Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: August 10, 2018

Announcement Regarding the Merger

On August 9, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”), filed the following documents with the Brazilian Exchange Commission (“CVM”) in connection with the transaction to combine the operations and the shareholder bases of Suzano and Fibria Celulose S.A. (“Fibria”):

1.

Material Fact, regarding the declaration of effectiveness issued by the U.S. Securities and Exchange Commission with respect to the registration statement filed by Suzano on Form F-4 with respect to the proposed Fibria business combination transaction (Exhibit 1);

2.

Call Notice, inviting the Shareholders of Suzano to the Extraordinary Shareholders Meeting to be held on September 13, 2018, at 9:30 a.m. (“Shareholders Meeting”), at the registered office of Suzano, to consider and vote on the agenda described therein, in accordance with the Management Proposal of Suzano (Exhibit 2);

3.	Management Proposal of Suzano with respect to the Shareholders Meeting, together with its appendices (Exhibit 3);

4.	Proxy Statement with respect to the Shareholders Meeting (Exhibit 4); and

5.

Presentation of Suzano’s results for the second quarter of 2018, which includes summary information on the timeline for the proposed Fibria business combination transaction, along with an update on the status of key steps and financing for the transaction (Exhibit 5).

Free translations into English of the above-mentioned documents are attached as Exhibits to this Form.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

EXHIBIT 1

SUZANO PAPEL E CELULOSE S.A. Publicly-Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE 29.3.0001633-1 | CVM Code No. 13986	FIBRIA CELULOSE S.A. Publicly-Held Company CNPJ/MF No. 60.643.228/0001-21 NIRE 35.300.022.807 | CVM Code No.12793

MATERIAL FACT

São Paulo, August 9, 2018—Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and collectively with Suzano, the “Companies”), in compliance with article 157, paragraph 4 of Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários—“CVM”), as amended, and CVM Instruction No. 565, dated as of June 15, 2015, hereby jointly inform its shareholders, the market in general and other interested parties that, on August 8, 2018, the declaration of effectiveness was issued by the Securities Exchange Commission of the United States of America (“SEC”) for the registration statement filed by Suzano with SEC for purposes of calling and holding and approval the Extraordinary Shareholders’ Meetings (“Shareholders’ Meeting”) of Suzano and of Fibria, to be held at first call on September 13, 2018, as provided for in the Call Notices published on this date, of the proposed corporate reorganization for the combination of operations and shareholders bases of Suzano and of Fibria, which was the object of the Voting Agreement and Other Obligations entered into on March 15, 2018 (“Transaction”) disclosed by the Companies through Material Facts published on March 16, 2018, pursuant to the terms and conditions of the protocol and justification entered into by and between the managers of Suzano, Fibria and Eucalipto Holding S.A. (“Holding”) (“Protocol and Justification”), approved by the Boards of Directors of Suzano and Fibria during the meetings held on July 26, 2018 and disclosed by the Companies on the same date.

The Transaction will also be submitted to the approval of the Extraordinary Shareholders’ Meeting of Holding, to be held on the same date scheduled for the Shareholders’ Meetings of Suzano and of Fibria.

1

1.	Companies Involved in the Transaction and Their Activities

1.1.	Suzano

(a) Identification. SUZANO PAPEL E CELULOSE S.A., publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with headquarters in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10º andar, salas 1010 e 1011, Pituba, CEP 41810-012.

(b) Activities. Suzano is engaged and will continue to be engaged after the Transaction, primarily in the manufacturing, trading, import and export of pulp, paper and other products derived from the processing of forest materials, including their recycling, as well as of products related to the printing sector, in the development and exploitation of homogeneous forests owned by Suzano or by third-parties, either directly or through contracts with companies specialized in forestry and forest management, in the management of port terminals and in holding equity interest in other companies or ventures.

1.2.	Fibria

(a) Identification. FIBRIA CELULOSE S.A., publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with headquarters in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3º e 4º (Parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010.

(b) Activities. Fibria is engaged and will continue to be engaged after the Transaction, primarily in the wholesale and retail trade and manufacture of pulp and other derived products, company-owned or owned by third parties, as well as to the development and exploitation of forests owned by Fibria or by third parties, either directly or through contracts with companies specialized in forestry and forest management. After the completion of the Transaction, will become a wholly-owned subsidiary of Suzano. Following the Transaction, Fibria will be deregistered as a publicly-held company.

1.3.	Holding

(a) Identification. EUCALIPTO HOLDING S.A., closely-held company, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8º andar, sala 2, Pinheiros, CEP 01452-919.

(b) Activities. Holding is a non-operational company, primarily engaged in holding equity interest in other companies, and whose outstanding shares are, as of this date, fully held by Suzano, and which will be wound-up as a result of the Transaction.

2

2.	Description and Purpose of the Transaction

2.1.	Description of the Transaction

The Transaction shall comprise the following steps, all interdependent and related among them, which completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent set forth in the Protocol and Justification and described in item 5 below, all such steps to be coordinated in order to occur on the same date:

(a) Capital increase of the Holding, upon the issuance of new ordinary, registered shares with no par value, in an amount determined pursuant to the terms of the Protocol and Justification, such that the number of ordinary shares subscribed by Suzano represent after the issuance set forth in item (b), sixty-one percent (61%) of the total ordinary shares and forty-four percent (44%) of the total capital of Holding, which shall be fully paid-in by Suzano, either directly or through any of its Affiliates (as defined in the Protocol and Justification), in Brazilian currency, until the Transaction Completion Date (as defined in item 5 below), for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Share (as defined in the item 2.2 below), a portion of which, to be defined at the extraordinary shareholders’ meeting of Holding, shall be allocated to the constitution of a capital reserve, being that, in case of subscription of such shares by an Affiliate of Suzano, they will be fully transferred to Suzano before or at the Transaction Completion Date, in such manner as may be determined by Suzano (“Holding’s Capital Increase”);

(b) On the same date, as a subsequent and interdependent act of Holding’s Capital Increase, merger of all the shares issued by Fibria into Holding, by its economic value, resulting in the issuance, by Holding, on behalf of the shareholders of Fibria that own the merged shares (“Fibria’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that, for each ordinary share issued by Fibria one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered, as set forth in item 4.1 of the Protocol and Justification (“Merger of Fibria’s Shares”). After the Merger of Fibria’s Shares is completed, Fibria shall keep its own legal personality and equity, there being no legal succession;

(c) On the same date, as a subsequent and interdependent act of the Merger of Fibria’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding that is redeemed, of the Redemption Value for Each One of the Holding’s Redeemable Preferred Share, as defined below (“Redemption”). Once redeemed, Holding’s preferred shares will be canceled against capital reserve; and

3

(d) On the same date, as a subsequent and interdependent act of the Redemption, merger of Holding into Suzano, at book value of the shareholders’ equity of Holding (already taking into consideration the effects of Holding’s Capital Increase, the Merger of Fibria’s Shares and the Redemption), with the consequent winding-up of Holding and succession, by Suzano, in all its assets, rights and obligations, with the consequent migration of Fibria’s Shareholders to Suzano’s shareholder base (“Holding’s Merger”).

The base date of the Transaction will be March 31, 2018 (“Base Date”).

As a result of the Transaction, the number of Suzano’s outstanding shares will be increased by the number of shares issued in favor of Fibria’s Shareholders after the Merger of Holding. Upon completion of the Transaction, Fibria’s shares will cease to be traded and its shareholders will become holders of Suzano’s shares, pursuant to the exchange ratio set forth in item 4.3 below.

Although the steps above are subsequent to one another, all of them are part of one sole legal transaction, it being a requisite that each of the steps will not be individually effective without the others also becoming effective and fully implemented as a whole.

2.1.1.	Appraisal Report and Appraisers

Suzano’s management, on behalf of Suzano and of the Holding, retained the services of (a) Ernst & Young Assessoria Empresarial Ltda., enrolled with CNPJ/MF under No. 59.527.788/0001-31 (“EY”) to appraise and determine the economic value of Fibria’s shares to be merged into Holding (“Appraisal Report of Fibria’s Shares”); and (b) PricewaterhouseCoopers Auditores Independentes, enrolled with CNPJ/MF under No. 61.562.112/0001-20 (“PwC”) to appraise and determine the book value of the shareholders’ equity of Holding to be transferred to Suzano by reason of Holding’s Merger (“Appraisal Report of Holding”).

2.2.	Purpose of the Transaction

The purpose of the Transaction is to combine Fibria’s and Suzano’s operations and shareholder bases, turning Fibria into a wholly-owned subsidiary of Suzano. Considering that the outstanding capital stock of Fibria is represented, on the Transaction Completion Date, by five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock option plans, and Suzano’s outstanding capital stock is represented, on the Transaction Completion Date, by one billion, ninety-one million, nine hundred and eighty-four thousand, one hundred and forty-one (1,091,984,141) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock option plans, and subject to the provisions of Section 2 of the Protocol and Justification, the Transaction will result in the receipt, by Fibria’s shareholders, for each ordinary share issued by Fibria that they own at the referred date of:

(i) cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$ 52.50) (“Cash Installment”), adjusted by the CDI variation verified between March 15, 2018 and the Financial Settlement Date, and also in accordance with item 4.2 below (after the adjustments, the “Redemption Value for Each One of the Holding’s Redeemable Preferred Share”), to be paid cash, in a single installment, at the Transaction Completion Date (“Financial Settlement Date”); and

4

(ii) Zero point four six one one (0.4611) ordinary share issued by Suzano (“Exchange Ratio”), adjusted pursuant to the provisions of the Protocol and Justification (after the adjustments, the “Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares”).

3.	Main Benefits, Costs and Risks of the Transaction

3.1.	Main Benefits

It is sought, with the Transaction, to create a solid company, owning first-line and strategically located assets, able to efficiently supply customers in all continents with its products.

The integration of the Companies’ activities will allow for synergy gains to be obtained as a result of the reduction in forestry, logistics and administrative operational costs and risks, with significant efficiency gains to the Companies.

3.2.	Costs

The Companies estimate that the total costs and expenses for the execution and completion of the Transaction, including the costs with the drafting and publication of the corporate documents, and valuation experts’ fees and other professionals hired will be of approximately ninety-seven millions Reais (R$ 97,000,000.00).

3.3.	Risks

The Transaction aims to integrate Suzano’s and Fibria’s businesses and take advantage of the synergies obtained from this integration. Notwithstanding, the Transaction has a number of requisites and conditions that must be fulfilled in order for the Transaction to take place, including the approval by the competition authorities in Brazil and abroad, which may reject the Transaction or even approve it with restrictions, which may be structural (e.g., assets disposal) and/or behavioral (e.g. commitment and market monitoring clauses).

5

In this context, even if approved by the Shareholders’ Meetings of Suzano and of Fibria, the Transaction may not be concluded or be concluded with a combination of assets and transactions different from the initially proposed one, which could impact the expected efficiency profit between Suzano and Fibria.

In addition, the market value of Suzano’s and Fibria’s ordinary shares, at the time of completion of the Transaction, may vary significantly from its price on the base date for the Transaction, March 31, 2018, and on the date in which the Protocol and Justification was executed. The share price change may occur as a result of a variety of factors which are beyond Suzano’s and Fibria’s control, including changes in the Companies’ business, transactions and projections, transaction schedule, regulatory issues, general market and economic conditions, including exchange rates, whether nationally or internationally, as well as other factors that impact the industry.

Accordingly, the success of the Transaction will depend in part on the Companies’ ability to carry out growth opportunities and cost savings resulting from the combination of Suzano’s and Fibria’s businesses. There is no certainty, however, that such opportunities and economies will be successful. If such objectives are not achieved successfully, the expected benefits of the Transaction may not occur fully or entirely or may take longer than expected to occur.

Suzano and Fibria operate and, until the consummation of the Transaction, will continue to operate independently. Both Companies will have important challenges in consolidating functions, integrating organizations, processes and operations in an optimized and efficient manner, as well as in the retention of personnel. The integration of the Companies will be complex and time consuming and the management of both Companies will have to dedicate substantial resources and efforts to its implementation. The integration process and other sensitivities of the Transaction may result in challenges for each of the Companies in their respective business courses which may adversely affect their ability to maintain their relationships with customers, suppliers, employees and others with whom the Companies interact, or adversely affect the achievement of the expected benefits of the Transaction.

After the Transaction, Suzano’s and Fibria’s revenues and results will be consolidated by Suzano, so any future negative results of any of the Companies may affect the consolidated result for Suzano’s shareholders and for Fibria’s shareholders that will become shareholders of Suzano.

4.	Exchange Ratio and Criteria for Determining the Exchange Ratio

4.1.	Merger of Fibria’s Shares

Fibria’s shareholders will receive new ordinary shares and redeemable preferred shares issued by Holding, all registered and with no par value, in substitution of its ordinary shares of Fibria, in the proportion of one (1) ordinary share and one (1) redeemable preferred share issued by Holding for each ordinary share issued by Fibria (considering the adjustments mentioned in the paragraph below).

6

The exchange ratio of the shares issued by Fibria for ordinary and preferred shares issued by Holding, as a result of the Merger of Fibria’s Shares shall be proportionally adjusted in the event of a change in the number of shares of Fibria’s capital stock set forth in items 1.1 and 2 of the Protocol and Justification, including as a result of any and all splits, reverse share splits and bonuses of Fibria’s shares occurred as of March 15, 2018.

Any splits of Holding’s shares shall not impact the exchange ratio set forth above.

4.2.	Redemption

On the same date of the Merger of Fibria’s Shares, as a subsequent and interdependent act, the preferred shares issued by Holding will be automatically redeemed, upon payment, for each one (1) preferred share issued by Holding that is redeemed, of the Redemption Value for Each One of the Holding’s Redeemable Preferred Share, subject to the adjustments provided for in the Protocol and Justification, including the adjustment by the CDI variation from March 15, 2018 until the Financial Settlement Date, as well as adjustments arising from dividends, interest on capital and other proceeds declared and/or paid by the Companies, as from March 15, 2018 and with reporting date of the shareholder bases (ex date) until and including the Transaction Completion Date, except for the mandatory minimum dividends already proposed by Suzano’s management on February 7, 2018 and by Fibria’s management on January 29, 2018.

4.3.	Holding’s Merger

As a result of Holding’s Merger, Fibria’s shareholders (at this point, already shareholders of Holding), will receive the Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares, equivalent to zero point four six one one (0.4611) ordinary share issued by Suzano for each ordinary share issued by Fibria, considering the adjustments mentioned below, as replacement for Holding’s ordinary shares held by them.

The exchange ratio of shares issued by Holding for shares issued by Suzano shall be proportionally adjusted in the event of a change in the number of shares of Fibria’s and/or of Suzano’s capital stock set forth in items 1.1 and 2 of the Protocol and Justification, including as a result of splits, reverse share splits and bonuses of Suzano’s shares.

Holding’s shares held by Suzano will be cancelled upon Holding’s Merger. For each ordinary share issued by Holding, the Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares will then be issued.

7

Any fractions shares issued by Suzano arising out of Holding’s Merger will be subject to reverse split into whole numbers and then sold in the stock market managed by B3 SA—Brasil, Bolsa e Balcão (“B3”), after the completion of the Transaction, pursuant to the notice to shareholders to be disclosed in due course. The proceeds of such sale will be made available net of fees to the former shareholders of Fibria holders of the respective fractions, proportionally to their participation in each share sold.

4.4.	Criteria for Determining the Exchange Ratio

The exchange ratios were negotiated between independent parties (on the one side, the controlling shareholders of Suzano and, on the other side, the controlling shareholders of Fibria). Furthermore, Suzano’s and Fibria’s managements, individually, hired advisory services from investment banks of international standing to assist its respective Boards of Directors in the process of informed decision making regarding financial parameters of the Transaction.

5.	Conditions Precedent to the Transaction

The completion of the Transaction shall be subject to the compliance of certain conditions precedent, pursuant to article 125 of the Brazilian Civil Code and to the Protocol and Justification, among of which are the:

(a) approval of the Transaction by the Brazilian Council of Administrative and Economic Defense – CADE, in Brazil;

(b) approval of the Transaction by the Federal Trade Commission – FTC and/or the Department of Justice – DOJ, as applicable, in the United States of America;

(c) approval of the Transaction by the European Commission, in the European Union;

(d) approval of the Transaction by the Ministry of Commerce – State Administration for Market Regulation – SAMR, in the People’s Republic of China;

(e) prior approval by the National Agency for Water Transportation—ANTAQ;

(f) obtaining the declaration of effectiveness by the SEC of the registration statement filed by Suzano with the SEC for the purposes of calling, holding and approving the Transaction at the Extraordinary General Meeting of Fibria and of Suzano;

8

(g) non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;

(h) non-occurrence of Material Adverse Effect, as defined in the Protocol and Justification;

(i) compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and

(j) Suzano’s and Fibria’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

The condition provided for in item (h) (non-occurrence of Material Adverse Effect) may be waived at any time by Suzano, by means of a written notice. The conditions provided for in items (i) and (j) may be waived at any time by the non-defaulting party by means of a written notice.

Once the conditions precedent are implemented or waived, any of the Companies may notify the other about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed. The date on which the Transaction shall be closed shall correspond to the forty-fifth (45th) day (or, if such is not a business day, the next following business day) counted from the publication of the referred notice to the market.

5.1.	Conditions Precedent Already Implemented

The condition precedent set forth in item (b) above was implemented on May 31, 2018 and the condition precedent set forth in item (f) was implemented on August 8, 2018. The Companies will maintain the market informed on the implementation of the remaining conditions precedent.

6.	Exchange Ratio Calculated in Accordance with Article 264 of the Brazilian Corporation Law

The exchange ratios were negotiated between independent parties (on the one side, Suzano and its controlling shareholders and, on the other side, the controlling shareholders of Fibria) and there will be no withdrawal right as a result of Holding’s Merger, as mentioned in item 4.7 of the Protocol and Justification. Notwithstanding, Suzano, for informational purposes and since, it is at the date of Holding’s Merger, the controlling shareholder of Holding, has also requested EY, to prepare the appraisal report provided for in article 264 of the Brazilian Corporation Law, appraising both equities pursuant to the same criteria and on the same date, at market value.

9

7.	Withdrawal Right and Reimbursement Amount

7.1.	Withdrawal Right on the Merger of Fibria’s Shares

Pursuant to articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, if the Transaction is completed, the Merger of Fibria’s Shares by Holding will entitle the holders of shares issued by Fibria to the withdrawal right.

The withdrawal right shall be assured to Fibria’s shareholders who uninterruptedly hold Fibria’s shares from the date of execution of the Protocol and Justification (July 26, 2018) up to the Transaction Completion Date, and do not vote favorably for the Merger of Fibria’s Shares, abstain or do not attend the Shareholders’ Meeting, and who expressly state their intention to exercise the withdrawal right within a period of thirty (30) days counted as of the publication of the minutes of the General Meeting which approves the Merger of Fibria’s Shares.

7.2.	Reimbursement Amount for the Exercise of the Withdrawal Right

The amount to be paid as reimbursement to Fibria’s dissenting shareholders shall be equivalent to the shareholders’ equity value of Fibria’s share as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ General Meeting dated as of April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$ 26.36) per share, without prejudice to the right to prepare a special balance sheet.

7.3.	Withdrawal Right on Holding’s Merger

Since on the date of Holding’s Extraordinary Shareholders’ Meeting which resolves on Holding’s Merger, Suzano will be the sole shareholder of Holding, there will be no dissenting shareholders or withdrawal right as a result of this step of the Transaction.

8.	Companies’ and Holding’s Capital Stock

8.1.	Holding’s Capital Stock

The Merger of Fibria’s Shares will result in an increase to Holding’s shareholders’ equity in an amount provided for by the Appraisal Report of Fibria’s Shares, part of which will be, as defined by the general meeting of Holding, allocated for the formation of capital reserve and the balance will be destined to its capital stock.

8.2.	Fibria’s Capital Stock

Fibria’s capital stock will not be altered due to the Transaction.

10

8.3.	Suzano’s Capital Stock

Holding’s Merger will result in an increase to Suzano’s shareholders’ equity in an amount equivalent to the amount of Holding’s shareholders’ equity corresponding to the stake held by Fibria’s shareholders in Holding, after the Redemption, part of which will be allocated to Suzano’s capital stock and part will be allocated to the constitution of a capital reserve, in an amount to be determined by Suzano’s Shareholders’ Meeting. Holding’s shares held by Suzano will be cancelled at the time of Holding’s Merger. The equity variations verified as from the Base Date and up to the date on which Holding’s Merger will be completed will be appropriated by Suzano.

9.	Other Relevant Information

9.1.	Corporate Approvals

The effectiveness of the Merger of Fibria’s Shares, the Redemption and the Holding’s Merger will depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the conditions precedent provided in the Protocol and Justification, all such acts to be coordinated in order to occur on the same date, and the Shareholders’ Meeting of Suzano and Fibria held, in first call, on September 13, 2018, pursuant to Call Notices published on the date hereof:

(a)

Shareholders’ Meeting of Fibria in order to, among other matters not related to the Transaction, in this order, (i) approve the waiver of the tender offer for the acquisition of shares issued by Fibria provided for in article 33 of Fibria’s Bylaws in the context of the Transaction; (ii) approve the terms and conditions of the Protocol and Justification; (iii) approve the Transaction; (iv) authorize the officers to subscribe new shares to be issued by Holding; and (v) approve the new overall management’s compensation for the year of 2018, considering the possibility of the Transaction causing early maturity of the company’s current variable compensation plan and the implementation of the retention plans to executive officer, as authorized by the Protocol and Justification;

(b)

Extraordinary shareholder’s meetings of Holding to (i) approve Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY as responsible for the appraisal and determination of the economic value of Fibria’s shares to be merged into Holding, pursuant to the Appraisal Report of Fibria’s Shares; (iv) approve the Appraisal Report of Fibria’s Shares; (v) approve the creation of a class of preferred shares; (vi) approve the Merger of Fibria’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-in by the officers of Fibria, with the consequent amendment to its bylaws; (viii) approve the Redemption, with the consequent amendment to its bylaws; (ix) approve Holding’s Merger by Suzano; and (x) authorize the subscription, by its officers, of the new shares to be issued by Suzano; and

11

(c)

Shareholders’ Meeting of Suzano to, in this order, (i) ratify the investment by Suzano in Holding upon the subscription of new shares in the amount set forth in the Protocol and Justification, to be paid-in in cash on the same occasion of the subscription; (ii) examine, discuss and approve the Protocol and Justification; (iii) ratify appointment of PwC, as responsible for preparing the appraisal report at book value of the shareholders’ equity of Holding, for the purposes of Holding’s Merger, pursuant to the terms of the Appraisal Report of Holding; (iv) approve the Appraisal Report of Holding; (v) approve the proposed Transaction, pursuant to the terms of the Protocol and Justification; (vi) approve the increase of Suzano’s capital stock as a result of Holding’s Merger to be subscribed and paid-in by Holding’s officers on behalf of its shareholders, with the cancellation of the shares issued by Holding held by Suzano, increase which will be effected upon the issuance of the Final Quantity of Suzano’s Shares per Holding’s Ordinary Shares, as objectively determined by items 2 and following of the Protocol and Justification; and (vii) approve the amendment to Suzano’s bylaws to reflect, in Article 5, as a result of the resolution taken pursuant to item (vi) above, the amount of Suzano’s subscribed capital stock and the number of shares representing it, as well as to adjust the wording of Paragraph One thereof with regard to the authorized capital and, also, to amend Article 12 of Suzano’s bylaws in relation to the maximum number of members of its Board of Directors, pursuant to Suzano’s Management Proposal.

9.2.	Voting Agreement and Other Obligations

As previously disclosed by the Companies, on March 15, 2018, the controlling shareholders of Fibria and of Suzano entered into the Voting Agreement and Other Obligations (“Agreement”), with Suzano as the intervening and consenting party, pursuant to which the parties undertook to attend and vote for the approval of the corporate resolutions of the extraordinary shareholders’ meetings of the Companies that may be necessary to approve the Protocol and Justification and the Transaction.

In the event that any restrictions imposed by competition authorities in Brazil and/or abroad become excessively burdensome, subject to the conditions set forth in the Agreement, Suzano may not complete the Transaction, upon payment by Suzano to Fibria of a fine of seven hundred and fifty million Reais (R$ 750,000,000.00). The fine may also be applied in other condition or the non-completion of the Transaction, as expressly provided for in the Agreement.

9.3.	American Depositary Receipts – ADRs

Holders of American Depositary Receipts (“ADRs”) tied to shares issued by Fibria will be entitled to receive ADRs from Suzano, subject to the same Exchange Ratio (as adjusted by the ADR-to-share ratio). Prior to the Transaction Completion Date, Suzano will apply to list Suzano’s ADRs on the New York Stock Exchange where Fibria’s ADRs are currently listed.

12

9.4.	Obtaining Waivers Set Forth in Financial Instruments

Fibria’s management is taking the necessary steps to obtain prior approvals that, pursuant to financial instruments and instruments of issuance of debts executed by it, are necessary with the respective counterparties for the completion of the Transaction without causing the acceleration of the respective debts.

9.5.	Provided Documents

The Protocol and Justification, Suzano’s and Fibria’s Management Proposals for the Shareholders’ Meetings and the appraisal reports, prepared under the scope of the Transaction, will be made available to the shareholders of the Companies, as of this date, at the respective headquarters, at the Investor Relations websites of Fibria (www.ri.fibria.com.br) and of Suzano (ri.suzano.com.br), as well as at the websites of CVM (www.cvm.gov.br) and of B3 (www.b3.com.br).

Additional disclosures of information to the market shall be made in due course pursuant to the applicable laws.

São Paulo, August 9, 2018.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Executive Finance and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Financial and Investor Relations Officer

13

EXHIBIT 2

Exhibit 2

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNJP/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Federal law 6,404/1976, to the Extraordinary Shareholders Meeting to be held on September 13, 2018, at 9:30 a.m., at the registered office of the Company located at Av. Professor Magalhães Neto, nº 1752, Bairro Pituba, in the city of Salvador, state of Bahia, CEP 41810-012, to deliberate on the following agenda:

(i) to ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription;

(ii) to examine, discuss and approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”);

(iii) to ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

(iv) to approve the Valuation Report of Holding;

(v) to approve the proposed Operation as per the terms of the Merger Agreement;

(vi) to approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement; and

(vii) to approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

Approval of the matters in items (i) to (vii) above will be effective only upon fulfillment or verification of the conditions precedent set forth in the Merger Agreement. The events and stages of the Operation established in the Merger Agreement, including those on the Meeting agenda, are interdependent and each stage is effective individually only if all others are effective as well. Accordingly, if the Meeting approves any of the matters in items (i) to (vii), but rejects other matters in those items, the approved items shall not produce any effect.

The Management Proposal, including the following documents, is available to Shareholders on the Company’s Investor Relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br): (i) Absentee Ballot; (ii) Merger Agreement and its appendices; (iii) the main terms of the Operation, as required by article 20-A of CVM Instruction 481/09; (iv) the Valuation Report of Holding; (v) information required under Appendix 21 of CVM Instruction 481/09; and (vi) information required by article 11 of CVM Instruction 481/09, as well as the Proxy Statement of the Meeting.

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1, article 126 of Federal Law 6,404/1976. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar

2

Association, or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (a) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (c) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

Without prejudice to paragraph 2, article 5 of CVM Instruction 481/2009 (as amended) and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

The Company informs that it has implemented an absentee voting system, pursuant to CVM Instruction 481/2009 (as amended), enabling its Shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by September 6, 2018 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, Shareholders must observe the rules in CVM Instruction 481/2009 (as amended) and the procedures described in the absentee ballots made available by the Company.

3

São Paulo, August 9, 2018.

David Feffer

Chairman of the Board of Directors

4

EXHIBIT 3

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS MEETING

SEPTEMBER 13, 2018

1

CONTENTS

A) MANAGEMENT PROPOSAL

B) APPENDICES

The items above are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with CVM Instruction 481/09, as amended.

2

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY SHAREHOLDERS MEETING CALLED FOR SEPTEMBER 13, 2018

Dear Shareholders,

The management of Suzano Papel e Celulose S.A. (“Suzano”) hereby presents its proposal for the matters related to the combination of operations and shareholder bases of Suzano and Fibria Celulose S.A. (“Fibria”) through a corporate restructuring operation (“Operation”), as announced through a material fact notice on March 16, 2018, to be submitted to the shareholders at an extraordinary shareholders meeting to be held, on first call, on September 13, 2018, at 9:30 a.m., at the registered office of Suzano (“Meeting”).

The management of Suzano informs that the Operation will result in the ownership, by Suzano, of all the shares issued by Fibria, in accordance with the agreement and plan of merger of the shares of Fibria with Eucalipto Holding S.A. (“Holding”), followed by the merger of Holding with Suzano, signed on July 26, 2018, by the managements of Suzano, Fibria and Holding (“Companies”) (“Merger Agreement”).

Under the Operation, the shareholders of Fibria, owners of shares issued by Fibria on the date of the Meeting (“Fibria Shareholders”), subject to the provisions in item 1.1 of the Merger Agreement, will be entitled to receive:

(a)

a portion of the payment in legal tender, in the amount of fifty-two reais and fifty centavos (R$52.50), adjusted in accordance with the Merger Agreement (after adjustments, the “Redemption Amount for Each Redeemable Preferred Share of Holding”), to be paid in cash, in a single installment, on the date of consummation of the Operation, i.e. the forty-fifth (45th) day (or, if it is not a business day, the immediately subsequent business day) from the publication of the respective notice to the market (“Date of Consummation of the Operation”), as defined in items 1.1 and 3.2 of the Merger Agreement; and

(b)	zero point four six one one (0.4611) common share issued by Suzano, adjusted in accordance with the Merger Agreement.

3

In accordance with the Merger Agreement, the Operation will include the following stages, all interdependent, whose consummation will be subject to the following: (i) applicable corporate approvals; (ii) approval of the Operation by Brazil’s antitrust authority (CADE), the Federal Trade Commission (FTC) and/or the Department of Justice (DOJ), as applicable, in the United States of America, the European Commission in the European Union and the State Administration for Market Regulation (SAMR) in the People’s Republic of China; (iii) approval of the Operation by Brazil’s National Water Transportation Agency (ANTAQ); and (iv) obtaining of the declaration of effectiveness from the Securities and Exchange Commission (SEC) of the United States of America:

(a) capital increase of Holding through the issue of new registered common shares with no par value, which will be fully subscribed to and paid up by Suzano, in legal tender, until the Date of Consummation of the Operation (as defined in item 1.1. (a) of the Merger Agreement) (“Capital Increase of Holding”);

(b) on the same date, as a subsequent and interdependent act of the Capital Increase of Holding, the merger of all the shares of Fibria with Holding, at their economic value, resulting in the issue, by Holding, in favor Fibria Shareholders, of common shares and redeemable preferred shares issued by Holding, at the ratio of 1 common share and 1 redeemable preferred share issued by Holding for each common share of Fibria (subject to the adjustments mentioned in item 2.1 of the Merger Agreement), as established in item 4.1 of the Merger Agreement (“Merger of Fibria Shares”). After the Merger of Fibria Shares is concluded, Fibria will retain its legal personality and equity, without any legal succession;

(c) on the same date, as a subsequent and interdependent act of the Merger of Fibria Shares, redemption of all the preferred shares issued by Holding, with the payment, for each (1) preferred share of Holding redeemed, of the Redemption Amount for Each Redeemable Preferred Share of Holding (“Redemption”). Once redeemed, the preferred shares of Holding will be canceled against the capital reserve; and

(d) on the same date, as a subsequent and interdependent act of the Redemption, merger of Holding with Suzano at its net book value (already considering the effects of the Capital Increase of Holding, the Merger of Fibria Shares and Redemption), and the consequent dissolution of Holding and succession, by Suzano, of all of its assets, rights and obligations, with the consequent migration of Fibria Shareholders to the shareholder base of Suzano (“Merger of Holding”).

The main terms of the Operation, as required by article 20-A of CVM Instruction 481/09, as amended, are described in Appendix I.

4

Proposals for the deliberations described in the following items of this Proposal are interdependent legal transactions, and each stage is effective individually if all others are effective as well. Accordingly, if the Meeting fails to approve any of the matters in the following items or if any corporate approval is not obtained or any of the conditions in the Merger Agreement is not fulfilled, any matters approved in the Meeting will not produce any effect.

To consummate the Operation, the following agenda will be proposed for approval at the Meeting.

(i) to ratify the Company’s investment in Holding through subscription to new shares in the amount established in the Merger Agreement, paid in cash at the time of subscription;

(ii) to examine, discuss and approve the Merger Agreement, which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent, by which the shares issued by Fibria will be merged with Holding, and the Holding will be merged with the Company, and as a result, the Company will hold all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and of Fibria;

(iii) to ratify the appointment of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the firm responsible for preparing the valuation report of the net book value of Holding, for the purpose of the Merger of Holding with the Company (“Valuation Report of Holding”);

(iv) to approve the Valuation Report of Holding;

(v) to approval the proposed Operation, in accordance with the Merger Agreement;

(vi) to approve the increase in the capital of Suzano as a result of the Merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares of Holding held by the Company, which will be made effective upon the issue of the Final Number of Suzano Shares per Common Share of Holding is defined, as objectively established in item 2 and subsequent items of the Merger Agreement; and

(vii) to approve the amendment of the Bylaws of the Company to record, in article 5, as a result of the resolution taken as per item (vi) above, the Company’s subscribed capital and the number of shares representing it, as well as to adjust the wording of Paragraph One thereof with regard to authorized capital and, also, to alter article 12 of the Bylaws of the Company regarding the maximum number of directors, pursuant to the Company’s Management Proposal.

5

1. Investment in Holding

In accordance with item 5.1 of the Merger Agreement, the Capital Increase of Holding is one of the stages required for implementing the Operation and the investment by Suzano in Holding must be submitted to the Shareholders Meeting of Suzano.

As such, the management of Suzano proposes the ratification of the investment, by Suzano, in the amount of twenty-nine billion, thirty-six million, seven hundred thirty-two thousand, seventy-seven reais and fifty centavos (R$29,036,732,077.50), subject to the adjustment established in the Merger Agreement, through subscription to new shares in Holding.

2. Approval of the Merger Agreement

Articles 224 and 225 of Federal Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”) establish the conditions and justifications for merger operations that must be described in the Merger Agreement to be entered into between the managers of the companies involved.

Thus, based on the clarifications in this document and in accordance with Brazilian Corporation Law, the management proposes approval of the entire Merger Agreement signed on July 26, 2018, by and between the managers of Suzano, Holding and Fibria, and the consequent approval of the Operation. The Merger Agreement is attached hereto as Appendix I.1.

3. Ratification of the Appointment of the Expert Firm

In compliance with applicable laws, the management proposes the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes (Corporate Taxpayer ID (CNPJ/MF) no. 61.562.112/0001-20), to prepare the Valuation Report of Holding. The information required under article 21 of CVM Instruction 481/09 is included in Appendix II.

4. Approval of the Valuation Report of Holding

PricewaterhouseCoopers Auditores Independentes prepared the Valuation Report of Holding, which already considers the effects of the Capital Increase of Holding and of the merger of the shares issued by Fibria.

6

In accordance with article 227 of Brazilian Corporation Law, which establishes the need for the Valuation Report to be approved by the Shareholders Meeting, the management proposes approval of the Valuation Report of Holding, at its net book value, on the base date March 31, 2018. The Valuation Report of Holding is attached hereto as Appendix I.3.

5. Approval of the Operation

After the decisions on the items detailed above, which are the stages in the Operation, the management proposes approval of the Operation as per the terms and conditions in the Merger Agreement, and the consequent Merger of Holding.

In case of approval of the Operation by the Shareholders Meeting, the management of Suzano proposes that the managers be authorized to take all and any additional measures required to consummate the Operation.

6. Approval of the Increase of the Capital of Suzano

In accordance with article 227, paragraph 1 of Brazilian Corporation Law, the Shareholders Meeting of the merging company that approves the Merger Agreement should authorize the increase in the capital to be subscribed to and paid up by the merged company through transfer of its shareholders’ equity.

In this regard, if the Operation is approved, the management proposes that shareholders authorize the increase in the capital of Suzano in the amount corresponding to the Valuation Report of Holding, and in proportion to the equity interest held by the shareholders of Holding, except Suzano, by thirty-seven billion, five hundred forty-nine million, eight hundred fifty-six thousand reais (R$37,549,856,000.00), to be subscribed to and paid up by the managers of Holding, for the benefit of its shareholders (except Suzano), through transfer of the shareholders’ equity of Holding, a part of which will be allocated to the capital of Suzano and a part to the constitution a capital reserve, with the issue of new shares by Suzano, calculated based on the exchange ratio established in the Merger Agreement, which is estimated, on this date, at two hundred fifty-five million (255,000,000) new common shares. The shares issued by Holding and held by Suzano will be canceled upon the merger.

7

7. Approval of the amendment to the Bylaws of Suzano

If the Operation is approved, the management also proposes amending the head paragraph and the first paragraph of article 5 and article 12 of the Bylaws of Suzano, which will then read as follows:

“Article 5. The capital stock of the Company, fully subscribed is of twenty billion, nine hundred eighty-seven million, seventeen thousand, nine hundred nineteen reais and thirty-three centavos (R$20,987,017,919.33) divided into one billion, three hundred sixty million, eight hundred twenty-six thousand, one hundred forty-five (1,360,826,145) common shares, all nominative and book-entry type, with no par value. 1

Paragraph One. The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred eighty million, one hundred nineteen thousand, seven hundred twelve (780,119,712) ordinary shares, all exclusively book-entry type. (...)”

“Article 12 The Board of Directors shall be made up of between 5 (five) and 10 (ten) members, resident in or outside Brazil, elected and dismissed by the

The information required by article 11 of CVM Instruction 481/09 is included in Appendix IV and Appendix V.

8. Additional information and where to find it

Any fractions of shares issued by Suzano resulting from the Merger of Holding will be grouped in whole numbers so that they may be sold in the spot market managed by Suzano after the consummation of the Operation, in accordance with the notice to shareholders to be published at an opportune moment. The amounts received from such sales will be made available net of taxes and fees to the former shareholders of Holding that own the respective fractions in proportion to their interest in each share sold.

The Operation will not entitle Suzano shareholders to withdrawal rights since none of its stages comes under the events set forth in articles 137 and 252 of Brazilian Corporation Law.

The waiver of the obligation set forth in Chapter VIII of the Bylaws of Fibria will be submitted for voting on the agenda of the Extraordinary Shareholders meeting of Fibria called to approve the Merger Agreement.

The following documents are available to Shareholders at the registered office of Suzano, the Company’s Investor Relations website (ri.suzano.com.br) as well as on the websites of the Securities and Exchange Commission of Brazil (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.br.com.br):

•	Proxy statement

[1]	Capital amount and number of common shares of the Company, subject to the adjustments mentioned in Clauses 1.1 and 2.1 of the Merger Agreement.

8

•	Absentee Voting Ballot

•	Call Notice

•	Minutes of the Board of Directors Meeting that approves the Merger Agreement and the Operation

•	Minutes of the Audit Board Meeting that gave its opinion on the Merger Agreement and the Operation

•	Appendix 20-A to CVM Instruction 481

•	Merger Agreement and appendices

•	Information on the valuation firm, in accordance with Appendix 21 to CVM Instruction 481

•	Chart comparing the proposed amendments to the Bylaws

•	Consolidated Bylaws

Note that all questions should be forwarded to the Investor Relations Department at ri@suzano.com.br.

9

APPENDIX I – INFORMATION ABOUT THE RESTRUCTURING

(Appendix 20-A to CVM Instruction 481/09)

1. Agreement and Plan of Merger, in accordance with articles 224 and 225 of Federal Law 6,404 of 1976.

The Agreement and Plan of Merger of the Shares of Fibria Celulose S.A. (“Fibria”) with Eucalipto Holding S.A. (“Holding”), followed by the merger of Holding with Suzano Papel e Celulose S.A. (“Suzano” or “Company” and, jointly with Fibria and Holding, the “Companies”) (“Merger Agreement”) is attached hereto as Appendix I.1.

2. Other agreements, contracts, pre-agreements governing the exercise of voting rights or transfer of shares issued by the surviving companies or the companies resulting from the operation, filed at the registered office of the company or to which the company’s controlling shareholder is a party.

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), as well as the controlling shareholders of Fibria (jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”), with Suzano as the intervening consenting party, signed a Commitment to Vote and Assumption of Obligations (“Voting Commitment”), whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding bases of the Company and of Fibria through corporate restructuring (“Operation”).

On the same date, the Controlling Shareholders of the Company and BNDESPAR, with Suzano as the intervening consenting party, signed the Voting Agreement and Other Covenants (“2018 Shareholders’ Agreement”), which established additional governance rules applicable to Suzano after consummation of the Operation.

The full Voting Commitment and 2018 Shareholders’ Agreement are available on the website of the Securities and Exchange Commission of Brazil and on the respective Investor Relations websites of the Companies.

10

3. Description of the operation, including:

a. Terms and conditions

The Operation will include the following stages, all of which are interdependent:

(a) capital increase of Holding through the issue of new registered common shares with no par value, which will be fully subscribed to and paid up by Suzano, in legal tender, by the Date of Consummation of the Operation (as defined in item 1.1. (a) of the Merger Agreement) (“Capital Increase of Holding”);

(b) on the same date, as a subsequent and interdependent act of the Capital Increase of Holding, merger of all the shares issued by Fibria with Holding, at their economic value, resulting in the issue, by Holding, in favor of the shareholders of Fibria that own the merged shares (“Fibria Shareholders”), of common and redeemable preferred shares at the ratio of 1 common share and 1 preferred share issued by Holding for each common share issued by Fibria (subject to the adjustments mentioned in item 2.1 of the Merger Agreement) (“Merger of Fibria Shares”). After the Merger of Fibria Shares is concluded, Fibria will retain its legal personality and equity, without any legal succession;

(c) on the same date, as a subsequent and interdependent act of the Capital Increase of Holding, the Merger of Fibria Shares, redemption of all preferred shares issued by Holding, with the payment, for each (1) preferred share issued by Holding redeemed, of the Redemption Amount for Each Redeemable Preferred Share of Holding, as defined in item 1.1 of the Merger Agreement (“Redemption”). Once redeemed, the preferred shares of Holding will be canceled against the capital reserve; and

(d) on the same date, as a subsequent and interdependent act of the Capital Increase of Holding, the Merger of Fibria Shares, the Redemption, merger of Holding with Suzano, at the net book value of Holding (already considering the effect of the Capital Increase of Holding, the Merger of Fibria Shares and the Redemption), with the consequent dissolution of Holding and succession, by Suzano, of all of its assets, rights and obligations, with the consequent migration of Fibria Shareholders to the shareholding base of Suzano (“Merger of Holding”).

Once all the Conditions Precedent are implemented or waived, any of the Companies may notify the other of the implementation of Conditions Precedent and the Companies will release a notice to the market indicating, at least, the date on which the Operation will be consummated, including the date on which Fibria shares will cease to be traded. The date of consummation of the Operation will correspond to the forty-fifth (45th) day (or, if it is not a business day, the immediately subsequent business day) from the publication of said notice to the market (“Date of Consummation of the Operation”). On the business day immediately prior to the Date of Consummation, the Companies will inform the market the base date and consequently the shareholders of Fibria that will receive Suzano shares, as well as the final amount of the cash portion and final number of Suzano shares to be paid for each common share of Holding.

11

b. Obligations to indemnify

i. The managers of any of the companies involved

None.

ii. If the operation is not consummated

In accordance with Clause 8.2 of the Voting Commitment, if the Operation is not consummated within eighteen (18) months from March 15, 2018 (observing the Cure Period, as defined in the Commitment, and an additional term, as applicable, of one hundred twenty (120) days set forth in Clause 8.2.1 of the Voting Commitment), the Company must irrevocably, and except as provided otherwise in Clause 8.2.1 of the Voting Commitment, pay Fibria a fine of seven hundred fifty million reais (R$750.000.000,00).

c. Table comparing the rights, advantages and restrictions applicable to the shares of the companies involved or resulting from the operation, before and after the operation.

The rights, advantages and restrictions of the common shares issued by Suzano will not change as a result of the Operation. The following table summarizes the characteristics of the common shares issued by Suzano compared to the common shares issued by Fibria.

Shares issued by Holding will be canceled with the Operation as follows: (i) preferred shares will be canceled after Redemption; and (ii) common shares will be canceled after the Merger of Holding.

	SUZANO	FIBRIA
Right to dividends:	The Bylaws of the Company establish that the mandatory dividends in each Fiscal Year will be equivalent to the lower between: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; and (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year, calculated in accordance with article 26, paragraph 3 of the Bylaws.	Fibria shareholders will be entitled to receive, in each fiscal year, as dividends, a minimum mandatory amount corresponding to twenty-five percent (25%) of the net income for the year, after deducting the constitution of legal and contingency reserves in the fiscal year.

12

	SUZANO	FIBRIA
Voting rights:	Full.	Full.

Description of voting restrictions:	None.	None.

Convertibility	None.	None.

Condition for convertibility and effects on capital	Not applicable.	Not applicable.

Right to capital reimbursement:	Yes. In case of withdrawal, redemption and liquidation, as established in Brazilian Corporations Law.	Yes. In case of withdrawal, redemption and liquidation, as established in Brazilian Corporations Law.

Trading restriction:	None.	None.

Conditions for altering the rights ensured by such securities:	In accordance with Brazilian Corporations Law, neither the Company’s Bylaws nor the shareholders meeting may restrict shareholders’ rights to: (i) receive a share of the company’s profits; (ii) participate, in the event of liquidation of the Company, in the distribution of remaining assets in proportion to their interest in the capital and subject t the Bylaws; (iii) oversee the management of the Company, in accordance with Brazilian Corporations Law; (iv) preference in subscription to future capital increases, except in the events established in Brazilian Corporations Law; And (v) withdraw from the Company in the events established in Brazilian Corporations Law. The Board of Directors may exclude preemptive rights for shareholders in any issue of shares, convertible debentures or warrants placed (i) via sale on the stock exchange or public subscription; Or (ii) exchange for shares in a public tender office for the acquisition of control, in accordance with the applicable laws.	In accordance with Brazilian Corporations Law, neither the Company’s Bylaws nor the shareholders meeting may restrict shareholders’ rights to: (i) receive a share of the profits; (ii) participate in the distribution of assets remaining in the event of liquidation; (iii) preemptive rights in the subscription to shares, convertible debentures of stock warrants; (iv) oversee the management of company businesses; and (v) withdraw from the Company in the events established by law. In the issue of shares and convertible debentures or stock warrants, which are placed in the stock exchange or through public subscription, the preemptive right of former shareholders may be revoked or the period for its exercise may be reduced.

13

	SUZANO	FIBRIA
Other relevant characteristics:	According to the Bylaws of the Company, any person, by themselves or jointly with another person or group of persons bound by a voting agreement or similar contract, who jointly represents the same interests, irrespective of whether they are shareholders of the Company, who subscribes to, acquires or, in any other way, including, without limitation, by means of exchange, conversion, corporate restructuring (including, but not limited to the merger of the Company and/or of its shares or the merger into the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which entitle the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or abroad, of a number of shares	According to the Bylaws of the Company, any Person who subscribes to, purchases or, in any way, becomes the holder of, directly or indirectly, in Brazil or abroad, a number of shares issued by the Company that is equivalent to a percentage equal to or greater than 25% of the total shares issued by the Company, must, within sixty (60) days from the date of the event resulting in the ownership of such Material Equity Interest, conduct a public tender offer to acquire all the shares issued by the Company, observing the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (CVM), the regulations of B3 and the Bylaws of the Company.

14

SUZANO	FIBRIA
issued by the company (or by its legal successors) in a percentage equal to or greater than twenty percent (20%) of all of its shares, must, within thirty (30) days from the date of the event that results in the ownership of such Material Interest, launch or, in the case of a registered tender offer in accordance with CVM Instruction 361/02, file a request with CVM for a public tender offer (OPA) to acquire all the shares issued by the Company, which shall be settled within: (a) forty eight (48) days from the launch of the offer not subject to registration, and (b) one hundred eighty (180) days from the date of the request for registration, in the case of an offer subject to registration, in accordance with law and other applicable regulations, except for certain delays not caused by any act or omission of the offeror.

d. Need for approval by debenture holders or other creditors

e. Assets and liabilities that will comprise each portion of the equity, in case of spin-off

Not applicable.

f. Intention of the resulting companies to obtain registration as issuer of securities

Not applicable.

15

4. Plans to conduct corporate businesses, notably in relation to specific planned corporate events

After the consummation of the Operation, Fibria will become a wholly-owned subsidiary of Suzano. As a result, the companies will continue their activities, undergo a period of integration of their operations, while Suzano will maintain its registration as a publicly held corporation. Fibria’s registration as a publicly held corporation will be maintained after the Operation until further decision by Suzano. With the Consummation of the Operation, the shares of Fibria will be delisted from the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the American Depositary Shares (ADS) of Fibria will no longer be traded on the New York Stock Exchange (NYSE).

5. Analysis of the following aspects of the operation:

a. Description of key expected benefits, including synergies, tax benefits and strategic advantages:

The Operation aims to create a solid company, holder of top-tier, strategically located assets that are capable of efficiently supplying clients in all continents with its products.

The integration of the Companies’ activities will enable the capture of synergy gains arising from reduction operating, forest, logistics and administrative costs and risks, with significant efficiency gains for both Companies.

b. Costs

The Companies estimate the total costs and expenses with the Operation, including any costs with the preparation and publication of corporate acts, and expenses with fees for valuation of companies and other professionals involved, at ninety-seven million reais (R$97,000,000.00).

c. Risk Factors

The Operation aims to integrate the businesses of Suzano and Fibria and capture the synergies from the integration. However, the Operation has diverse assumptions and conditions that must be fulfilled for it to be consummated, including approvals by antitrust authorities in Brazil and abroad, which may reject the Operation, or approve it with restrictions, which may be of a structural nature (such as divestments of assets) and/or of a behavioral nature (commitment clauses and monitoring of market).

In this context, the Operation may not be consummated, or may be consummated with a different combination of assets and operations from initially proposed, which could impact the efficiency gains expected between Suzano and Fibria.

16

Additionally, the market value of the common shares issued by Suzano and Fibria, at the moment of consummation of the Operation, may vary significantly in relation to their price on the base date of the Operation, i.e. March 31, 2018, and on the date the Merger Agreement was signed. The variation in the price of the shares may result from a variety of factors that are beyond the control of Suzano or Fibria, including changes in the businesses, operations and projections of the Company, Operation timetable, regulatory matters, market conditions, including exchange rates, and general economic conditions in Brazil and abroad, as well as other factors that affect industry.

Accordingly, the success of the Operation will depend, partially, on the ability of the Companies to seize opportunities for growth and cost savings resulting from the business combination between Suzano and Fibria. There is no certainty, however, that such opportunities and savings will be successful. If such goals are not achieved successfully, the expected benefits from the Operation may not be captured fully or totally, or may take longer to be realized.

Suzano and Fibria have operated and, until the consummation of the Operation, will continue to operate, independently. Both Companies will have important challenges in the consolidation of functions, integration of the organizations, processes and operations in an optimized and efficient manner, as well to retain their personnel. The integration of the Companies will be complex and will take time, and the managements of both Companies will have to dedicate substantial resources and efforts to implement it. The process of integration and other sensitive aspects of the Operation may result in challenges for each of the Company in their respective course of business, which may adversely affect their capacity to maintain their relationships with clients, suppliers, employees and other stakeholders of the Companies, or adversely affect the capture of the expected benefits from the Operation.

After the Operation, the revenue and result of Suzano and Fibria will be consolidated by Suzano, such that any future negative result of any of the Companies may affect the consolidated result for the shareholders of Suzano and for the Shareholders of Fibria that will have become shareholders of Suzano.

d. In case of a related-party transaction, any alternatives that could be used to achieve the same objectives, indicating the reasons why such alternatives were not considered

Not applicable.

17

e. Exchange ratio

In the Merger of Fibria Shares: Fibria Shareholders will receive new common shares and new redeemable preferred shares issued by Holding (considering the adjustments mentioned in the paragraph below), all registered shares with no par value, in exchange for the Fibria common shares they hold, at the ratio of 1 common share and 1 redeemable preferred share issued by Holding for each common share issued by Fibria (considering the adjustments mentioned in the paragraph below).

The exchange ratio of the shares issued by Fibria for common and preferred shares issued by Holding, as a result of the Merger of Fibria Shares should be adjusted proportionally in case of change of the number of shares comprising the capital of Fibria, in accordance with item 1.1 and 2 of the Merger Agreement, and by any stock split, reverse stock split and share bonus of Fibria occurring after March 15, 2018.

Any stock split of the shares of Holding will not impact the exchange ratio determined in the Merger Agreement. The exchange ratio of the shares issued by Holding for shares issued by Suzano will be adjusted proportionally in case of change in the number of shares comprising the capital stock of Fibria and/or Suzano, in accordance with item 1.1 and 2 of the Merger Agreement.

In the Merger of Holding: Fibria Shareholders (at that point already shareholders of Holding) will receive new common shares issued by Suzano, all registered shares with no par value, in exchange for the common shares issued by Holding and held by them. Then, for each common share issued by Holding, the final number of Suzano shares per share of Holding will be issued. The shares issued by Holding and held by Suzano will be canceled upon the merger.

Any fractions of shares issued by Suzano arising from the Merger of Holding will be grouped into whole numbers so they may be sold at the spot market managed by B3 S.A. – Brasil, Bolsa, Balcão, after the consummation of the Operation, in accordance with the notice to shareholders to be published at an opportune moment. The proceeds from such sales shall be made available, net of taxes, to the former shareholders of Fibria who held the respective fractions, in proportion to their interest in each share sold.

f. For operations involving parent companies, subsidiaries or joint ventures

i. Exchange ratio of shares calculated in accordance with Article 264 of Federal Law 6,404 of 1976

Not applicable.

18

The exchange ratios were negotiated between independent parties, in accordance with item f.ii below, and will not entail any right of withdrawal due to the Merger of Holding, as mentioned in item 4.7 of the Merger Agreement. Nevertheless, Suzano, for informational purposes and since, on the date of the Merger of Holding, Suzano is the parent company of Holding, it also requested Ernst & Young Assessoria Empresarial Ltda., registered in the Corporate Taxpayers Register (CNPJ/MF) under no. 59.527.788/0001-31, to prepare the valuation report required under article 264 of Brazilian Corporations Law, to evaluate the net assets of both companies under the same criteria and on the same date, at market prices.

ii. Detailed description of the process of negotiation of the exchange ratio and other terms and conditions of the operation

The exchange ratio was negotiated between the independent parties (on one side, the Controlling Shareholders of Suzano and, on the other, the Controlling Shareholders of Fibria). Additionally, the management teams of Suzano and Fibria separately engaged the advisory services of internationally recognized investment banks to advise their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Operation.

iii. If the operation was preceded, in the last twelve (12) months, by an acquisition of control or acquisition of interest in the controlling block: (a) Comparative analysis of the exchange ratio and price paid in the acquisition of control; and (b) Reasons justifying any differences in the valuations in the different operations.

Not applicable.

iv. Justification of why the exchange ratio is fair, including a description of the procedures and criteria adopted to ensure fairness of the operation or, if the exchange ratio is not fair, detail of the payment or equivalent measures adopted to ensure adequate compensation.

The exchange ratio was negotiated between the independent parties and the management teams of Suzano and Fibria, who separately engaged the advisory services of internationally recognized investment banks to advise their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Operation.

6. Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the operation was discussed, including any dissenting votes

The minutes of meetings of the Board of Directors and Audit Board of Suzano that approved and recommended approval, respectively, of the Merger Agreement are included as Appendix I.2 hereto.

19

7. Copy of studies, presentations, reports, opinions, valuation or opinion reports of the companies involved in the operation made available to the controlling shareholder in any stage of the operation

The Valuation Report is available as Appendix I.3 hereto.

a. Identification of any conflicts of interest among the financial institutions and professionals that prepared the documents mentioned in item 7 and the companies involved in the operation

None.

8. Proposals of bylaws or amendments to the bylaws of the companies resulting from the operation

The proposed bylaws of Suzano are available as Appendix IV hereto. The bylaws of Fibria will not be amended.

9. Financial statements used for the purpose of the operation, in accordance with the specific rules

The audited financial statements as of March 31, 2018, of Suzano and Fibria, well as the financial statements as of March 31, 2018 of Holding, are available in Appendix I.4 hereto.

10. Pro forma financial statements used for the purpose of the operation, in accordance with the specific rules

The pro forma financial statements are available as Appendix I.5 hereto.

11. Document containing information on the companies directly involved that are not publicly held

Not applicable, as Holding does not have assets or liabilities of any nature.

20

12. Description of the capital structure and ownership after the operation, in accordance with item 15 of the reference form

(Control and economic group – Items 15.1 and 15.2 of the reference form)

SUZANO

Shareholders	Nationality	Individual/ Corporate Taxpayer ID (CPF/CNPJ)	Number of Shares Held			Ownership interest			Controlling shareholder	Shareholders Agreement	Last amendment
			ON	PN	Total	ON%	PN%	Total %*
Daniel Feffer	Brazilian	011.769.138-08	48,077,095	0	48,077,095	3.5%	0	3.5%	Yes	Yes	8/30/2017
Jorge Feffer	Brazilian	013.965.718-50	46,423,360	0	46,423,360	3.4%	0	3.4%	Yes	Yes	8/30/2017
Ruben Feffer	Brazilian	157.423.548-60	46,856,578	0	46,856,578	3.4%	0	3.4%	Yes	Yes	8/30/2017
David Feffer	Brazilian	882.739.628-49	52,741,764	0	52,741,764	3.9%	0	3.9%	Yes	Yes	8/30/2017
Suzano Holding S.A	Brazilian	60.651.809/0001-05	367,612,234	0	367,612,234	27%	0	27%	Yes	Yes	8/30/2017
Other Managers	—	—	5,175,253	0	5,175,253	0.4%	0	0.4%	No	No	Not applicable
BNDES Part. S.A.—BNDESPAR	Brazilian	00.383.281/0001-09	150,185,209	0	150,185,209	11%	0	11%	No	Yes	8/30/2017
Bound Persons	—	—	56,470,348	0	56,470,348	4,1%	0	4,1%	No	No	Not applicable
Mondrian Investment Partners Limited	British	—	72,878,900	0	72,878,900	5.4%	0	5.4%	No	No	Not applicable
Votorantim S.A.	Brazilian	03,407,049/0001-51	75,147,466	0	75,147,466	5.5%	0	5.5%	No	No	Not applicable
Other	—	—	427,296,948	0	427,296,948	31.4%	0	31.4%	No	No	Not applicable
Treasury Shares	—	—	12,042,004	0	12,042,004	0.9%		0.9%	No	No	Not applicable

Total	—	—	1,360,907,159	0	1,360,907,159	100	0	100	—	—	—

21

FIBRIA

Shareholders	Nationality	Individual/ Corporate Taxpayer ID (CPF/CNPJ)	Number of Shares Held*			Ownership interest			Controlling shareholder	Shareholders Agreement	Last amendment
			ON*	PN	Total*	ON%	PN*%	Total%
Suzano Papel e Celulose S.A.	Brazilian	16.404.287/0001-55	553,080,611	0	553,080,611	100	0	100	Yes	No	—
Treasury Shares	—	—	854,035		854,035	0		0	—	—	—

Total	Brazilian		553,934,646	0	553,934,646	100	0	100	—	—	—

*	Capital amount and number of common shares of Fibria subject to adjustments mentioned in Clauses 1.1 and 2.1 of the Merger Agreement.

22

(Distribution of Capital Stock – Item 15.3 of the Reference Form)

SUZANO

Date of the last shareholders meeting	4/26/2018
Number of individual shareholders	11,521
Number of corporate shareholders	115
Number of institutional investors	1,339

Total	12,975

Free-float Shares

The free float corresponds to all shares of the issuer except those held by the controlling shareholders and persons bound thereby, by the managers of the issuer and treasury shares.

Number of Common shares in the free float	468,453,982	42.36%
Number of Preferred shares in the free float	0	0%

Total	468,453,982	42.36%

FIBRIA

Date of the last shareholders meeting	4/27/2018
Number of individual shareholders	12,412
Number of corporate shareholders	1,271
Number of institutional investors	258

Total	13,941

Free-float Shares

The free float corresponds to all shares of the issuer except those held by the controlling shareholders and persons bound thereby, by the managers of the issuer and treasury shares.

Number of Common shares in the free float	229,063,957	41.35%
Number of Preferred shares in the free float	0	0%

Total	229,063,957	41.35%

SUZANO AND FIBRIA

Date of the last shareholders meeting	Date of the ESM that will approve the Operation
Number of individual shareholders	23,933	*
Number of corporate shareholders	1,386	*
Number of institutional investors	1,597	*

Total	26,916	*

(*)	Estimates based on the sum of the positions of Suzano and Fibria in April 2018 of both companies, without adjustments for any overlapping.

(Item 15.4 of the Reference Form)

Management believes the information provided in items 15.1 and 15.2 is sufficient, making it unnecessary to include an organizational chart.

(Shareholders’ Agreement – Item 15.5 of the Reference Form)

After consummation of the Operation, the following Shareholders Agreements related to Suzano will remain in force.

1. Stock Transfer Agreement (“Agreement”)

a) Parties

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer jointly with their respective successors and permitted assignees (as defined in the Agreement) that may come to hold shares bound to the Agreement (each part a “Shareholder” and, collectively, “Shareholders”). In addition to the shares issued by the Company and indicated in the table below, the following are also bound by the Agreement: (i) shares resulting from bonus, stock split or reverse stock split of the shares indicated in the table below;(ii) preemptive rights or preferred rights arising from the shares indicated in the table below; (iii) shares arising from the exchange, conversion, merger (including of shares), consolidation, spin-off or other type of corporate reorganization arising from the shares indicated in the table below; or (iv) new shares subscribed to in the exercise of preemptive or preferred rights attributed to the shares indicated in the table below, as well as warrants, options and other securities attributed to the shares indicated in the table below and convertible into shares of the Company.

Shareholder	Number of Bound ON Shares	% total Capital Stock
David Feffer	46,423,360	4.198
Daniel Feffer	46,423,360	4.198
Jorge Feffer	46,423,360	4.198
Ruben Feffer	46,423,360	4.198

Total	185,693,440	16.792

b) Date of execution

September 28, 2017.

c) Duration

Duration of ten (10) years from the date of its execution, automatically renewed for additional periods of ten (10) years if none of the shareholders expresses their intention otherwise in the second last year of each ten-year period referred to above.

d) Description of the clauses related to the exercise of voting right and control

There are no clauses related to the exercise of voting right and control.

e) Description of clauses related to the nomination of managers or members of committees established in the bylaws

There are no clauses related to the nomination of managers or members of committees established in the bylaws.

f) Description of clauses related to the transfer of shares and preemptive rights in acquiring them

Observing the permitted transfers described in the second last paragraph of this item (f), Shareholders and their successors and assignees are not allowed to transfer, in any way or by any means, fully or partially, directly or indirectly, their shares issued by the Company and bound by the Agreement, or create a lien on such shares, except for any clauses preventing communication or pledging that maybe included in donation instruments or wills, or if approved, in written, by all Shareholders.

Shareholders are also prohibited from publicly trading (as defined in the Agreement) the shares bound by the Agreement, at any time, fully or partially, except as may be previously authorized by written consent of all Shareholders.

Additionally, the Agreement includes a Right of First Offer and Preemptive Right if any Shareholder (“Offeror Shareholder”) intends to transfer, fully or partially, directly or indirectly, their shares bound by the Agreement, as follows:

(i) Right of First Offer: The Offeror Shareholder must first, and as a condition for the transfer, forward to the other Shareholders (“Offeree Shareholders”) its binding proposal for sale, whereby the Offeror Shareholder agrees to sell its shares if one or more of the Offeree Shareholders exercise their right to acquire such shares, within the periods and in accordance with the procedures in the Agreement (“Right of First Offer”). The Offeree Shareholders may acquire up to all the bound shares offered, in accordance with the terms and conditions proposed by the Offeror Shareholder, and the absence of communication by the Offeree Shareholders will be construed as their failure to exercise their Right of First Offer. If two or more Offeree Shareholders exercise the Right of First Offer, the offered bound shares will be distributed among such Offeree Shareholders (x) in the proportion agreed among the Offeree Shareholders who exercised their Right of First Offer; or, if there is no agreement for this purpose (y) in proportion to the number of bound shares held thereby in relation to the total number of bound shares issued by the Company (excluding the interest held by the Offeror Shareholder and the other Offeree Shareholders who did not exercise their Right of First Offer). If the Offeree Shareholders fail to exercise their Right of First Offer, the Offeree Shareholder is authorized to obtain, through a private procedure, a firm proposal in good faith from a third party interested in acquiring all bound shares offered, provided that (I) such third parties does not represent any Common Interest (as defined in the Agreement) with the Offeror Shareholder or exercises, directly or indirectly, Competing Activity as defined in the Agreement); and (II) the price obtained is greater than the proposed transfer amount for the purposes of exercise of the Right of First Offer, plus the variation in the CDI rate from the date of submission of the notice of the Right of First Offer to all Offeree Shareholders to the date of respective receipt (“Proposal”). After obtaining the Proposal, the transfer of the offered bound shares will be subject to the preemptive right below.

(ii) Preemptive Right: After receipt of the Proposal to sell, directly or indirectly, all offered bound shares to a proposing third party in accordance with the terms above, the Offeror Shareholder must grant the Offeree Shareholders preemptive right to acquire such offered bound shares, in identical terms and conditions to the Proposal, in accordance with the terms and procedures set forth in the Agreement (“Preemptive Right”). The Offeree Shareholders may acquire up to all the offered bound shares, and the absence of any communication will be construed as their failure to exercise their Preemptive Right. If two or more Offeree Shareholders exercise their Preemptive Right, the offered bound shares will be distributed among such Offeree Shareholders (I) in the proportion agreed among the Offeree Shareholders who exercised their Preemptive Right; or, if there is no agreement for this purpose (II) in proportion to the number of bound shares held thereby in relation to the total number of bound shares issued by the Company (excluding the interest held by the Offeror Shareholder and the other Offeree Shareholders who did not exercise their Preemptive Right). If the Offeree Shareholders fail to exercise their Preemptive Right, the Offeror Shareholder will be authorized to transfer to the proposing third party the offered bound shares, strictly in accordance with the Proposal. Such provisions regarding the Preemptive Right apply to their assignment, subject to specific deadlines and procedures established in the Agreement.

The Transfer of the offered shares after ninety (90) days from the end of the period for exercising Preemptive Rights shall once again be subject to the procedures related to the Right of First Offer and Preemptive Right.

Note that no transfer of bound shares shall be made to a third party that engages in a Competing Activity, directly or indirectly, or that has a Common Interest with anyone who engages in a Competitive Activity, in accordance with the Agreement.

Any shares bound to the Agreement that are transferred to third parties, in accordance with a possible Proposal, will, upon the transfer, be automatically released from the Agreement.

Notwithstanding the prohibitions above, each Shareholder may transfer their bound shares (including the Right of First Offer and the Preemptive Right to the acquisition), at any time: (i) to another Shareholder in their own Shareholder Group; (ii) to their Successors; and (iii) to their Permitted Assignees (as defined in the Agreement). Such permitted transfers are subject to the following: (1) that the affiliate assignee joins the Agreement, thereby comprising the group of the shareholders of the assigning Shareholder; (2) that the assigning Shareholder, individually or jointly with their Successors, is, directly or indirectly, the holder of the total capital of the affiliate, and further undertakes: (2.i) not to transfer, share or sell their ownership interest, directly or indirectly, as applicable, in the respective Permitted Assignee, in any way, without reacquiring the bound shares and fulfilling the restrictions on the transfer of bound shares; and (2.ii) to jointly guarantee all obligations of the assignee affiliate related to the Agreement.

Finally, if the bound shares owned by any of the Shareholders are subject to involuntary burden, the Shareholder in question may request the release of the shares and, in the case of forced forfeiture, the other Shareholders will have the right to acquire such shares that are the object of the involuntary burden, in accordance with the terms, prices and procedures established in the Agreement. If more than one Shareholder exercises their purchase right, such shareholder may acquire the shares under lien in proportion to the number of bound shares they hold in relation to the total bound shares issued by the Company bound to the Agreement, excluding the ownership interest owned by the Shareholder holding the shares under lien and the Shareholders that do not exercise their purchase right.

g) Description of clauses that restrict or bind the right to vote of members of the board of directors

There is no clause related to the restriction or binding to voting rights of members of the board of directors.

2. Voting Agreement (“Voting Agreement”)

a) Parties

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Suzano Holding S.A. as well as their heirs, Successors and Permitted Assignees, as applicable, that become holders of the shares bound to the Voting Agreement (each one a “Shareholder” and, collectively, the “Shareholders”).

The following shares, in addition to the shares issued by the Company indicated in the table below, are bound to the Voting Agreement: (i) shares resulting from bonus, stock split or reverse stock split of the shares indicated in the table below; (ii) preemptive rights or preferred rights arising from the shares indicated in the table below; (iii) shares resulting from the exchange, conversion, merger (including of shares), consolidation, spin-off or other type of corporate reorganization arising from the shares indicated in the table below; or (iv) new shares subscribed to in the exercise of preemptive or preferred rights attributed to the shares indicated in the table below, as well as warrants, options and other securities attributed to the shares indicated in the table below and convertible into shares issued by the Company.

Shareholder	Number of ON Bound Shares	% total Capital Stock
David Feffer	46,423,360	4.198
Daniel Feffer	46,423,360	4.198
Jorge Feffer	46,423,360	4.198
Ruben Feffer	46,423,360	4.198
Suzano Holding S.A.	367,612,234	33.243

Total	553,305,674	50.035

b) Date of execution

The Voting Agreement was entered into on September 28,2 017 and took force as of the date of Admission of the Company into the Novo Mercado trading segment.

c) Duration

Duration of ten (10) years from the date of its execution, automatically renewed for additional periods of ten (10) years if none of the shareholders expresses their intention otherwise in the penultimate year of each ten-year period referred to above.

Irrespective of its duration, the Voting Agreement may be terminated at any time, upon prior notice of thirty (30) days, by any of the two (2) Shareholder Groups, jointly, of the following Shareholders: David, Daniel, Jorge and Ruben. Additionally, the Voting Agreement establishes that it will end automatically on the date that the Shareholders Agreement of Suzano Holding S.A. signed on September 28, 2017 by and between David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer (“Shareholders Agreement of Suzano Holding”) is terminated, even in case of early termination.

d) Description of the clauses related to the exercise of voting right and control

Prior to the holding of any Shareholders’ Meeting of the Company, a prior meeting of the Representatives of the Shareholder groups (“Representatives”) shall be held to determine the vote to be cast with regard to all matters submitted for consideration and vote at said Shareholders’ Meeting uniformly (“Prior Meeting”).

At the Prior Meetings, the Representatives will be entitled to one vote for each bound common share held by the Shareholder group they represent. Approval of the matters described above depends on the confirming vote of bound shares representing the majority of all Bound Shares (“Resolution Quorum”).

The absence of any Representative from the Prior Meeting, provided it was duly held and reached the Resolution Quorum, shall not release the absent Representative or Shareholder from their obligation to vote as a block.

e) Description of clauses related to the nomination of managers or members of committees established in the bylaws

There are no clauses related to the nomination of managers or members of committees established in the bylaws.

f) Description of clauses related to the transfer of shares and preemptive right in acquiring them

There is no provision regarding the transfer of shares or preemptive right in acquiring them.

The permitted successors and assignees that may come to hold shares bound by the Voting Agreement, as defined in the Voting Agreement, shall, as a condition for the respective transfer to be validated, join the Voting Agreement, as components of the Shareholder Group or of the assigning Shareholder.

Additionally, any shares bound to the Voting Agreement that are transferred to third parties, will be, upon the transfer, automatically released from the Voting Agreement.

3. Voting Agreement BNDESPAR (“Voting Agreement BNDESPAR”)

a) Parties

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. (“SH Shareholders”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), and, as intervening-consenting party, the Company.

SH Shareholders undertake before BNDESPAR to exercise their voting rights in relation to the shares issued by Suzano that they hold, while the obligations under the BNDESPAR Voting Agreement remains in force, and to observe any restriction to the trading of the Affected Shares (i.e. (i) three hundred, sixty-seven million, six hundred and twelve thousand, two hundred thirty-four (367,612,234)shares issued by Suzano and held by Suzano Holding, representing, on the date of the BNDESPAR Voting Agreement, one hundred percent (100%) of the common shares issued by Suzano and held by Suzano Holding; and (ii) thirty-six million, nine hundred nineteen thousand, two hundred thirty-five (36,919,235) shares issued by Suzano held by David Feffer, thirty-three million, six hundred fifty-three thousand, nine hundred sixty-seven (33,653,967) shares issued by Suzano held by Daniel Feffer, thirty-two million, four hundred ninety-six thousand, three hundred fifty-two (32,496,352) shares issued by Suzano held by Jorge and thirty-two million, seven hundred ninety-nine thousand, six hundred five (32,799,605) shares issued by Suzano held by Ruben, representing approximately seventy percent (70%) of the shares held, individually, by David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer on March 15, 2018.

b) Date of execution

The BNDESPAR Voting Agreement was entered into on March 15, 2018.

c) Duration

Duration of the BNDESPAR Voting Agreement is subject to the effective consummation of the Operation and will remain in force while any of the obligations of the SH Shareholders under Clauses III and IV of the BNDESPAR Voting Agreement continues to exist.

If the Operation is not consummated in accordance with Clause VIII of the Voting Commitment and/or the Voting Commitment and/or the Merger Agreement are terminated by any reason, the BNDESPAR Voting Agreement will be automatically terminated, without any penalty, indemnification or contractual fine due by one party to another under the BNDESPAR Voting Agreement.

d) Description of the clauses related to the exercise of voting right and controlling power

Subject to the consummation of the Operation, SH Shareholders undertake to instruct the members of the Board of Directors nominated thereby, and who are not considered Independent Directors, pursuant to the Novo Mercado Listing Rules: (i) to adopt all measures required for approval, by the Board of Directors, within ninety (90) days as of the date of consummation of the operation, the Company’s Policy for Nominating Members of the Board of Directors, to be

adopted as of the Company’s first Annual Shareholders’ Meeting that elects the members of the Board of Directors and that is held after completion of the Operation due to the end of the tenures of the members of the Board of Directors then underway, in accordance with the BNDESPAR Voting Agreement; (ii) ) to manage the Company and its Controlled Companies, subsidiaries, associated companies and consortia, in observance of the restrictions, as applicable, established in the financial obligations of the BNDESPAR Voting Agreement; (iii) to adopt the necessary measures so that any change to the financial policy or its revocation by means of decision of the Board of Directors shall only be carried out with the approving vote of at least sixty percent (60%) of its members, including at least one (1) approving vote by an independent member of the Board of Directors.

SH Shareholders may exercise their voting rights to amend the Company’s Bylaws in order to increase the maximum number of seats in the Company’s Board of Directors from nine (9) to ten (10) members. If SH Shareholders choose to increase the number of seats on the Company’s Board of Directors, pursuant to Section 3.8 of the BNDESPAR Voting Agreement, SH Shareholders must inform this fact to BNDESPAR in writing, within thirty (30) days from the consummation of the Operation.

BNDESPAR will have the right to express its opinion previously on any proposal of distribution of dividends or investments to be made in situations where the debt target is or will be exceeded, in accordance with the BNDESPAR Voting Agreement.

e) Description of clauses related to the nomination of managers or members of committees established in the bylaws

Subject to consummation of the Operation, and as long as BNDESPAR holds shares issued by

Within ninety (90) days from the consummation of the Operation, SH Shareholders shall cause the Company’s Management to call an Extraordinary Shareholders’ Meeting to: (a) if SH shareholders chose not to increase the number of seats on the Company’s Board of Directors in accordance with item “d” above (i) take cognizance of the resignation of one (1) of the Company’s directors; and (ii) elect the member of the Board of Directors nominated by BNDESPAR, observing the provisions in Sections 3.8.1.1 and 3.8.1.3 of the BNDESPAR Voting Agreement; (b) if SH shareholders chose to increase the number of seats on the Company’s Board of Directors in accordance with item “d” above (i) amend the Company’s Bylaws, so as to increase the maximum number of seats on the Company’s Board of Directors from nine (9) to ten (10); and (ii) elect the member of the Board of Directors nominated by BNDESPAR, observing the provisions in Sections 3.8.1.1 and 3.8.1.3 of the BNDESPAR Voting Agreement;

Note that, by the date of consummation of the Operation, BNDESPAR shall deliver written correspondence to the Chairman of the Company’s Board of Directors, indicating the name and identification of the candidate for member of the Board of Directors that BNDESPAR intends to nominate. Such nominee must pass the vetting of the Eligibility Committee described in the Company’s Policy for Nominating Members of the Board of Directors, as defined in the BNDESPAR Voting Agreement;

As of the Annual Shareholders Meeting to be held in 2020, inclusive, the member of the Board of Directors to be nominated by BNDESPAR shall make up the slate to be recommended by the Management of the Company.

f) Description of clauses related to the transfer of shares and preemptive right in acquiring them

SH Shareholders are prohibited from directly or indirectly selling, in any way (“Transfer”), the Affected Shares they hold, or any rights related to such Affected Shares, or from establishing any liens or encumbrances of any nature, in-court or out-of-court, on such Shares, including, but not limited to, pledge, security, usufruct, fiduciary sale, fideicommissum, hiring of a purchase and sale commitment or granting of option, institution of preemptive right or rent of Affected Shares (“Lock-up”) from the Date of consummation of the Operation until December 31, 2019 (“Lock-up Period”).

The above restrictions do not apply to the Transfer of Affected Shares by Affiliates of SH Shareholders, as defined in the BNDESPAR Voting Agreement, provided they observe the Lock-up Period.

Moreover, Suzano is prohibited, irrevocably and irreversibly, from contracting or carrying out the direct or indirect sale, disposal or transfer, in any way, of the shares issued by Fibria, or any rights related to such shares (“Suzano Lock-up”) during the Lock-up Period. The Suzano Lock-up will end automatically, regardless of any need for consent or statement of any of the Parties, on December 31, 2019. The Suzano Lock-up does not apply to any Transfer made in connection with Suzano’s and/or Fibria’s corporate restructuring involving (i) the merger of Fibria with Suzano or of Suzano with Fibria; (ii) other corporate restructurings that result in or involve the sale of assets of Fibria and/or Suzano in connection with the need to comply with any restrictions imposed by or agreed upon with antitrust entities or agencies and/or in connection with or for the purpose of complying with the financial policy, as defined in the BNDESPAR Voting Agreement.

Note that the Voting Agreement does not include any restriction to the transfer of Affected Shares or shares issued by Fibria after the Lock-up Period, so that SH shareholders and Suzano will be free to transfer Affected Shares or shares issued by Fibria immediately after the end of the Lock-Up Period. The transfer of Affected Shares or any other SH Shares to any Person who is not an affiliate shall automatically result in the release of such shares from the BNDESPAR Voting Agreement, automatically.

(Items 15.6, 15.7 and 15.8 of the Reference Form)

Unchanged due to the intended operation.

13. Number, class, nature and type of security of each company involved in the operation held by any other companies involved in the operation, or by persons bound to these companies, as defined in the rules governing public tender offers

Suzano holds, on this date, five hundred (500) registered common shares with no par value, representing 100% of the capital of Holding.

14. Exposure of any of the companies involved in the operation, or persons bound thereto, as defined in the rules governing public tender offers, to derivatives having as underlying securities those issued by other companies involved in the operation

Not applicable.

15. Report comprising all transactions in the last six (6) months made by the following people, involving securities issued by companies involved in the operation:

a. Companies involved in the Operation:

i. Private purchase operations

Not applicable.

ii. Private sale operations

Not applicable.

iii. Purchase operations in regulated markets

Not applicable.

iv. Sale operations in regulated markets

Not applicable.

b. parties related to the companies involved in the operation

i. Private purchase operations

None.

ii. Private sale operations

None.

iii. Purchase operations in regulated markets

FIBRIA SHARES HELD BY THE MANAGEMENT OF FIBRIA

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
(1) average price:	N/A	22.99	N/A	22.99
(2) number of shares involved:	N/A	57,370	N/A	57,370
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to the class and type of security:	N/A	0.0104%	N/A	0.0104%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

FIBRIA SHARES HELD BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
(1) average price:	N/A	65.53	N/A	65.53
(2) number of shares involved:	N/A	300,000	N/A	300,000
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to the class and type of security:	N/A	0.05416%	N/A	0.05416%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

SUZANO SHARES HELD BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
(1) average price:	N/A	4.73	N/A	4.73
(2) number of shares involved:	N/A	1,800,000	N/A	1,800,000
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to the class and type of security:	N/A	0.1628%	N/A	0.1628%
(5) other relevant conditions:	N/A	Stock Option Plan	N/A	Stock Option Plan

v. Sale operations in regulated markets

FIBRIA SHARES HELD BY THE MANAGEMENT OF FIBRIA

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
(1) average price:	56.65	70.52	N/A	69.83
(2) number of shares involved:	2,000	38,099	N/A	40,099
(3) security involved:	ON	ON	N/A	ON
(4) percentage in relation to the class and type of security:	0.00036%	0.00688%	N/A	0.00724%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

FIBRIA SHARES HELD BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
(1) average price:	N/A	N/A	N/A	N/A
(2) number of shares involved:	N/A	N/A	N/A	N/A
(3) security involved:	N/A	N/A	N/A	N/A
(4) percentage in relation to the class and type of security:	N/A	N/A	N/A	N/A
(5) other relevant conditions:	N/A	N/A	N/A	N/A

SUZANO SHARES HELD BY THE MANAGEMENT OF SUZANO

Last six (6) months from January 31, 2018 to July 31, 2018

	Board of Directors	Statutory Board of Executive Officers	Audit Board	Total
(1) average price:	N/A	34.2175	N/A	34.2175
(2) number of shares involved:	N/A	2,000,0000	N/A	2,000,0000
(3) security involved:	N/A	ON	N/A	ON
(4) percentage in relation to the class and type of security:	N/A	0.1809%	N/A	0.1809%
(5) other relevant conditions:	N/A	N/A	N/A	N/A

16. Documents whereby the Special Independent Committee submitted its recommendations to the Board of Directors, in case the operation was negotiated in accordance with CVM Guidance Update 35, of 2008.

Not applicable.

***

APPENDIX I.1 – MERGER AGREEMENT

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

The management of the companies identified below, as well as the respective companies identified below:

(a)

SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the city of Salvador, State of Bahia, on Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, district of Pituba, zip code 41810-012, herein represented in accordance with its Articles of Incorporation (“SUZANO”);

(b)

FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the city of São Paulo, Estado de São Paulo, on Rua Fidêncio Ramos, No. 302, 3th and 4th (section) floors, Edifício Vila Olímpia Corporate, Tower B, district of Vila Olímpia, zip code 04551-010, herein represented in accordance with its Articles of Incorporation (“FIBRIA”); and

(c)

EUCALIPTO HOLDING S.A., a closely-held company, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, with head office in the city of São Paulo, Estado de São Paulo, on Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, room No. 2, district of Pinheiros, zip code 01452-919, herein represented in accordance with its Articles of Incorporation (“Holding” and, jointly with SUZANO and FIBRIA, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed below in conformity with Articles 224 and 225 of Law No. 6.404/76, have decided to execute this protocol and justification (“Protocol and Justification”) seeking (a) the merger of the shares issued by FIBRIA into the Holding, which the totality of shares shall be, as of the date of completion of the merger of the shares issued by FIBRIA, owned by SUZANO; and (b) the subsequent merger of the Holding into SUZANO, both of which shall be submitted to approval of their respective shareholders at extraordinary shareholders’ meetings, under the following terms and conditions:

1. Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1.

A corporate reorganization will be submitted to the shareholders of the Companies, which stages are detailed below (“Transaction”), which shall result (a) in the ownership by SUZANO of the totality of the shares issued by FIBRIA; and (b) assuming that the total capital stock of FIBRIA is

4

represented, as of the Transaction Completion Date (as defined below), by five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock options, and the total capital stock of SUZANO is represented, as of the Transaction Completion Date, by one billion, ninety-one million, nine hundred and eighty-four thousand, one hundred and forty-one (1,091,984,141) ordinary, ex-treasury shares, disregarding the shares resulting from the vesting of stock options, and subject to the provisions in Section 2 below, in the receipt, by FIBRIA’s shareholders, for each ordinary share issued by FIBRIA that they own at the referred date, of:

(a)

a cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$52.50) (“Cash Installment”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Redemption Value for Each One of the Holding’s Redeemable Preferred Share”), to be paid cash, in a single installment, at the Transaction Completion Date (“Financial Settlement Date”); and

(b)

zero point four six one one (0.4611) ordinary share issued by SUZANO (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares”).

1.2. The Transaction shall comprise the following stages, all interdependent and related among them, whose completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent referred to in item 3.1 below, all such stages to be coordinated in order to occur at the same date:

(a)

the Holding’s capital increase, upon issuance of eight hundred and fifty-five million, three hundred seventy-seven thousand, six hundred and thirty-five (855,377,635) new ordinary, registered shares, with no face value, subject to adjustment in the event of a change in the number of shares to be issued by the Holding as per item (b) below, such that the number of ordinary shares subscribed by SUZANO represents, after the issuance set forth in item (b), sixty-one percent (61%) of the total ordinary shares and forty-four percent (44%) of the total capital of Holding, which shall be fully paid-up by SUZANO, either directly or through any of its Affiliates (as defined below), in Brazilian currency, until the Transaction Completion Date, for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Shares, a portion of which, to be defined at the general shareholders’ meeting, shall be allocated to the constitution of a capital reserve, being that, in case of subscription of said shares by an Affiliate of SUZANO, they will be fully transferred to SUZANO before or at the Transaction Completion Date, in such manner as may be determined by SUZANO (“Holding’s Capital Increase”);

5

(b)

at the same date, as an subsequent and interdependent act of Holding’s Capital Increase, a merger of all the shares issued by FIBRIA into Holding, by their economic value, resulting in the issuance, by Holding, on behalf of the shareholders of FIBRIA who own the merged shares (“FIBRIA’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that for each ordinary share issued by FIBRIA one (1) ordinary share and one (1) redeemable preferred share issued by Holding shall be delivered, (subject to the adjustments mentioned in item 2.1), as set forth in the item 4.1 (“Merger of FIBRIA’s Shares”). After the Merger of FIBRIA’s Shares is carried out, FIBRIA shall keep its own legal personality and equity, there being no legal succession;

(c)

at the same date, as an subsequent and interdependent act of the Merger of FIBRIA’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one (1) preferred share issued by Holding being redeemed, of the Redemption Value for Each One (1) of the Holding’s Redeemable Preferred Share (“Redemption”). Once they are redeemed, the Holding’s preferred shares will be cancelled against the capital reserve; and

(d)

at the same date, as an subsequent and interdependent act of the Redemption, merger of Holding into SUZANO, for Holding’s equity book value (already taking into consideration the effects of the Holding’s Capital Increase, of the Merger of FIBRIA’s Shares and of the Redemption), with the consequent termination of the Holding and succession, by SUZANO, in all its properties, rights and obligations, with the consequent migration of FIBRIA’s Shareholders to become SUZANO’s shareholders (“Holding Merger”).

1.2.1. Although the stages foreseen in item 1.2 will occur one subsequently to the others, all of them are part of one sole legal transaction, being a premise that each of the stages will not be individually effective without the others also becoming effective and fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.3. It is intended, with the Transaction, to create a solid company, owning first-line and strategically located assets, able to efficiently supply customers on all the continents with its products.

6

1.3.1. The integration of the Companies’ activities will allow synergy gains to be obtained as a result of the reduction in forestry, logistics and administrative operational costs and risks, with significant efficiency gains to the Companies.

1.3.2. As a result of the Transaction herein described, the number of SUZANO’s outstanding shares will be added by the number of shares issued on behalf of FIBRIA’s shareholders after the merger of the Holding. After the conclusion of the Transaction, FIBRIA will cease to be listed on the stock exchange and its shareholders will become holders of SUZANO’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3.3. The pro forma financial information prepared in compliance with the provisions in paragraph three of article 10 of CVM Instruction 565 already reflect the relevant changes in the financial situation of SUZANO and of FIBRIA, which occurred since the presentation of the more recent financial statements of the Companies up to the Base Data, as defined in item 4.3 below.

1.4. After the completion of the Transaction, the Companies shall continue to engage in their activities, with SUZANO’s registration as a publicly-held company to be maintained and with FIBRIA becoming a wholly-owned subsidiary of SUZANO. FIBRIA’s registration as a publicly-held company shall continue after the Transaction until further determination by SUZANO. Upon the completion of the Transaction, the shares issued by FIBRIA will cease to be listed on the Novo Mercado segment of B3 – S.A. – Brasil, Bolsa, Balcão and the American Depositary Shares (ADS) of FIBRIA will cease to be listed on the New York Stock Exchange (NYSE).

2. Calculation and Adjustments to the Exchange Ratio of FIBRIA-Holding and of the Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares

2.1. The exchange ratio of the shares issued by FIBRIA for ordinary and preferred shares issued by the Holding, as a result of the Merger of FIBRIA’s Shares, shall be proportionally adjusted in the event of a change in the number of shares of FIBRIA’s capital provided for in item 1.1 above, including for any and all share splits, reverse share splits and bonus of FIBRIA’s shares occurred as from March 15, 2018. Any splits of the Holding’s shares shall not impact the exchange ratio provided for in this Protocol and Justification. The exchange ratio of shares issued by Holding for shares issued by SUZANO shall be proportionally adjusted in the event of a change in the number of shares of FIBRIA’s and/or SUZANO’s capital provided for in item 1.1 above, including for possible splits, reverse splits and bonus of the shares issued by SUZANO.

7

2.2. The Cash Installment shall be subject to adjustment by the variation of the CDI verified between March 15, 2018 and the Financial Settlement Date. For purposes of this Protocol and Justification, “CDI” means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, daily calculated and disclosed by B3, or any other index as may be further used in substitution thereof.

2.3 The Cash Installment shall be (i) reduced by the amount of any dividends, interest on equity and other income stated and/or paid by FIBRIA as from March 15, 2018 and with reporting date of the shareholder base (ex date) until and including the Transaction Completion Date; and (ii) deducted, as the case may be, of any withheld taxes due solely as a result of the Redemption. In the event of declaration of any dividends, interest on equity and other income by SUZANO as from March 15, 2018 and with reporting date of the shareholder base (ex date) until the Transaction Completion Date, the Cash Installment shall be added by the amount corresponding to the dividends that FIBRIA’s shareholders would receive as if, at the dividend payment date, the Transaction had already been completed and such FIBRIA’s shareholders were already SUZANO’s shareholders. For the purposes hereof, the amounts for any dividends, interest on equity and other income being paid shall be updated to the positive variation of the CDI rate, from the respective payment date until the Financial Settlement Date. The minimum mandatory dividends already proposed by the managements of (i) SUZANO, on February 07, 2018, in the amount of three hundred and eighty million, one hundred and fourteen thousand, five hundred and four Reais and fifty-six cents (R$380,114,504.56) and (ii) FIBRIA, on January 29, 2018, in the amount of two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Reais and fifty-nine cents (R$257,750,384.59) shall not be considered for purposes of the adjustment provided for herein.

3. Conditions Precedent to the Completion of the Transaction

3.1. With due regard to the provisions in item 3.2 below, the closing of the Transaction shall, under the terms of article 125 of the Civil Code, be subject to compliance with the conditions precedent set forth below (“Conditions Precedent”):

(a)

approval of the Transaction by the following antitrust agencies in the pertinent jurisdictions: the Brazilian Council of Administrative and Economic Defense – CADE, in Brazil, the Federal Trade Commission – FTC and / or the Department of Justice – DOJ, as applicable, in the United States of America, the European Commission, in the European Union, and the Ministry of Commerce – State Administration for Market Regulation – SAMR, in the People’s Republic of China (“Antitrust Government Authorities”);

(b)	approval of the Transaction by ANTAQ;

8

(c)

obtaining the declaration of effectiveness by the Securities and Exchange Commission of the United States of America (“SEC”) of the registration statement filed by SUZANO with SEC for purposes of calling, holding and approving the Transaction at the General Shareholders’ Meeting of FIBRIA and of SUZANO, being certain that this condition may be waived by SUZANO, at its sole discretion, in case any discharge of registration obligation is applicable, according to SUZANO’s understanding;

(d)

non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;

(e)

Non-occurrence of Material Adverse Effect. For this purpose, (1) “Material Adverse Effect” means in relation to FIBRIA: (i) a request for voluntary bankruptcy, court or out-of-court reorganization, liquidation or dissolution; (ii) declaration of bankruptcy; (iii) interdiction, prohibition, impairment or full shut-down for operation of the plant located in Três Lagoas or of the plant located in Aracruz for more than sixty (60) successive days; (iv) provisioning for one or more effective or contingent Losses of FIBRIA, and/or the effective disbursement by FIBRIA of one or more Losses, in any of the cases, of more than twenty percent (20%) of the market capitalization of FIBRIA as of this date and which, cumulatively: (a) do not arise out of the regular course of business and (b) are not recorded in the latest annual or quarterly financial statements, or have been disclosed in the latest Reference Form, up to this date made available to the market by FIBRIA; and (2) “Loss” means all the obligations, liabilities, contingencies, losses, direct damages, money liability or liability convertible into money (including adjustment to inflation, reasonable attorney’s fees and legal costs), claims, actions, lawsuits, investigations, final non-appealable judgments (including judicial, administrative or arbitration judgments), fines, interest, penalties, costs and expenses and imposition of a lien (including pledging of properties, assets, rights or claims, and / or partial, full, temporary or permanent limitation to the free use or disposal of any amounts deposited in bank accounts), deducted by any amounts recovered or that may be recovered by means of insurance proceeds;

(f)	Compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and

(g)	SUZANO’s and FIBRIA’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

9

3.1.1

The condition provided for in item 3.1(e) (non-occurrence of Material Adverse Effect) may be waived at any time by SUZANO, by means of a written notice. The conditions provided for in items 3.1(f) and 3.1(g) may be waived at any time by the non-defaulting Party by means of a written notice.

3.2. Once the Conditions Precedents are implemented or waived, any of the Companies may notify the other about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed, including the date as from which the shares issued by FIBRIA shall cease to be listed on the stock exchange. The date on which the Transaction shall be closed shall correspond to the 45th day (or, if such is not a business day (the next following business day) counted from the publication of the referred notice to the market (“Transaction Completion Date”). On the day immediately before the Transaction Completion Date, the Companies shall inform the market about the base date and the consequent definition of FIBRIA’s shareholders who will receive the shares issued by SUZANO, as well as the final value of the Cash Installment and the final quantity of SUZANO shares per Holding’s Ordinary Share.

4. Exchange Ratio, Base Date, Appraisal, Capital Increase and Right of Withdrawal

4.1. It is proposed that, as a result of the Merger of FIBRIA’s Shares, that new ordinary shares and new redeemable preferred shares shall be issued by the Holding on behalf of FIBRIA’s Shareholders (considering the adjustments mentioned in item 2.1), all of them to be registered shares, with no face value, in substitution for the ordinary shares held by them in FIBRIA, at the ratio of 1 ordinary share and 1 redeemable preferred share issued by Holding for each ordinary share issued by FIBRIA (considering the adjustments mentioned in item 2.1). Therefore, this is not the case of fractional shares at this stage of the Transaction.

4.1.1. The new ordinary shares issued by the Holding shall be entitled to the same rights and advantages attached to the ordinary shares issued by the Holding now existing and owned by SUZANO and shall be entitled to participate in the income for the fiscal year in course at date of their issuance. The new preferred shares issued by the Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be forthwith redeemed at the Transaction Completion Date, without the need, therefore, of an extraordinary shareholders’ meeting, it being certain that the Redemption Value for Each 1 of the Holding’s Redeemable Preferred Share shall be paid for each 1 preferred share issued by Holding being redeemed.

10

4.1.2. As set forth in article 252, §2 of Law No. 6.404/76, the right of withdrawal shall be ensured to the shareholders who, uninterruptedly, since this date until the Transaction Completion Date, hold shares issued by FIBRIA and do not vote favorably for the Merger of FIBRIA’s Shares, refrain themselves from voting or do not appear to the pertinent extraordinary shareholders’ meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days counted from the publication of the minutes of the extraordinary shareholders’ meeting approving the Merger of FIBRIA’s Shares. The amount payable by way of reimbursement of the value of the shares shall be equal to the net asset value of FIBRIA’s share at December 31, 2017, as stated in FIBRIA’s financial statements approved at the general shareholders’ meeting held on April 27, 2018, which corresponds to twenty-six Reais and thirty-six cents (R$26.36) per share, without prejudice to the right to prepare a special balance sheet.

4.2. In continuity, it is proposed that, as a result of the Holding Merger, new ordinary shares are issued by SUZANO on behalf of the former shareholders of FIBRIA (who at such time will already be Holding’s shareholders), all of them to be registered shares, with no face value, in substitution for the ordinary shares issued by the Holding and held by them. The Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares shall be then issued for each ordinary share issued by Holding.

4.2.1. Any fractional shares issued by SUZANO arising out of the Holding Merger shall be grouped into whole numbers so that they are thereafter sold on the spot market managed by B3 S.A. – Brazil, Bolsa e Balcão, after the completion of the Transaction, under the terms of the notice to the shareholders to be timely disclosed. The proceeds of such sale will be made available net of fees to the former shareholders of FIBRIA owning the respective fractions of shares, proportionally to their interest in each share being sold.

4.2.2. The new shares issued by SUZANO will be entitled to the same rights and advantages attached to the ordinary shares issued by SUZANO and shall be entitled to participate in the income of the fiscal year in course as from their issuance date.

4.2.3. Whereas, at the date of the extraordinary shareholders’ meeting of Holding which will decide about its merger into SUZANO, the latter shall be the sole shareholder of the Holding, it is not the case of dissenting shareholders or right of withdrawal as a result of this stage of the Transaction.

4.3. The base date of the Transaction is March 31, 2018 (“Base Date”).

4.4. SUZANO’s management, on behalf of SUZANO and of the Holding, retained the services of Ernst & Young Assessoria Empresarial Ltda., enrolled with the CNPJ/MF under No. 59.527.788/0001-31 (“EY”) to appraise and determine the economic value of the shares issued by FIBRIA to be merged into the Holding, already taking into consideration the effects of the Holding’s Capital Increase (“Appraisal Report of

11

FIBRIA’s Shares”); and (b) PricewaterhouseCoopers Auditores Independentes, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“PwC”) to appraise and determine the book value of the Holding’s shareholders’ equity to be transferred to SUZANO by reason of the Holding Merger, already taking into consideration the effects of the Holding’s Capital Increase, Merger of FIBRIA’s Shares, and the Redemption (“Appraisal Report of Holding”). The Appraisal Report of the FIBRIA’s shares and the Appraisal Report of Holding constitute the Annex 4.4 to this Protocol and Justification.

4.5. The Merger of FIBRIA’s Shares will result in an increase of the Holding’s shareholders’ equity in an amount supported by the Appraisal Report of FIBRIA’s Shares, part of which, as determined by the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to its capital stock.

4.6. The Holding Merger, on its turn, shall result in an increase of SUZANO’s shareholders’ equity in an amount equal to the portion of the Holding’s shareholders’ equity corresponding to the investment of FIBRIA’s shareholders in the Holding, after the Redemption, part of which shall be allocated to SUZANO’s capital stock and part of which shall be allocated to the capital reserve to be determined at the general meeting. The shares issued by the Holding and owned by SUZANO at the time of the Holding Merger shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Holding Merger is completed shall be appropriated by SUZANO.

4.7. Notwithstanding the fact that the exchange rates were agreed upon between SUZANO and FIBRIA, as independent parties, and that there is no right of recourse as a result of the Holding Merger, as mentioned in item 4.2.3, SUZANO, for information purposes and due to the reason that, at the date of the Holding Merger, it is the holding company of the Holding, has also requested to EY to prepare an appraisal report in conformity with article 264 of Law No. 6404/76, appraising the two shareholders’ equities following the same criteria and on the same date, at market prices (“Appraisal Report of Net Equity at Market Value”). The Appraisal Report of Net Equity at Market Value constitutes Annex 4.7 to this Protocol and Justification.

4.8. Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of EY shall be submitted for confirmation to the General Shareholders’ Meeting of the Holding that will decide about the Merger of FIBRIA’s Shares, and, (ii) the appointment of PwC shall be submitted for confirmation to the General Shareholders’ Meeting of SUZANO that will decide about the Holding Merger.

12

4.9. EY and PwC declare that (i) there is not any actual or potential conflict or community of interests, with the Companies’ shareholders or, further, as regards the Merger of FIBRIA’s Shares or the Holding Merger, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. EY and PwC were selected for the works described herein in consideration of the wide and renowned experience both specialized companies have in preparing reports and appraisals of such nature.

4.10. SUZANO and the Holding, as the case may be, shall bear all the costs related to the hiring of EY and PwC for preparing the Appraisal Report of FIBRIA’s Shares, the Appraisal Report of Holding and the Appraisal Report of Net Equity at Market Value, as the case may be.

4.11. Each of the managements of SUZANO and of FIBRIA has retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion.

4.12. Each of the managements of SUZANO and of FIBRIA has also prepared pro forma financial information for the surviving companies, as if they already existed, having the Base Date as reference, prepared in accordance with Law No. 6404/76, and with rules issued by the Brazilian Securities and Exchange Commission and submitted to reasonable assurance by an independent auditor registered with the Brazilian Securities and Exchange Commission.

5. Corporate Approvals

5.1. The effectiveness of the Merger of FIBRIA’s Shares, of the Redemption and of the Holding Merger shall depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which acts shall be coordinated in order to occur at the same date:

(a)

extraordinary shareholders’ meeting of FIBRIA for it, in this order, to (i) approve the waiver of conduction of a public offer of acquisition of shares issued by FIBRIA, as set forth in Art. 33 of FIBRIA’s Articles of Incorporation within the scope of the Transaction; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by the Holding;

13

(b)

extraordinary shareholders’ meeting of the Holding for it, in this order, to (i) approve the Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY; (iv) approve the Appraisal Report of FIBRIA’s Shares; (v) approve the creation of a class of preferred shares, as per item 4.1.1 above; (vi) approve the Merger of FIBRIA’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the directors of FIBRIA, with consequent amendment to its articles of incorporation; (viii) approve the Redemption, with consequent amendment to its articles of incorporation; (ix) approve the Merger of the Holding into SUZANO; and (x) authorize the subscription, by its directors, of new shares to be issued by SUZANO; and

(c)

extraordinary shareholders’ meeting of SUZANO for it, in this order, to (i) ratify the investment, by SUZANO, either directly or through any of its Affiliates, in the amount of least twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven reais and fifty cents (R$29,036,732,077.50), upon subscription of new shares in the Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of PwC;(iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by the Holding’s directors, with further amendment to its articles of incorporation; and (vii) approve the amendment to its articles of incorporation, substantially in the terms of Annex 5.1(c).

5.1.1. The managements of the Companies shall call the above referred general meetings and shall make their best efforts for the same to be held as soon as possible, so that the general meetings shall occur within not later than forty-five (45) days counted from the date of the declaration of effectiveness time by the SEC of the registration statement filed by SUZANO with the SEC for purposes of calling, holding and approving the Transaction by FIBRIA’s General Shareholders’ Meeting.

6. Filing with the Government Authorities

6.1. SUZANO filed the Transaction with ANTAQ, with the Dock Company of the State of São Paulo – CODESP (Companhia Docas do Estado de São Paulo) and the Ministry of Transport, Port and Civil Aviation – MTPAC (“Identified Government Authorities”) and with CADE, as well as with the other Antitrust Government Authorities, which shall be actively and diligently conducted by the legal counsels appointed by SUZANO.

6.1.1. With regard to the filing with CADE, the time period provided for in Section 6.1 above was deemed to have been met upon the filing of a draft notice with the CADE (containing the answers to the items listed in Annex I to CADE Resolution No. 2/2012) for preliminary review by the General Superintendent’s Office of CADE. With regard to the other Antitrust Government Authorities, the time period provided for in Section

14

6.1 above was deemed to have been met upon the filing of a draft of the respective notice for beginning of the pre-notice period (and, in the case of the People’s Republic of China, with the filing of the initial notice for beginning of the pre-acceptance period), if applicable, or of the formal filing, in case the filing of a draft notice is not provided for in the applicable rules. SUZANO shall make its best efforts to proceed to the formal filing of the notices of the Transaction with the Antitrust Government Authorities as soon as reasonably possible after the filing of the initial drafts.

6.2 Without the prior consent by SUZANO, FIBRIA shall not make any contact with any Antitrust Government Authorities regarding the Transaction. In case such contacts may become possibly necessary, SUZANO shall have the opportunity to follow-up, take part in and lead such contacts.

7. Other Covenants

7.1. Until the Transaction Completion Date and save as otherwise provided for in this Protocol and Justification or if necessary for the completion of the Transaction, FIBRIA and SUZANO shall keep the regular course of their businesses and shall refrain themselves from performing any acts which may, in any way, materially affect their businesses or operations and, consequently, change, also materially, the balance of the replacement ratios defined herein or, further, prevent or impair the completion of the Transaction.

7.1.1. Without prejudice to the provisions in the head paragraph of this item 7.1, FIBRIA and SUZANO undertake to, until the Transaction Completion Date:

(i)	Conduct their activities in accordance with the provisions in their respective Articles of Incorporation;

(ii)

Not to issue, redeem, amortize, reimburse or repurchase shares or any securities convertible into or exchangeable for shares of the respective Company, as well as increase or reduce their capital stock;

(iii)

During the period of one hundred (100) days counted from March 15, 2018, not to carry out, either by itself or by its subsidiaries, the issue of any debt security and/or the execution of agreements or contracts with foreign financial institutions for the borrowing of new debts in foreign currency. For the sake of clarity, this prohibition does not include (a) any debt in Brazilian currency (Reais), entered into in Brazil, with Brazilian financial institutions, or though issue of debt securities in the local market; (b) disbursements related to agreements already entered into prior to March 15, 2018; (c) advances of exchange contracts; (d) advances against delivered bills of exchange; (e) any intercompany loans; and (f) entering into a Revolving Credit Facility (RCF) of up to five hundred million North-American Dollars (US$500,000,000.00) with any domestic or foreign banks;

15

(iv)

Not to alienate or encumber an equity interest or enter into investment agreements, shareholders’ or quotaholders’ agreements, consortium or joint venture agreements implying aggregate investments by the respective Company, equal to or in excess of fifty million Reais (R$50,000,000.00);

(v)	Not to effect any new vesting under FIBRIA’s stock purchase option plan, except for the purpose of compliance with the obligations already provided for in agreements already entered into;

(vi)	Not to alienate or encumber fixed assets whose aggregate value is equal to or higher than fifty million Reais (R$50,000,000.00);

(vii)

Comply and not to change the related parties’ policy currently adopted by FIBRIA, and not to enter into agreements other than in conformity with the past practice, except as otherwise agreed upon by the Parties;

(viii)

Not to forgive, cancel, compromise, novate, waive or release any debts, claims or rights of the respective Company in an individual or aggregate amount of more than fifty million Reais (R$50,000,000.00);

(ix)	No to change (or allow to be changed), in any manner, its accounting practices, policies or principles or the methods by which the referred principles are applied, except as a result of Law;

(x)

Except (a) for the replacement or hiring of directors, (b) for the granting of retention plans to executive officers, and (c) as required by Law or provided for in the respective compensation agreements or variable compensation plan in effect, not to increase the compensation or change the terms of the employment contract or of the hiring of members of the Board of Directors and executive officers of the respective Company, other than in the regular course of business and in accordance with the past practice;

(xi)

Pay the amounts arising out of (a) shares granted under the current FIBRIA’s stock purchase option plans, (b) vesting granted under the current FIBRIA’s long-term incentive program, and (c) the FIBRIA’s current variable invested compensation program, which shall be deemed to be vested at the Transaction Completion Date and valued according to the valuation of FIBRIA’s shares;

(xii)	Not to grant guaranties on behalf of third parties, except to guaranty obligations of its subsidiaries or controlled entities;

16

(xiii)

Not to exceed the aggregate value of investments of FIBRIA’s capital budget for year 2018 as disclosed in FIBRIA’s Form 20-F filed with SEC on February 27, 2018 (as well as the capital budget that may be approved for year 2019, if applicable), including through the acquisition of an equity interest, in an individual or aggregate value in excess of two hundred million Reais (R$200,000,000.00); and

(xiv)

Not to approve the filing, file or take any action seeking a request for court or out-of-court reorganization, declaration of voluntary bankruptcy, dissolution or liquidation of the respective Company.

7.2 The Parties undertake to cooperate in the performance of all acts required by the other Parties for the compliance with the Conditions Precedent, and the approval of the Transaction as soon as possible.

7.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General shareholders’ meetings that will decide about the approval of the Protocol and Justification, are reciprocally dependent legal transactions, it being a premise that a transaction is not effective without the others also becoming effective.

7.4. SUZANO, by this Protocol and Justification, is a co-obligor with the Holding in all the obligations involving the Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the corporate approvals for the Transaction as set forth in item 5.1 are obtained, will be jointly and severally liable with the Holding for all the payments that may be due by the Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value for Each One of the Holding’s Redeemable Preferred Share.

7.5. If, after all the corporate approvals for the Transaction provided for in item 5.1 have been obtained, the completion of the Transaction does not occur within eighteen (18) months counted from March 15, 2018, as a result of default in the obligations set forth in this Protocol and Justification by any of the Companies, including in case of falsehood, insufficiency, omission, error or inaccuracy of the representations and warranties made by the Companies under the terms of item 7.6, (and, provided that such default has not been cured or remedied within 60 days from the date of the notice of default sent by the other Company to the Company in charge for such purpose (“Cure Period”), the non-defaulting party may terminate the Transaction and file a claim for possible losses and damages.

7.6. SUZANO, as regards itself and the Holding, and FIBRIA, as regards itself, represent and warrant to each other the following:

17

(a)

SUZANO and FIBRIA are publicly-held companies, duly organized and validly existing under the Laws of the Federative Republic of Brazil. The Holding is a joint stock company, duly organized and existing under the Laws of the Federative Republic of Brazil, without any operation or liability whatsoever.

(b)

Except as provided for herein, SUZANO, the Holding and FIBRIA are fully empowered to enter into this Protocol and Justification, perform all the transactions provided for herein and comply with all the obligations undertaken herein, having taken all the necessary actions for authorizing the entry into these presents and the performance of the obligations hereunder. To their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already regulated in this Protocol and Justification.

(c)

Subject to the approvals set forth in item 3, neither the execution and delivery of this Protocol and Justification by SUZANO, by the Holding and by FIBRIA, nor the performance by the Companies of any and all of their obligations hereunder:

(i)	Violate or conflict with any statute, agreement, Law, license or permit, of any court or other government or regulatory authority to which they are subject; or

(ii)

To the best understanding of the respective Party, require any consent, approval or authorization from, notice to, or filing or registration with, any person, entity, court or government or regulatory authority, except for the approvals provided for in this Protocol and Justification, including, if applicable, the approvals of the Identified Governement Authorities, as well as communication to ANEEL.

(d)	Capital Stock:

(i)

The capital stock of SUZANO was, in March 15, 2018, exclusively represented by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in SUZANO’s Reference Form.

18

(ii)

The capital stock of FIBRIA was, in March 15, 2018, exclusively represented by five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in FIBRIA’s Reference Form.

(iii)

The Holding’s capital stock is, on this date, exclusively represented by five hundred (500) ordinary shares, there being no contract or security issued thereby which may give right to the subscription thereof by any other person than SUZANO.

(e)

Their respective audited financial statements as of December 31, 2017 and, in relation to SUZANO and to FIBRIA, the Companies’ most recent Reference Forms, as filed and made available from the website of the Brazilian Securities and Exchange Commission, fairly reflect, as of their date of disclosure, in their material aspects, the best understanding of the Companies’ managements (as the case may be) about their businesses, as required by the applicable law. FIBRIA’s most recent annual report, prepared in Form 20-F and filed with SEC, as well as the information provided to SEC under Form 6-K, reflect, as of their issuance date, in all material aspects, the best understanding of FIBRIA’s management about its businesses, operations and contingencies at their respective disclosure date. Since the disclosure of the Companies’ Reference Forms, and, in case of FIBRIA, of Form 20-F and Form 6-K, and until March 15, 2018, to the best understanding of the Companies’ managements, as applicable, there has been no act, fact or event which materially changes the information contained in such forms.

7.7. The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8. Miscellaneous

8.1. Once the Transaction has been approved, it shall be incumbent upon SUZANO’s directors to perform all the acts necessary for the implementation of the Holding Merger, including the cancellation of the registration of the Holding with the competent federal, state and municipal government entities, as well as keeping the Holding’s accounting records for the term provided for in the law.

8.2. The applicable documentation will be available to the Companies’ shareholders at the respective head offices as from the date of the call notice of the Extraordinary Shareholders’ Meetings of the Companies, and / or, as the case may be, at the Investor Relations’ websites of FIBRIA (https://ri.fibria.com.br/) and of SUZANO (http://ri.suzano.com.br/) and on the websites of the Brazilian Securities and Exchange Commission and of B3 S.A. – Brasil, Bolsa, Balcão.

19

8.3. Save as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party incurring the same (provided that SUZANO shall bear the costs and expenses incurred by the Holding), including expenses for their respective counsels’, auditors’, appraisers’ and attorneys’ fees.

8.4. This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.5. A possible declaration by any court of nullity or non-effectiveness of any of the provisions set forth in this Protocol and Justification shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

8.6. The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.7. This Protocol and Justification is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

8.8. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the Companies shall be prohibited.

8.9. This Protocol and Justification, signed in the presence of 2 witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

9. Applicable Law and Settlement of Disputes

20

9.1. This Protocol and Justification shall be construed and governed by the laws of the Federative Republic of Brazil.

9.2. The Companies agree that any dispute arising out of or related to this Protocol and Justification, including, without limitation, a dispute regarding the existence, validity, effectiveness, interpretation, execution or termination hereof, which may not be amicably settled within a non-extendable period of thirty (30) days, shall be settled by arbitration procedure to be conducted by the B3 Market Arbitration Chamber (“Arbitration Chamber”), in accordance with its applicable regulation at the time of the filing of the arbitration proceedings, this item 9 being valid as an arbitration clause for effect of the provisions in paragraph 1 of article 4 of Law No. 9.307/96. The management and correct pursuance of the arbitration procedure shall equally be in charge of the Arbitration Chamber. The Parties acknowledge that the obligation to seek an amicable settlement does not prevent the immediate filing of the arbitration procedure if any of the Parties deems that a settlement is not possible to be reached.

9.2.1 The arbitration tribunal shall be made up of three (3) arbitrators (“Arbitration Tribunal”), one of them being appointed by the Party(ies) seeking to commence the procedure, another by the other Party(ies), and the third arbitrator, who shall act as President of the Arbitration Tribunal, by the arbitrators appointed by the Parties. In case one of the Parties shall fail to appoint an arbitrator or in case the appointed arbitrators do not reach a consensus as for the third arbitrator, the President of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

9.2.2 The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting an extrajudicial execution instrument binding on the Parties and their successors, which agree to comply with the terms of the arbitration award, regardless of judicial execution.

9.2.3 Notwithstanding the foregoing, each Party has the right to file a request for legal remedies in order to (a) obtain any “emergency measures” that may be necessary prior to the constitution of the Arbitration Tribunal, and such measures shall not be deemed as waiver of the arbitration procedure by the Parties, (b) enforce any arbitration decision, including final arbitration award, and (c) ensure the installation of the Arbitration Tribunal. For such purpose, the Parties elect the court of the judicial district of São Paulo, State of São Paulo, at the waiver of any other, however privileged it may be.

9.2.4 The arbitration seat shall be the city of São Paulo, State of São Paulo.

9.2.5 The arbitration procedure shall be conducted in Portuguese language.

21

9.2.6 The dispute shall be decided in accordance with the laws of the Federative Republic of Brazil, with judgment in equity being prohibited.

9.2.7 The arbitration procedure should be confidential. The Parties agree not to disclose arbitration information and documents. The disclosure may be made if (i) the duty to disclose arises out of law, (ii) it is ordered by an administrative or judicial authority, or (iii) it is necessary to defend the Party’s interest.

In witness whereof, the directors of the Companies execute this Protocol and Justification in five (5) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, July 26th, 2018.

(remainder of this page intentionally left blank)

22

Signatures pages of the Protocol and Justification of Merger of Shares issued by Fibria into Eucalipto Holding S.A., followed by merger of Eucalipto Holding S.A. into Suzano Papel e Celulose, executed on July 26th, 2018

SUZANO PAPEL E CELULOSE S.A.

By: Title:	By: Title:

FIBRIA CELULOSE S.A.

By: Title:	By: Title:

EUCALIPTO HOLDING S.A.

By: Title:	By: Title:

Witnesses:

1.	2.
Name: RG: CPF/MF:	Name: RG: CPF/MF:

23

ANNEX 4.4

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

Suzano Papel e Celulose S.A. Financial Economic Valuationof FibriaCelulose S.A., on the base date of March 31, 2018. July 10, 2018

July 10, 2018

Building a better working world

Ernst & Young Assessoria Empresarial Ltda.
Av. Presidente Juscelino Kubitschek, 1909
Torre Norte - 10º andar
04543-011 – São Paulo – SP
Telefone: +55 11 2573-3000
www.ey.com.br

Suzano Papel e Celulose S.A.

A/C: Daniel Nascimento
Av. Brigadeiro Faria Lima, 1355 - 8 andar
São Paulo – SP, Brazil
01452-919

Financial Economic Valuation of Fibria Celulose S.A. **July 10, 2018**

As requested, Ernst & Young Assessoria Empresarial Ltda. ("EY") presents the economic-financial valuation report of Fibria Celulose S.A. ("Fibria" or "Company") as of March 31, 2018 ("base date").

The purpose of this Report is to provide the management and shareholders of Eucalipto Holding SA ("Eucalipto"), a company controlled by Suzano Papel e Celulose SA ("Suzano"), support for the deliberation of the Eucalipto Shareholders General Meeting regarding Suzano's acquisition of the Company ("Transaction"), in line with the requirements of article 8 and 226 of Law 6,404 / 76 ("Corporate Law").

Our estimate of value should not be considered as an advice or recommendation for investment or any transaction, a fairness opinion, or used for funding / fundraising, as well as any other purpose except as described above.

This Report contemplates the objective, scope, procedures and methodologies used, as well as the market and operational premises that involved the calculation of Fibria's estimate of economic value.

It is important to note that we did not investigate independently, nor performed any audit process applied to the information provided or published by Fibria. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the closing of the Transaction occurs, among other things, any exchange or sharing of sensitive information between Fibria and Suzano is not permitted. Therefore, it should be noted that in preparing this Report, public information disclosed by the Company was taken into account, supplemented by some specific data provided by Fibria's management ("Administration"), limited to non-competitive information. In addition, we considered public data on Fibria's business sector, on comparable companies, analysis published by the Company and industry market analysts, as well as discussions with Suzano management and our understanding of the Company's operations.

We appreciate the opportunity to collaborate with Suzano on this occasion and make ourselves available if you have any questions or need additional information.

Regards,

Andrea Fuga
Partner of Valuation

Roberta Tedesco
Executive Director of Valuation

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | **Page 2 of 46**

July 10, 2018 Dashboard Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Table of Contents 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Dashboard Executive Macroeconomic Sector Analysis Summary Analysis 1 2 3 Page 4 Page 5 Page 8 Page 10 The Company Projected Valuation Exhibits and the ... Financial 4 5 6 7 Page 16 Page 22 Page 33 Page 39 Appendix 8 Page 44 Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 3 of 46

July 10, 2018

Dashboard
Highlights

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Net Revenue Growth

5.4%

The Compound Annual Growth Rate (CAGR) of the Company's net revenue projection.

Fibria's net revenue comes from the sale of pulp. Representing an amount of R$ 11.7 billion in 2017, and projected to reach R$ 20.9 billion in 2028.

Details on page 23

Price of Cellulose per Ton

USD 952

Reflects the averagelist price of celulose from the last projected year.

The weighted average by destination of the projected FOEX price for pulp varies from USD 914 per ton between April to December of 2018 to USD 952 per ton in 2028

Details on page 25

Average EBITDA Margin

54.7%

Reflects the average projected EBITDA margin of the Company during the projected period.

On average, operating expenses were 5.1% of net revenue during the projected period, while costs accounted for about 40.2%.

Details on page 27

Working Capital / Net Revenue

33.2%

Reflects the average projected working capital over net revenue diuring the projected period.

The Company's net working capital starts at R$ 3.7 billion in March 2018 and was projected to reach R$ 7.5 billion in 2028.

Details on page 30

Discount Rate

10.2%

The *Weighted Average Capital Cost* (WACC) applied to the free cashflows of the company.

The discount rate applied was the WACC - weighted average rate between equity and third parties, calculated in nominal Reais, considering comparable data and macroeconomic assumptions available on the base date.

Details on page 33

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 4 of 46

1 Executive Summary Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 5 of 46

July 10, 2018

1 Executive Summary
Executive Summary

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Objective

- Fibria is a Brazilian company, the world leader in the production of bleached eucalyptus pulp. With a production capacity of 7.3 million tons per year, the Company exports pulp to more than 35 countries.
- Suzano is the second largest global producer of eucalyptus pulp and the main producer of domestic paper in Latin America.
- In March 2018, Suzano and Fibria announced the combination of their businesses, through which Fibria will become a wholly-owned subsidiary of Suzano.
- The purpose of this work is to provide Eucalyptus management and shareholders with support for deliberation during the General Shareholders' Meeting about this transaction, in line with the requirements of Article 8 and 264 of the Brazilian Corporate Law.

Scope of Work

- Discussions with executives and employees of Fibria and Suzano
- Obtaining Fibria's accounting, operating and financial historical data;
- Analysis of the Company's performance market, based on available public data;
- Elaboration of projections of Fibria's financial statements based on public information disclosed by the Company, additional data provided by Management, public figures of comparable companies, analyzes published by market analysts, as well as discussions with Suzano management;
- Calculation of the discount rate that reflects the risks inherent to the sector and the Company;
- Elaboration of the Fibria Economic-Financial evaluation through the discounted cash flow methodology (FCD);
- Comparison of the results obtained with Fibria's MarketCap and multiples of valuations of comparable public companies.

The results presented in this report depend on assumptions that were the basis for the projections. The DCF methodology does not provide for changes in the external or internal environments in which Fibria operates, in addition to those explained in this Report.

General Premises

- Value standard: Fair value. Valuation is defined by Brazilian (CPC46) and international (IFRS3) accounting standards, such as "the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a non-forced transaction between market participants on the date of measurement ".
- Base date: March 31, 2018;
- Projection period: 10 (ten) years and 9 (nine) months, from April 1, 2018 to December 31, 2028;
- Residual value: calculated through the perpetuity of cash flows after 2028. The perpetuity growth rate was 3.9% pa, the same rate expected for long-term Brazilian inflation;
- Currency: Reais (BRL) in nominal terms;
- Discount rate: calculated according to the WACC methodology, in nominal Reais, resulting in 10.2% pa .;
- Adjustments: Non-operating assets and liabilities, including net debt, were not considered in the cash flow projections. When observed, they were treated separately and added / subtracted from the present value of cash flows and perpetuity, impacting the value of Fibria's capital.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 6 of 46

July 10, 2018

1 Executive Summary
Estimation of Value

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Base Scenario (R$ millions)	10.0%	10.2%	10.5%
Σ | Present value of cashflows	23,165	22,969	22,690
Present value of the perpetuity	29,029	27,559	25,611
Operational Value (EV)	**52,193**	**50,528**	**48,301**
Non-operational assets and liabilites	516	516	516
Net Debt	(12,972)	(12,972)	(12,972)
Value of total capital	**39,782**	**38,116**	**35,889**
Premium over MarketCap – base date	10.6%	6.0%	-0.2%

Fibria total Equity value (R$ billions)


Base scenario
35.9
39.8
Exchange sensibility
36.8
39.5
Celulose sensibility
36.6
39.6
Market Cap
23.7
39.7
15
25
35
45
55
65

Source: EY

The results obtained using the DCF methodologies are relevant in the context of the evaluation, since:

- Assumptions of growth and profitability are in line with the Company's historical data and market outlook;
- The evaluation parameters are consistent with the size and long-term expectation of Fibria;
- The values obtained are in line with MarketCap of the base date, presenting premiums of between -0.2% and 10.6%;

The DCF method best represents the value of a company based on its future profitability (Income Approach).

The estimate of value does not consider possible asset or liability contingencies, insufficiencies, or superveniences that are not recorded in the Company's balance sheet, as of the reference date. Therefore, if they exist, the results presented do not consider their effect. The possibility of non operational asset or liability fair value adjustments in the Company do not impact our conclusion.

Conclusion

Based on the information analyzed and on the assumptions described in this Report, our valuation resulted in a fair value estimate of between R$ 35.9 billion and R$ 39.8 billion for 100% of Fibria's shares on the base date of March 31, 2018.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 7 of 46

July 2 10, 2018 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 8 of 46

July 10, 2018

2 Macroeconomic Analysis
Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

IPCA Historic and Projected


10.7%
6.4%
6.3%
2.9%
3.6%
4.1%
4.0%
4.0%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected


2,35
3,34
3,48
3,19
3,24
3,53
3,48
3,51
3,55
3,60
3,66
3,73
3,80
3,87
3,93
3,19
3,24
3,29
3,35
3,42
3,45
3,53
3,60
3,66
3,73
3,80
3,87
3,94
2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Projetado na data-base (Cenário base)
Projetado em 08/06/2018 (sensibilidade)

Source: Central Bank of Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | **Page 9 of 46**

July 3 10, 2018 Sector Analysis Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 10 of 46

July 10, 2018

3 Sector Analysis
Global Cellulose and Pulp Market

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)


United States
48.5
Brazil
18.8
Canada
17.0
China
16.8
Switzerland
11.1
Finland
10.3
Japan
8.7
Russia
8.0
Indonesia
6.8
Chile
5.1

Productivity of the forests by country (m³/ha/year)


5
3
6
5
6
5
6
5
10
13
25
11
28
21
36
31
Canada
Baltic countries
Scandanavia
Russia
US
Mozambique
China
Brazil
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 11 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Area of forests planted in Brazil (thousands of hectors)


7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of certified planted forests, covering 6.4 million hectares. In July 2017, with the objective of promoting economic activities and guaranteeing supplies to local industries, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, granting 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is a result of natural factors such as abundance of land and favorable climate and soil for planting eucalyptus trees (which account for 72.3% of the total planted area).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 12 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%), Bahia (10.8%), and others (9.2%). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Other - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
MS
0.4%
ES
0.2%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 13 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Production of cellulose in Brazil (thousands of tons)


5.8%
4.9%
6.4%
-1.2%
0.0%
8.1%
8.8%
5.5%
8.1%
3.5%
11,997
12,697
13,315
14,164
13,992
13,997
15,129
16,465
17,370
18,773
19,422
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Production of Cellulose in Brazil (1.000 ton)
Production growth (%)

Source: Parallaxis

Projection of exportation of cellulose (US$ millions)


14.0%
0.7%
5.6%
3.3%
4.0%
3.5%
5,575
6,355
6,397
6,753
6,976
7,255
7,510
2016
2017
2018
2019
2020
2021
2022
Exportation of Cellulose Projections (US$ Mi)
Growth of Exportation (%)

Source: EMIS

- Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%; which represents the highest annual growth when comparing the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, growth was 61.9%, with production jumping from 12.0 million to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, 13.0% higher than the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantations in the product mix of the companies.
- In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million to 13.9 million tons. The value of exports increased significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this growth were the prices practiced in the international market combined with the devaluation of the Real, which positively influenced the competitiveness of the Brazilian products. The growth in Chinese and US demand for Brazilian pulp also ensured the maintenance of Brazilian exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of US $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 14 of 46

July 10, 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Projection of importation of cellulose in Brazil (US$ millions)



282
182
210
222
231
239
246
-35.5%
15.4%
5.7%
4.1%
3.5%
2.9%
2016
2017
2018
2019
2020
2021
2022
Importation of Cellulose Projections (US$ Mi)
Growth of Importation (%)

Source: EMIS

Apparent consumption of cellulose in Brazil (thousands of tons)



5.45
6.20
5.84
5.88
6.13
6.27
6.25
6.23
6.33
13.8%
-5.8%
0.7%
4.3%
2.3%
-0.3%
-0.3%
1.6%
2009
2010
2011
2012
2013
2014
2015
2016
2017
Apparent Consumption (1.000 ton)
Growth of Apparent Consumption (%)

Source: Parallaxis

- Exports of pulp are projected to increase to a CAGR of 3.4% between 2017 and 2022, reaching US $ 7.5 billion by the end of the period. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and also the start-up of new plants, specifically in China.
- Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during the period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value aggregate goods.
- Domestic pulp consumption grew by 1.6% in 2017 from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic demand corresponds to 33.0% of production, with 94.0% coming from domestic production and only 6.0% from other countries.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 15 of 46

4 The Company and the Transaction Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 16 of 46

July 10, 2018

4 The Company and the Transaction
Company Overview

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Suzano

- Founded 94 years ago by the Ukrainian immigrant Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin (potential substitute for petroleum derived products with high aggregate value applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão
2018
Suzano announces corporate reorganization with Fibria

Source: Site Suzano

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 17 of 46

July 10, 2018 4 The Company and the Transaction Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Company Overview 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Suzano GlobalPresence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentinaand 21 distributioncenters spread across 3 continents(Asia, North Americaand Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 18 of 46

July 10, 2018

4 The Company and the Transaction

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Company Overview

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., where were then consolidated and formalized as one company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning materials.

Global Presence:



Source: Site Fibria

Timeline:

2009	Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1
2010	Fibria enters the New Market of BM&F Bovespa (actual B3)
2012	Fibria affirms their strategy with the Canadian company Ensyn
2015	Approval of the expansion project Horizonte 2, in Três Lagoras - MS
2017	Fibria iniciates operations for the project Horizonte 2
2018	Suzano announces corporate reorganization with Fibria

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 19 of 46

July 10, 2018

4 The Company and the Transaction

Description of the Transaction

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third-party), with assets in Brazil and worldwide. In total there will be 11 industrial units, with production reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controlling shareholders of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, they will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval during the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibria Celulose S.A

Source: Site Suzano e Economia Estadão

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 20 of 46

July 10, 2018

4 The Company and the Transaction
Historical financial information

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

Historical Income Statement (R$ millions)

Income statement	dec-15	dec-16	dec-17	mar-18
Net revenue	**10,081**	**9,615**	**11,739**	**3,693**
Operational costs	(4,013)	(5,148)	(6,070)	(1,597)
Gross profit	**6,068**	**4,467**	**5,669**	**2,096**
Operational expenses	(652)	(1,056)	(1,146)	(314)
EBITDA	**5,416**	**3,411**	**4,523**	**1,782**
Depreciation, amortization, and exhaustion	(1,892)	(1,983)	(2,205)	(620)
EBIT	**3,524**	**1,428**	**2,318**	**1,162**
Financial result	(3,685)	1,616	(783)	(270)
EBT	**(161)**	**3,043**	**1,535**	**892**
Income taxes	518	(1,380)	(442)	(277)
Net income	**357**	**1,663**	**1,093**	**615**
Revenue growth	*42.3%*	*-4.6%*	*22.1%*	*25.8%*
Gross margin	*60.2%*	*46.5%*	*48.3%*	*56.8%*
EBITDA margin	*53.7%*	*35.5%*	*38.5%*	*48.3%*

Historical Balance Sheet (R$ millions)

Assets	dec-15	dec-16	dec-17	mar-18
Cash and equivalents	1,078	2,660	4,052	2,852
Marketable securities	1,412	2,033	2,619	2,977
Financial instruments	27	257	124	82
Accounts receivable	742	635	1,193	1,281
Inventory	1,571	1,638	2,080	2,589
Recoverable taxes	463	144	273	399
Other assets	168	150	189	248
Current	**5,461**	**7,517**	**10,530**	**10,346**
Non current	**23,973**	**26,923**	**28,163**	**27,787**
Total assets	**29,434**	**34,440**	**38,693**	**38,133**

Liabilities	dec-15	dec-16	dec-17	mar-18
Loans and financing	1,073	1,138	1,693	1,118
Derivative instruments	303	246	152	132
Accounts payable – suppliers	668	1,127	1,718	938
Accounts payable – Klabin	-	740	1,392	1,527
Salaries and social fees	171	168	202	113
Recoverable taxes	564	85	246	124
Dividends payable	86	397	262	262
Other accounts payable	90	122	125	207
Current	**2,955**	**4,023**	**5,790**	**4,420**
Non current	**13,663**	**16,600**	**18,254**	**18,438**
Shareholder's Equity	**12,815**	**13,818**	**14,650**	**15,275**
Total liabilities	**29,433**	**34,440**	**38,693**	**38,133**

Source: Fibria's Financial Statements

Summary of historical financial statements

Fibria's operating revenue comes from sales of bleached eucalyptus pulp, both in Brazil and abroad. The sales in foreign markets represent 89.9% of total revenue. Net revenue presented to CAGR of 20.2% between 2014 and March 2018 (annualized), with a reduction observed in 2016. The volatility of international commodity prices as well as exchange rates directly affect the Company's revenue.

In 2016, the drop in net revenue of 4.6% was due to lower average net price in dollars. In 2017, it totaled R $ 12 billion, 22.1% more than in the previous year, due to the higher sales volume, with the start of Horizon 2 Project operations at the end of August 2017, and at a net average price, in dollar , 18.0% higher than the previous year.

The first quarter of 2018 showed a growth of 78.1% in relation to the first quarter of 2017 and a decrease of 8.7% compared to the fourth quarter of 2017. According to Management, despite solid demand, the quarter was affected by technical issues, unavailability of wood and freight. Additionally, the quarter had scheduled shutdowns for maintenance and inspection.

The gross margin presented an average of 51.9% and the EBITDA margin of 45.2% between 2014 and March 2018. Margins also showed volatility during the period. The operational costs presented in 2017 increased by 17.9% compared to 2016, due to the higher volume sold, including the pulp volume of the Horizon 2 project and the one-year volume of Klabin's contract, which was partially offset by the reduction in the cost of wood at the Aracruz plant and by the impact of the lower number of scheduled plant shutdowns in 2017 compared to 2016.

Comparing the first quarter of 2018 with the first quarter of 2017, the reduction of 6.0% in unit was due to the lower cost of wood, reduction of fixed costs and higher result of utilities (energy sales) as a result of the Horizon 2 operation.

Net non-financial working capital over net revenue averaged 32.6% between 2014 and 2017. The accounts considered in the Company's net working capital are: accounts receivable, inventories, other assets, recoverable taxes, supplier advances, accounts payable, wages and charges, taxes and charges payable and other payable accounts.

The Company's gross debt rose during the construction of Horizon 2 and was at the level of R $ 19 billion on the base date, of which approximately 58% is in dollars. The main funding lines are international bonds and CRAs (Agribusiness Receivables Certificates). Cash and cash equivalents totaled R $ 6 billion on the base date

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 21 of 46

July 5 10, 2018 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 22 of 46

July 10, 2018

5 Projected Financial Information

Net Revenue

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Net Revenue (R$ billions)


42.3%
-4.6%
22.1%
49.3%
-5.7%
4.4%
0.8%
1.5%
-2.3%
3.9%
3.9%
3.9%
3.9%
3.9%
7.1
10.1
9.6
11.7
13.8
3.7
16.5
17.3
17.4
17.7
17.2
17.9
18.6
19.3
20.1
20.9
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Net Revenue - historical
Net Revenue - projected
% growth

- Fibria's operating revenues are derived from sales of eucalyptus pulp, both in Brazil and from the international market. Operating revenue is comprised of sales from Fibria's own plants, sales of the Klabin plant, and revenues from the Portocel concession, which is a private terminal specializing in pulp shipment located in the municipality of Barra do Riacho, Espírito Santo.
- The projected net revenue shows a CAGR of 5.4% over the 10-year period, between 2017 and 2028, starting from a growth of 49.3% in 2018, when the Horizon 2 plant begins its operations and continues throughout the projected period, reaching 3.9% after 2024, when growth reflects only price increases accompanying projected Brazilian inflation
- Further details of the projection are illustrated on the next page, with the description of the main price and volume assumptions.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 23 of 46

July 10, 2018

5 Projected Financial Information

Revenue Premises- Volume

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Volume of Cellulose Sold (millions of tons)


5.3
5.1
0.5
5.0
0.9
5.3
0.7
5.1
1.4
0.9
7.0
0.9
7.0
0.7
7.0
0.5
7.0
7.0
7.0
7.0
7.0
7.0
7.0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Fibria historical
Fibria projected
Klabin historical
Klabin projected

- The volume of pulp sales in 2017 totaled 6.2 million tons, of which 324 thousand tons came from the start up of Horizonte 2 and 900 thousand tons from the contract with Klabin
  - Fibria has a long-term take-or-pay agreement with Klabin fro pulp, signed in May 2016, under differentiated conditions in terms of volume, exclusivity, guarantees and payment terms in up to 360 days. prices were practiced under market conditions. The agreement establishes a firm commitment of acquisition by Fibria of the minimum volume of 900 thousand tons per year for 4 years and 2 years of gradual reduction, with the volumes of the fifth year and sixth being equivalent to 75% and 50% of the initial volume. This agreement is established so that Fibria's EBITDA margin on this volume is approximately zero.
- In the first quarter of 2018 the volume sold was less than the fourth quarter of 2017 due to scheduled outages in the period. In this quarter, around 190 thousand tons from the Klabin plant were sold
- The projections consider the operation in full capacity of Horizonte 2 from 2019 and the volumes stated in the contracts with Klabin

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 24 of 46

July 10, 2018

5 Projected Financial Information

Revenue Premises- Prices

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Sales Price of Cellulose

	2016	2017	1Q18	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
List Price (US$/Ton)	627	751	899	914	786	804	827	845	862	879	897	915	933	952
Discount (%)	21%	22%	21%	21%	21%	21%	21%	21%	21%	21%	21%	21%	21%	21%
Sales Price (US$/Ton)	495	585	711	719	618	633	650	664	678	691	705	720	734	749
Average Exchange rate (US$/R$)	3.48	3.19	3.28	3.28	3.35	3.42	3.45	3.53	3.60	3.66	3.73	3.80	3.87	3.94
Sales Price (R$/Ton)	1,724	1,868	2,333	2,360	2,072	2,163	2,243	2,345	2,437	2,532	2,630	2,733	2,840	2,950

** The historical sales price in R$/ton is illustrative and represents the sales price in USD/ton converted to R$/ton using the average historical exchange rate.*

- The list price for pulp sales was based on FOEX Europe prices projected by market analysts up to 2022, weighted by Fibria's regional sales mix. Starting in 2023, the dollar list price was readjusted by the expectation of inflation rate North-American.
- On the list price, a discount of 21% was considered during the entire projective period, according to historically observed percentage.
- For conversion into Reais, the average exchange rate projected by the BACEN was used until 2022. From 2023 it was considered that the exchange rate would accompany the long-term inflation differential.
- Since the projected exchange rate significantly impacts the Company's results, we performed a sensitivity analysis for this variable. Please, refert to the Sensitivity Analysis section for more information.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 25 of 46

July 10, 2018

5 Projected Financial Information

Operational Costs and Gross Margin

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Operational Costs and Gross Margin (R$ billions)


47.8%
60.2%
46.5%
48.3%
57.8%
54.7%
54.9%
56.5%
58.4%
62.1%
62.1%
62.1%
62.2%
62.2%
62.2%
3.7
4.0
5.1
6.1
5.8
1.6
7.5
7.8
7.6
7.3
6.5
6.8
7.0
7.3
7.6
7.9
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Operational Costs - historical
Operational Costs - projected
% Gross Margin

Main premises:

- Fibria's operating costs are composed of cash costs and freight costs. The operating costs of Fibria and Klabin were analyzed separately.
- Fibria's cash cost represents an average of 69.4% of total projected operating costs. The cost composition is shown in the graph to the right.
- Freight cost was projected taking into account the average freight price in dollars observed until 2017, adjusted for the US inflation rate. There was a significant increase in these costs in 1Q18, according to the Administration, due to an organizational problem that resulted in a much higher contracting of freight at higher cost.
- The unit cost was projected based on the costs obtained in 1Q18, which already reflect the reductions referring to the start-up of Horizonte 2, they were also adjusted so that the costs incurred during this period are distributed in the annual cost. Additionally, this cost includes the Brazilian inflation rate.
- The gross margin averaged 59.8% during the projection period, from 57.8% in December 2018 to 62.2% in 2028.

Mix of Operational Costs (%)


0.9%
20.5%
9.2%
69.4%
Cash cost - Fibria
Frete cost- Fibria
Cash cost - Klabin
Frete cost - Klabin

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 26 of 46

July 10, 2018 5 Projected Financial Information Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Operational Expenses and EBITDA Margin 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Main premises: Mix of Operational Expenses (%) Fibria’s operating expenses consist of selling expenses; administrative; and other operating expenses. The most representative expense is the sales expense, which represents 55.9% of total projected operating expenses for the period. The breakdown of expenditures is shown in the chart to the side Operating expenses were projected according to their fixed and variable nature: employee benefits were considered as 100% fixed; third-party services and others, 50.0% fixed; selling expenses as 5.0% fixed; operating lease and insurance as 2.0% fixed; and, donations and sponsorships, taxes, fees and contributions, and participation as 100% variable. The fixed portion was readjusted in line with the Brazilian inflation rate, while the variable portion was projected to grow in line with net revenue. EBITDA margin averaged 54.7% during the projection period, from 53.1% in December 2018 to 57.5% in 2028. Operational Expenses and Margin EBITDA (R$ billions) Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 27 of 46

July 10, 2018 5 Projected Financial Information Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Depreciation and CAPEX 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial CAPEX (R$ billions) Main premises: Depreciation of property, plant and equipment and amortization of biological assets were projected based on the balances and useful lives of the existing assets at the base date of the valuation, based on the average rate of 5.1% pa. for fixed assets and 14.3% a.a. for the biological assets. The same average depreciation rate of the existingassets was used for the new investments. CAPEX was projected based on the reinvestment rate of 100.0% of depreciation of property, plant and equipment and amortization of biologicalassets. CAPEX for biological assets refers to the replanting of eucalyptus trees, after cutting, when they reach maturity of 7 years. The amortization rate for biological assets accompanies the expected 7 years for tree maturity. Depreciation (R$ billions) Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 28 of 46

July 10, 2018

5 Projected Financial Information
Income taxes

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Income taxes (R$ billions)


16.9%
19.6%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
34.0%
0.9
1.0
1.7
2.1
2.2
2.2
2.2
2.2
2.3
2.4
2.5
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Projected direct taxes
% effective tax rate

Main premises:

- The direct taxes were projected according to the current legislation, considering the Real Income approach, presenting the following rates of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL):
  - i. IRPJ: calculated according to the current Brazilian legislation (Law No. 9,430 of December 27, 1996), there is a 15.0% incidence on Earnings before Taxes and 10.0% on the portion of the excess income to R$ 240 thousand per year; and
  - ii. CSLL: calculated according to the current Brazilian legislation (Law no. 7,689, dated December 15, 1988), there is a 9.0% incidence on Earnings Before Taxes.
- At the base date, the Company had a balance of tax losses and negative CS base of approximately R$ 500 million, which were fully consumed in 2018.
- Additionally, the amortization of the goodwill generated on the purchase of Aracruz, occurs until 2019, reducing the effective rate in this period.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 29 of 46

July 10, 2018

5 Projected Financial Information
Working Capital

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Drivers of Working Capital

Accounts	Drivers		dec-16	dec-17	mar-18	Assump.
Accounts receivable	days	REV	23.8	36.6	30.8	31.2
Inventory	days	COGS	114.5	123.4	145.9	145.9
Other assets	%	REV	2.7%	2.6%	1.9%	1.9%
Recoverable taxes	%	REV	19.4%	18.2%	14.3%	14.4%
Advanceswith suppliers	days	REV	24.9	19.8	25.6	25.6
Applications						
Accounts payable – suppliers	days	COGS	78.8	101.9	52.9	62.3
Accounts payable – Klabin	days	COGS	51.8	82.6	86.0	n.a.
Salaries and social fees	%	REV	1.7%	1.7%	0.8%	0.8%
Recoverable taxes	%	REV	0.9%	2.1%	0.8%	0.8%
Other accounts payables	days	COGS	27.8	26.3	29.9	29.9
Resources						

*Rev: Net Revenue ; COGS: Cost of Goods Sold

Main premises:

- We analyzed the balance sheet accounts and classified the balances between operating and non-operating assets and liabilities;
- We calculated the projections of working capital projections for each item of operational assets and liabilities, and we adopted the indicators for March 2018, according to the nature of each account;
- The increase in working capital in 2023 is the result of the closure of the operations with Klabin, which have a high period in accounts payable;
- The Company's stabilized average working capital represents approximately 33.2% of net revenue.

Net Working Capital (R$ billions)



35.6%
26.7%
27.0%
27.4%
27.8%
35.9%
35.9%
35.9%
35.9%
35.9%
35.9%
4.9
4.4
4.7
4.8
4.9
6.2
6.4
6.7
6.9
7.2
7.5
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Net working capital
% ROL

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 30 of 46

July 10, 2018

5 Projected Financial Information
Cashflow, Perpetuity and Non-Operational Items

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial ...
6 Valuation
7 Exhibits
8 Appendix

Perpetuity

- Perpetuity estimates the value of cash flows after the explicit projection period. Given the expectation that the Company will have stable cash flows at the end of the explicit period, Gordon's methodology is reasonable for calculating perpetuity, based on the cash flow of the last explicit period, a long-term growth rate and a discount rate.
- For the calculation of the perpetuity value, the percentage growth (g) of 3.9% a.a. was considered, based on long-term inflation, calculated by the Central Bank. In this way real growth was considered zero after 2028.
- The percentage of 3.9% a.a. (g) was subtracted from the discount rate of 10.2%, to obtain the capitalization rate of 6.3%;
- The capitalization rate was used to estimate the perpetuity value, based on the constant growth model, as shown below

Present Value of the Perpetuity



Terminal Cash Flow
Cap. rate
Discount Factor in the last period
Cap. rate = Discount Rate – g

Non-Operational Assets and Liailities and Net Debt (R$ billions)

Non operational assets	
Financial Instruments	0.4
Related Parts	0.0
Judicial deposits	0.2
Deferred Taxes	0.5
Investments	0.2
Total	**1.3**

Non operational liability	
Dividends payable	0.3
Financial Instruments	0.3
Provision for Contingencies	0.1
Total	**0.7**

Net debt	
Cash and equivalents	2.9
Marketable securities	3.1
Loan Financing	(18.9)
Total	**(12.9)**

The values considered for the non operational items refer to the book value registered on the Company's balance sheet, as of the reference date.

It was not consider any non accounted asset or liability contingencies, insufficiencies, superveniences, or fair value of those items. If the fair value of the non operational items net of tributary effects were considered, the total non operational adjustments would result in a decrease of approximately R$ 780 millions.

Discounted Cash Flow (R$ billions)



2.7
3.7
2.4
2.1
2.0
1.3
1.9
1.9
1.8
1.7
1.6
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Discounted cash flow

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 31 of 46

July 6 10, 2018 Valuation Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 32 of 46

July 10, 2018 6 Valuation Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Discount Rate 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Relevered Beta 0.98 1 Market risk Premium 6.0% 2 Risk Free Rate (RF USA) CAPM 2.8% 3 CAPM 13.2% 67,3% (Ke) Country Risk – EMBI + 2.5% 4 WACC Specific Risk Premium 10.2% 0.0% 5 Inflation Differential 1.9% 6 Debt after taxes 32.7% Cost of Debt Debt before taxes 4.0% (Kd) %6.0 7 Notes: [1] Source: EY based on research using S&P Capital IQ [2] Source: EY LLP – market risk premium is based on expectations, historical information, and future market risk [3] Source: Based on the 20 year T-bills, from the Federal Reserve [4] Source: JP Morgan, data available via Ipeadata [5] Source: Duff & Phelps – size premium [6] Source: Central Bank of Brazil and Oxford Economics [7] Source: Average cost of debt divulged by Fibria on the base date Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 33 of 46

July 10, 2018 6 Valuation Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Estimation of Value – Base Scenario 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Compositionof Value- Base Scenario According to the assumptions described, the valuation Base Scenario (R$ millions) 10.0% 10.2% 10.5% results obtained are shown in the table opposite. Ó | Present value of cashflows 23,165 22,969 22,690 For the sensitivity analysis of the discount rate, we calculated the WACC at a value of 10.2%, within the Present value of the perpetuity 29,029 27,559 25,611 range of 10.0% to 10.5% . OperationalValue (EV) 52,193 50,528 48,301 Non-operationalassets and liabilites 516 516 516 Net Debt (12,972) (12,972) (12,972) Valueof total capital 39,782 38,116 35,889 Premiumover MarketCap – base date 10.6% 6.0% -0.2% Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 34 of 46

July 10, 2018 6 Valuation Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Estimation of Value – Sensibility Analysis 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Composition of Value—Sensibility of the projectedExchange rate In order to measure the effect of exchange rate variation Compositionof value(R$ millions) +1% Base -1% on the Company’s value, we calculated the sensibility by varyingthe projected exchangerate by +1% and -1%. Ó | Present value of cashflows 23,589 22,961 22,349 The obtained results are presented on the right, considering a 10.2% WACC discount rate. Present value of perpetuity 28,301 27,566 26,817 OperationalValue(EV) 51,889 50,528 49,166 Non-operationalassets and liabilites 516 516 516 Net debt (12,972) (12,972) (12,972) Total valueof capital 39,478 37,413 36,754 Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 35 of 46

July 10, 2018 6 Valuation Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Estimation of Value – Analysis of Prices 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Composition of Value—Sensibility of the projectedprices of cellulose In order to measure the effect of cellulose price variation Compositionof value(R$ millions) +1% Base -1% on the Company’s value, we calculated the sensibility by varying the projected cellulose price in Reais by +1% and Ó | Present value of cashflows 23,646 22,961 22,276 -1%. The obtained results are presented on the right, Present value of perpetuity 28,381 27,566 26,751 considering a 10.2% WACC discount rate. OperationalValue(EV) 52,028 50,528 49,027 Non-operationalassets and liabilites 516 516 516 Net debt (12,927) (12,927) (12,927) Total valueof capital 39,616 38,116 36,616 Source: EY Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 36 of 46

July 10, 2018 6 Valuation Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Estimation of Value– Market Capitalization 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information The graph above shows the evolution of the market value of the total capital of Fibria (MarketCap) between January 1, 2017 and June 13, 2018. The mainhighlightsare: • Value on the base date: R$ 35.97 billions; • Minimumvalue(1): low quotationin the period: R$ 13.90 billions • Maximumvalue(1): high quotationin the period: R$ 41.49 billion • Minimumvalue(2): low quotationbetween the base date and 6 previousmonths: R$ 23.70 billions • Maximumvalue(2): high quotationbetween the base date and 6 previousmonths: R$ 39.69 billion Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 37 of 46

July 7 10, 2018 Exhibits Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 38 of 46

July 10, 2018 7 Exhibits Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Income Statement 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 39 of 46

July 10, 2018 7 Exhibits Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Discounted Cash flow 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 40 of 46

July 10, 2018 7 Exhibits Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Discount Rate 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 41 of 46

July 10, 2018 7 Exhibits Dashboard 6 Valuation 1 Executive Summary 7 Exhibits Macroeconomic Premises 2 Macroeconomic Analysis 8 Appendix 3 Sector Analysis 4 The Company and the 5 Projected Financial Information Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 42 of 46

July 8 10, 2018 Appendix Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 43 of 46

July 10, 2018

8 Appendix
Declaration of General Limitations

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

1. Our presentation is based on information and dates of administration of the Company. According to the professional practices, an analysis is derived from the application of the Income Approach using a Discounted Cash Flow methodology.

2. To achieve the work of Economic Evaluation, on March 31, 2018. The performance indicators are appraised and updated as of March 31, 2018.), as well as projections of future events.

3. The reports were published by professionals of the EY with information by the Administration, as well as by external sources, when indicated.

4. The team of team professionals may have a financial interest in Fibria and Suzano, thus characterizing their independence. The estimated fees for the execution of this work were not based and have not had any relation with the results reported here.

5. This work was developed based on information published by the Company, complemented by non-passive information. This information has been stored true since it is not part of the scope of any type of audit procedure. Because there were no audit parameters, EY is no longer able to assume the role according to historical information.

6. The projections are based on the information extracted from the communications offered by the Administration, the public sessions on the sector and the sessions in meetings and discussions with the Company.

7. It was part of our work to obtain information with Fibria and with Suzano that we believe to be reliable, being the responsibility for its veracity exclusively of the management of the companies.

8. No investigations have been carried out on Fibria's title deeds, nor any verification of the existence of liens or encumbrances;

9. EY has no responsibility to update this report for events and circumstances that occur after the base date.

10. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this evaluation any contingencies that are not registered by Fibria at the base date.

11. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis.

12. The value per quota was not calculated, nor was any control premium considered in the evaluation. Therefore, it was considered that Fibria's fair value estimate represents 100% of its shares.

13. We have not had the opportunity to expose Fibria's business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate.

14. Fibria's fair value expectation / estimate contained in this report was calculated based on the methodology of the CDF which does not necessarily reflect its possible trading price. It is worth mentioning that the methodology of the CDF has some limitations, as mentioned in this report.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 44 of 46

July 10, 2018

8 Appendix
Declaration of General Limitations

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Projected Financial Information
6 Valuation
7 Exhibits
8 Appendix

15. This report has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY shall not assume any responsibility for any third party nor shall the report be used outside the stated purpose.

16. Some historical financial information used in our valuation was derived from Fibria's audited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness.

17. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of Suzano. We understand that Suzano assumes responsibility for any accounting or tax matters related to the Transaction, and for the final use of our Report.

18. Any user of this report must be aware of the conditions that guided this work, as well as the market and economic situations of Brazil, at the base date of the evaluation.

19. According to our contract, before the report is issued in final version, Suzano send us a letter of representation signed, confirming to be in agreement with the EY to the principal assumptions used in the analysis of the assessment of Fibria and not have knowledge of any relevant information that could change our conclusions.

20. Our evaluation is based on elements that are reasonably expected, so it does not take into account possible extraordinary and unforeseeable events (new regulations for companies, changes in tax legislation, natural disasters, political and social events, nationalizations, among others).

21. Our assessment was based on best available information and estimates. However, since any projection encompasses risks and uncertainties, actual results may differ from projections.

22. Factors that may result in differences between projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment, and modeling differences. The CDF method does not anticipate changes in the external and internal environments in which the company is inserted, except those pointed out in this report.

Suzano Papel e Celulose S.A.: Financial Economic Valuation of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 45 of 46

EY | Audit | Tax| CorporateTransactions | Consulting AboutEY EYis a global leader in Audit, Tax, Corporate Transactions and Consulting services. Our insights and the quality services we provide help build confidence in the capital markets and economies around the world. We develop exceptional leaders who work in teams to fulfill our commitments to all stakeholders. With this, we play a key role in building a better business world for our people, our customers and our communities. EY refers to the global organization and may also refer to one or more member firms of Ernst & Young Global Limited (EYG), each of which is an independent legal entity. Ernst & Young Global Limited, a privately held company incorporated in the United Kingdom and limited by guarantee, does not provide services to customers. For more information about our organization, visit ey.com. © 2018 EYGM Limited. All rights reserved. www.ey.com.br

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Eucalipto Holding S.A.

Valuation report on the net book value

based on the accounting books

at March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Valuation report on the net book value

based on the accounting books

To Shareholders and Managers

Eucalipto Holding S.A.

Qualification of the audit firm

1

PricewaterhouseCoopers Auditores Independentes, professional partnership established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no 1400, 9[o], 10[o], 13[o], 14[o], 15[o], 16[o] e 17[o] andares, Torre Torino, Água Branca, inscribed in the corporate taxpayers register under no 61.562.112/0001-20, originally registered with the São Paulo State Regional Accounting Board under no 2SP000160/O-5, with its Bylaws filed with the 4th Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, on September 17, 1956, and subsequent amendments thereto filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, the latest amendment of which, dated February 8, 2017, filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, under microfilm 139,087, on February 15, 2017, represented by its undersigned partner, Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card (RG) M.1.523.766 , inscribed in the individual taxpayers register (CPF) under no 530.920.666-34 and with the São Paulo State Regional Accounting Board under no 1SP188352/O-5, resident and domiciled in the State of São Paulo, with office at the same address of the represented company, which is appointed expert by the management of Eucalipto Holding S.A. to proceed with the valuation of the net book value of Eucalipto Holding S.A. (“Company”) at March 31, 2018, as summarized in Appendix I, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works.

Objective of the valuation

2

The purpose of the valuation of the net book value as of March 31, 2018 of Eucalipto Holding S.A. is the merger of such Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of the Voting Commitment and Assumption of Obligations, as described in Appendix II to this valuation report.

Management’s responsibility for the accounting information

3

The Company’s management is responsible for the bookkeeping and the preparation of accounting information in accordance with the accounting practices adopted in Brazil, and for the material internal controls it deemed necessary for the preparation of such accounting information free of material misstatements, whether caused by fraud or error. The main accounting practices adopted by the Company are summarized in Appendix II to this valuation report.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

2 of 8

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Scope of the works and responsibility

of the independent auditor

4

Our responsibility is to issue an opinion on the net book value of the Company at March 31, 2018, based on the work performed in accordance with Technical Notice 03/2014 (R1), issued by the Brazilian Instituteof Independent Auditors (IBRACON) and approved by the Federal Accounting Board throughCTA 20/2014 (R1), which provides for the application of audit procedures to the balance sheet. Therefore, our examination of the Company’s balance sheet was conducted in accordance with Brazilian and international audit standards, which demand compliance with ethical requirements by the auditors and that the audit be planned and executed with the objective of obtaining reasonable assurance that the net book value assessed in our valuation report is free of material misstatements.

5

An audit process involves selected procedures to obtain evidence of the assessed amounts. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatements in the net book value, whether caused by fraud or error. In such risk assessment, the auditor considers the internal controls material for the preparation of the Company’s balance sheet in planning the audit procedures deemed appropriate in the circumstances, but not for the purposes of rendering an opinion on the effectiveness of such internal controls of the Company. We also assess the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusion

6

Based on our work, we concluded that the amount of R$ 200.00, as per the balance sheet of March 31, 2018, recorded on the accounting books and summarized in Appendix I, represents, in all material aspects, the net book value of Eucalipto Holding S.A., assessed in accordance with the accounting practices adopted in Brazil.

Emphasis of matter

7

As described in Note 1 of Appendix II to this valuation report, the merger of Eucalipto Holding S.A. into Suzano is part of the corporate restructuring process in the context of the business combination described therein, which is subject to certain conditions.

São Paulo, July 10, 2018

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

/s/ Tadeu Cendón Ferreira

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

3 of 8

Attachment I to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Synthetic balance sheet

At March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Assets	Brazilian real	Liabilities and equity	Brazilian real
Current assets
Cash and cash equivalents	200
		Total equity	200

Total assets	200	Total liabilities and equity	200

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

4 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

1	Basis for preparation of the balance sheet and summary of the main accounting policies

The balance sheet of March 31, 2018 was prepared for the assessment of the net book value of Eucalipto Holding S.A. (“Company”), in the context of the merger of the Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of Voting Commitment and Assumption of Obligations, as described below.

The balance sheet of March 31, 2018 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

(a)	Corporate events

Voting Commitment and Assumption of Obligations

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A.—BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the aforementioned business combination, as part of the corporate restructuring, which includes its merger into Suzano Papel e Celulose S.A., as described in Note 2.

The shareholders of Fibria holding American Depositary Receipts (“ADRs”) will be entitled to receive ADRs in Suzano, observing the same exchange ratio. To do so, Suzano will adopt measures to obtain (i) the registry of the transaction (or the exemption thereof, as applicable) with the U.S. Securities and Exchange Commission; and (ii) the listing of the ADRs of Suzano in the same listing segment of the New York Stock Exchange where the ADRs of Fibria currently are listed.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

5 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Once the transaction is consummated, the shares and the ADRs issued by Fibria will no longer be traded on the B3 S.A. and on the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, in the event that any restrictions imposed by the antitrust authorities of Brazil and/or other countries are excessively burdensome, Suzano may opt not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may involve certain other conditions of non-consummation of the transaction, as expressly provided for in the Voting Commitment.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The consummation date of the transaction will correspond to the 45th day as from publication of the corresponding notice to the market indicating that the conditions precedent have been fulfilled.

(b)	Main accounting policies

The main accounting policies applied while preparing the balance sheet are presented below.

Cash and cash equivalents

Cash and cash equivalents encompass balances in cash and banks and financial investments that mature within less than 90 days from the date of the transaction, and which are subject to insignificant risk of having their values changed.

2	Merger of Eucalipto Holding—unaudited

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the business combination described on Note 1, especially the corporate restructuring. As such, the merger of the Company by Suzano is expected to take place after certain transactions. The following table describes the pro forma accounting balance sheet, as per the pro forma individual balance sheet of Eucalipto Holding S.A. and corresponding limited assurance report of the independent auditor, issued on July 10, 2018, that would be submitted for the merger into Suzano, considering that the condition precedent of the business combination had been fulfilled on March 31, 2018.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

6 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Balance sheet - pro forma

(R$ thousands) - Unaudited

	Accounting balance - March 31, 2018 (1)	Capital contribution (2)	Merger of Fibria shares (3)	Redemption of preferred shares (4)	Pro forma balance - March 31, 2018 (5)
Assets
Current assets
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current assets
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Description of balances/adjustments:

(1)	Net book value of Eucalipto Holding S.A. as of March 31, 2018, as described in Appendix I to the valuation report.
(2)	Suzano contributes R$ 29,043,056 thousand in cash to the Company upon subscription to new Common Shares in the Company.
(3)

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, in the aggregate amount of R$ 29,043,056 thousand and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800 thousand. This consideration from Suzano will be paid through its subsidiary Eucalipto Holding S.A. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

(4)

The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

(5)

By the end of stages 2 to 4 described above, the net book value of Eucalipto Holding S.A. will be affected by these transactions. At this point, the Company is merged into Suzano, with its consequent dissolution; Fibria’s shareholders will receive, in substitution of their common shares issued by the Company, the new shares of Suzano, consequently migrating to the shareholder base of Suzano.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

7 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

The above final pro forma balance represents the net book value of the Company, to be merged into Suzano, if the condition precedent of the business combination, as described in Note 1, had been fulfilled on March 31, 2018. The actual amounts of the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the number and fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

*            *             *

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

8 of 8

ANNEX 4.7

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

Suzano Papel e Celulose S.A. Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 10 July 2018

Ernst & Young Assessoria Empresarial Ltda. Av. Presidente Juscelino Kubitschek, 1909 Torre Norte—10º andar 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 www.ey.com.br Suzano Papel e Celulose S.A. A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355—8 andar São Paulo – SP, Brazil July 10, 2018 01452-919 Valuation of Shareholder’s Equity at Market Prices of Suzano Papel e Celulose S.A. As requested, Ernst & Young Assessoria Empresarial Ltda. (“EY”) presents the appraisal report of the Shareholders’ Equity at market prices of Suzano Papel e Celulose SA (“Suzano” or “Company”), as of March 31, 2018 (the “base date”), . We understand that Suzano will use this report only as a basis for calculating the replacement ratio of the shares of Eucalipto Holding SA (“Eucalipto”) for Suzano shares, as provided for in article 264 of Law 6,404 / 76, (“S. As. “), In the context of the transaction (“ Transaction “) of the combination of the operations of Suzano and Fibria Celulose SA (“ Fibria “). Eucalipto is a subsidiary of Suzano, which at the base date had only the cash assets in the amount of R $ 200.00 (two hundred Reais), which will be used in the corporate reorganization to enable the Transaction. As part of the Transaction, Eucalipto will incorporate all of Fibria’s shares and will subsequently be merged into Suzano, with its consequent extinction. In this context, our estimate of value should not be considered as an investment advice or recommendation or any transaction involving the Company’s capital, fairness, or used for financing / raising funds, as well as any other purpose except as described above . This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions that involved calculating the estimate of Shareholders’ Equity at Suzano’s market prices. We emphasize that we did not investigate independently, nor was any audit process applied to the information provided by Suzano, notably the Balance Sheet of the base date. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Fibria and Suzano is not permitted. In this way, it should be noted that for this exercise, public information, made available on the Suzano website, was taken into account, complemented by some specific data shared by Suzano’s management (“Administration”), limited to non-competitive information. We assume that the management of Suzano consistently analyzed the factors presented herein, and did not omit any relevant information, which could significantly impact the results of our work. Thank you for the opportunity to collaborate with Suzano. If you have any questions or require additional information, please contact Ms. Andrea Fuga or Ms. Roberta Tedesco at +55 (11) 2573 5639. Regards, ________________________ ___ Andrea Fuga Roberta Tedesco Partner of Valuation Executive Director of Valuation pel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 2 of 59

10 July 2018 Dashboard Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Table of Contents 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Dashboard Executive Macroeconomic Sector Analysis Summary Analysis 1 2 3 Page 4 Page 5 Page 8 Page 10 The Company Valuation of Exhibits Appendix and the ... Shareholder ... 4 5 6 7 Page 16 Page 21 Page 30 Page 39 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 3 of 59

10 July 2018 Dashboard Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Highlights 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Main Assets and Liabilities at Market Value R$ 12.5 bi R$ 3.8 bi R$ 16.2 bi Equity book value Adjustments Equity at market prices R$ 16.4 bi R$ 6.0 bi R$ 22.4 bi Fixed assets book value Adjustments Fixed assets fair value R$ 12.6 R$ 1.2 bi R$ 13.8 bi Loans and financing Adjustments Loans and financing fair value R$ 3.4 bi—R$ 3.4 bi Cash and financial applications Adjustments Cash and financial applications fair value R$ 4.6 bi—R$ 4.6 bi Biological assets Adjustments Biological assets fair value R$ 3.7 bi R$ 0.3 bi R$ 4.0 bi Accounts receivable and inventory Adjustments Accounts receivable and inventory fair value R$ 1.9 bi (R$ 0.8) bi R$ 1.0 bi Net deferred taxes Adjustments Deferred taxes fair value Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 4 of 59

1 Executive Summary Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 5 of 59

10 July 2018 1 Executive Summary Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Executive Summary 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Objective Scope of Work General Assumptions â–º Suzano is the second largest global â–º Discussions with Suzano executives and â–º The value of Shareholders’ Equity at Market producer of eucalyptus pulp and the largest employees; Prices is defined by CVM Instruction 436 as producer of domestic paper in Latin the amount calculated based on the sale or America. â–º Obtaining Suzano’s historical accounting, settlement of the assets and separately operating and financial data; payable under the following conditions: â–º Fibria is a Brazilian company, the world leader in the production of bleached â–º Analysis of the market in which the a) the market value must correspond to the eucalyptus pulp. With a production Company is inserted; value expressed in cash or equivalent by capacity of 7.3 million tons per year, the â–º Individual valuation of relevant assets which the property (or any other asset or company exports pulp to more than 35 and liabilities, recorded in the Company’s liability) could be exchanged between a countries. equity position on the base date, at prone buyer and a prone seller, with market value, according to the reasonable knowledge of both and no â–º In March 2018, Suzano and Fibria methodologies described in this report. compulsion to buy or sell by one or both; announced the combination of their and business, through which Fibria will become It should be noted that this work does not a wholly-owned subsidiary of Suzano. contemplate changes in the external or b) the value of the assets shall be valued by internal environments in which Suzano reference to market prices under orderly â–º The objective of this work is to evaluate operates, besides those to be explained in settlement conditions or “cash Suzano’s Shareholders’ Equity at the base this report. equivalents”, ie, no account shall be date of March 31, 2018, in order to base taken of the winding-up amount under the calculation of the replacement ratio of forced sales conditions at any cost. “ Fibria’s shares for Suzano shares, as provided for in article 264 of the Brazilian â–º The Balance Sheet used was the Corporate Law Consolidated version, dated March 31, 2018, as published in the ITR (Quarterly Information) of the Company. â–º Base date: March 31, 2018 â–º Currency: Reais (BRL) in nominal terms â–º Relevance: Only items representing more than 1% of total asset value were adjusted. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 6 of 59

10 July 2018 1 Executive Summary Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Estimation of Value 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Equity Before and After Adjustments (R$ millions) Composition of Adjustments (R$ millions) (=) Equity Book Value 12,458 (+) Credit Adjustment to Equity 6,067 (-) Debit Adjustment to Equity (344) (+/-) IR/CS Adjustments (1,946) (=) Market Value of Equity 16,235 Source: EY Conclusion Based on the information received and the work performed, our valuation resulted in an estimate of Suzano’s Shareholder Equity at market prices of approximately BRL 16,235 million, as of the base date of March 31, 2018. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 7 of 59

10 2 July 2018 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 8 of 59

10 July 2018

2 Macroeconomic Analysis
Macroeconomic Analysis

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

IPCA Historic and Projected


10.7%
6.4%
6.3%
2.9%
3.6%
4.1% 4.0% 4.0% 3.9% 3.9% 3.9% 3.9% 3.9% 3.9% 3.9%
2014
2015
2016
2017
2018(P)
2019(P)
2020(P)
2021(P)
2022(P)
2023(P)
2024(P)
2025(P)
2026(P)
2027(P)
2028(P)

Source: Central Bank of Brazil

Exchange Rate Historic and Projected


2014 2015 2016 2017 1Q18 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Projetado na data-base (Cenário base)
Projetado em 08/06/2018 (sensibilidade)

Source: Banco Central do Brazil

Macroeconomic analysis

The analysis below refers to the expectations in force on the base date, according to information published by the Focus Bulletin of BACEN, Getúlio Vargas Foundation (FGV), Oxford Economics and JP Morgan.

Brazilian Economy

Economic activity

According to the expectations provided by the Bank on March 30, 2018, GDP grew by 1.0% in 2017 and is expected to be 2.8% in 2018. Real long-term GDP growth was expected to be 2.7% aa this same date.

Inflation

The official inflation index, IPCA, closed the year of 2017 at 2.9%. According to the market expectations presented by the Bank at the base date, the IPCA should reach 3.6% in 2018 and 4.1% in 2019. The expected stabilization in the medium and long term was 3.9% pa

The General Price Index of the Market (IGP-M), calculated by FGV, closed the year of 2017 by -0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019.

Interest Rates

The Monetary Policy Committee (Copom) took into consideration the macroeconomic situation, the outlook for Brazilian inflation and the balance of risks, and decided to lower the Selic rate from 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 provides a gap for the reduction of the level of the basic interest rate, which may allow greater investments by companies. (Copom meeting of March 21, 2018). For the coming years the Selic is expected to stabilize at a level of approximately 8% a.a.

Exchange rate BRL / USD

The exchange rate closed the month of December 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 BRL / USD for 2018 and 3.35 for 2019. However, in May and June 2018, due to the increase in political instability in the country, the projections were changed to 3.63 BRL / USD in 2018 and 3.45 in 2019.

Risk-Brazil

The index shows the daily performance gap of US and emerging-market debt securities and is an indicator of the financial health of the country in question. The index ended March at 239 basis points, indicating a difference of 2.39pp. between the performance of Brazilian securities and US securities. The average for the month was 244 basis points.

American Economy

Inflation

The US inflation index grew in 2017 to 2.1%, as well as the expectation for 2018 of 2.5%. The long-term expectation in force at the base date was 1.9% pa

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 9 of 59

3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 10 of 59

10 July 2018

3 Sector Analysis

Global Cellulose and Pulp Market

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world's stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered.
- The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry.
- Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period.
- Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry's slight cost curve and market prices close to producers' costs.

The 10 largest producers of cellulose in 2016 (millions of tons)



United States
48.5
Brazil
18.8
Canada
17.0
China
16.8
Switzerland
11.1
Finland
10.3
Japan
8.7
Russia
8.0
Indonesia
6.8
Chile
5.1

Productivity of the forests by country (m³/ha/year)



Canada
5
3
Baltic countries
6
5
Scandanavia
6
5
Russia
6
5
US
10
13
Mozambique
25
11
China
28
21
Brazil
36
31
Productivity Eucalyptus m³/ha/ano
Productivity Pine m³/ha/ano

Source: EMIS, Bloomberg, Parllaxis

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 11 of 59

10 July 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

3 Sector Analysis
Cellulose in Brazil

Area of forests planted in Brazil (thousands of hectors)



7,847
8,024
8,249
8,473
8,697
8,922
9,146
5,674
5,792
5,954
6,116
6,277
6,439
6,601
1,584
589
1,544
688
1,508
787
1,473
885
1,437
983
1,401
1,082
1,365
1,180
2016
2017
2018
2019
2020
2021
2022
Eucalyptus
Pine
Other trees
Total

Source: Parallaxis, EMIS, FSC (Forest Stewardship Council)

- In Brazil, the two main sources of wood used for pulp production are pine and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered.
- There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp.
- In 2017, Brazil had the 7th largest area of planted forests certified, covering 6.4 million hectares. In order to promote economic activities and guarantee supplies to local industries, in July 2017, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, offering a concession of 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil's competitiveness in this sector is explained, among others, by natural factors such as abundance of land and favorable climatic conditions / soil for planting eucalyptus trees (72.3% of the total area planted).
- The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 12 of 59

10 July 2018

3 Sector Analysis
Cellulose in Brazil

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

- The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%) and Bahia (10.8% %). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively.
- Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus.

Area of eucalyptus (%)


PA
2.4%
MA
2.9%
MT
3.3%
BA
10.8%
MG
24.5%
ES
4.1%
MS
15.5%
SP
16.7%
PR
5.2%
RS
5.4%
Outros - 9.2%

Area of pine (%)


BA
0.2%
GO
0.5%
MG
2.3%
ES
0.2%
MS
0.4%
SP
7.8%
PR
42.5%
SC
34.5%
RS
11.7%
Outros - 0%

Source: EMIS, Parallaxis

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 13 of 59

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Cellulose in Brazil 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Production of cellulose in Brazil ( thousands of tons) â–º Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%, the highest annual growth comparing only the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, the growth was 61.9%, with output jumping from 12.0 to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, up 13.0% on the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantation in the product mix of the companies. â–º In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million tons to 13.9 million tons. The value of exports increased even more significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this movement were the prices practiced in the international market combined with the devaluation of Real, which positively influenced the Source: Parallaxis competitiveness of the Brazilian product. The growth in Chinese and US demand for Brazilian pulp also ensured maintenance levels of Brazilian Projection of exportation of cellulose (US$ millions) exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%. Source: EMIS Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 14 of 59

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Cellulose in Brazil 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder â–º Exports of pulp are projected to increase at a CAGR of 3.4% between Projection of importation of cellulose in Brazil (US$ millions) 2017 and 2022, reaching US $ 7.5 billion. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and the start-up of new plants, especially in China. â–º Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during this period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value products aggregate. â–º Domestic pulp consumption in 2017 grew 1.6% from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic Source: EMIS demand corresponds to 33.0% of production, with 94.0% coming from Brazil domestic production and only 6.0% from other countries. Apparent consumption of cellulose in (thousands of tons) Source: Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 15 of 59

4 The Company and the Transaction Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 16 of 59

10 July 2018

4 The Company and the Transaction
General Vision of the Company

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Suzano

- Founded 94 years ago by a Ukrainian immigrant named Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication.
- Suzano is a forest-based company, the world's second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará (Belém) and one in Ceará (Fortaleza).
- The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas.
- Suzano has also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin petroleum products in high value-added applications) and tissue (production of paper for sanitary purposes).


Leon Feffer starts operations in the commercial paper industry
1921
In São Paulo, the first factory starts operating
1941
The first company in the sector to go public
1980
Inauguration of commercial offices in USA, Switzerland and China
2006/2007
Suzano diversifies operation: Biotechnology, Fluff, Tissue and Lignin
2015
1924
Registration approved by the Board of Trade.
1964
Suzano makes their first exportation od Cellulose to Argentina
1992
Industrial Unit in Mucuri, Bahia, begins operations
2014
Inauguration of a new plant in Imperatriz, Maranhão

Source: Site Suzano

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 17 of 59

10 July 2018 4 The Company and the Transaction Dashboard 6 Exhibits 1 Executive Summary 7 Appendix General Vision of the Company 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Suzano Global Presence: â–º Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 18 of 59

10 July 2018

4 The Company and the Transaction

General Vision of the Company

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Fibria

- Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., and was then consolidated and formalized as a company on September 1, 2009.
- The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered.
- Fibria's production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning.

Global Presence:



Source: Site Fibria

Timeline:

2009 Fibria was created as a result of the acquisition of Aracruz by Vototantim Celulose e Papel. Start of operations in Horizonte 1

2010 Fibria enters the New Market of BM&F Bovespa (actual B3)

2012 Fibria affirms their strategy with the Canadian company Ensyn

2015 Approval of the expansion project Horizonte 2, in Três Lagoras - MS

2017 Fibria iniciates operations for the project Horizonte 2

2018 Suzano announces corporate reorganization with Fibria

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 19 of 59

10 July 2018

4 The Company and the Transaction
Transaction Description

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

The Transaction

- On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders' equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million of new common shares issued by Suzano, to be adjusted as provided for in the same Protocol.
- The resulting company will have 37,000 employees (direct and third party), with assets in Brazil and abroad. In total there will be 11 industrial units, reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018.
- Controllers of the two companies defined that Fibria's shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, it will receive 0.4611 Suzano common stock, adjusted according to transaction documents.
- After the conclusion of the operation, which will only happen after the approval of the Shareholders' Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil.

New shareholder composition:


Suzano Papel e Celulose (46.4%)
BNDESPar (11.1%)
Votorantim (5.6%)
Other Shareholders (36.9%)
Suzano Papel e Celulose S.A. (100%)
Fibria Celulose S.A

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 20 of 59

5 Valuation of Shareholder Equity at Market Prices Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 21 of 59

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Assets 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main Assumptions: â–º [a] Cash and cash equivalents: cash or cash equivalents, represented by national currencies and includes balances of accounts invested abroad. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, cash and cash equivalents are considered financial instruments and are presented in the balance sheet at their fair value. â–º [b] Financial Investments: consists of investments in Investment Funds that allocate resources in fixed income instruments, diversified between securities of private institutions and public securities. And Bank Deposit Certificates. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, Financial Investments are considered financial instruments and are presented in the balance sheet at their fair value. â–º [c] Accounts receivable: consists of customers in the country, overseas customers, related parties and PDD. ï¶ Adjustment criteria: There were no adjustments made to the account. Due to the adoption of IFRS 9, the Company disclosed the fair value of Accounts Receivable in note, which shows that the value of the amortized cost (accounting) is equal to the estimated fair value. â–º [d] Inventory: consists of finished products, products in preparation, raw materials, warehouse, advance to suppliers. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 22 of 59

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Assets 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main Assumptions: ï¶ The adjustment to market prices of inventories considered only the adjustment of the finished products, since they represented 47% of the book value, and that the other relevant account, raw materials (31% of book value) is already measured at fair value in the cutting time. ï¶ The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. Inventory turnover was estimated based on the days of the finished product stock in relation to operating costs on the base date. For more details see Annex 2. â–º [e] Recoverable Taxes: are composed of IRPJ and CSLL of prepayments and withholding taxes, PIS / COFINS on acquisition of fixed assets, PIS / COFINS on other operations, ICMS on acquisition of fixed assets, ICMS on other operations, Other taxes and contributions and Provision for ICMS credit discount. ï¶ Adjustment criteria: the expected amount of taxes recoverable for the next 4 years was brought to present value, according to the schedule estimated by the Administration and by the average Selic rate expected for the same period. For more details see Annex 3. â–º [f] Unrealized gains on derivative transactions: instruments contracted with hedge strategy. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, derivative financial instruments are considered financial instruments and are presented in the balance sheet as fair value. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 23 of 59

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Assets 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main Assumptions: â–º g] Other accounts receivable: these are composed of other operating assets. ï¶ Adjustment criteria: there were no adjustments made to the account, since 82% of the assets that make up the account are expected to be realized in the short term. â–º [h] Advance to suppliers: it is constituted by the development program, whose objective is to develop the regions where Suzano operates. ï¶ Adjustment criteria: the balance of the account was not updated, due to its low representation (1.0%) against total assets. â–º [i] Non-current Assets Held for Sale: consists of carts and commercial real estate. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.04%) in relation to total assets. â–º [j] Deferred Taxes: are composed of tax loss; negative basis and social contribution; operating provisions and for miscellaneous losses; exchange rate variation by cash basis; provisions for contingencies; losses with derivatives; and other temporary differences. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.01%) in relation to total assets; â–º [k] Judicial deposits: Judicial deposits in guarantee of taxes and contributions sub judice. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.4%) in relation to total assets and due to the fact that, in the majority, these deposits are adjusted by the CDI. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 24 of 59

10 July 2018

5 Valuation of Shareholder Equity at Market Prices

Assets

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Assets (R$ millions)

Ativo	Book Value	% of Assets	Adjustments	Fair Value
[a] Cash and cash equivalents	2,000	6.7%	-	2,000
[b] Financial applications	1,392	4.6%	-	1,392
[c] Accounts receivable with clients	2,389	7.9%	-	2,389
[d] Inventory	1,321	4.4%	313	1,635
[e] Recoverable taxes	583	1.9%	(39)	545
[f] Non-realized gains with derivatives	161	0.5%	-	161
[g] Other accounts receivable	355	1.2%	-	355
[h] Advances to suppliers	306	1.0%	-	306
[i] Non-current assets for sale	11	0.0%	-	11
[j] Deferred taxes	3	0.0%	-	3
[k] Judicial deposits	116	0.4%	-	116
[l] Credit receivables	61	0.2%	-	61
[m] Biological assets	4,579	15.22%	-	4,579
[n] Investments	7	0.0%	-	7
[o] Fixed assets	16,416	54.6%	6,031	22,447
[p] Intangibles	375	1.2%	(239)	136
Total Assts	30,076	100.0%	6,067	36,143

Main Assumptions:

- **[l] Receivables:** are credits arising from the Company's legal win against the State.
  - Adjustment criteria: the balance of the account was not updated, due to its low representation (0.2%) in relation to total assets.
- **[m] Biological assets**: these are substantially composed of reforestation eucalyptus forests used to supply wood to pulp and paper mills.
  - Adjustment criteria: There were no adjustments made to the account. In accordance with IAS 41, the biological assets presented in the balance sheet are measured at fair value.
- **[n] Investments**: consists of subsidiaries and joint operations.
  - Adjustment criteria: the account balance was not updated due to its low representation (0.02%) in relation to total assets.
- **[o] Fixed assets**: consists of land and farms; buildings; machines and equipment; Construction in progress; and other assets.
  - Adjustment criteria: the fair value of these assets was estimated through a specific evaluation. The list of assets evaluated, methodologies and results are presented in Annex 5.
- **[p] Intangible assets:** consists of the goodwill Vale Florestar, Paineiras Logísticas and Facepa; brands and patents; softwares; and research and development agreement.
  - Criterion: the total amount of goodwill was written off because they did not individually have market value. The other values, because of low relevance, were not adjusted. For more details, see Annex 4.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 25 of 59

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Liabilities 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Liabilities (R$ millions) Main Assumptions: â–º [q] Social and labor obligations: consists of accounts payable and provisions for 13th salary, vacation and other items. ï¶ Adjustment criteria: the balance of the account was not updated, due to its low representativeness (0.5%) in relation to total liabilities and the short term of realization of the items. â–º [r] Suppliers: consists of accounts payable in local currency and accounts payable in foreign currency. ï¶ Adjustment criteria: There were no adjustments made to the account. Due to the adoption of IFRS 9, the Company disclosed the fair value of Suppliers in note, where it shows that the value of the amortized cost (accounting) is equal to the estimated fair value. â–º [s] Tax Obligations: consists of taxes payable. ï¶ Adjustment criteria: the account balance was not updated, due to its low representation (0.6%) against total liabilities. â–º [t] Loans and financing: these are composed of loans made in national and foreign currency with BNDES, FNE-BNB, FINEP, and others. ï¶ Adjustment criteria: The fair value adopted was that disclosed by Suzano in the financial statements of the base date. According to the notes to the financial statements, the estimate of the fair value of the financial liabilities related to the loans, whose accounting balances are measured at amortized cost, is calculated through the present value, using the market projection for fixed rates and prevailing contractual data for fixed rate securities, brought to present value at the current market rate. The fair value of loans and financing is classified in Level 2 in the fair value hierarchy Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 26 of 59

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Liabilities 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Liabilities (R$ millions) Main Assumptions: â–º [u] Dividends payable: these are dividends already allocated to shareholdersï¶ Adjustment criteria: the account balance was not updated, due to its low representation (0.6%) against total liabilities. â–º [v] Unrealized losses on derivative transactions: instruments contracted with hedging strategy. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, unrealized losses on derivative transactions are considered financial instruments and are presented in the balance sheet at their fair value. â–º [w] Other accounts payable: are composed of a provision for profits; benefits to employees; provision of inputs for forest formation; other bills to pay; and other obligations. ï¶ Adjustment criteria: partial written of the amount paid in PCH Mucuri acquisition not attributed to assets and liabilities and waiting to PPA Report conclusion. For the other account balance here were no adjustments made to the account balance due to the composition and nature of the assets. About 72% of the total value of this liability is represented by accounts that will be realized in the short term. â–º [x] Commitments with acquisition of assets: consists of Certified Real Estate Receivables; acquisition of Vale Florestar Fundo de Investimento em Participações; and Paper Factory of the Amazon.ï¶ Adjustment criteria: the fair value adopted was that disclosed by Suzano in the Notes to the Financial Statements of the base date, as a result of the adoption of IFRS 9. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 27 of 59

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Liabilities 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Liabilities (R$ millions) Main Assumptions: â–º [y] Advances from customers: consists of contracts for the future sale of finished products, backed by performance sales transactions, recorded in the short term. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. â–º [z] Deferred taxes: Deferred taxes are stated at their net value. The asset balance consists mainly of tax loss carryforwards, negative basis of social contribution and miscellaneous provisions. In liabilities, the main amounts refer to attributed cost and accelerated depreciation adjustments. ï¶ Adjustment criteria—the amount of tax credits was brought to present value, based on the schedule of realizations estimated by the Administration. The amounts of liabilities related to attributed cost and accelerated depreciation were brought to present value based on the estimated remaining useful life of the assets that generated such differences. Adjustments to present value were made through the average Selic rate expected for the same period. For more details see Annex 5. â–º [aa] Deferred Income Tax - Adjustments at Market Prices: Deferred Income Tax. ï¶ Calculated considering the regulatory rate of 34% of IR & CSLL on all adjustments at market price. â–º [ab] Provision for contingencies: it is composed of tax, social security, labor and civil lawsuits. ï¶ Adjustment criteria: it was considered, in addition to the book value, the recognition of 10.0% of the contingencies classified as possible. For more details see Annex 6. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 28 of 59

5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Liabilities 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Liabilities (R$ millions) Main Assumptions: â–º [ac] Provision for actuarial liabilities: consists of the cost of medical care and 80.0% of life insurance for former employees who retired until 2004 and who did not opt for the complementary pension plan offered by the Company. ï¶ Adjustment criteria: the balance of the account has not been updated, since this liability is already measured at fair value. â–º [ad] Stock-based compensation plan: consists of two programs of stock-based compensation plans: the Phantom Stock Plan and the stock appreciation Plan. Both paid in cash. ï¶ Adjustment criteria: the account balance was not updated due to its low representation (0.2%) against total liabilities. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 29 of 59

6 Exhibits Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 30 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 1 – Balance Sheet 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 31 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 2 – Valuation: Inventory 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Finished Goods Inventory (in BRL millions) The fair value of finished products was estimated as the sales value of these products, net of selling expenses to be incurred and a margin reasonably Book Value (March 31, 2018) 1,321 attributed to commercial activity. For the margin estimate, we used the results made in 2017 to eliminate the effects of seasonality in the first Fair value adjustment 313 quarter of 2018, as quoted in the company’s financial statements. Fair value of finished goods inventory 1,635 Sale price: The value of the inventory based on the selling price was estimated Main assumptions: considering that 2017 the costs of the merchandise sold represented 56.7% We identified that the relevant values in intenvory on the base date refer to of the net revenue for the pulp segment and 70.1% for the paper segment. the stock of raw materials (29%) and inventory of finished products (63%). Selling expenses: Since the main raw material, wood, is treated at fair value at the time of cutting, it was agreed with the Administration that fair value adjustments Expenses that reflect the activities involved for the sale of products, would consider only the finished products. For the adjustment of finished including sales staff, commissions and freight. On the base date, selling products, the inventory of pulp and wood, separately expenses represented 2.4% and 7.4% of net revenue, respectively, for the pulp and paper segments. Margin on sales activity: Book Value of Inventory (BRL millions) Raw materials 413 The segment’s operating margins were 41.8% and 9.1% for pulp and paper, Work in progress 63 which implies mark-ups applicable to costs and expenses of 71.8% and Finished Goods—Cellulose 341 10.0%. We consider this mark-up to be equally applicable to all costs and expenses of the Company. Finished Goods—Paper 264 Finished Goods – Consumer Products 13 Cost of keeping goods in stock: Warehouse 197 Calculated based on the weighted cost of Suzano’s debt, 7.9% a. a., and the Pending imports 30 average permanence of the products in stock. Total 1,321 The inventory turnover was estimated based on the days of the stock of finished products in relation to CMV. The stock turnover of finished products was estimated at 11.5x and 9.6x, or permanence of about 32 and 38 days respectively for pulp and paper. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 32 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 2 – Valuation: Inventory 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Cellulose Inventory Recommendation of Value As of the reference date and based on the parameters and Sales price 341 ÷ 56.7% = 601 assumptions mentioned above, our recommendation for the fair Commercial expenses 601 × 2.4% × 100.0% = (14) value of the inventory is BRL 1,635 millions, generating an increment of inventory value of BRL 313 millions. Sales margin 14 × 71.8% = (10) Cost to maintain inventory 341 × 7.9% ÷ 11.5x = (2) Fair Value (BRL millions) 574 Step-up 233 Paper Inventory Sales price 264 ÷ 70.1% = 377 Commercial Expenses 377 × 7.4% × 100.0% = (28) Sales margin 28 × 10.0% = (3) Cost to maintain inventory 264 × 7.9% ÷ 9.6X = (2) Fair Value (BRL millions) 344 Step up 80 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 33 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 3 – Valuation: Recoverable Taxes 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Recoverable taxes (in BRL millions) Recomendation of value As of the base date and based on the parameters and assumptions Book Value (March 31, 2018) 583 mentioned above, our recommendation for the fair value of recoverable Fair value adjustment (39) taxes is BRL 545 millions, generating a reduction of BRL 39 million worth Fair value of taxes to recover 545 Main assumptions: The recoverable tax account is composed of withholding taxes and prepayments of IRPJ and CSLL taxes, ICMS recoverable, credits of the program reimburses, PIS and COFINS to be recovered and Provision for loss on ICMS credits. Suzano’s management estimated the amount to be recovered between 2018 and 2021. For the measurement of the fair value of recoverable taxes, the amount estimated for the next 4 years was brought to present value, by means of the average Selic rate expected for the same period. 2018 2019 2020 2021 Recoverable taxes 323 123 118 20 Discount factor 0,97 0,92 0,86 0,80 Present value of recoverable taxes 315 113 101 16 Fair Value (rounded) 545 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 34 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 4 – Intangibles 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Intangibles (in BRL millions) Book Value Fair Value Goodwill 239 0 Assets with indefinite useful lives 1 1 Trademarks and Patents 1 1 Software 61 61 Research and development agreement 73 73 Total 375 136 Main assumptions: The composition of the intangible asset account is presented above. For the goodwill related to the future profitability of Vale Florestar, Paineiras Logística and Facepa, due to the methodology of calculation of Shareholders’ Equity at market prices, which considers the assets individually, and due to the fact that the goodwill for future profitability does not have individually market, this asset has been written off. It should be noted, however, that this goodwill has part of its value reflected in the market price adjustment of the assets of these units, recorded in Suzano’s consolidated balance sheet. The remaining items were not adjusted due to their low relevance to the Company’s total assets. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 35 of 59

10 July 2018

6 Exhibits
Exhibit 5 – Valuation: Tangible Assets

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

Class	NBV[1]	Adjusts	Market Value
Real Property			
Buildings and improvements	1.667.610	923.759	2.591.369
Land	42.068	165.262	207.330
Subtotal	**1.709.678**	**1.089.021**	**2.798.699**
Agricultural Properties			
Land	4.470.817	609.518	5.080.653
Rural Improvements[2]	79.131	(68)	79.063
Third Party Improvements[3]	64.031	(64.031)	-
Subtotal	**4.613.979**	**545.419**	**5.159.716**
Personal Property			
Machinery and Equipment	8.954.762	4.258.224	13.212.986
Tractors	105.934	66.005	171.939
Installation	63.689	114.105	177.794
Vehicles	46.302	41.563	87.865
Computer Equipment	15.557	3.610	19.167
Furniture & fixtures	15.179	9.692	24.870
Agricultural Equipment	6.149	6.447	12.596
Subtotal	**9.207.571**	**4.499.646**	**13.707.217**
Other costs			
Construction in progress	550.747	-	550.747
Work of art	68	-	68
Subtotal	**550.815**	**-**	**550.815**
***Facepa and PCH Mucuri*[4]**	**279.430**	**(48.559)**	**230.871**
Excluded[5]	**54.076**	**(54.076)**	**-**
Total	**16.415.548**	**6.031.451**	**22.447.317**

Footnotes:

[1] The Netbook Value (NBV) was included for illustrative purposes only and reconciles with the amount reported in the balance sheet and in the Fixed Assets register list was provided by Suzano, on the valuation date March, 31st.

[2] The class of Rural Improvements includes all improvements related to the farms owned by Suzano.

[3] The class of third parties improvements contemplates the improvements made by Suzano outside farm areas, for example improvements made in nearby cities (college, health center, etc).

[4] Refers to the fixed assets register of *Facepa* and *PCH Mucuri*, companies acquired in 2018. The market value of these assets was based on amounts provided by Management as preliminary market values to be allocated in the PPA process of these Acquisitions.

[5] Excluded items refer to intangible assets, items with costs less than zero, inventory of raw materials and differences related to taxes, and / or accounting reconciliation.

NBV: Netbook Value

The information about the classes listed above, assumptions and methodologies used can be found in Appendix B, C, D, E and F of this report.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 36 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 5 – Valuation: Deferred Taxes 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Deferred taxes (in BRL millions) Recomendation of value As of the base date and based on the parameters and assumptions Book Value (March 31, 2018) 1.857 mentioned above, our recommendation for the fair value of deferred taxes is Fair value adjustment (810) BRL 1.047 millions, generating a reduction of BRL 810 million Fair value of deferred taxes 1.047 Main assumptions: The composition of the Deferred Taxes account is shown to the side. The management of Suzano made available the expectation of realization of the credits related to tax losses and the negative basis of social contribution and temporary differences, based on projections of future taxable income, as shown below For the measurement of the fair value of these credits, the estimated amount was brought to present value, by means of the average Selic rate expected for the same period. For deferred liabilities: The tax benefit of unamortized goodwill has been written off in light of the nature of the liability and its non-realization in the context of the assessment; The attributed cost adjustment and the accelerated depreciation incentive were measured at fair value considering the annual realization amount through the average depreciation of the machines and equipment, brought to present value through the average of the expected Selic rate, for the estimated remaining life period of 10.5 years and 12.5 years, respectively. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 37 of 59

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 6 – Valuation: Provision for Contingencies 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Possible Contingent Liabilities* (in BRL millions) Fiscal contingencies 1.046 1.046 Civil contingencies 17 17 Contingencies with workers 102 102 % probability of possible actions 10.0% 50.0% Fair value of contingent liabilities (rounded) 116 582 (*) Amounts disclosed in the financial statements as of December 31, 2017. In the statements for Q1 2018, the Management reports that there were no material changes in the lawsuits in progress. Main assumption: As discussed with the Administration, the contingent liabilities were valued at fair value for purposes of the work performed. The Company accounts for the full amount of the lawsuits considered as probable loss by its lawyers. We have maintained this criterion. The Company is a party to the tax liability in cases where the likelihood of loss is considered possible (with a probability of loss estimated by the lawyers between 10% and 49%), in the total amount of R $ 1,165 million, for which there is no provision made. For these causes the criterion of recognition of 10% of the par value of the shares was adopted. Since the contingencies with probability of loss considered remote are not disclosed by the Company, no value was assigned to them. Recommendation of value Our recommendation for the fair value of possible contingent liabilities is BRL 116 million. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 38 of 59

7 Appendix Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 39 of 59

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix a. General Declaration of Limitations 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder 1. Our analysis is based on information provided by the Company’s management. According to the professional practices, the analysis is derived from the application of the Income Approach using the Discounted Cash Flow methodology. 2. In order to achieve the objective of the Valuation of Shareholder’s Equity at Market Price of Suzano, procedures were always applied based on historical, economic and market facts in force on March 31, 2018. 3. The comments presented in this Report were developed by professionals of the EY with information provided by the Administration, as well as external Sources, when indicated. 4. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in Suzano, characterizing their independence. The estimated fees for the execution of this work were not based and have no relation with the results reported here. 5. This work was developed based on information provided by the Company’s management, which were considered true, since any type of audit procedure is not part of the scope of this project. Because it has not performed audit procedures, EY can not assume responsibility for the historical information used in this Report. 6. It was part of our work to obtain information with Suzano that we believe to be reliable, being the responsibility for its truthfulness exclusively of the Company’s management. 7. No investigations have been carried out on Suzano’s title deeds, nor any verification of the existence of liens or encumbrances; 8. EY has no responsibility to update this Award for events and circumstances occurring after the base date. 9. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this Valuation any contingencies that are not registered by Suzano at the base date. 10. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 11. The value per quota was not calculated, nor was any control premium considered in Valuation. Therefore, it was considered that Suzano’s estimate of fair value / investment represents 100% of its shares. 12. We have not had the opportunity to expose Suzano’s business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 13. This Award has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY will not assume any responsibility for any third party nor in case the Award is used outside the stated purpose. 14. Some historical financial information used in our Valuation was derived from audited and / or unaudited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 40 of 59

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix a. General Declaration of Limitations 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... 15. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of the Administration. We understand that the Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 16. Any user of this Report must be aware of the conditions that guided this work, as well as the market and economic situations in Brazil, on the Valuation base date. 17. According to our agreement, prior to the issuance of the Final Report, Suzano will send us a signed representation letter, confirming that it agrees with EY regarding the main assumptions adopted in the Valuation analyzes of the Company. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 41 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix b. Personal Property 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio Personal Property The valuation of the personal property was performed following the standards promulgated by ABNT – Brazilian Association of Technical Standards, NBR 14.653 on its parts: 1 – Procedimentos Gerais – General Procedures; 5 – Máquinas, equipamentos, instalações e bens industriais em geral – Machinery, equipment, installation and general industrial assets; Valuation methodology selection and analysis We considered the cost approach and the methods that comprise this approaches. For the valuation of the personal property, the income approach was considered to be inappropriate and was not applied because individual income streams could not be allocated reasonably and effectively to each of the individual assets. Application of the cost approach Using this method we consider the value associated with installation, freight, engineering and nationalization, when applicable. In applying the cost approach, we first determined current replacement or reproduction cost (RCN) estimates for the assets by the direct and indirect methods, respectively. Estimates of RCN, by definition, include both direct and indirect costs associated with each asset including materials or equipment, freight, installation and commissioning labor. Calculation of the RCN under the direct method The initial step in our cost approach analysis was to develop a complete RCN estimate for the pulp production line, included in the scope of our analysis based on the technical data of equipment and production capacity metrics. Specifically for the pulp production lines, we developed a RCN based on contacting suppliers in order to obtain a turn key estimative, including all engineering, foundation and installation costs. This kind of estimative consists in obtain all the costs related to all machineries, installations, civil construction and all assets used to start a pulp production. As for the paper production lines, we obtained a RCN estimative trough external research, our internal databases, information contained in the assets list, data gathered during our site inspection and detailed information supplied in response to our request forms, also considering engineering, foundation, freight and installations costs, when applicable. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 42 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix b. Personal Property 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio Calculation of the reproduction cost new under the indirect method We have applied the indirect method of the cost approach to valuate the assets that were not valuated by the direct method of the cost approach. Under this method, the reproduction cost new (RCN) for each asset or group of assets was estimated by indexing historical costs recorded in the assets list based on asset type and acquisition date. These costs generally included the base cost of the asset, any additional considerations regarding freight, duty, local delivery, installation and commissioning and indirect costs such as engineering, procurement, construction management and borrowing costs as appropriate and applicable. The price adjustment/index factors used in our analysis were derived from inflation and monetary indices published by Getúlio Vargas Foundation for Brazil trends purposes and inflation. Physical deterioration and obsolescence As some of the assets have been in use over varying periods of time, it is reasonable to assume that an asset’s market value is something less than its replacement or reproduction cost new. Therefore, allowances were made to consider physical deterioration as well as functional and economic obsolescence, as they might apply. Physical deterioration Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relationship between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: â–º Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. â–º Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. â–º Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. â–º Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; The NUL estimations used in the valuation of the personal property were based on discussions with the respective engineering personnel of Suzano, our physical inspections, various published sources, and our experience valuing similar assets. Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the cost approach analysis, we utilized the following physical deterioration curves: â–º Straight-line depreciation profile—A linear consumption of utility of an asset over its useful life Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 43 of 59

10 July 2018

7 Appendix
b. Personal Property

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

- Iowa-type survivor curves – Derived to measure the economic utility of an asset in relation to its economic life and consider allowances to accruing costs of routine maintenance and general upkeep of the assets. The Iowa curve method is based on a study and research conducted by Iowa State University. This method uses an age-life concept which measures the physical loss in value attributed to a reduction in the quality of a given type of asset remaining in service or use over a given period of time. The period of time is measured from the point at which the unit is first put into use until it is removed from service. In addition, as a consequence of wear and tear, an asset is increasingly more costly to operate over time and accruing maintenance costs result in a decrease in the overall utility of a given asset.

In relation to the assets valuation, we considered the useful life, depreciation method and residual factor indicated in the following table:

Class	NUL (Years)	Depreciation method	Hold Factor
Machinery and Equipment	20	Iowa (R2)	10%
Agricultural Equipment	14	Iowa (R2)	10%
Installations	18	Iowa (R2)	10%
Tractors	10	Linear	10%
Vehicles	10	Linear	30%
Computer Equipment	5	Linear	3%
Furniture and Fixtures	10	Linear	5%

Functional obsolescence

Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Excess capital cost, which is the difference between reproduction and replacement cost, measures the decreased capital investment needed by a replacement asset to produce the same or similar output or product as that of the subject asset. This form of obsolescence is observable in newer technologies and construction costs that are typically less expensive than the current assets. Excess operating costs are based on the assumption that it is less expensive to operate and maintain replacement assets than to utilize the assets currently owned.

Economic obsolescence

Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. Based on our analysis of historical production installed capacities we have not identified any additional economic obsolescence and as such have not made any further adjustments to the personal property with regard to economic obsolescence.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 44 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio Real Property The methods and procedures used to perform this engagement were based on the principles and guidelines established in the Brazilian standards published by ABNT—Brazilian Association of Technical Standards, NBR 14.653 in its parts: 1 – Procedimentos Gerais – General Procedures; 2 – Imóveis Urbanos – Urban Real Property; and 3 – Imóveis Rurais – Rural Real Property. According to these regulations, real estate properties can be evaluated based on the income approach method, involutive method, cost approach and the market approach methods, and also by the combination of the last two methods linked to a factor of commercialization. While all of these methods can be considered in the assessment, the type of the assets and the availability of data and information will dictate which method -or methods—will be used to estimate the market value of each asset. Market Approach This methodology is used when there is an active market of real estate properties in the region of the evaluated property and also the possibility of obtaining comparatives with characteristics that are similar to that one. Moreover, this method captures the loss of value of the asset from all the forms of depreciation inherent in it. Specifically in the case of real estate properties, an analysis is made in the real estate market of the region on recent sales or current offers of similar properties (comparative) to the real estate included in the present work. The comparatives obtained from the market are provided by a wide variety of sources, such as: property owners, real estate brokers, real estate agents and / or through public consultation sources. These assumptions are considered as “good and valid”. So, this method identifies the market value of an asset trough the technical treatment of attributes of the comparable elements constituents of the sample. In the market approach method by treatment by factors, the homogenization of the comparative sample is performed through factors and criteria for adjusting the differences between the property included in the analysis and the comparative ones, with the subsequent statistical analysis of the homogenized results. The choice of factors to be treated must be made so that they can be identified and analyzed in what way they influence the formation of real estate values. The treatment by factors is applied preferentially in homogeneous samples, that is, with characteristics that are closest possible to the property being evaluated. The adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed as detailed in the next page: Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 45 of 59

10 July 2018

7 Appendix
c. Real Property and Agricultural Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / RURAL PROPERTIES (RAW LANDS*)		
Area Factor	Refers to the influence that different dimensions of a land can reflect in the price of a comparable and subject property.	
Sale / Offer	It is related to comparable' s data source (market offer, realized sale or broker's opinion of value). For comparables which are being offered in the market, a discount is applied on the price due to the elasticity of negotiation often observed in the market. Brazilian Appraisal standard recommend a discount of 10% applied to the listed price.	Offer Sale
Access Factor	Adjustments based on the property quality of access.	3 km from the center 6 km from the center 8 km from the center 10 km from the center
Location Factor	Adjustments based on the value range of properties due to its proximity to the city, industrial centers and proximity to highways. In our research we considered the river.	Great Good Regular Bad
Topography Factor Real Property	It is based on the topography, when there is a difference between the subject property and the comparable.	Flat Declivity up to 5% Declivity from 5 a 10% Declivity from 10 a 20% Declivity over 20%

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 46 of 59

10 July 2018

7 Appendix
c. Real Property and Agricultural Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Vocation Factor	Weighting referring to the region and zoning of the city in which the comparatives and the property evaluating is inserted.	Real Estate Development Commercial / Mixed Industrial Urban Expansion
Occupation of Soil Factor	Typology of the cultivation on the property related to the profitability of the agricultural product. In this factor, the occupation of legal reserve areas determined by law were also considered.	Agriculture Reforestation Pastures Native Forests or Reservation
Soil Texture Factor	Refers to the granularity and agglomeration of soil constituent particles present in the region of analysis.	Very Clay Clay Average Siltoso Sandy
Topography Factor Agricultural Property	Refers to the valuation or devaluation of the terrain with elevation or depression, or slope.	Flat Slightly Wavy Wavy Very Wavy

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 47 of 59

10 July 2018

7 Appendix
c. Real Property and Agricultural Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*)		
Access Factor	Discrepancies regarding the quality of access routes and, consequently, logistics are rectified by the application of this Factor	Paved road with double lane Paved road with single lane Rural road in good conditions Rural road in bad conditions on rainy season Rural road in bad conditions
Water Factor	Regional rainfall distribution.	High rainfall index Average rainfall index Low rainfall index

*The analysis were based on the raw land concept. Thus, the farms scope of this valuation werer considered without any structures (as buildings and improvements) and any biological assets.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 48 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... Cost Approach In applying the cost method, the estimation of the substitution value or replacement or reproduction cost of the assets (RCN) using the direct or indirect methods is first determined. For the determination of the RCN of the buildings and improvements in the industrial sites the direct method was used and the indirect method for the buildings and improvements in the other localities. Calculation of the RCN under the direct method This method identifies the replacement cost new (RCN) of the buildings and Improvements by synthetic or analytical budgets from the quantities of services and its direct and indirect costs. We used the Cost Approach to estimate the fair value of buildings and improvements. The unitary costs were obtained from public sources such as Sinduscon, construction magazine PINI and SINAPI (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil). The initial step is to develop an estimate of RCN of each building and improvement through one or more unit costs, according to the procedure: â–º Basic Unit Cost (“Custo Unitário Básico – CUB”) R8N published by Sinduscon: the main indicator of the real estate sector, the Basic Unit Cost is calculated monthly by the Real Estate Industry Unions of each state. â–º PINI Building Cost (“Custo PINI de Edificação – CUPE”) published by PINI Magazine : Study of unit cost of buildings by PINI Magazine. â–º Unit costs published by SINAPI and PINI: where applicable, unit costs of materials and / or labor were used in the estimation of the RCN of improvements such as paving, railways or maritime ports, for example. For unitary costs published by Sinduscon, called CUB (“Custo Unitário Básico”), we performed adjustments according to the building type and construction characteristics, according to studies prepared by IBAPE São Paulo. The unit costs used refer to the valuation date of the work or to the date closest to it (if not disclosed for valuation date). BDI costs (percentage of benefits and indirect costs related to the direct cost of a construction or improvement), when applicable, were also included in the percentage of 25%. After the estimate of the RCN, the fair value is determined by applying a depreciation rate calculated, in general, according to the age and useful life of the asset. We have considered a normal useful life of buildings based on the Useful Life Study conducted by IBAPE. Calculation of the reproduction cost new under the indirect method We used the indirect cost method to evaluate assets that were not covered by the direct cost method. Under the indirect cost method, the new reproduction cost for each asset or group of assets was estimated by updating historical costs recorded in the accounting list of fixed assets, considering the type of asset, date of acquisition and the respective economic indexes . The adjustment factors / price index used in our analysis were obtained through the basic unit cost (CUB) variation for each state. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 49 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... Physical deterioration and obsolescence Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relation between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: â–º Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. â–º Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. â–º Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. â–º Conservation – “situation of the physical characteristics of a property, at a certain moment, as a result of its use and the maintenance to which it was submitted. “ â–º . Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the Cost Approach analysis, we normally adopt the following physical deterioration profiles: â–º Straight-line depreciation profile—A linear consumption of utility of an asset over its useful life; â–º Ross-Heidecke—considers the maintenance conditions, the actual age and the useful life of the constructions. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Functional Obsolescence Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Based on our analysis and site inspections, we have not identified any additional economic and functional obsolescence, therefore, we have not made any further adjustments to the real property about these depreciations. * The details of the analysis such as the homogenization and building and improvements valuation are in an Excel file, integrant part of this report. . Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 50 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix d. Personal Properties Assumptions 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio â–º The valuation of Personal Properties included all the assets presented in the following classes: machinery and equipment, agricultural equipment, furniture and utensils, computer equipment, facilities and tools. â–º The Valuation date is: 03/31/2018 â–º The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 5 – Capital Equipament e also by IBAPE (Brazilian Institute of Engineering and Technical Inspection). â–º Valuation Procedures: In order to properly evaluate personal property assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report â–º Site Inspection: We conducted site inspection at the Suzano unit from May 21 to 24, 2018, at the Limeira plant on May 24 and 25, 2018 and at the Mucuri unit from June 04 to June 06, 2018. During inspections, we consulted those responsible for the respective units, in order to understand procedures related to the production of pulp as well as technical specifications related to the personal properties, their maintenance policies and possible obsolescence. â–º Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of personal properties, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and acquisition of new equipment in order to understand processes, discuss the replacement costs and request technical data of the sites that were not inspected, among others. â–º Estimative of the Replacement cost In the course of our valuation, we contacted suppliers of equipment as well as our internal databases on personal property. During these conversations, we discussed current market demand for asset types under evaluation, as well as estimates of replacement cost value for new equipment and market value for refurbished or used equipment. We have also researched a number of publicly available sources of information on cost trends, useful lives and technological changes in the industries in which the assets operate. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 51 of 59

10 July 2018 7 Appendix Dashboard 6 Anexos 1 Sumário Executivo 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomia 3 Análise do Setor 4 A Empresa e a Transação 5 Avaliação do Patrimônio ... â–º The evaluation of urban real estate included the Suzano’s industrial sites located in the cities of Suzano and Limeira, in São Paulo, Mucuri, in Bahia, and Imperatriz, in Maranhão. â–º The Valuation date is : 03/31/2018. â–º The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 2—Urban Real Estate and by IBAPE (Brazilian Institute of Engineering and Technical Inspection). â–º Valuation Procedures: In order to properly evaluate real estate assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report â–º Site Inspection: We conducted site inspection at the Suzano unit from May 21 to 24, 2018, at the Limeira plant on May 24 and 25, 2018 and at the Mucuri unit from June 04 to June 06, 2018. During inspections, we consulted those responsible for the respective units, and discussed the perceived changes that could impact on the use of the property in addition to discussing points such as constructive type, age, observed physical condition, current use and future utility. â–º Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of real estate, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and renovation of the units, in order to understand the constructive pattern of assets; request technical data, such as footage of the units, construction projects, etc., and understand the maintenance policies and related reforms of the units. Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 52 of 59

10 July 2018

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

7 Appendix

e. Real Estate Properties Assumptions | Urban Properties

► Selection and analysis of the evaluation methodology

In the context of the valuation of urban properties, the market approach combined with the cost approach method was based on the provision that the property value is significantly associated with its physical characteristics, and that it would pay no more for the installation than the cost to build a similar facility on the market current in a similar property.

In this approach, the value of the land was estimated using the market approach method. The resulting value of the land is added, when applicable, to the market value of buildings and improvements (calculated by cost approach method) to reach the total market value of the property.

Thus, for the market approach method, adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed. The tables below illustrate the attributes applied:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,80

Access Factor	
3 km from the center	1,00
6 km from the center	0,90
8 km from the center	0,80
10 km from the center	0,70

Location Factor	
Great	1,00
Good	0,90
Regular	0,80
Bad	0,70

Topography Factor	
Flat	1,00
Declivity up to 5%	0,95
Declivity from 5 a 10%	0,90
Declivity from 10 a 20%	0,80
Declivity over 20%	0,70

Vocation Factor	
Real Estate Development	1,10
Commercial / Mixed	0,90
Industrial	0,80
Urban Expansion	0,70

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 53 of 59

10 July 2018

7 Appendix
e. Real Estate Properties Assumptions | Urban Properties

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

Suzano

The city of Suzano is located in the metropolitan region of São Paulo, 50 km far from the capital's central region.

Suzano has a population of 262,480 inhabitants (*IBGE*-2015). The Mario Covas Rodoanel (SP-021) and the SP-066 highway, which connects Poá and Mogi das Cruzes are the main roads of the municipality.

Seat of the first unit of the plant, the property is located next to the border with the municipality of Mogi das Cruzes, in the neighborhood Vila Monte Sion.

It is a predominantly residential area, without the presence of other industries in the region or consolidated industrial center. The region is also located in the Várzea area of the Tietê river, which contains the existence of Environmental Protection Areas and with zoning restrictions.

Limeira

The site of Limeira is located 30 km from the urban center of the municipality, already on the border with the municipality of Americana.

Limeira has a population of 300,911 inhabitants (*IBGE*-2017) and is located 50 km from the city of Campinas and 140 km from the capital.

Both the Anhanguera Highway (SP-330) and the Bandeirantes Highway (SP-348) touch the municipality, these being the main connecting roads between the interior and the capital.

On the other side of the Piracicaba River is the industrial zone of the municipality of Americana, already nearer its urban center. This industrial district has already been consolidated and with the presence of several industries, besides the existence of industrial lots and areas available for its expansion.

Mucuri

The city of Mucuri is located in the south region of Bahia, near the border with Espírito Santo state, and about 90 km far from Teixeira de Freitas city. The main road of the city is BR-101 Road, which crosses the state of Bahia. The city has 42,072 inhabitants (*IBGE*-2017).

The Mucuri site is located in the rural area of the city, next to BR – 101 Road access, and 35 km far from the urban center of Mucuri.

The region which has an economy mainly focused on the rural and tourist sector has the plant unit as an isolated industrial center in the region promoting influence in cities of Bahia and also northern Espírito Santo.

Imperatriz

Imperatriz is a city which has regional influence over the south of Maranhão, the northern region of Tocantins, and also the southeast of the state of Pará. The city has a population of 253,873 inhabitants (*IBGE*-2016).

The Rice Road connects the industrial plant to the center of Imperatriz and BR – 010 Road, the main highway in the region.

As in Mucuri, the Suzano unit is located in the rural area of Imperatriz, making it the most representative industrial unit in the region since there is no other consolidated industrial center. However, this site in combination with other isolated industrial units near the city of Imperatriz represent the second largest economy in the state.

* We highlight that the land located in Mucuri-BA and Imperatriz-MA were considered as rural land and, therefore, the estimate of market value followed the guidelines described in Appendix F - Real Estate Specific Assumptions | Rural (Land).).

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 54 of 59

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix f. Specific Assumptions for Real Estate | Rural (land) 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder â–º The rural properties belonging to Suzano are located in the States of São Paulo, Bahia, Espírito Santo, Minas Gerias, Piauí and Maranhão, Pará and Tocantins. â–º The evaluation was carried out at the cluster level, for the base date 03/31/2018, considering the areas (ha) and the agronomic characteristics of each property, sent by the Administration, and the regional particularities through the market research that we carry out. â–º The clusters were determined following a pattern of maximum distance in kilometers per State. After this first grouping, the resulting groups were subdivided by the distance between the matrices, through the computational methodology “K-means”. In this methodology, a group of N samples is divided into K groups, where each sample is separated so as to maintain the lowest average distance possible in all clusters. Define the number K of groups so that it is the smallest possible value so that the maximum distance of all groups obeys the maximum allowed distance determined based on the State. State Abrev. Radius (Km) Maranhão MA 100 São Paulo SP 30 Espírito Santo ES 50 Minas Gerais MG 50 Bahia BA 100 Piauí PI 100 Tocantins TO 100 Pará PA 100 Suzano Papel e Celulose S.A.: Valuation of Shareholder’s Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 55 of 59

10 July 2018

Dashboard
1 Sumário Executivo
2 Macroeconomia
3 Análise do Setor
4 A Empresa e a Transação
5 Avaliação do Patrimônio ...
6 Anexos
7 Appendix

7 Appendix

f. Real Estate Properties Assumptions | Agricultural Properties (Lands)

- As previously mentioned, adjustment factors were applied in order to consider the difference between the comparatives and the analyzed clusters. The grades attributed to each of the factors are shown below:

Offer /Sale Factor	
Transaction	1,00
Opinion	1,00
Offer	0,80

Occupation of Soil Factor [a]	
Agriculture	1,00
Reforestation	0,90
Pastures	0,80
Native Forests or Reservation	0,70

Soil Texture Factor	
Very Clay	1,00
Clay	0,90
Average	0,80
Siltoso	0,70
Sandy	0,60

Topography Factor	
Flat	1,00
Slightly Wavy	0,90
Wavy	0,80
Very Wavy	0,70

Access Factor	
Paved road with double lane	1,00
Paved road with single lane	0,90
Rural road in good conditions	0,80
Rural road in bad conditions on rainy season	0,70
Rural road in bad conditions	0,60

Water Factor	
High rainfall index	1,00
Average rainfall index	0,90
Low rainfall index	0,80

[a] For Maranhão region, the factor considered for Occupation of Soil in *Pastures* was 0.85, since market research indicated that there were no significant difference between the values of the reforestation areas or the pasture areas in this region.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 56 of 59

10 July 2018

7 Appendix
f. Specific Assumptions for Real Estate | Rural (land)

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

Region: Maranhão

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1000 to 1500 mm and the average annual temperature is 26.0 ° C.

Vegetation: Maranhão has three types of vegetation, being Amazonian forest, fields and cerrado.

Soil Classes: The main soil class in the producing regions of Maranhão are Yellow Latossolo and Yellow Red Argisol.

Clusters: from C MA 1 to C MA 14.

Region: São Paulo

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1340 mm and the average annual temperature is 18.5 ° C.

Vegetation: The state of São Paulo is inserted in the Cerrado and Atlantic Forest biomes.

Soil Classes: The main soil class in the producing regions of São Paulo are Red Latosol, Red Yellow Latosol, Red Argisol and Red Yellow Argisol.
Clusters: from C SP 1 to C SP 21.

Region: Espírito Santo

Topography: the region presents a slightly undulated topography in the producing regions.

Climate: The average annual rainfall is 620 mm and the average annual temperature is 22.0 ° C.

Vegetation: the Holy Spirit is in its totality in the Atlantic Forest biome.

Soil Classes: The main soil class in the producing regions of Espírito Santo are Yellow Argissolo, Yellow Red Argissolo, Yellow Red Latosol, and Hapless Cambisol.

Clusters: from C ES 1 to C ES 6.

Region: Minas Gerais

Topography: the region presents a slightly wavy to wavy topography in the producing regions.

Climate: The average annual rainfall varies from 750 to 1800 mm and the average annual temperature is 22.0 ° C.

Vegetation: Minas Gerais has two predominant cerrado vegetation and Atlantic forest

Soil Classes: The main soil class in the producing regions of Minas Gerais are Red Argissol, Red Argissol, Red Latosol, Red Latosol, and Hapoly Cambisol.

Clusters: from C MG 1 to C MG 3.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | Page 57 of 59

10 July 2018

Dashboard
1 Executive Summary
2 Macroeconomic Analysis
3 Sector Analysis
4 The Company and the ...
5 Valuation of Shareholder ...
6 Exhibits
7 Appendix

7 Appendix
f. Specific Assumptions for Real Estate | Rural (land)

Region: Bahia

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 846 mm and the average annual temperature is 27.8 ° C.

Vegetation: Bahia has three types of vegetation, being swamp, rainforest and closed forest.

Soil Classes: The main soil class in the producing regions of Bahia are Yellow Latosol and Yellow Red Latosol.

Clusters: from C BA 1 to C BA 3.

Region: Piauí

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 950 mm and the average annual temperature is 26.0 ° C.

Vegetation: Piauí has four types of vegetation, being caatinga, forest, forest of cocais and cerrado.

Soil classes: the main soil class in the producing regions of Piauí are Yellow Latosol, Yellow Red Argisol and Quartzarenic Neosol.

Cluster: from C PI 1 to C PI 2.

Region: Tocantins

Topography: the region presents flat topography to slightly undulated in the producing regions, very favorable for agriculture.

Climate: The average annual rainfall is 1600 mm and the average annual temperature is 26.0 ° C.

Vegetation: Tocantins has three types of vegetation, being cerrado, field and equatorial forest.

Soil Classes: The main soil class in the producing regions of Tocantins are red-yellow Argisol, Red Latosol, Yellow Red Latosol, and Quartzarenic Neosol.

Cluster: from C TO 1 TO C TO 2.

Region: Pará

Topography: the region presents flat topography to slightly undulating in the producing regions, favorable for agriculture.

Climate: The average annual rainfall is 2000 mm and the average annual temperature is 25.0 ° C.

Vegetation: Pará has four types of vegetation, being mangroves, fields, cerrado and Amazonian forest.

Soil Classes: The main soil class in the producing regions of Pará are Yellow-red Argissolo, Yellow Latosol and Yellow Red Latosol.

Cluster: C PA 1.

Suzano Papel e Celulose S.A.: Valuation of Shareholder's Equity at Market price of Suzano Papel e Celulose S.A., as of March 31, 2018 | **Page 58 of 59**

EY | Audit | Tax| Corporate Transactions | Consulting About EY EY is a global leader in Audit, Tax, Corporate Transactions and Consulting services. Our insights and the quality services we provide help build confidence in the capital markets and economies around the world. We develop exceptional leaders who work in teams to fulfill our commitments to all stakeholders. With this, we play a key role in building a better business world for our people, our customers and our communities. EY refers to the global organization and may also refer to one or more member firms of Ernst & Young Global Limited (EYG), each of which is an independent legal entity. Ernst & Young Global Limited, a privately held company incorporated in the United Kingdom and limited by guarantee, does not provide services to customers. For more information about our organization, visit ey.com. © 2018 EYGM Limited. All rights reserved. www.ey.com.br

Suzano Papel e Celulose S.A. Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. 10 July 2018

10 July 2018 Suzano Papel e Celulose S.A. July 10, 2018 A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355—8 andar São Paulo – SP, Brasil 01452-919 Ernst & Young Assessoria Valuation of Shareholder’s Equity at Market Prices of Fibria Celulose S.A. Empresarial Ltda. As requested by you, Ernst & Young Assessoria Empresarial Ltda. (“EY”) presents the appraisal report of the Av. Presidente Juscelino Kubitschek, 1909 Shareholders’ Equity at market prices of Fibria Celulose S.A. (“Fibria” or “Company”), as of March 31, 2018 (“base Torre Norte—10º andar date”). 04543-011 – São Paulo – SP Telefone: +55 11 2573-3000 We understand that Suzano Papel e Celulose SA (“Suzano”) will use this report only as support for calculating the www.ey.com.br replacement ratio of shares of Eucalipto Holding SA (“Eucalipto”) for Suzano shares, as provided for in article 264 of Law 6404 / 76, (“S.A. Law”), in the context of the combination transaction of the operations of the companies (“Transaction”). Eucalipto is a subsidiary of Suzano, which as of the reference date had only the cash assets in the amount of R $ 200.00 (two hundred reais), which will be used in the corporate reorganization to enable the Transaction. As part of the Transaction, Eucalipto will incorporate all of Fibria’s shares and will subsequently be merged into Suzano, with its consequent extinction. As anticipated in the Transaction, at the time of incorporation of Eucalipto by Suzano, Eucalipto is expected to hold only all the assets and liabilities previously belonging to Fibria. In this way, this Report will be used to subsidize the value of Shareholders’ Equity of the market prices of Eucalipto at the time of the merger. In this context, our estimate of value should not be considered as investment advice or recommendation or any transaction involving the Company’s capital, fairness, or used for financing / raising funds, as well as any other purpose except as described above . This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions involved in calculating Fibria’s estimate of Shareholders’ Equity at market prices. We emphasize that we did not investigate independently, nor was any audit process applied to the information provided by Fibria, notably the Balance Sheet of the base date. It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Defense Authorities (CADE) and other specific countries. In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Fibria and Suzano is not permitted. In this way, it is worth noting that for this exercise, public information was primarily taken into account Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 2 de 65

10 July 2018 Suzano Papel e Celulose S.A. July 10, 2018 A/C: Daniel Nascimento Av. Brigadeiro Faria Lima, 1355—8 andar São Paulo – SP, Brasil 01452-919 Ernst & Young Assessoria Valuation of Shareholder’s Equity at Market Prices of Fibria Celulose S.A. Empresarial Ltda. We assume that both the management of Fibria and the management of Suzano have consistently analyzed the Av. Presidente Juscelino Kubitschek, 1909 factors presented herein and have not omitted any relevant information that could significantly impact the results of Torre Norte—10º andar our work. 04543-011 – São Paulo – SP Thank you for the opportunity to collaborate with Suzano. If you have any questions or require additional information, Telefone: +55 11 2573-3000 please contact Ms. Andrea Fuga or Ms. Roberta Tedesco at +55 (11) 2573 5639. www.ey.com.br Regards, ________________________ Andrea Fuga Partner of Valuation Executive Director of Valuation ulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 3 de 65

10 July 2018 Dashboard Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Table of Contents 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Dashboard Executive Macroeconomic Sector Analysis Summary Analysis 1 2 3 Page 5 Page 6 Page 9 Page 11 The Company Valuation of Exhibits Appendix and the ... Shareholder ... 4 5 6 7 Page 17 Page 22 Page 30 Page 41 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 4 de 65

10 July 2018 Dashboard Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Highlights 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Main Assets and Liabilities at Market Value R$ 15.2 bi R$ 1.1 bi R$ 16.3 bi Equity book value Adjustments Equity market value R$ 15.2 bi R$ 6.9 bi R$ 22.0 bi Fixed assets book value Adjustments Fixed assets fair value R$ 18.9 bi R$ 0.4 bi R$ 19.4 Loans and financing Adjustments Loans and financing fair value R$ 7.7 bi R$ 0.01 bi R$ 7.7 bi Cash, Financial Applications, Derivatives, and Accounts Adjustments Cash, Financial Applications, Derivatives, and Accounts Receivable Receivable fair value R$ 4.6 bi R$ (4.3) bi R$ 0.3 bi Intangibles Adjustments Intangibles fair value R$ 2.5 bi R$ (0.003) bi R$ 2.5 bi Accounts payable to suppliers Adjustments Accounts payable to suppliers fair value Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 5 de 65

1 Executive Summary Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 6 de 65

10 July 2018 1 Executive Summary Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Executive Summary 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Objective Scope of Work General Assumptions Fibria is a Brazilian company, the world Discussions with executives and The value of Shareholders’ Equity at leader in the production of bleached employees of Fibria and Suzano Market Prices is defined by CVM eucalyptus pulp. With a production Instruction 436 as “the amount calculated capacity of 7.3 million tons per year, the Obtaining Fibria’s accounting, operating based on the sale or settlement of the company exports pulp to more than 35 and financial historical data; assets and separately payable under the countries. Analysis of the market in which the following conditions: is the second largest global Company is inserted; the market value must correspond to the Suzano a) producer of eucalyptus pulp and the main Individual valuation of relevant assets and value expressed in cash or equivalent to producer of domestic paper in Latin liabilities, recorded in the Company’s equity which the property (or any other asset or America. position on the base date, at market value, liability) could be exchanged between a according to the methodologies described prone buyer and a prone seller, with In March 2018, Fibria and Suzano in this report. reasonable knowledge of both and no announced the combination of their compulsion to buy or sell by one or both; businesses, through which Fibria will It should be noted that this work does not and become a wholly-owned subsidiary of contemplate changes in the external or Suzano. internal environments in which Fibria b) the value of the assets shall be valued by operates, in addition to those eventually reference to market prices under orderly The objective of this study is the Fibria explained here settlement conditions or “cash Market Value of Shareholders’ Equity, as equivalents”, ie, no account shall be taken of March 31, 2018, in order to base the of the winding-up amount under forced calculation of the replacement ratio of sales conditions at any cost. “ Fibria’s shares for Suzano shares, as set forth in the article 264 of the Brazilian The Balance Sheet used was the Corporate Law Consolidated, dated March 31, 2018, as published in the ITR (Quarterly Information) of the Company. Base date: March 31, 2018 Currency: Reais (BRL) in nominal terms. Relevance: Only items greater than 1% of the total asset value were adjusted. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 7 de 65

10 July 2018 1 Executive Summary Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Estimation of Value 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Equity Before and After Adjustments (R$ millions) Composition of adjustments (R$ millions) (=) Equity Book Value 15,200 (+) Credit Adjustment to Equity 3,058 (-) Debit Adjustment to Equity (1,411) (-) IR/CS Adjustments (560) (=) Market Value of Equity 16,287 Source: EY Conclusion Based on the information received and the work performed, our valuation resulted in an estimate of Fibria’s Shareholder Equity at market prices of approximately BRL 16,287 million, as of March 31, 2018. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 8 de 65

2 Macroeconomic Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 9 de 65

10 July 2018 2 Macroeconomic Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Macroeconomic Analysis 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder IPCA Historic and Projected Macroeconomic analysis provides a gap for the reduction of the level of the basic interest rate, which may allow greater The analysis below refers to the expectations in investments by companies. (Copom meeting of force on the base date, according to information March 21, 2018). For the coming years the Selic is published by the Focus Bulletin of BACEN, Getúlio expected to stabilize at a level of approximately 8% Vargas Foundation (FGV), Oxford Economics and a.a. JP Morgan. Exchange rate BRL / USD Brazilian Economy The exchange rate closed the month of December Economic activity 2017 at 3.31 BRL / USD. Market expectations on the base date indicated an average rate of 3.28 According to the expectations provided by the BRL / USD for 2018 and 3.35 for 2019. However, Bank on March 30, 2018, GDP grew by 1.0% in in May and June 2018, due to the increase in 2017 and is expected to be 2.8% in 2018. Real political instability in the country, the projections long-term GDP growth was expected to be 2.7% were changed to 3.63 BRL / USD in 2018 and 3.45 aa this same date. in 2019. Source: Central Bank of Brazil Inflation Risk-Brazil The official inflation index, IPCA, closed the year of The index shows the daily performance gap of US Exchange Rate Historic and Projected 2017 at 2.9%. According to the market and emerging-market debt securities and is an expectations presented by the Bank at the base indicator of the financial health of the country in date, the IPCA should reach 3.6% in 2018 and question. The index ended March at 239 basis 4.1% in 2019. The expected stabilization in the points, indicating a difference of 2.39pp. between medium and long term was 3.9% pa the performance of Brazilian securities and US The General Price Index of the Market (IGP-M), securities. The average for the month was 244 calculated by FGV, closed the year of 2017 by—basis points. 0.5%. The expectation of the Focus Bulletin is that this index reach 4.5% in 2018 and 4.3% in 2019. American Economy Interest Rates Inflation The Monetary Policy Committee (Copom) took into The US inflation index grew in 2017 to 2.1%, as consideration the macroeconomic situation, the well as the expectation for 2018 of 2.5%. The long-outlook for Brazilian inflation and the balance of term expectation in force at the base date was risks, and decided to lower the Selic rate from 1.9% pa Source: Central Bank of Brazil 6.8% to 6.5% pa. The Committee understands that the fall in the expectation of inflation in 2017 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 10 de 65

3 Sector Analysis Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 11 de 65

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Global Cellulose and Pulp Market 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Between 1990 and 2016, global pulp production grew by 11.0% (185.5 million tons) at a CAGR of 0.4%. However, within the period between 2007 and 2009, production was impacted by the international financial crisis, falling 11.3%. Consequently, with the increase of the world’s stocks, the companies reduced their productions. Since these events, the same pre-crisis levels have not been recovered. The United States is the largest pulp producer in the world, representing 26.3% of the total market with 48.5 millions of tons produced in 2016. As a comparison, US production is triple that of Brazilian production. However, in recent years, the United States and Canada have fallen in production, due to the low competitiveness in the international market, compared with other countries that have gained space in this industry. Of the total products derived from pulp, 31.5% are destined for export and the five largest global exporters are Brazil, Canada, Chile, Sweden and the United States, which represent 63.6% of total exports. In 2013, Brazil became the largest exporter, surpassing Canada, mainly to supply the growing Chinese demand, which is the largest importer of pulp in the world. Only China imports 33.0% of the total produced globally, which assists in supplying demand, not only in Brazil, but also in other South American and European countries. Between 2010 and 2016, Brazil tripled the value of its exports, while Chile, which became one of the main players in South America and a major global competitor due to the good adaptability of both eucalyptus and pine pulp production, grew 98.5% during that same period. Another important aspect of the global pulp industry is the low price volatility of eucalyptus pulp in the international market, varying by 8.0% between 2000 and 2017, which is explained by the high flexibility of pulp producers to adjust the production required for pulp production. demand curve, the industry’s slight cost curve and market prices close to producers’ costs. The 10 largest producers of cellulose in 2016 (millions of tons) Productivity of the forests by country (m³/ha/year) Source: EMIS, Bloomberg, Parllaxis Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 12 de 65

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Cellulose in Brazil 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Area of forests planted in In Brazil, the two main sources of wood used for pulp production are pine Brazil (thousands of hectors) and eucalyptus, accounting for more than 92.5% of the volume produced. The country ranks second in the ranking of pulp producers of all types and first, if only eucalyptus pulp is considered. There are two types of cellulose, with different physical and chemical characteristics. The Fibra Longa cellulose is used in the production of papers that demand more resistance, such as those used in packaging, paper and newspaper. The other type, called Short Fiber, derived mainly from eucalyptus, is used for the production of household papers (printing and writing) and sanitary purposes (toilet paper, paper towels and napkins). About 85.0% of the total Brazilian production corresponds to Fibra Curta pulp. In 2017, Brazil had the 7th largest area of planted forests certified, covering 6.4 million hectares. In order to promote economic activities and guarantee supplies to local industries, in July 2017, the Government adopted the Annual Forest Granting Plan (PAOF) for 2018, offering a concession of 1.6 million hectares of public forests in the states of Amazonas, Amapá, Pará and Rondônia. Brazil’s competitiveness in this sector is explained, among others, by natural factors such as abundance of land and favorable climatic conditions / soil for planting eucalyptus trees (72.3% of the total area planted). The increase in eucalyptus productivity in the country is a consequence of the high investment and development of innovations in the biotechnology, genetics and forest maintenance techniques. The result is a productivity gain of 30m3 per hectare per year since the 1970s. As a comparison, this productivity gain enabled the industry to use half of the eucalyptus plantation area for the supply used in China. The production of 1.5 million tons of pulp requires 140 thousand hectares in Brazil, one fifth of the area needed in Scandinavia. Source: Parallaxis, EMIS, FSC (Forest Stewardship Council) Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 13 de 65

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Cellulose in Brazil 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder The largest state of eucalyptus in Brazil is Minas Gerais, with 24.5% of the total planted area, followed by São Paulo (16.7%), Mato Grosso do Sul (15.5%) and Bahia (10.8% %). Between 2015 and 2016, São Paulo and Minas Gerais had decreases in eucalyptus production of 3.1% and 0.4%, respectively. In contrast, Mato Grosso do Sul and Tocantins had growths of 323.0% and 439.0% between the years 2007 and 2016, with CAGR of 15.5% and 20.6%, respectively. Pine production in Brazil is concentrated in only two states, Paraná and Santa Catarina, which represent 77.0% of the planted area of this variety in the country. However, there is a downward trend in the production of this variety for long cutting time (15 years against 7 of eucalyptus) and its profitability compared to eucalyptus. Area of eucalyptus (%) Area of pine (%) PA MA 2.4% 2.9% MT BA BA 3.3% 10.8% 0.2% GO MG 0.5% MG MS 24.5% ES MS 2.3% ES 15.5% SP 4.1% 0.4% 0.2% SP PR 16.7% 7.8% PR 5.2% 42.5% Outros – 9.2% SC Outros – 0% RS 34.5% RS 5.4% 11.7% Source: EMIS, Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 14 de 65

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Cellulose in Brazil 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Production of cellulose in Brazil ( thousands of tons) Between 1991 and 2016, pulp production grew 295.0% in Brazil, with a CAGR of 5.7%, the highest annual growth comparing only the 5 largest pulp producers in the world. If we only consider the period between 2007 and 2017, the growth was 61.9%, with output jumping from 12.0 to 19.4 million tons. In 2018, the growth trend continued in the first three months of the year. Between January and March, pulp production in the country was 5.3 million tons, up 13.0% on the same period last year. The total production value of Brazilian pulp will have a CAGR of 6.1% by the year 2022 due mainly to the increased participation of eucalyptus plantation in the product mix of the companies. In 2017, the volume of pulp exports grew by 2.8% compared to the previous year, rising from 13.5 million tons to 13.9 million tons. The value of exports increased even more significantly, reaching US $ 6.4 billion in 2017, 14.1% higher than in 2016. The factors that supported this movement were the prices practiced in the international market combined with the devaluation of Real, which positively influenced the Source: Parallaxis competitiveness of the Brazilian product. The growth in Chinese and US demand for Brazilian pulp also ensured maintenance levels of Brazilian Projection of exportation of cellulose (US$ millions) exports despite the weakening of the European market. Between 2012 and 2017, the CAGR of the value of exports only to the Chinese market was 15.8%, reaching a total of $ 2.6 billion and 5.5 million tons. Exports to the United States, in the same period, presented a CAGR of 1.5% to a variation in the volume of 3.9%. Source: EMIS Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 15 de 65

10 July 2018 3 Sector Analysis Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Cellulose in Brazil 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Exports of pulp are projected to increase at a CAGR of 3.4% between Projection of importation of cellulose in Brazil (US$ millions) 2017 and 2022, reaching US $ 7.5 billion. This expansion will be due to the strong demand for eucalyptus pulp in developed and developing countries and the low availability of pulp in the global market due to production inefficiencies and the start-up of new plants, especially in China. Since 2013, Brazilian imports have fallen 51.0%, from 430 thousand to 211 thousand tons. Three factors impacted this change: the devaluation of the Real against the Dollar during this period (increasing exports), the growth of pulp production in the country and the development of resistance and use of short-fiber pulp. However, the trend is that imports of pulp will grow at a CAGR of 6.2% between 2017 and 2022, driven by the growing demand from the national pulp paper industry and the production used for the generation of high value products aggregate. Domestic pulp consumption in 2017 grew 1.6% from 6.2 million to 6.3 million tons, mainly due to the recovery in paper production, which increased the use of raw materials in the domestic market. Domestic Source: EMIS demand corresponds to 33.0% of production, with 94.0% coming from domestic production and only 6.0% from other countries. Apparent consumption of cellulose in Brazil (thousands of tons) Source: Parallaxis Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 16 de 65

4 The Company and the Transaction Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 17 de 65

10 July 2018 4 The Company and the Transaction Dashboard 6 Exhibits 1 Executive Summary 7 Appendix General Vision of the Company 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Fibria Fibria was formed from the acquisition of Aracruz Celulose S.A. by Votorantim Celulose e Papel S.A., and was then consolidated and formalized as a company on September 1, 2009. The company is the largest producer of eucalyptus pulp in the world, with a production capacity of 7.3 million tons per year and operating through industrial units located in Aracruz (ES), Jacareí (SP), Três Lagoas (MS) and in Eunápolis (BA), city in which Veracel, joint-operation with Stora Enso, is headquartered. Fibria’s production, which is exported to 35 countries, is generated from 1,056 million hectares of forests, 633,000 hectares of planted forests, 364,000 hectares of preservation areas and 59,000 hectares for other purposes. The pulp manufactured by the company is raw material for different segments of products, among them, education, hygiene, health and cleaning. Global Presence: Timeline: Fibria was created as a result of the acquisition of Aracruz by 2009 Vototantim Celulose e Papel. Start of operations in Horizonte 1 Fibria enters the New Market of 2010 BM&F Bovespa (actual B3) 2012 Fibria affirms their strategy with the Canadian company Ensyn Approval of the expansion project 2015 Horizonte 2, in Três Lagoras—MS Fibria iniciates operations for the 2017 project Horizonte 2 Suzano announces corporate 2018 reorganization with Fibria Source: Site Fibria Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 18 de 65

10 July 2018 4 The Company and the Transaction Dashboard 6 Exhibits 1 Executive Summary 7 Appendix General Vision of the Company 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Suzano Founded 94 years ago by a Ukrainian immigrant named Leon Fefer, the Suzano Group is currently composed of 4 companies from different segments: Suzano Papel e Celulose, Alden Desenvolvimento Imobiliário, MDS Global Insurance & Risk Consultants, and HiperStream, a provider of solutions for data processing and transactional communication. Suzano is a forest-based company, the world’s second largest producer of eucalyptus pulp and the largest manufacturer of household paper in Latin America. It has its administrative headquarters in São Paulo (SP) and operates seven industrial units in Brazil, three in the state of São Paulo (Limeira and two in Suzano), one in Bahia (Mucuri), one in Maranhão (Imperatriz), one in Pará ( Belém) and one in Ceará (Fortaleza). The company has 9,000 employees and 11,000 service providers operating in a forest area of 1.3 million hectares, of which 570 thousand hectares are planted forests (concentrated in the states of Bahia, Espírito Santo, São Paulo, Minas Gerais Gerais, Maranhão, Tocantins, Pará and Piauí). Within the forest base, 542 thousand hectares are of preservation areas. Suzano has also diversified its operations. Through FuturaGene, the company entered the biotechnology sector, becoming the first company in the world to obtain approval for the commercial use of genetically modified eucalyptus, fluff cellulose (used for the production of diapers and absorbents), lignin petroleum products in high value-added applications) and tissue (production of paper for sanitary purposes). In São Paulo, the first factory starts operating The first company Suzano diversifies Leon Feffer starts 1941 Inauguration of in the sector to go operation: operations in the commercial offices in public commercial paper USA, Switzerland and Biotechnology, Fluff, industry 1980 China Tissue and Lignin 1921 2006/2007 2015 1924 1964 1992 2014 Registration approved by the 2018 Board of Trade. Suzano makes their first Inauguration of a new plant Industrial Unit in Suzano announces exportation od Cellulose to in Imperatriz, Maranhão Mucuri, Bahia, corporate reorganization Argentina begins operations with Fibria Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 19 de 65

10 July 2018 4 The Company and the Transaction Dashboard 6 Exhibits 1 Executive Summary 7 Appendix General Vision of the Company 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Suzano Global Presence: Abroad, Suzano Papel e Celulose is present in more than 15 countries. In addition to Brazil, Suzano has a commercial office in China, and subsidiaries in the United States, Switzerland, England, Argentina and 21 distribution centers spread across 3 continents (Asia, North America and Europe). Administrative Headquarters Industrial Unit Source: Site Suzano Source: Site Suzano Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 20 de 65

10 July 2018 4 The Company and the Transaction Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Description of the Transaction 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder The Transaction On March 16, 2018, Suzano and Fibria announced the conclusion of an agreement between Suzano Holding SA and other controlling shareholders of Suzano, with the controlling shareholders of Fibria (Votorantim SA and BNDES Participações SA), regarding the realization of the combination of the base shareholders’ equity through a corporate reorganization. This reorganization will result in the conversion of Fibria into a wholly owned subsidiary of Suzano and the receipt by all Fibria shareholders of (i) a portion of approximately R $ 29.0 billion, to be adjusted and paid as provided in the Protocol and Justification of the Transaction, and (ii) 255 million of new common shares issued by Suzano, to be adjusted as provided for in the same Protocol. The resulting company will have 37,000 employees (direct and third party), with assets in Brazil and abroad. In total there will be 11 industrial units, reaching 11 million tons of pulp and 1.4 million tons of paper. The annual export volumes will total R $ 18 billion and investment of R $ 6.4 billion projected for the year 2018. Controllers of the two companies defined that Fibria’s shareholders will receive R $ 52.50 per share, adjusted by the CDI until the date of consummation of the transaction. In addition, it will receive 0.4611 Suzano common stock, adjusted according to transaction documents. After the conclusion of the operation, which will only happen after the approval of the Shareholders’ Meetings of the two companies and the analysis of the regulatory agencies, the resulting company will become the largest agribusiness company in the country and the fifth largest non-financial company in Brazil. New shareholder composition: Suzano Papel e Celulose Other Shareholders BNDESPar (11.1%) Votorantim (5.6%) (46.4%) (36.9%) Suzano Papel e Celulose S.A. (100%) Fibra Celulose S.A Source: Site Suzano and Economia Estadão Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 21 de 65

5 Valuation of Shareholder Equity at Market Prices Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 22 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Assets 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main assumptions: [a] Cash and cash equivalents: cash or cash equivalents, represented by national currencies and includes balances of accounts invested abroad. ï¶ Adjustment criteria: There were no adjustments made to the account. Given the nature of the assets. [b] Securities: it is composed of securities invested in investment funds, public and private securities, over 90 days. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, securities are considered financial instruments and are presented in the balance sheet at their fair value. [c] Derivative financial instruments: instruments contracted with hedging strategy and derivatives embedded in a contract for the purchase of standing timber. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, derivative financial instruments are considered financial instruments and are presented in the balance sheet at their fair value. [d] Accounts receivable: consists of customers in the country and customers abroad. ï¶ Adjustment criteria: for the measurement of the fair value was considered the term of receipt of each account receivable brought to the present value through the Selic rate of the period. For more details see Annex 2. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 23 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Assets 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main assumptions: [e] Inventory: consists of finished products, products in process, raw materials, warehouses, imports in progress. ï¶ The market adjustment for inventories considered only the adjustment of the finished products, since these represented 63% of the book value, and that another account, raw materials (29% of book value) is already measured at fair value at the time of wood cutting. ï¶ The fair value of finished products was determined as the value of the sale of products, net of selling expenses incurred and a reasonably calculated margin for commercial activity. For more details see Annex 3. [f] Recoverable Taxes: are composed of withholding taxes and in advance of taxes; ICMS to be recovered; IPI to recover; reimburses program credits; PIS and COFINS to be recovered; and provision for loss of ICMS credits. ï¶ The expected tax adjustment was recovered for the next 5 years of present value through the average Selic rate expected for the next 5 years. For more details see Annex 4. [g] Other assets: They are composed of operational non-metals. ï¶ Adjustment criteria: not updated or account balance, in relation to its low representation (0.7%) in relation to total assets.compostos por produtos acabados, produtos em processo, matérias-primas, almoxarifado, importações em andamento. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 24 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Assets 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main assumptions: [h] Related parties: refers to a loan to Votorantim S.A., one of the Company’s parent companies. ï¶ Adjustment criteria: the account balance was not updated, due to its low representation (0.03%) in relation to total assets. [i] Advances to suppliers: consists of advances made to suppliers of wood. ï¶ Adjustment criteria: the balance was updated considering the total amount of timber foreseen for the conversion of these advances, and the market price of wood by region at the base date of the analysis. For more details see Annex 5. [j] Judicial deposits: deposits under guarantee, taxes and contributions sub judice. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.5%) in relation to total assets and the fact that these deposits are mostly adjusted by CDI. [k] Deferred taxes - assets: presents the net balance of deferred tax assets and liabilities. Composed mainly of: tax losses and negative basis; provision for contingencies; exchange rate variations by cash basis, use of goodwill amortized fiscally, reforestation costs already deducted for tax purposes; among others. ï¶ Adjustment criteria: the amount of tax losses and temporary differences was brought to present value, based on the schedule of realizations estimated by Management. The provision for tax amortized goodwill was disregarded and the other amounts were considered without adjustments. For more details see Annex 6 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 25 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Assets 4 The Company and the 5 Valuation of Shareholder Assets (R$ millions) Main assumptions: [l] Investments: consists of joint venture and other investments. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.4%). [m] Biological assets: composed of the totality of own forests in development, or point of consumption. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IAS 41, the biological assets presented in the balance sheet are measured at fair value. [n] Fixed assets: consists of land; properties; machinery, equipment and facilities; immobilized in progress; vehicles; furniture; and computer equipment. ï¶ Adjustment criteria: the fair value of these assets was estimated through a specific evaluation. The list of assets evaluated, methodologies and results are presented in Annex 7. [o] Intangible assets: consisting mainly of goodwill arising from the acquisition of Aracruz; and some assets related to the implementation of systems; right of exploitation; database; supplier relationship—chemical products; intangible in progress and trademarks and patents. ï¶ Adjustment criteria: goodwill and software development and deployment had their values written off because they did not individually have market value. The remaining values were kept unadjusted due to their low relevance. For more details see Annex 8. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 26 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Liabilities 4 The Company and the 5 Valuation of Shareholder Liabilities (R$ millions) Main assumptions: [p] Loans and financing: consists of loans made in national and foreign currency with BNDES, FINAME, BNB, CRA, FINNVERA and others. ï¶ Adjustment criteria: The fair value adopted was that disclosed by Fibria in the Financial Statements of the base date. According to the notes to these financial statements, the fair value of the financial liabilities related to the loans, whose accounting balances are measured at amortized cost, is calculated in two ways: (i) the fair value of the bonds is obtained by the secondary market. The value used is a closing average calculated by Bloomberg; (ii) for other financial liabilities that do not have a secondary market or for which the secondary market does not have sufficient liquidity, the measurement is based on the present value, using the market projection for post-fixed rates and data contractual provisions for fixed-rate securities, brought to present value at the current market rate, also considering the Company’s credit risk. The fair value of loans and financing is classified in Level 2 in the fair value hierarchy. [q] Derivative financial instruments: instruments contracted with protection strategy and derivatives embedded in a contract for the purchase of standing timber. ï¶ Adjustment criteria: There were no adjustments made to the account. In accordance with IFRS 9, the derivative financial instruments presented in the balance sheet are measured at fair value. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 27 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Liabilities 4 The Company and the 5 Valuation of Shareholder Liabilities (R$ millions) Main assumptions: [r] Accounts payable to suppliers: consists of accounts payable in national currency with related parties and third parties; and accounts payable in foreign currency, generated mainly by the take or pay agreement agreed with Klabin. ï¶ Adjustment criteria: the expected amount of accounts payable for the next 2 years was brought to present value, through the average Selic rate expected for the next 2 years. For more details see Annex 9. [s] Salaries and social charges: consists of social security accounts payable and provisions for 13th salary, holidays and other items. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [t] Taxes and fees payable: consists of income taxes, social contribution, contributions and indirect taxes payable. ï¶ Adjustment criteria: the balance of the account was not updated due to its low representation (0.3%) against total liabilities. [u] Dividends payable: parts of the company’s profit that will be distributed to its shareholders. ï¶ Adjustment criteria: the balance of the account was not updated, due to its low representativeness (0.7%) against total liabilities. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 28 de 65

10 July 2018 5 Valuation of Shareholder Equity at Market Prices Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Consolidated Financial Statements 2 Macroeconomic Analysis 3 Sector Analysis Balance Sheet Liabilities 4 The Company and the 5 Valuation of Shareholder Liabilities (R$ millions) Main assumptions: [v] Other accounts payable: are composed of provision for profits; benefits to employees; provision of inputs for forest formation; other bills to pay; and other obligations. ï¶ Adjustment criteria: there were no adjustments made to the account balance due to the composition and nature of the assets. About 25% of the total value of this asset represents actuarial liabilities with retiree health insurance, item already measured at fair value. [w] Tax benefit adjusted to market prices—Adjustments at Market Prices: Deferred Income Tax. ï¶ Calculated considering the regulatory rate of 34% of IR & CSLL on all adjustments at market price. [x] Contingency provision: it is composed of tax, labor and civil lawsuits. ï¶ Adjustment criteria: for labor contingencies, the Company announces that it accounts for all the shares based on the historical percentage of losses. In this way, we understand that there is no value adjustment in this case. For tax and civil contingencies, the Company accounts for the total amount of cases considered as probable loss by its lawyers. We maintained this criteria for probable contingencies and, for those considered with possible loss (with a probability of loss estimated by the lawyers between 10% and 49%), the recognition criteria was determined as 10% of the adjusted fair value of the shares. Since the contingencies with loss considered remote are not disclosed by the Company, no value has been assigned to them. For more details see Annex 10. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 29 de 65

6 Exhibits Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 30 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 1 – Consolidated Balance Sheet 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Balance Sheet (R$ millions) Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 31 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 2 – Accounts Receivable 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Accounts Receivable (in BRL millions) Book Value (31 de março de 2018) 1,281 Fair value adjustment (16) Fair Value of accounts receivables 1,264 Main assumption: The account is comprised of accounts receivable from customers in Brazil and abroad, net of provisioned losses, from April 2018 and January 2019. For the measurement of the fair value of accounts receivable, each account was brought to present value using the Selic rate expected for the same period. BRL millions Book Value Fair Value Clients in Brazil 192 Clients Abroad 1,095 Provision for Impairment (6) Total accounts receivable 1,281 1,264 Value recommendation: As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of accounts receivable is BRL 1,264 million, generating a reduction of BRL 16 million. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 32 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 3 – Valuation: Inventory 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Finished Goods Inventory (in BRL millions) • Commercial Expenses: Expenses that reflect the activities involved for the sale of products, Book Value (March 31, 2018) 1,637 including sales staff, commissions and freight. On the base date, selling Fair value adjustment 543 expenses represented 4.6% of net revenue Fair value of finished goods inventory 2,180 • Margin on sales activity: The operating margin was 20.6% in 2017, which implies an applicable mark-Main assumptions: up on costs and expenses of 24.6%. We consider this mark-up to be equally applicable to all costs and expenses of the Company. We identified that the relevant values in inventory on the base date refer to the inventory of raw materials (29%) and inventory of finished products • Cost of keeping goods in stock: (63%). Since the main raw material, wood, is treated at fair value at the time Calculated based on the weighted cost of Fibria’s debt, 7.3% a. a., and the of cutting, it was agreed with Management that fair value adjustments would average permanence of the products in stock. consider only the finished products. Book Value of Inventory (BRL millions) Inventory turnover was estimated based on the days of the finished product stock in relation to operating costs on the base date. The stock turnover of Raw Material 746 finished products was estimated at 7.5x per year, or permanence of about Work in Progress 25 48 days. Finished Goods 1.637 Warehouse 177 Sales Price 1,637 ÷ 70.3% =2.330 Pending Imports 4 Commercial Expenses 2,330 4.6% 100.0% (106) × × = Total 2.589 Margin on Sales Activity 106 × 24.6% = (26) The fair value of finished products was estimated as the sales value of these Cost to Maintain Stock 1,637 × 7.3% ÷ 7.5x = (16) products, net of selling expenses to be incurred and a margin reasonably attributed to commercial activity. For the margin estimate, we used the Fair Value (rounded) 2.180 results made in 2017 to eliminate the effects of seasonality in the first quarter of 2018, as quoted in the company’s financial statements. • Value recommendation • Sale price : As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the preliminary fair value of the The value of the inventory based on the selling price was estimated finished products stock is BRL 2,180 millions, generating a stock value considering that on March 31, 2018 the costs of the merchandise sold increase of BRL 543 millions. represented 70.3% of net revenue. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 33 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 4 – Valuation: Recoverable Taxes 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Recoverable Taxes (in BRL millions) Value recommendation: Book Value (March 31, 2018) 2.134 Based on the base date and on the results and assumptions above, our Fair value adjustment (261) recommendation for the fair value of taxes is R $ 1,873 million, generating a reduction of R $ 261 million. Fair value of recoverable taxes 1.873 Main assumptions: Retained Tax and CSLL, ICMS to be recovered, IPI to be recovered, Credits of the reintegration program, PIS and COFINS to be recovered and Provision for loss of ICMS credit. The management of Fibria stimulates the amount recovered between 2018 and 2022. For a measurement of the fair value of recoverable taxes, the estimated value for the next 5 years was brought into present value through the average Selic rate expected for the same period. 2018 2019 2020 2021 2022 Recoverable taxes 272 738 946 18 160 Discount factor 0.97 0.91 0.85 0.79 0.73 Present value of recoverable taxes 264 674 804 14 118 Far Value (rounded) 1.873 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 34 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 5 – Valuation: Advances to Suppliers 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Advances to Suppliers (in BRL millions) Book Value (March 31, 2018) 664 Value by region (BRL millions) Book Value Fair Value Aracruz – average price 154.66 158.14 Fair value adjustment (18) Aracruz – maximum price 69.35 63.79 Fair value of advances to suppliers 646 Jacareí – average price 10.97 17.22 Jacareí – average price 8.55 7.35 Mato Grosso do Sul – average price 194.28 178.25 Main assumptions: Mato Grosso do Sul – average price 24.15 20.96 The advance to suppliers account is related to the forest producer program. Rio Grande do Sul – average price 56.18 55.22 The program is a partnership with rural producers, started in 1990 in the Veracel—average price 68.55 57.28 State of Espírito Santo and extended to the states of Bahia, Minas Gerais, Subtotal 586.69 558.21 São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, for Provision/loss Aracruz (8.00) the Eucalyptus forests in partner lands. Through the program, Fibria Provision/loss Jacarei (2.65) provides technology, technical assistance, inputs and financial resources, Plus Valia Fomentos CPC 15 87.68 87.68 according to the modality of the contract, thus guaranteeing the supply of Total 663.72 645.89 wood inputs for its pulp production. These advances will be reimbursed for the delivery of timber by the (encouraged) forest producers. Given this context, Fibria’s management provided us with the total amount of wood that would be converted by the account balance on the base date, sorted by region and price ranges (minimum range, average range and range maximum). For the estimation of the price of the wood were considered average ranges of market prices by region. Value recommendation As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of the advances to suppliers is BRL 646 million, generating a reduction of BRL 18 million. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 35 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 6 – Valuation: Deferred Tax Assets 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Deferred Taxes (in BRL millions) Value recommendation: Based on the base date and based on the results and assumptions, our Book Value (March 31, 2018) 451 recommendation for the fair value of differential taxes is R $ 680 million, Fair value adjustment 229 generating an increase in the amount of R $ 229 million. Fair value of deferred tax assets 680 Main assumptions: The composition of the deferred tax account is on the side. The management of Fibria provided an expectation of accomplishing the tasks with the fiscal year and a negative base of social contribution and the temporary ones, based on the projections of future taxable profits, as shown next. To obtain a measurement of the credit value, the amount issued was brought to a present value, using the average Selic rate expected for the same period. The tax benefit has not been fully amortized in view of the nature of the liability, and not its realization in the context of the assessment. The other securities were advanced at book value. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 36 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 7 – Valuation: Tangible Assets 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder 1 Notas: Class NBV Adjustments Market Value [1] The Netbook Value (NBV) was included for illustrative purposes only and reconciles with the amount reported in Real Properties the balance sheet and in the Fixed Assets register list Land 8.380 101.080 109.460 was provided by Fibria, on the valuation date March, Buildings and improvements 1.988.827 1.137.944 3.126.772 31st. Subtotal 1.997.207 1.239.024 3.236.232 [2] The class of Rural Improvements includes all Agricultural Properties improvements related to the farms owned by Fibria. [3] The class of third parties improvements contemplates Land 1.642.702 3.047.290 4.689.992 the improvements made by Fibria outside farm areas, for Rural Improvements2 104.716 (21.607) 83.109 example improvements made in nearby cities (college, health center, etc). Third Party Improvements3 6.844 (6.844)—[4] The Offshore account refers to the value of the fixed Subtotal 1.754.262 3.018.839 4.773.101 assets register list of all the offshore companies Personal Property controlled by Fibria, that the management could not provide the asset by asset list. Machinery and Equipment 8.565.157 2.345.449 10.910.606 [5] Excluded items refer to intangible assets, items with Installation 1.681.089 495.189 2.176.279 costs less than zero, inventory of raw materials and Agricultural Equipment 261.294 112.275 373.569 differences related to taxes, and / or accounting 154.686 reconciliation. Vehicles 133.786 20.900 [6] Balance Adjustments refer to an amount addition that Computer Equipment 39.641 256 39.897 could not be found in the fixed assets register list, when Furniture & fixtures 28.522 7.558 36.080 compared to the balance sheet and balance sheet Subtotal 10.709.489 2.981.628 13.691.118 values of the financial statement of March 18, without a justification by management. Others Softwares 58.152 9.452 67.604 Work of Art 3 (0) 3 Subtotal 58.156 9.452 67.608 Construction in Progress 274.751 (368) 274.383 OffShore4 10.093 (10.093) -Excluded5 306.128 (306.128)—Balance Adjustments6 65.605 (65.605)—Total 15.175.691 6.866.750 22.042.441 The information about the classes listed above, assumptions and methodologies used can be found in Appendix B, C, D, E and F of this report. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 37 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 8 – Intangibles 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Main assumptions: The composition of the intangible asset is presented above. For goodwill related to the future profitability of Aracruz, due to the methodology for calculating Shareholders’ Equity at market prices which considers assets individually, and to the fact that goodwill for future profitability does not individually have market value, this asset has been written off . It should be noted, however, that this goodwill has part of its value reflected in the market price adjustment of the assets of the Aracruz Unit recorded in Fibria’s consolidated balance sheet. As for the costs of developing and deploying the system, these also have no market value, so they have also been eliminated from the balance of intangible assets. The remaining items were not adjusted due to their low relevance to the Company’s total assets. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 38 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 9 – Valuation: Accounts Payable to Suppliers 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Accounts Payable Suppliers (in BRL millions) Value recommendation Book Value (Macrh 31, 2018) 2,464 As of the base date and based on the parameters and assumptions mentioned above, our recommendation for the fair value of the accounts Fair value adjustment (3) payable to suppliers is BRL 2,462 millions, generating a reduction of BRL 3 Fair value adjustment for accounts payable to millions. suppliers 2,462 Main assumptions: The accounts payable to suppliers account consists of accounts payable in national currency with related parties and third parties; and accounts payable in foreign currency, generated mainly by the take or pay agreement agreed with Klabin. The take or pay supply contract provides Fibria with differentiated conditions in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, with prices prevailing under market conditions. For the measurement of the fair value of this liability, the expected amount of accounts payable in local currency was brought to present value, using the average Selic rate expected for the period. For the accounts payable in foreign currency, these were adjusted for the expected exchange variation and brought to present value by the average Selic rate expected for the period Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 39 de 65

10 July 2018 6 Exhibits Dashboard 6 Exhibits 1 Executive Summary 7 Appendix Exhibit 10 – Valuation: Provision for Contingencies 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Possible Contingent Liabilities* (in BRL millions) Fiscal Contingencies 7,496 7,496 Civil Contingencies 2,257 2,257 % probability of possible actions 10.0% 50.0% Fair value of contingent liabilities (rounded) 975 4,876 (*) Amounts disclosed in the financial statements as of December 31, 2017. In the statements for Q1 2018, the Management reports that there were no material changes in the lawsuits in progress. Main assumptions: As discussed with management, the contingent liabilities were valued at fair value for purposes of the work performed. For contingencies of a labor nature, the Company discloses that it accounts for the totality of shares based on the historical percentage of losses. In this way, we understand that there is no value adjustment in this case. For tax and civil contingencies, the Company accounts for the total amount of cases considered as probable loss by its lawyers. We maintained this criteria for probable contingencies and, for those considered with possible loss (with a probability of loss estimated by the lawyers between 10% and 49%), the recognition criterion was determined as 10% of the adjusted fair value of the shares. Since the contingencies with loss considered remote are not disclosed by the Company, no value has been assigned to them. Value recommendation Our recommendation for the preliminary fair value of possible contingent liabilities is BRL 975 millions. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 40 de 65

7 10 July 2018 Appendix Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 41 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix a. General Declaration of Limitations 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder 1. Our analysis is based on information provided by the Company’s management. According to the professional practices, the analysis is derived from the application of the Income Approach using the Discounted Cash Flow methodology. 2. In order to achieve the objective of the Valuation of Shareholder’s Equity at the market price of Fibria, procedures were always applied based on historical, economic and market facts in force on March 31, 2018. 3. The comments presented in this Report were developed by professionals of the EY with information provided by the Administration, as well as external Sources, when indicated. 4. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in Fibria as well as in Suzano, characterizing their independence. The estimated fees for the execution of this work were not based and have no relation with the results reported here. 5. This work was developed based on information provided by the Company’s management, which were considered true, since any type of audit procedure is not part of the scope of this project. Because it has not performed audit procedures, EY can not assume responsibility for the historical information used in this Report. 6. It was part of our work to obtain information with Fibria that we believe to be reliable, being the responsibility for its truthfulness exclusively of the Company’s management. 7. No investigations have been carried out on Fibria’s title deeds, nor any verification of the existence of liens or encumbrances; 8. EY has no responsibility to update this Award for events and circumstances occurring after the base date. 9. Our work does not contemplate any process of auditing, due diligence and / or tax advice and, therefore, we do not consider in this Valuation any contingencies that are not registered by Fibria at the base date. 10. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 11. The value per quota was not calculated, nor was any control premium considered in Valuation. Therefore, it was considered that Fibria’s estimate of fair value / investment represents 100% of its shares. 12. We have not had the opportunity to expose Fibria’s business or assets individually or jointly to the market. As a result, we could not conclude whether there are potential buyers who wish to pay a fee for the deal that exceeds our estimate. 13. This Award has been prepared for the purpose described in our agreement, and should not be used for any other purpose. EY will not assume any responsibility for any third party nor in case the Award is used outside the stated purpose. 14. Some historical financial information used in our Valuation was derived from audited and / or unaudited financial statements and is the responsibility of Management. The financial statements may include disclosures required by generally accepted accounting principles. We do not perform an independent verification of the accuracy or completeness of the data provided and we do not give our opinion or any kind of guarantee as to its accuracy or completeness. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 42 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix a. General Declaration of Limitations 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder 15. We do not assume any responsibility for any accounting or fiscal decisions, which are the responsibility of the Administration. We understand that the Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 16. Any user of this Report must be aware of the conditions that guided this work, as well as the market and economic situations in Brazil, on the Valuation base date. 17. According to our agreement, prior to the issuance of the Final Report, Suzano will send us a signed representation letter, confirming that it agrees with EY regarding the main assumptions adopted in the Valuation analyzes of the Company. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 43 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix b. Personal Property 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Personal Property The valuation of the personal property was performed following the standards promulgated by ABNT – Brazilian Association of Technical Standards, NBR 14.653 on its parts: 1 – Procedimentos Gerais – General Procedures; 5 – Máquinas, equipamentos, instalações e bens industriais em geral – Machinery, equipment, installation and general industrial assets; Valuation methodology selection and analysis We considered the cost approach and the methods that comprise this approaches. For the valuation of the personal property, the income Approach was considered to be inappropriate and was not used because individual income streams could not be allocated reasonably and effectively to each of the individual assets. Application of the cost approach Using this method we consider the value associated with installation, freight, engineering and nationalization where applicable. In applying the cost approach, we first determined current replacement or reproduction cost estimates for the applicable assets using the direct and indirect methods, respectively. Estimates of RCN, by definition, include both direct and indirect costs associated with each asset including materials or equipment, freight, installation and commissioning labor. Calculation of the RCN under the direct method The initial step in our cost approach analysis was to develop a complete RCN estimate for the pulp production line, included in the scope of our analysis based on the technical data of equipment and production capacity metrics. For the pulp production lines, we developed a RCN based on contacting suppliers in order to obtain a turn key estimative, including all engineering, foundation and installation costs. This kind of estimative consists in obtain all the costs related to all machineries, installations, civil construction and all assets used to start a pulp production. Calculation of the reproduction cost new under the indirect method We have applied the indirect method of the cost approach to value the assets that were not valued by the direct method of the cost approach. Under this method, the reproduction cost new for each asset or group of assets was estimated by indexing historical costs recorded in the assets list based on asset type and acquisition date. These costs generally included the base cost of the asset, any additional considerations regarding freight, duty, local delivery, installation and commissioning and indirect costs such as engineering, procurement, construction management and borrowing costs as appropriate and applicable. The price adjustment/index factors used in our analysis were derived from inflation and monetary indices published by Getúlio Vargas Foundation for Brazil trends purposes and inflation. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 44 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix b. Personal Property 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Physical deterioration and obsolescence As some of the assets have been in use over varying periods of time, it is reasonable to assume that an asset’s market value is something less than its replacement or reproduction cost new. Therefore, allowances were made for physical deterioration as well as functional and economic obsolescence as they might apply. Physical deterioration Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relationship between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; The NUL estimations used in the valuation of the personal property were based on discussions with the respective engineering personnel of Fibria, our physical inspections, various published sources, and our experience valuing similar assets. Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the cost approach analysis, we utilized the following physical deterioration curves: Straight-line depreciation profile—A linear consumption of utility of an asset over its useful life Iowa-type survivor curves – Derived to measure the economic utility of an asset in relation to its economic life and consider allowances to accruing costs of routine maintenance and general upkeep of the assets. The Iowa curve method is based on a study and research conducted by Iowa State University. This method uses an age-life concept which measures the physical loss in value attributed to a reduction in the quality of a given type of asset remaining in service or use over a given period of time. The period of time is measured from the point at which the unit is first put into use until it is removed from service. In addition, as a consequence of wear and tear, an asset is increasingly more costly to operate over time and accruing maintenance costs result in a decrease in the overall utility of a given asset. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 45 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix b. Personal Property 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder In relation to the assets valuation, we considered the useful life, depreciation method and residual factor indicated in the following table: Depreciation Class UL (Years) Hold Factor Method Machinery and Equipment 20 Iowa (R2) 10% Agricultural Equipment 8 Iowa (R2) 10% Installations 20 Iowa (R2) 10% Vehicles 5 Linear 30% Computer Equipment 5 Linear 3% Tools 5 Linear 5% Furniture and Fixtures 10 Linear 5% Softwares 5 Linear 3% Functional obsolescence Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Excess capital cost, which is the difference between reproduction and replacement cost, measures the decreased capital investment needed by a replacement asset to produce the same or similar output or product as that of the subject asset. This form of obsolescence is observable in newer technologies and construction costs that are typically less expensive than the current assets. Excess operating costs are based on the assumption that it is less expensive to operate and maintain replacement assets than to utilize the assets currently owned. Economic obsolescence Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. Based on our analysis of historical production installed capacities we have not identified any additional economic obsolescence and as such have not made any further adjustments to the personal property with regard to economic obsolescence. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 46 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Real Property The methods and procedures used to perform this engagement were based on the principles and guidelines established in the Brazilian standards published by ABNT—Brazilian Association of Technical Standards, NBR 14.653 in its parts: 1 – Procedimentos Gerais – General Procedures; 2 – Imóveis Urbanos – Urban Real Property; and 3 – Imóveis Rurais – Rural Real Property. According to these regulations, real estate properties can be evaluated based on the income approach method, involutive method, cost approach method and the market approach method, and also by the combination of the last two methods being linked to a factor of commercialization. While all of these methods can be considered in the assessment, the type of the assets and the availability of data and information will dictate which method -or methods—will be used to estimate the market value of each asset. Market Approach This methodology is used when there is an active market of real estate properties in the region of the evaluated property and also the possibility of obtaining comparatives with characteristics that are similar to that one. Moreover, this method captures the loss of value of the asset from all the forms of depreciation inherent in it. Specifically in the case of real estate properties, an analysis is made in the real estate market of the region on recent sales or current offers of similar properties (comparative) to the real estate included in the present work. The comparatives obtained from the market are provided by a wide variety of sources, such as: property owners, real estate brokers, real estate agents and / or through public consultation sources. These assumptions are considered as “good and valid”. This method identifies the market value of an asset by means of the technical treatment of attributes of the comparable elements constituents of the sample. In the market approach method by treatment by factors, the homogenization of the comparative sample is performed through factors and criteria for adjusting the differences between the property included in the analysis and the comparative ones, with the subsequent statistical analysis of the homogenized results. The choice of factors to be treated must be made so that they can be identified and analyzed in what way they influence the formation of real estate values. The treatment by factors is applied preferentially in homogeneous samples, that is, with characteristics that are closest possible to the property being evaluated. The adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed as detailed in the next page: Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 47 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder REAL PROPERTIES / AGRICULTURAL PROPERTIES (LANDS*) Refers to the influence of different size dimensions over the price of Area Factor comparable and subject property. It is related to comparable’ s data source (market offer, realized sale or Offer broker’s opinion of value). For comparable which are being offered in the Sale / Offer market, a discount is applied on the price due to the elasticity of negotiation often observed in the market. Brazilian Appraisal standard recommend a Sale discount of 10% applied to the listed price. Road Arterial Access Factor Adjustments based on the property quality of access. Collector Secondary Great Adjustments based on the value range of properties due to its proximity to the Good Location Factor city, industrial centers and proximity to highways. In our research we considered the river. Regular Bad Flat Declivity up to 5% Topography Factor It is based on the topography, when there’s a difference between the subject Declivity from 5 a 10% Real Property property and of the comparable. Declivity from 10 a 20% Declivity over 20% Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 48 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*) Yes Refers to the availability of urban infrastructure in Infrastructure Factor the property. No Commercial Weighting referring to the region and zoning of the Residential Vocation Factor city in which the comparatives and the property evaluating is inserted. Industrial Port Building standards: Warehouses, office, house Refers to the constructive pattern present and apartment Building Standards Factor between the comparatives and the property evaluated. Range: Maximum, medium and minimum Depreciation Factor Refers to the state of conservation of comparatives and the property assessed. Agriculture Typology of the cultivation on the property related to the profitability of the agricultural product. In Reforestation Occupation of Soil Factor this factor, the occupation of legal reserve areas determined by law were also Pastures considered. Native Forests or Reservation Very Clay soil Clay soil Refers to the granularity and agglomeration Soil Texture Factor of soil constituent particles present in the Average soil region of analysis. Silty soil Sandy soil Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 49 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... REAL PROPERTIES / AGRICULTURAL PROPERTIES (LAND*) Flat Refers to the valuation or devaluation of the Slightly Wavy Topography Factor terrain with elevation or depression, or Agricultural Property Wavy slope. Very Wavy Paved road with double lane Paved road with single lane Discrepancies regarding the quality of access Access Factor routes and, consequently, logistics are Rural road in good conditions rectified by the application of this factor Rural road in bad conditions on rainy season Rural road in bad conditions High rainfall index Water Factor Regional rainfall distribution. Average rainfall index Low rainfall index *The analysis were based on the raw land concept. Thus, the farms scope of this valuation werer considered without any structures (as buildings and improvements) and any biological assets. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 50 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Cost Approach In applying the cost method, the estimation of the substitution value or replacement or reproduction cost of the assets (RCN) using the direct or indirect methods is first determined. For the determination of the RCN of the buildings and improvements in the industrial sites the direct method was used and the indirect method for the buildings and improvements in the other localities. Calculation of the RCN under the direct method This method identifies the replacement cost new (RCN) of the buildings and Improvements by synthetic or analytical budgets from the quantities of services and its direct and indirect costs. We used the Cost Approach to estimate the fair value of buildings and improvements. The unitary costs were obtained from public sources such as Sinduscon, construction magazine PINI and SINAPI (Sistema Nacional de Pesquisa de Custos e Índices da Construção Civil). The initial step is to develop an estimate of RCN of each building and improvement through one or more unit costs, according to the procedure: Basic Unit Cost (“Custo Unitário Básico – CUB”) R8N published by Sinduscon: the main indicator of the real estate sector, the Basic Unit Cost is calculated monthly by the Real Estate Industry Unions of each state. PINI Building Cost (“Custo PINI de Edificação – CUPE”) published by PINI Magazine : Study of unit cost of buildings by PINI Magazine. Unit costs published by SINAPI and PINI: where applicable, unit costs of materials and / or labor were used in the estimation of the RCN of improvements such as paving, railways or maritime ports, for example. For unitary costs published by Sinduscon, called CUB (“Custo Unitário Básico”), we performed adjustments according to the building type and construction characteristics, according to studies prepared by IBAPE São Paulo. The unit costs used refer to the valuation date of the work or to the date closest to it (if not disclosed for valuation date). BDI costs (percentage of benefits and indirect costs related to the direct cost of a construction or improvement), when applicable, were also included in the percentage of 25%. After the estimate of the RCN, the fair value is determined by applying a depreciation rate calculated, in general, according to the age and useful life of the asset. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 51 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix c. Real Property and Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Physical deterioration and obsolescence Our estimation of physical deterioration was primarily conducted under the age/life concept. Under this concept, the physical loss in value is attributed to the relation between the estimated useful life of an asset and its remaining useful life at a given point in time. The key definitions in this regard are as follows: Normal useful life (NUL) – The life, usually in terms of years, that an asset will be used before it deteriorates to an unusable condition or is retired from service. Chronological age (CA) – The portion of an asset’s life elapsed since it was originally placed into service. Effective age (EA) – The age of an asset indicated by its actual condition, which may or may be not equal to the CA. Conservation – “situation of the physical characteristics of a property, at a certain moment, as a result of its use and the maintenance to which it was submitted. “ . Remaining useful life (RUL) – The period over which an asset will remain in use before it is retired from service; Different physical deterioration profiles are known and widely used in practice that operate under the basic concepts outlined previously. In the Cost Approach analysis, we normally adopt the following physical deterioration profiles: Straight-line depreciation profile—A linear consumption of utility of an asset over its useful life; Ross-Heidecke—considers the maintenance conditions, the actual age and the useful life of the constructions. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Functional obsolescence can be attributable to excess capital or operating costs associated with an asset or group of assets. Economic obsolescence is the loss in value caused by adverse conditions external to the assets, such as poor market demand for the product or service, industrial reorientation, unavailability of transportation and governmental regulation. The methodology applied to estimate the physical deterioration of the buildings and improvements was the Ross-Heidecke method for the ones that the actual age was determined, and the Straight-line for those that the apparent age was considered. Based on our analysis and site inspections, we have not identified any additional economic and functional obsolescence, therefore, we have not made any further adjustments to the real property about these depreciations. The details of the analysis such as the homogenization and building and improvements valuation are in an Excel file, integrant part of this report. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 52 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix d. Personal Properties Assumptions 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder The valuation of Personal Properties included all the assets included in the following classes: machinery and equipment, agricultural equipment, furniture and fixtures, computer equipment, tools and softwares. The Valuation date is : 03/31/2018 The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 5 – Capital Equipament e also by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate personal property assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at Três Lagoas and Aracruz units from May 28th to 30th, 2018 and at Jacareí unit from June 04th and 05th, 2018. During inspections, we consulted those responsible for the respective units, in order to understand procedures related to the production of pulp as well as technical specifications related to the personal properties, their maintenance policies and possible obsolescence. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of personal properties, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and acquisition of new equipment in order to understand processes, discuss the replacement costs and request technical data of the sites that were not inspected, among others. Estimative of the Replacement Cost In the course of our valuation, we contacted suppliers of equipment as well as our internal databases on personal property. During these conversations, we discussed current market demand for asset types under evaluation, as well as estimates of replacement cost value for new equipment and market value for refurbished or used equipment. We have also researched a number of publicly available sources of information on cost trends, useful lives and technological changes in the industries in which the assets operate Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 53 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder The evaluation of real estate properties from Fibria industrial sites, considered the sites located in the cities of Três Lagoas, Mato Grosso do Sul, Aracruz, Espírito Santo and Jacareí, in São Paulo. In addition, the valuation also included other urban properties from Fibria, located in the cities of Caravelas and Eunápolis, Bahia, Conceição da Barra and Marechal Floriano, in Espírito Santo, Engenho Novo, in Rio de Janeiro, in the cities of São Mateus, Taubaté and Peruíbe, in São Paulo and Aparecida do Taboado, in Mato Grosso do Sul. The Valuation date is : 03/31/2018. The evaluation was carried out following according to the norms promulgated by NBR 14.653 in its part 2—Urban Real Estate and by IBAPE (Brazilian Institute of Engineering and Technical Inspection). Valuation Procedures: In order to properly evaluate real estate assets, we have established a work plan that included the following items and procedures : • Sample technical inspection ; • Conference calls, meetings and e-mail exchanges; • Research to estimate replacement cost; • Selection of evaluation methodology and analysis; • Discussion and review of results; • Elaboration and emission of the final report Site Inspection: We conducted site inspection at Três Lagoas and Aracruz units from May 28th to 30th, 2018 and at Jacareí unit from June 04th and 05th, 2018. During inspections, we consulted those responsible for the respective units, and discussed the perceived changes that could impact on the use of the property in addition to discussing points such as constructive type, age, observed physical condition, current use and future utility. Conference Calls, meetings and e-mails exchanges We consulted Management and Engineering to gather the necessary information in order to carry out the evaluation of real estate, including meetings, conference calls and e-mail exchanges with those responsible for the respective areas involved in the construction and renovation of the units, in order to understand the constructive pattern of assets; request technical data, such as footage of the units, construction projects, etc., and understand the maintenance policies and related reforms of the units. . Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 54 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Selection and analysis of the evaluation methodology In the context of the valuation of urban properties, the market approach combined with the cost approach method was based on the provision that the property value is significantly associated with its physical characteristics, and that it would pay no more for the installation than the cost to build a similar facility on the market current in a similar property. In this approach, the value of the land was estimated using the market approach method. The resulting value of the land is added, when applicable, to the market value of buildings and improvements (calculated by cost approach method) to reach the total market value of the property. Thus, for the market approach method, adjustment factors were applied in order to consider the difference between the comparatives and the assets analyzed. The tables below illustrate the attributes applied: Offer /Sale Factor Location Factor Transaction 1,00 Great 1,00 Opinion 1,00 Good 0,90 Offer 0,90 Regular 0,80 Bad 0,70 Access Factor Highway 1,00 Topography Factor Arterial route 0,90 Flat 1,00 Collector route 0,80 Declivity up to 5% 0,95 Sideline route 0,70 Declivity from 5 a 10% 0,90 Declivity from 10 a 20% 0,80 Infrastructure Factor Declivity over 20% 0,70 Yes 1,00 No 0,70 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 55 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Vocation Factor I Depreciation Factor Commercial 1,10 A 1,000 Residential 1,00 B 0,997 Industrial 0,95 C 0,975 Rural 0,90 D 0,920 E 0,819 Vocation Factor II F 0,668 Port 1,50 G 0,474 Commercial 1,10 H 0,248 Residential 1,00 Industrial 1 0,80 Industrial 2 0,60 Rural 0,50 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 56 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Aparecida do Taboado Aracruz Aparecida do Taboado is a city in the state of Mato Grosso do Sul and is 442 The city of Aracruz is located in the countryside of Espírito Santo, 80 km from km far from Campo Grande. the capital, Vitória. It is the fourth most industrialized city in the state, with growing trade and the The implementation of the factory in the region generated a socioeconomic economy focused on the agricultural sector. The economy strengthened after transformation, where the sectors of industry, commerce and services the inauguration of the Railroad Bridge over the Paraná River, making developed. Due to its locality, the city also started port activity, with the possible the road link with the state of São Paulo. implementation of Portocel, wich is responsible for transporting the pulp produced in the factory. In the district passes the railroad BR 158, with access to the states of São Paulo, Mato Grosso, Goiás and Minas Gerais, in addition to a passenger Currently, Aracruz has an estimated population of 98,393 (IBGE). The city terminal. counts on the railway branch that connects the railroad Vitória-Minas to the Port of Barra do Riacho and to Fibria. The sites are located between the city of Aracruz and Barra do Riacho and have a little urbanized environment. Caravelas Conceição da Barra The city of Caravelas is located in Bahia, 720 km from the state capital, The city of Conceição da Barra is located on the coast of Espírito Santo, near Salvador. the border with Bahia and is 250 km from Vitória, the state capital. Caravelas has an economy focused on the primary sector and has an With an estimated population of 31,574, the city is known for its culture and estimated population of 22,740 inhabitants in 2017. has a strong tourism sector. The city has only 9.8% of urban properties on public roads with adequate The highway ES 010 cuts the city and has recently undergone improvements. urbanization. The site is located in the district of Itaúnas, in an urbanized area, near the The BR-418 highway, the main link between the northeast of Minas Gerais coast. and the south coast of Bahia, is BR-101, already in Bahia, where it ends in Caravelas. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 57 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Eunápolis Helvécia Eunápolis is a city located to the south of Bahia, distant 650 km of the state Helvécia is a district of the city of Nova Viçosa, in the extreme south of the capital, Salvador. state of Bahia. The region’s economy is fundamentally based on agriculture, livestock and the pulp industry, and tourism has recently developed. The city has an estimated population of 115,290 inhabitants and has a strong appeal to the tourism sector. Both the city of Caravelas and the cityof Texeira de Freitas have an area of influence over the district In the city is located the Veracel, pulp factory in which the Fibria has participation. The factory, located on the banks of the Fazenda Brasilândia Highway, is located in a rural region with little urban infrastructure in its vicinity. Jacareí Marechal Floriano Jacareí is a city of the metropolitan region of the Paraíba Valley and North Marechal Floriano is a city of Espirito Santo and is located on the borders of Coast, in the state of São Paulo, to the east of the capital, distant about 80 of BR-262 road, which connects Vitória to Belo Horizonte. The city is 50 km km. from the capital Vitória. The city counts on several industries installed and the urban growth is mainly With a population estimated at 16,545 inhabitants, the city has as main due to the installation of the textile factories in the first decades of the economic activities the activities of the primary sector, such as poultry coffee twentieth century and the implementation of the highway SP-66. cultivation and olericulture. The site is located in the district of São Silvestre de Jacareí, which has an The site is located in the district of Araguaia that has tourism as its main industrial character activity. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 58 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the 5 Valuation of Shareholder Peruíbe Rio de Janeiro Peruíbe is located in the south of the state of São Paulo, in the metropolitan The property is located in the neighborhood of Engenho Novo, inserted in the region of Baixada Santista. The area is recognized by beaches and ecological North Zone of the city of Rio de Janeiro. and rural tourism and has an estimated population of 66,572 inhabitants. It is a neighborhood that is economically stagnant because it suffers from the The property, of an urban character, is located in the city of Peruíbe, near lack of investment in the area, which has several structural problems, such as Luciano de Bona Avenue, which connects to BR 101 road. violence and degraded landscape. São Mateus Taubaté São Mateus is a city located on the coast of Espírito Santo and is bordered on The city of Taubaté is located in the interior of the state of São Paulo, in the the north by Conceição da Barra. The state capital is 215 km from the Paraíba Valley region, 130 km from the state capital. municipality. With a population estimated at 308,000 inhabitants, the city was one of the With a population of about 128,500, it is notable for its strong tourist appeal, first to be industrialized in the country with the establishment of one of the both historical and seasonal, such as Carnival. In addition to the tertiary main industries of the weaving industry in the world. In the 70’s the city started sector, the primary sector plays an important role in São Mateus’ economy. to attract several industries, mainly the automobile industry. In addition, the city is the second largest commercial center in the Vale Paraíba region. Most of its territory is in rural areas, however, the sites are located in the city. Taubaté has an exceptional geographical position, being in the axis of circulation between São Paulo, Rio de Janeiro and Minas Gerais, centers of greater productivity and greater population concentration of the country. The site is located in rural area, near the city of Caçapava do Sul. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 59 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix e. Real Estate Properties Assumptions | Urban Properties 2 Macroeconomic Analysis 3 Sector Analysis 4 The Company and the ... 5 Valuation of Shareholder ... Três Lagoas Três Lagoas is a Brazilian city in the Midwest region , located in the state of Mato Grosso do Sul and 326 km from the capital, Campo Grande. The main economic activity of the city is livestock. However, the industrial and tourism sector also stand out. It is in Três Lagoas that the largest and latest Fibria production line, Horizonte 2, is located. Its surroundings are rural and 30 km from the city center. * We emphasize that the lands located in Aparecida do Taboado—MS, Helvécia—BA and some land located in Aracruz—ES and Três Lagoas—MS were considered as rural lands and therefore, the market value estimate followed the guidelines described in Appendix F. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 60 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix f. Real Estate Properties Assumptions | Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis (Land) 4 The Company and the 5 Valuation of Shareholder The rural properties belonging to Fibria are located in the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Rio de Janeiro and Rio Grande do Sul. Valuation was carried out at the cluster level, for the base date 03/31/2018, considering the areas (ha) and the agronomic characteristics of each property, sent by the Administration, and the regional particularities through the market research that we carry out. The clusters were determined following a pattern of maximum distance in kilometers per State. After this first grouping, the resulting groups were subdivided by the distance between the matrices, through the computational methodology “K-means”. In this methodology, a group of N samples is divided into K groups, where each sample is separated to maintain the lowest possible average distance in all groups. Define the number K of groups so that it is the smallest possible value so that the maximum distance of all groups obeys the maximum allowed distance determined based on the State. State Abrev. Radius (Km) São Paulo SP 30 Espírito Santo ES 50 Minas Gerais MG 50 Bahia BA 100 Mato Grosso do Sul MS 30 Rio de Janeiro RJ 50 Rio Grande do Sul RS 100 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 61 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix f. Real Estate Properties Assumptions | Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis (Land) 4 The Company and the ... 5 Valuation of Shareholder ... As previously mentioned, adjustment factors were applied in order to consider the difference between the comparatives and the analyzed clusters. The grades attributed to each of the factors are shown below: Offer /Sale Factor Topography Factor Transaction 1,00 Flat 1,00 Opinion 1,00 Slightly Wavy 0,90 Offer 0,90 Wavy 0,80 Very Wavy 0,70 Occupation of Soil Factor Agriculture 1,00 Access Factor Reforestation 0,90 Paved road with double lane 1,00 Pastures 0,80 Paved road with single lane 0,90 Native Forests or Reservation 0,70 Rural road in good conditions 0,80 Rural road in bad conditions on rainy season 0,70 Rural road in bad conditions 0,60 Soil Texture Factor Very Clay 1,00 Clay 0,90 Water Factor Average 0,80 High rainfall index 1,00 Siltoso 0,70 Average rainfall index 0,90 Sandy 0,60 Low rainfall index 0,80 Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 62 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix f. Real Estate Properties Assumptions | Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis (Land) 4 The Company and the 5 Valuation of Shareholder Region: São Paulo Region: Espírito Santo Topography: the region presents flat topography to slightly undulated in the Topography: the region presents a slightly undulated topography in the producing regions, very favorable for agriculture. producing regions. Climate: The average annual rainfall is 1340 mm and the average annual Climate: The average annual rainfall is 620 mm and the average annual temperature is 18.5 ° C. temperature is 22.0 ° C. Vegetation: The state of São Paulo is inserted in the Cerrado and Atlantic Vegetation: the Holy Spirit is in its totality in the Atlantic Forest biome. Forest biomes. Soil Classes: The main soil class in the producing regions of Espírito Santo Soil Classes: The main soil class in the producing regions of São Paulo are are Yellow Argissolo, Yellow Red Argissolo, Yellow Red Latosol, and Hapless Red Latosol, Red Yellow Latosol, Red Argisol and Red Yellow Argisol. Cambisol. Clusters: from C SP 1 to C SP 21. Clusters: from C ES 1 to C ES 6. Region: Minas Gerais Region: Bahia Topography: the region presents flat topography to slightly undulated in the Topography: the region presents a slightly undulated topography in the producing regions, very favorable for agriculture. producing regions. Climate: The average annual rainfall is 846 mm and the average annual Climate: The average annual rainfall varies from 750 to 1800 mm and the temperature is 27.8 ° C. average annual temperature is 22.0 ° C. Vegetation: Bahia has three types of vegetation, being swamp, rainforest and Vegetation: Minas Gerais has two predominant types of vegetion in the closed forest. Cerrado and Atlantic forest Soil Classes: The main soil class in the producing regions of Bahia are Yellow Soil Classes: The main soil class in the producing regions of Minas Gerais are Latosol and Yellow Red Latosol. Red Argissolo, Red Argissolo, Red Latosol, Red Yellow Latosol, and Hapless Cambisol. Clusters: from C BA 1 to C BA 3. Clusters: from C MG 1 to C MG 4. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 63 de 65

10 July 2018 7 Appendix Dashboard 6 Exhibits 1 Executive Summary 7 Appendix f. Real Estate Properties Assumptions | Agricultural Properties 2 Macroeconomic Analysis 3 Sector Analysis (Land) 4 The Company and the 5 Valuation of Shareholder Region: Mato Grosso do Sul Region: Rio de Janeiro Topography: the region presents flat and slightly undulating topography in the Topography: the region presents slightlyundulated topography in the producing regions, very favorable for agriculture. producing regions. Climate: The average annual rainfall is 1241 mm and the average annual Climate: The annual rainfall average is 1488 mm and the average annual temperature is 24.2 ° C. temperature is 21.8 °c. Vegetation: Mato Grosso do Sul has three types of vegetation, Cerrado, Vegetation: The state is in the Atlantic forest. humid tropical forest, and wetland. Soil Classes: The main class of soil in the producing regions of Rio de Janeiro Soil Classes: The main soil class in the producing regions of Mato Grosso do is the red-yellow latosol. Sul is the Red Latosol. Cluster: C RJ 1. Clusters: from C MS 1 to C MS 5. Region: Rio Grande do Sul Topography: The region presents a flat and lightly undulated topography in the producing regions. Climate: The annual rainfall average is 1533 mm and the average annual temperature is 17.4 °c. Vegetation: The Rio Grande do Sul is inserted in the Pampas. Soil classes: The main soil classes in the producing regions of Rio Grande do Sul are red-yellow upper, Planossolo Hidromórfico and Neossolo Litólico. Clusters: C Rs 1 and C Rs 2. Suzano Papel e Celulose S.A.: Valuation of Shareholders’ Equity at the market price of Fibria Celulose S.A., on the base date of March 31, 2018. | Page 64 de 65

EY | Audit | Tax| Corporate Transactions | Consulting About EY EY is a global leader in Audit, Tax, Corporate Transactions and Consulting services. Our insights and the quality services we provide help build confidence in the capital markets and economies around the world. We develop exceptional leaders who work in teams to fulfill our commitments to all stakeholders. With this, we play a key role in building a better business world for our people, our customers and our communities. EY refers to the global organization and may also refer to one or more member firms of Ernst & Young Global Limited (EYG), each of which is an independent legal entity. Ernst & Young Global Limited, a privately held company incorporated in the United Kingdom and limited by guarantee, does not provide services to customers. For more information about our organization, visit ey.com. © 2018 EYGM Limited. All rights reserved. www.ey.com.br

ANNEX 5.1(C)

TO THE PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES

ISSUED BY FIBRIA INTO EUCALIPTO HOLDING S.A., FOLLOWED BY

MERGER OF EUCALIPTO HOLDING S.A. INTO SUZANO PAPEL E CELULOSE

BY-LAWS

BYLAWS

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Clause 1	SUZANO PAPEL E CELULOSE S.A. (“Company”) is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole
Paragraph	With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. – Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and Fiscal Council members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2	The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3	The Company shall have indeterminate duration.

Clause 4	The objects of the Company are:

a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing industry;

b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

d) transportation, by itself or by third parties;

e) holding interest as a partner or shareholder in any other company or project;

f) operation of port terminals; and

g) generation and sale of electricity.

CHAPTER II

CAPITAL STOCK AND SHARES

Clause 5	The fully subscribed capital of the Company is twenty billion, nine hundred eighty-seven million, seventeen thousand, nine hundred nineteen reais and thirty-three centavos (R$ 20,987,017,919.33) divided into one billion, three hundred sixty million, eight hundred twenty-six thousand, one hundred forty-five (1,360,826,145) registered, book-entry common shares with no par value.

§ One	The registered capital may be increased without any amendment to the Bylaws, by decision of the Board of Directors, upon additional issue of up to seven hundred and eighty million, one hundred and nineteen thousand, seven hundred and twelve (780,119,712) common shares, all exclusively book-entry shares.

§ Two	The Company may not issue preferred shares.

§ Three	In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four	The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five	In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6	Any shareholder who, for any reason, does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7	The Shareholders Meeting shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole
Paragraph	The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8	The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9	The following are the Company’s management bodies:

	a)	the Board of Directors: and

	b)	the Executive Officers.

Clause 10	The Board of Directors is a committee decision body, and representation of the Company is a private right of the Chief Executive Officers and Executive Officers.

§ One	The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two	The investiture of the Directors and Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three	The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11	The Ordinary General Meeting of Shareholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

SECTION I

The Board of Directors

Clause 12	The Board of Directors is formed by five (5) to ten (10) members, residents or not of Brazil, elected by the Shareholders’ Meeting, who appoint from among them the Chairman and up to two (2) Vice-chairmen.

§ One	Out of the members of the Board of Directors, at least twenty per cent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law n° 6,404/76 (“Corporations Law”).

§ Two	When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13	The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of 2 (two) days’ notice and indication of the agenda.

Convocation may be by electronic mail. The quorum for the Board to be in session at first call is at least 2/3 (two-thirds) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One	Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two	Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three	Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four	The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five	The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14	The following shall be the attributes of the Board of Directors:

a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b)  once the Management Committee and the People’s Committee (if created by the Board of Directors) are heard, to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c)  to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d) once the Management Committee is heard, to state an opinion on the management report and accounts of the Executive Officers;

e) once the Audit and Risk Management Committee is heard, to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f) once the Audit and Risk Management Committee is heard, to approve the accounting criteria and practices;

g)  once the Management Committee is heard, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h)  once the Management Committee is heard, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i) to monitor and evaluate the economic and financial performance of the Company;

j) to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k)  to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l)   subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m)   once the Management Committee is heard, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o) once the People’s Committee (if created by the Board of Directors) is heard, to appoint the Investor Relations Officer;

p)  once the Management Committee is heard, to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Clause;

p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

p.6)  to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

q) to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

r) to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 16 below;

(s)   once the People’s Committee (if created by the Board of Directors) is heard, nominate people to drive sectors or areas of the Company, as Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Executive Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t) once the Management Committee is heard, to manifest in favor or against any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests;

(iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)   once the Audit and Risk Management Committee is heard, define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

Clause 15	The Committees of the Board of Directors, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the Committees shall have an exclusive opinionative character, being that the members of the Committees shall not have any deliberative power or responsibility for the resolutions.

§ One	Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two	The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three	The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 16	Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

a)  The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these Bylaws.

b)  The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.

c)  The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii) the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.

Clause 17	The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

a) to represent the Board of Directors in dealings with other parties;

b) to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Executive Officers;

c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

d) to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 18	If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One	If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two	The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE EXECUTIVE OFFICERS

Clause 19	The Executive Officers shall be the Chief Executive Officer and between 4 (four) and 9 (nine) Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One	The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two	The members of the Executive Officers are not permitted to give personal guarantees.

Clause 20	In the temporary absence:

a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b)  of any other Executive Officers, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Executive Officer shall take part in all the routine activities and shall have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One	In the event of a seat on the Executive Board becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two	Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 21	The Executive Officers shall meet on convocation by the Chief Executive Officer, or by 2 (two) Executive Officers, with up to 2 (two) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One	The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two	Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three	The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 22	The following shall be attributions of the Executive Officers:

a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

b) to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

c) to produce monthly interim financial statements and deliver them to the Board of Directors;

d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e) to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

f)   to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g)  to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h)  to inform the Management Committee in writing with a minimum of 5 (five) days’ notice, whenever any General meetings of Shareholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;

i) to open and/or close branch offices or warehouses throughout the whole of Brazil;

j) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

k) to seek continuous improvement in the organizational climate and results.

Clause 23	In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its Executive Officers.

§ One	The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two	No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three	The Company may, subject to the terms of this Clause, be represented by a single Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

a)  in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b)  representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c)  representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

d) representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four	Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 24	The following are attributions of the Chief Executive Officer:

a)  without prejudice to the terms of Clause 23 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b) to represent the Company in its public and private relationships at high level;

c) to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e)  to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f) to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g)  to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

h) to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3)  acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole
Paragraph -	Service of process on the Company shall be valid only when served on the Chief Executive Officer and one other Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 25	The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One	The investiture of the members of the Fiscal Council shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two	In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26	The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Shareholders a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

a)  a minimum of 5% (five percent) for the Legal Reserve, until it reaches 20% (twenty percent) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

b) the amounts allocated to Contingency Reserves, if constituted;

c)  the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) 10% (ten per cent) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause;

d)  the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One	As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two	Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three	For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency;

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four	Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

§ Five	The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 27	On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28	Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a) declare a semi-annual dividend, on account of the annual dividend;

b)  raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half-yearly financial statements, on account of the annual dividend.

Clause 29	The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (Comissão de Valores Mobiliários). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30	Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One	For the purposes of these Bylaws:

(a) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two	The OPA Shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three	The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a) Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b) 145% (one hundred and forty five per cent) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of 24 (twenty four) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System - SELIC (or the index that replaces it) up to the time of payment.

§ Four	The execution of the OPA mentioned in the caput of this article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five	The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six	In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this clause, as provided in article 120 of the Corporations Law.

§ Seven	Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight	The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine	For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in item “c” of Paragraph One of this clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten	If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven	The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29th, 2017 and to its Successors (defined below).

§ Twelve	For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29th, 2017.

CHAPTER VIII

SALE OF CONTROL

Clause 31	The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One	For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two	For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three	For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four	For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32	The tender offer referred to in the previous clause shall be:

(a) when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b) in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33	Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a) execute the tender offer referred to in Clause 31 of these Bylaws; and

(b) pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34	The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER IX

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35	The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One	The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two	The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three	The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER X

WITHDRAW FROM NOVO MERCADO

Clause 36	The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to art. 7, sole paragraph, and (ii) communicated to B3 in writing with at least 30 (thirty) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37	In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within 120 (one hundred and twenty) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38	In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of 120 (one hundred and twenty) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the clause above.

§ One	The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two	In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39	The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One	The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two	In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three	In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four	In case the shareholders meeting referred to in Paragraph Three above decides that the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40	It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Clause 41	Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the

New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Fiscal Council; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One	In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two	The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three	In the event that the Person does not comply with the obligations imposed by this clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Clause 42	The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Clause 43	The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

****

APPENDIX I.2 (A) MINUTES OF THE BOARD OF DIRECTORS MEETING

Appendix I.2 (A)

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1. Date, Time and Place: Held on July 26, 2018, at 10:00 a.m., at the branch office of Suzano Papel e Celulose S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in the city and state of São Paulo.

2. Attendance: The following directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board), Daniel Feffer (Vice Chairman of the Board), Antonio de Souza Corrêa Meyer, Jorge Feffer, Maria Priscila Rodini Vansetti Machado, Nildemar Secches and Rodrigo Kede de Freitas Lima.

3. Chairman and Secretary: David Feffer presided the Meeting and Pablo F. Gimenez Machado acted as secretary.

4. Agenda: To resolve on the: (i) approval of the execution of the Protocol and Justification (“Protocol and Justification”) between the Company, Fibria Celulose S.A., a publicly held company enrolled with the corporate taxpayers register (CNPJ/MF) under number 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo (“Fibria”), and Eucalipto Holding S.A., a closely held company enrolled with the corporate taxpayers register (CNPJ/MF) under number 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo (“Holding”), which establishes the terms and conditions of the corporate restructuring, which events are bound and interdependent, by which the shares issued by Fibria will be merged into Holding and Holding will be merged into the Company as a result of which the Company will hold all shares issued by Fibria, with the consequent combination of operations and shareholder bases of the Company and Fibria (“Transaction”), a draft of which is attached hereto as Annex 1; (ii) proposal to the Extraordinary Shareholders’ Meeting of the Company, to be called and held at an opportune moment (“Extraordinary Shareholders’ Meeting”), of the (ii.1) ratification of the appointment of PricewaterhouseCoopers Auditores Independentes as the firm responsible for preparing the appraisal report of Holding, for the purposes of its merger into the Company (“Appraisal Report of Holding”) and approval of the Appraisal Report of Holding; (ii.2) approval of the Transaction, under the terms and conditions defined in the Protocol and Justification, including the Company’s investment in Holding and the merger of Holding into the Company; (iii) approval of the Management Proposal related to the Transaction, to be submitted to the Extraordinary Shareholders’ Meeting; (iv) calling of the Extraordinary Shareholders’ Meeting to deliberate on the abovementioned matters; and (v) authorization to the Board of Executive Officers of the Company to take all measures, execute any agreements and/or instruments and amendments, which are necessary or appropriate for the abovementioned resolutions.

45

5. Minutes in summary form: The directors unanimously approved the drawing up of these minutes in summary form.

6. Resolutions: After analyzing and discussing the items on the agenda, the directors attending the meeting unanimously decided as follows, without reservations:

6.1. After analyzing (i) the Appraisal Report of Holding; (ii) the appraisal report of Fibria’s shares at economic value; (iii) the appraisal report of the net equities of Fibria and the Company at market value; and (iv) the fairness opinion issued by the investment bank at the request of the Board of Directors of the Company, and considering the prior examination of the matter by the Audit Board (Conselho Fiscal) of the Company, to approve the Protocol and Justification under all its terms and conditions, authorizing the management of the Company to proceed with its execution and subsequent filing at the head office of the Company.

6.2. To propose to the Extraordinary Shareholders’ Meeting (i) the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes, enrolled with the corporate taxpayers register (CNPJ/MF) under number 61.562.112/0001-20, for preparing the Valuation Report of Holding and approval of the Appraisal Report of Holding; and (ii) approval of the Transaction under the terms and conditions defined in the Protocol and Justification, including (ii.a) the investment, by the Company in Holding, of twenty-nine billion, thirty-six million, seven hundred thirty-two thousand, seventy-seven Reais and fifty cents (R$29,036,732,077.50), subject to adjustment by the variation in the CDI rate verified between March 15, 2018 and the Financial Settlement Date, upon subscription of new shares of Holding by the Company, under the terms provided in the Protocol and Justification, and (ii.b) the merger of Holding into the Company and the consequent winding-up of Holding and succession of its rights and obligations by the Company, all in accordance with the terms and conditions of the Protocol and Justification.

6.3. To approve the Management Proposal related to the Transaction, to be submitted to the Extraordinary Shareholders’ Meeting, which will be filed at the registered office of the Company.

6.4. To approve the calling of the Extraordinary Shareholders’ Meeting to be called and held at an opportune moment to deliberate or ratify, as applicable, the abovementioned items.

6.5. Pursuant to the Bylaws of the Company, to authorize the Board of Executive Officers of the Company to take all and any measures, execute any agreements and/or instruments and amendments that are necessary or appropriate for the abovementioned resolutions.

46

7. Closure: There being no further issues to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved and signed by the directors physically present. Presiding Board: David Feffer – Chairman; Pablo F. Gimenez Machado – Secretary. Directors: (i) David Feffer; (ii) Cláudio Thomaz Lobo Sonder; (iii) Daniel Feffer; (iv) Jorge Feffer; (v) Antônio de Souza Corrêa Meyer; (vi) Maria Priscila Rodini Vansetti Machado; (vii) Nildemar Secches; and (viii) Rodrigo Kede de Freitas Lima.

This is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, July 26, 2018.

Presiding Board:

David Feffer Chairman of the Meeting and of the Board	Pablo F. Gimenez Machado Secretary

47

APPENDIX I.2 (B) MINUTES OF THE AUDIT BOARD MEETING

Appendix I.2 (B)

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF AUDIT BOARD MEETING

(“Meeting”)

1. DATE, TIME AND VENUE: The Audit Board of Suzano Papel e Celulose S.A. (“Company”) convened at 2:00 p.m. on July 23, 2018, at the branch office located at Av. Brigadeiro Faria Lima, 1355 - 8~~º~~ andar, in the City of São Paulo, State of São Paulo.

2. ATTENDANCE: The following Audit Board Members of the Company attended the Meeting: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The following also were present: Mr. Daniel Nascimento, representing the Controllership Department of the Company, Tadeu Cendón Ferreira and Gabriela Bianchi Padro, representing PricewaterhouseCoopers Auditores Independentes (“PwC”), the firm engaged to prepare the valuation report of the net book assets of the Holding Company for the purposes of its merger into the Company, and Ms. Andréa de Brito Fuga, Ms. Letícia Mattos and Mr. Guilherme Carvalho, representing Ernst & Young Assessoria Empresarial Ltda. (“E&Y”), the firm engaged to prepare the valuation report of the economic value of the shares issued by Fibria to be merged into the Holding Company.

3. AGENDA: The members of the Audit Board of the Company convened to examine and issue an opinion on the following proposals, which will be submitted to the Extraordinary Shareholders’ Meeting of the Company to be called in a timely manner (“ESM”): (i) ratification of the investment, by the Company, upon subscription of new shares in the Holding Company, in the minimum amount of twenty-nine million, thirty-six thousand, seven hundred thirty-two, seventy-seven reais and fifty centavos (R$29,036,732,077.50), adjusted by the variation in the CDI rate from March 15, 2018 to the Transaction Consummation Date, in accordance with the Merger Agreement (as defined herein) (“Capital Increase of Holding Company”); (ii) approval of the Merger Agreement (“Merger Agreement”) to be entered into between the Company, Fibria Celulose S.A., a publicly held company inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, n~~º~~ 302, 3~~º~~ e 4~~º~~ (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the City of São Paulo, State of São Paulo (“Fibria”), and Eucalipto Holding S.A., a closely held company inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, n~~º~~ 1355, 8~~º~~ andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the City of São Paulo, State of São Paulo (“Holding Company”), which establishes the terms and conditions of the corporate restructuring, whose events are connected and interdependent, through which the shares issued by Fibria will be merged into the Holding Company, and the Holding Company will be merged into the Company, with the Company coming to hold all of the shares issued by Fibria, with the consequent combination of the operations and shareholding bases of the Company

49

and Fibria (“Transaction”); (iii) ratification of the engagement of PricewaterhouseCoopers Auditores Independentes as the firm responsible for preparing the valuation report of the net book value of the Holding Company, for the purposes of the its merger into the Company (“Valuation Report of the Holding Company”); (iv) approval of the Valuation Report of the Holding Company; (v) approval of the Transaction, in accordance with the terms and conditions defined in the Merger Agreement, including the merger of the Holding Company into the Company; and (iv) the capital increase of the Company due to the merger of Holding Company, to be subscribed to and paid up by the managers of the Holding Company, and consequent amendment to the bylaws of the Company.

4. MINUTES IN SUMMARY FORM: The Audit Board Members unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them. Prior to consideration and voting, the Audit Board Members registered that the representatives of PwC and E&Y had provided clarifications on certain aspects presented by the representative of the Company who was present at the meeting with regard to the valuations prepared by PwC and E&Y.

5. DECISIONS ON THE AGENDA: After discussing the items on the agenda and the clarifications provided by the representative of PwC, the Audit Board Members decided, unanimously and without reservations:

5.1 To recommend the ratification of the Capital Increase of the Holding Company, in accordance with the Merger Agreement, upon the subscription and payment of the new shares in the Holding Company by the Company.

5.2 To recommend approval of the Merger Agreement.

5.3 To recommend ratification of the engagement of PricewaterhouseCoopers Auditores Independentes, registered in the roll of Corporate Taxpayers (CNPJ/MF) under no. 61.562.112/0001-20 (“PwC”), to evaluate and determine the net book value of the assets of the Holding Company for the purpose of its merger into the Company.

5.4 To recommend approval of the Valuation Report of the Holding Company, registering that it presents adequate conditions to be submitted to the shareholders of the Company in the ESM.

5.5 To recommend approval of the Transaction, including the merger of the Holding Company into the Company, with the consequent dissolution of the Holding Company and the succession of its rights and obligations by the Company, in accordance with the terms and conditions of the Merger Agreement.

5.6 To recommend the capital increase of the Company, due to the merger of the Holding Company, to be subscribed to and paid up by the managers of Holding, to the shareholders of the Holding Company, except for the Company, since the shares held thereby in the capital of Holding will be canceled due to the merger of the Holding, with the consequent amendment of the bylaws of the Company, in accordance with the terms in the appendix to the Merger Agreement.

50

5.7 After the aforementioned decisions, the Audit Board Members approved the issue of the report attached hereto as Appendix I.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all Audit Board Members present. Audit Board Members: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes.

This is a true copy of the original drawn up in the records of the company.

São Paulo, July 23, 2018

Audit Board Members:

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes

51

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

APPENDIX I

AUDIT BOARD REPORT

The Audit Board of Suzano Papel e Celulose S.A. (“Company”), in compliance with the duties assigned to it under item III, Article 163 of Federal Law 6,404/76, examined the Merger Agreement (“Merger Agreement”) between the Company, Fibria Celulose S.A., a publicly held company, registered in the roll of corporate taxpayers (CNPJ/MF) under no. 60.643.228/0001-21, with registered office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, n~~º~~ 302, 3~~º~~ e 4~~º~~ (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), and Eucalipto Holding S.A., a closely held company, registered in the roll of corporate taxpayers (CNPJ/MF) under no. 29.339.648/0001-79, with registered office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n~~º~~ 1355, 8~~º~~ andar, sala 2, Bairro Pinheiros, CEP 01452-919 (“Holding Company”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are connected and interdependent, whereby the shares issued by Fibria will be merged into the Holding Company, and the Holding Company will be merged into the Company, with the Company thereafter holding all shares issued by Fibria, with the consequent combination of the operations and shareholding bases of the Company and Fibria (“Operation”), to be entered into between the managers of Fibria, Holding Company and Suzano, including all of its appendices. Based on the documents examined and on the information and clarifications provided by the management, the undersigned members of the Audit Board issued this Report recommending the approval of the Management Proposal of the Company with regard to the Transaction that is the object of the Merger Agreement by the Extraordinary Shareholders’ Meeting of the Company.

São Paulo, July 23, 2018

This is a true copy of the original minutes of the Meeting of the Audit Board held on July 23, 2018 drawn up in the records of the Company.

Audit Board Members:

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes

4

APPENDIX I.3 – VALUATION REPORTS

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Eucalipto Holding S.A.

Valuation report on the net book value

based on the accounting books

at March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Valuation report on the net book value

based on the accounting books

To Shareholders and Managers

Eucalipto Holding S.A.

Qualification of the audit firm

1

PricewaterhouseCoopers Auditores Independentes, professional partnership established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no 1400, 9[o], 10[o], 13[o], 14[o], 15[o], 16[o] e 17[o] andares, Torre Torino, Água Branca, inscribed in the corporate taxpayers register under no 61.562.112/0001-20, originally registered with the São Paulo State Regional Accounting Board under no 2SP000160/O-5, with its Bylaws filed with the 4th Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, on September 17, 1956, and subsequent amendments thereto filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, the latest amendment of which, dated February 8, 2017, filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, under microfilm 139,087, on February 15, 2017, represented by its undersigned partner, Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card (RG) M.1.523.766 , inscribed in the individual taxpayers register (CPF) under no 530.920.666-34 and with the São Paulo State Regional Accounting Board under no 1SP188352/O-5, resident and domiciled in the State of São Paulo, with office at the same address of the represented company, which is appointed expert by the management of Eucalipto Holding S.A. to proceed with the valuation of the net book value of Eucalipto Holding S.A. (“Company”) at March 31, 2018, as summarized in Appendix I, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works.

Objective of the valuation

2

The purpose of the valuation of the net book value as of March 31, 2018 of Eucalipto Holding S.A. is the merger of such Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of the Voting Commitment and Assumption of Obligations, as described in Appendix II to this valuation report.

Management’s responsibility for the accounting information

3

The Company’s management is responsible for the bookkeeping and the preparation of accounting information in accordance with the accounting practices adopted in Brazil, and for the material internal controls it deemed necessary for the preparation of such accounting information free of material misstatements, whether caused by fraud or error. The main accounting practices adopted by the Company are summarized in Appendix II to this valuation report.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

2 of 8

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Scope of the works and responsibility

of the independent auditor

4

Our responsibility is to issue an opinion on the net book value of the Company at March 31, 2018, based on the work performed in accordance with Technical Notice 03/2014 (R1), issued by the Brazilian Instituteof Independent Auditors (IBRACON) and approved by the Federal Accounting Board throughCTA 20/2014 (R1), which provides for the application of audit procedures to the balance sheet. Therefore, our examination of the Company’s balance sheet was conducted in accordance with Brazilian and international audit standards, which demand compliance with ethical requirements by the auditors and that the audit be planned and executed with the objective of obtaining reasonable assurance that the net book value assessed in our valuation report is free of material misstatements.

5

An audit process involves selected procedures to obtain evidence of the assessed amounts. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatements in the net book value, whether caused by fraud or error. In such risk assessment, the auditor considers the internal controls material for the preparation of the Company’s balance sheet in planning the audit procedures deemed appropriate in the circumstances, but not for the purposes of rendering an opinion on the effectiveness of such internal controls of the Company. We also assess the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusion

6

Based on our work, we concluded that the amount of R$ 200.00, as per the balance sheet of March 31, 2018, recorded on the accounting books and summarized in Appendix I, represents, in all material aspects, the net book value of Eucalipto Holding S.A., assessed in accordance with the accounting practices adopted in Brazil.

Emphasis of matter

7

As described in Note 1 of Appendix II to this valuation report, the merger of Eucalipto Holding S.A. into Suzano is part of the corporate restructuring process in the context of the business combination described therein, which is subject to certain conditions.

São Paulo, July 10, 2018

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

/s/ Tadeu Cendón Ferreira

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

3 of 8

Attachment I to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Synthetic balance sheet

At March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Assets	Brazilian real	Liabilities and equity	Brazilian real
Current assets
Cash and cash equivalents	200
		Total equity	200

Total assets	200	Total liabilities and equity	200

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

4 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

1	Basis for preparation of the balance sheet and summary of the main accounting policies

The balance sheet of March 31, 2018 was prepared for the assessment of the net book value of Eucalipto Holding S.A. (“Company”), in the context of the merger of the Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of Voting Commitment and Assumption of Obligations, as described below.

The balance sheet of March 31, 2018 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

(a)	Corporate events

Voting Commitment and Assumption of Obligations

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A.—BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the aforementioned business combination, as part of the corporate restructuring, which includes its merger into Suzano Papel e Celulose S.A., as described in Note 2.

The shareholders of Fibria holding American Depositary Receipts (“ADRs”) will be entitled to receive ADRs in Suzano, observing the same exchange ratio. To do so, Suzano will adopt measures to obtain (i) the registry of the transaction (or the exemption thereof, as applicable) with the U.S. Securities and Exchange Commission; and (ii) the listing of the ADRs of Suzano in the same listing segment of the New York Stock Exchange where the ADRs of Fibria currently are listed.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

5 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Once the transaction is consummated, the shares and the ADRs issued by Fibria will no longer be traded on the B3 S.A. and on the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, in the event that any restrictions imposed by the antitrust authorities of Brazil and/or other countries are excessively burdensome, Suzano may opt not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may involve certain other conditions of non-consummation of the transaction, as expressly provided for in the Voting Commitment.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The consummation date of the transaction will correspond to the 45th day as from publication of the corresponding notice to the market indicating that the conditions precedent have been fulfilled.

(b)	Main accounting policies

The main accounting policies applied while preparing the balance sheet are presented below.

Cash and cash equivalents

Cash and cash equivalents encompass balances in cash and banks and financial investments that mature within less than 90 days from the date of the transaction, and which are subject to insignificant risk of having their values changed.

2	Merger of Eucalipto Holding—unaudited

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the business combination described on Note 1, especially the corporate restructuring. As such, the merger of the Company by Suzano is expected to take place after certain transactions. The following table describes the pro forma accounting balance sheet, as per the pro forma individual balance sheet of Eucalipto Holding S.A. and corresponding limited assurance report of the independent auditor, issued on July 10, 2018, that would be submitted for the merger into Suzano, considering that the condition precedent of the business combination had been fulfilled on March 31, 2018.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

6 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Balance sheet - pro forma

(R$ thousands) - Unaudited

	Accounting balance - March 31, 2018 (1)	Capital contribution (2)	Merger of Fibria shares (3)	Redemption of preferred shares (4)	Pro forma balance - March 31, 2018 (5)
Assets
Current assets
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current assets
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Description of balances/adjustments:

(1)	Net book value of Eucalipto Holding S.A. as of March 31, 2018, as described in Appendix I to the valuation report.
(2)	Suzano contributes R$ 29,043,056 thousand in cash to the Company upon subscription to new Common Shares in the Company.
(3)

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, in the aggregate amount of R$ 29,043,056 thousand and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800 thousand. This consideration from Suzano will be paid through its subsidiary Eucalipto Holding S.A. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

(4)

The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

(5)

By the end of stages 2 to 4 described above, the net book value of Eucalipto Holding S.A. will be affected by these transactions. At this point, the Company is merged into Suzano, with its consequent dissolution; Fibria’s shareholders will receive, in substitution of their common shares issued by the Company, the new shares of Suzano, consequently migrating to the shareholder base of Suzano.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

7 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

The above final pro forma balance represents the net book value of the Company, to be merged into Suzano, if the condition precedent of the business combination, as described in Note 1, had been fulfilled on March 31, 2018. The actual amounts of the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the number and fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

*            *             *

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

8 of 8

APPENDIX I.4 – FINANCIAL STATEMENTS

Quarterly Information (ITR) at

March 31, 2018 with Independent Auditor’s Report.

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Balance Sheets

		Parent Company		Consolidated
Assets	Note	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Current assets
Cash and cash equivalents	5	723,789	490,701	2,000,336	1,076,833
Financial investments	6	1,339,977	1,579,981	1,391,669	1,631,505
Trade accounts receivable	7	3,381,506	2,579,919	2,389,398	2,303,810
Inventories	8	986,436	926,358	1,321,436	1,207,961
Recoverable taxes	9	258,181	263,945	320,038	306,426
Derivative financial instruments	4	95,539	77,090	95,539	77,090
Advances to suppliers	10	29,136	15,911	62,619	49,235
Receivables from subsidiaries	11	2,989	2,369	—	—
Other assets		130,138	121,954	291,746	132,480

		6,947,691	6,058,228	7,872,781	6,785,340
Non-current assets held for sale	15	10,877	11,535	10,877	11,535

Total current assets		6,958,568	6,069,763	7,883,658	6,796,875

Non-current assets
Recoverable taxes	9	262,975	283,757	263,400	283,757
Deferred taxes	12	—	—	2,618	2,606
Derivative financial instruments	4	65,812	56,820	65,812	56,820
Advances to suppliers	10	243,798	221,555	243,798	221,555
Judicial deposits	21.5	107,843	108,107	116,350	113,613
Receivables from land expropriation	17	60,975	60,975	60,975	60,975
Other assets		26,439	26,072	63,342	31,466

		767,842	757,286	816,295	770,792
Biological assets	13	4,736,153	4,700,344	4,579,097	4,548,897
Investments	14	1,292,192	768,003	6,712	6,764
Property, plant and equipment	15	15,807,512	15,881,105	16,415,548	16,211,228
Intangible assets	16	107,468	113,334	375,027	188,426

		21,943,325	21,462,786	21,376,384	20,955,315
Total non-current assets		22,711,167	22,220,072	22,192,679	21,726,107

Total assets		29,669,735	28,289,835	30,076,337	28,522,982

The accompanying notes are an integral part of this quarterly information.

1

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Balance Sheets

		Parent Company		Consolidated
Liabilities	Note	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Current liabilities
Trade accounts payables	18	565,864	581,810	600,564	610,476
Loans and financing	19	1,364,441	1,329,753	1,432,974	2,115,067
Derivative financial instruments	4	22,973	23,819	22,973	23,819
Taxes payable		138,418	85,537	185,541	125,847
Payroll and charges		141,730	189,793	154,829	196,467
Debits payable to related parties	11	61,732	760,366	—	—
Accounts payable for assets acquisitions	24	84,074	76,781	90,618	83,155
Dividends payable	25.6	180,550	180,550	182,269	180,550
Advance from customers		80,907	86,409	91,991	92,545
Other liabilities		205,754	180,717	309,055	280,437

Total current liabilities		2,846,443	3,495,535	3,070,814	3,708,363
Non-current liabilities
Loans and financing	19	3,995,180	4,111,295	11,213,131	10,076,789
Derivative financial instruments	4	76,797	104,077	76,797	104,077
Debits payable to related parties	11	7,137,307	5,973,085	—	—
Accounts payables for assets acquisitions	24	503,788	460,467	544,451	502,831
Provision for contingencies	21	312,597	310,153	321,209	317,069
Employee benefits	22	353,672	351,263	353,672	351,263
Deferred taxes	12	1,782,755	1,711,254	1,857,237	1,789,960
Share-based payments	23	51,455	36,539	51,455	38,320
Provision for losses of investments in subsidiaries	14	139,444	101,857	—	—
Other liabilities		12,756	12,756	121,258	12,756

Total non-current liabilities		14,365,751	13,172,746	14,539,210	13,193,065
Total liabilities		17,212,194	16,668,281	17,610,024	16,901,428
Equity
Share capital		6,241,753	6,241,753	6,241,753	6,241,753
Share capital reserves		380,564	394,801	380,564	394,801
Treasury shares		(218,265)	(241,088)	(218,265)	(241,088)
Profits reserve		2,927,760	2,927,760	2,927,760	2,927,760
Equity valuation adjustment		2,295,927	2,298,328	2,295,927	2,298,328
Net income for the period		829,802	—	829,802	—
Total equity	25	12,457,541	11,621,554	12,457,541	11,621,554

Non-controlling interest		—	—	8,772	—

Total equity and liabilities		29,669,735	28,289,835	30,076,337	28,522,982

The accompanying notes are an integral part of this quarterly information.

2

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Statement of Income for the Period

		Parent Company		Consolidated
	Note	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Net sales revenue	27	2,783,540	2,020,609	2,998,859	2,253,908
Cost of sales	29	(1,426,041)	(1,388,840)	(1,585,926)	(1,566,544)

Gross profit		1,357,499	631,769	1,412,933	687,364

Operating income (expenses)
Selling expenses	29	(236,024)	(208,668)	(121,957)	(100,624)
General and administrative expenses	29	(135,735)	(103,639)	(147,353)	(111,597)
Equity in earnings of associates	14	122,402	126,901	(53)	818
Other operating income (expenses), net	29	(10,611)	4,798	(9,867)	(7,274)

Operating profit before net financial income (expenses)		1,097,531	451,161	1,133,703	468,687

Net financial income (expenses)	26
Financial income		100,797	414,098	105,329	407,337
Financial expenses		(221,249)	(274,443)	(262,679)	(282,163)

Net income before taxes		977,079	590,816	976,353	593,861

Income taxes	12
Current		(94,547)	(26,544)	(97,776)	(29,589)
Deferred		(69,405)	(114,125)	(65,450)	(114,125)

Net income for the period		813,127	450,147	813,127	450,147

Net earnings per share for the period	25.5
Basic - Common		0.74421	0.41267	0.74421	0.41267
Diluted - Common		0.74421	0.41223	0.74421	0.41223

The accompanying notes are an integral part of this quarterly information.

3

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Statement of Comprehensive Income

		Parent Company		Consolidated
	Note	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Net income for the period		813,127	450,147	813,127	450,147
Other comprehensive income (loss)		14,274	(1,228)	14,274	(1,228)
Exchange variation on conversion of financial statements of foreign subsidiaries	14	14,274	(1,228)	14,274	(1,228)

Total comprehensive income		827,401	448,919	827,401	448,919

The accompanying notes are an integral part of this quarterly information.

4

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Statement of Changes in Equity

			Capital reserves				Profit reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share insurance costs	Treasury stock	Legal reserve	Reserve for capital increase	Special statutory reserve	Equity valuation adjustment	Retained earnings	Total	Non- controlling interest	Total equity
Balances on December 31, 2016	25	6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,223,960	116,639	2,314,567	—	10,143,494	—	10,143,494

Total comprehensive income (loss)
Net income for the period		—	—	—	—	—	—	—	—	—	1,807,433	1,807,433	—	1,807,433
Actuarial gain net of deferred taxes		—	—	—	—	—	—	—	—	2,754	—	2,754	—	2,754
Exchange variation on conversion of financial statements and on foreign subsidiaries		—	—	—	—	—	—	—	—	38,006	—	38,006	—	38,006
Equity transactions with shareholders:
Stock options granted		—	—	1,521	—	—	—	—	—	—	—	1,521	—	1,521
Sale of shares in treasury to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Treasury stock acquired	25.3	—	—	—	—	(82)	—	—	—	—	—	(82)	—	(82)
Payment of interest on equity		—	—	—	—	—	—	—	—	—	(199,835)	(199,835)	—	(199,835)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	29	29	—	29
Internal changes in equity:
Partial realization of equity valuation adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(56,999)	56,999	—	—	—
Cancellation of class B preferred shares	25.3	—	—	—	—	17,107	—	—	—	—	(17,107)	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	196,604	—	—	—	—	—	—	—	(196,604)	—	—	—
Transfer between reserves		—	—	—	—	—	90,372	1,062,239	118,024	—	(1,270,635)	—	—	—
Exercise of stock option		—	—	(7,038)	—	7,038	—	—	—	—	—	—	—	—
Minimum mandatory dividends payable	25.6	—	—	—	—	—	—	—	—	—	(180,280)	(180,280)	—	(180,280)

Balances on December 31, 2017	25	6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,286,199	234,663	2,298,328	—	11,621,554	—	11,621,554

Total comprehensive income (loss)
Net income for the period		—	—	—	—	—	—	—	—	—	813,127	813,127	—	813,127
Exchange variation on conversion of financial statements and on foreign subsidiaries		—	—	—	—	—	—	—	—	14,274	—	14,274	—	14,274
Equity transactions with shareholders:
Stock options granted		—	—	72	—	—	—	—	—	—	—	72	—	72
Sale of shares in treasury to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Initial non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	8,772	8,772
Internal changes in equity:
Partial realization of equity valuation adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(16,675)	16,675	—	—	—
Exercise of stock option		—	—	(14,309)	—	14,309	—	—	—	—	—	—	—	—

Balances on March 31, 2018	25	6,241,753	396,006	—	(15,442)	(218,265)	406,898	2,286,199	234,663	2,295,927	829,802	12,457,541	8,772	12,466,313

The accompanying notes are an integral part of this quarterly information.

5

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Statement of Cash Flows

	Note	Parent Company		Consolidated
		3/31/2018	3/31/2017	3/31/2018	3/31/2017
Cash and cash equivalents from operating activities
Net income for the period		813,127	450,147	813,127	450,147
Adjustment to reconcile net income (loss) to cash and cash equivalents from operating activities		508,242	170,143	576,027	275,469
Depreciation, depletion and amortization		382,247	363,216	384,938	365,728
Income from sale of property, plant and equipment and biological assets	29	506	(3,388)	506	(3,388)
Equity pick-up in subsidiaries and affiliates	14	(122,402)	(126,901)	53	(818)
Exchange and monetary variations, net		59,593	(249,993)	16,653	(260,152)
Interest expenses, net		157,026	176,070	160,689	180,520
Derivative gains, net	26	(68,603)	(134,946)	(68,603)	(137,821)
Expenses from deferred income and social contribution taxes	12	69,405	114,125	65,450	114,125
Interest on actuarial liabilities	22	8,617	9,506	8,617	9,506
Provision for contingencies	21	151	8,378	234	8,224
Addition to provision for share-based payments	23	19,262	6,601	19,262	6,601
Allowance for doubtful accounts, net	7	4,743	2,028	6,292	3,504
Reversal of/(addition to) provision for discounts - loyalty program		(604)	646	(16,617)	(36,565)
Provision for (reversal of) inventory losses and write-offs	8	(3,045)	573	(3,045)	573
Provision for losses and write-off with property, plant and equipment and biological assets	29	8,982	308	8,982	3,154
Other provisions		(7,636)	3,920	(7,384)	22,278
Increase (reduction) in assets
Related parties		469,564	880,595	—	—
Accounts receivables		(793,487)	460,003	(14,239)	(9,660)
Inventories		(57,394)	36,444	(88,286)	57,482
Recoverable taxes		4,443	596	1,241	(3,741)
Other current and non-current assets		(54,362)	(42,017)	(231,073)	97,771
Increase (reduction) in liabilities
Trade payables		(16,559)	(55,981)	(10,903)	(31,894)
Other current and non-current liabilities		161,458	47,700	220,729	68,742

Cash provided by (used in) operations		(286,337)	1,327,340	(122,531)	178,700

Payment of interest		(181,136)	(196,084)	(194,402)	(246,468)
Payment of other taxes and contributions		(110,512)	(129,751)	(154,481)	(139,019)
Payment of income and social contribution taxes		(6,250)	(15,575)	(11,045)	(18,186)

Net cash provided by operating activities		737,134	1,606,220	906,695	500,643

Cash flows and cash equivalents from investing activities
Cash from acquisition of subsidiaries		—	—	21,436	—
Additions to property, plant and equipment	15	(140,964)	(152,542)	(142,226)	(152,960)
Additions to intangible assets		(57)	(76)	(57)	(76)
Additions to biological assets	13	(212,329)	(205,988)	(206,720)	(200,323)
Proceeds from asset divestment		15,043	8,509	15,043	8,509
Financial investments, net		264,350	(913,817)	265,000	(912,363)
Acquisition of subsidiaries		(309,872)	—	(309,872)	—

Net cash used in investing activities		(383,829)	(1,263,914)	(357,396)	(1,257,213)

Cash flow and cash equivalents from financing activities
Funding	19	46,383	58,849	2,476,082	1,009,369
Settlement of derivative operations	4	13,036	78,499	13,036	96,954
Payment of loans	19	(188,150)	(849,226)	(2,134,630)	(942,693)
Dividends from own shares		8,514	8,514	8,514	8,514

Net cash (used in) provided by financing activities		(120,217)	(703,364)	363,002	172,144

Exchange variation on cash and cash equivalents		—	—	11,202	(24,927)

Increase (reduction) in cash and cash equivalents		233,088	(361,058)	923,503	(609,353)

Cash and cash equivalents at the beginning of the period	5	490,701	841,056	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	5	723,789	479,998	2,000,336	1,005,344

Statement of the increase (reduction) in cash and cash equivalents		233,088	(361,058)	923,503	(609,353)

The accompanying notes are an integral part of this quarterly information.

6

Suzano Papel e Celulose S.A. Quarterly Information March 31, 2018 (In thousands of R$, unless otherwise stated)

Statement of Value Added

	Note	Parent Company		Consolidated
		3/31/2018	3/31/2017	3/31/2018	3/31/2017
Income
Sale of goods, products and services	27	3,055,013	2,273,807	3,273,068	2,509,463
Other income (expenses), net		15,866	9,258	16,609	(2,815)
Income from construction of own assets		130,628	125,726	130,628	125,726
Allowance for doubtful accounts, net	7	(4,743)	(2,028)	(6,292)	(3,504)

		3,196,764	2,406,763	3,414,013	2,628,870

Input acquired from third parties
Cost of products and goods sold and services rendered		(1,083,325)	(956,688)	(1,083,326)	(956,688)
Supplies, electricity, outsourced services and others		(319,094)	(438,251)	(376,068)	(523,511)

		(1,402,419)	(1,394,939)	(1,459,394)	(1,480,199)

Gross added value		1,794,345	1,011,824	1,954,619	1,148,671
Depreciation, amortization and depletion		(382,247)	(363,216)	(384,938)	(365,728)

Net added value produced by the Company		1,412,098	648,608	1,569,681	782,943

Added value received through transfers
Equity pick-up in subsidiaries and affiliates	14	122,402	126,901	(53)	818
Financial income		150,780	110,725	132,985	53,067

		273,182	237,626	132,932	53,885

Distribution of value added		1,685,280	886,234	1,702,613	836,828

Personnel		293,514	250,279	298,321	254,275
Direct compensation		236,939	199,766	241,110	203,106
Benefits		45,676	40,615	46,312	41,271
F.G.T.S. (Government Severance Indemnity Fund for Employees)		10,899	9,898	10,899	9,898
Taxes, fees and contributions		286,503	196,430	279,164	185,755
Federal		243,265	210,161	241,783	205,730
State		42,085	(15,102)	36,228	(21,218)
Municipal		1,153	1,371	1,153	1,243
Value distributed to providers of capital		292,136	(10,622)	312,001	(53,349)
Interest		271,232	(28,930)	290,334	(72,107)
Rentals		20,904	18,308	21,667	18,758
Value distributed to shareholders		813,127	450,147	813,127	450,147
Retained earnings in the period		813,127	450,147	813,127	450,147

Distribution of value added		1,685,280	886,234	1,702,613	836,828

The accompanying notes are an integral part of this quarterly information.

7

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

1	Company Information

Suzano Papel e Celulose S.A., hereinafter referred to as the “Suzano”, together with its subsidiaries hereinafter referred to as “Company”, with registered office in the city of Salvador, state of Bahia, Brazil, is a corporation whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

Suzano has five (5) industrial units in Brazil: one each in Bahia and Maranhão and three in São Paulo. These industrial units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods—tissue) to serve the domestic and international markets, in addition to generating energy for the Company’s consumption and selling surplus energy to third parties. Pulp, paper and consumer gods are sold in the international market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 50.04% of the common shares of its share capital.

The issue of this quarterly information was approved by the Company’s Board of Directors on April 26, 2018.

1.1	Major events in the three-month period ended March 31, 2018

a)	Operational events

i)	Acquisition of land and forests in the state of São Paulo

On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself or its affiliates, under which:

(i) it acquired around nine thousand and five hundred (9,500) hectares of rural land and one million and two hundred thousand cubic meters (1,200,000 m³) of forests, which reflects the potential of production of existing and already implemented forests in the areas acquired, in the central region of the state of São Paulo, for R$ 308.1 million; and (ii) it acquired an option to purchase approximately twenty thousand (20,000) hectares of rural properties in the same region and five million and six hundred thousand (5,600,000) cubic meters of forests, which reflects the potential of production of existing and already implemented forests in the properties subject-matter of the portion, for the price of R$ 749.4 million, with the option able to be exercised, at the sole discretion of Suzano, through July 2, 2018.

Brazil’s antitrust authority CADE approved the operation on April 4, 2018.

8

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

ii)	Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), an export prepayment facility, structured in a syndicated form, amounting to US$ 750 million, with final maturity of 5 years and grace period of 3 years, which has Suzano and Suzano Trading Ltd. (“Suzano Trading”), another subsidiary of Suzano, as guarantors.

The proceeds will be used to settle the export prepayment transaction contracted on May 14, 2015, in the amount of US$600 million and to finance export operations.

The new operation reduces borrowing cost in U.S. dollar, lengthens the average debt term and eliminates financial covenants.

b)	Corporate events

i)	Voting Commitment and assumption of obligations

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”) and with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Company and of Fibria, through a corporate restructuring.

The corporate restructuring will be submitted to the shareholders of each of the Companies, which will result in the following: a) the ownership, by Suzano, of all the shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty cents (R$ 52.50), adjusted in accordance with CDI from March 15, 2018 to the effective payment date, to be paid in a single installment on the date of completion of the merger; and (ii) 0.4611 common shares of Suzano, to be delivered on the date of completion of the merger.

Shareholders of Fibria holding American Depositary Shares (“ADS”) will be entitled to receive Suzano ADSs, in accordance with the same exchange ratio.

In connection with the delivery of Suzano shares and Suzano ADSs to holders of Fibria shares and Fibria ADSs, respectively, Suzano will (i) register the Suzano shares to be delivered (unless an exemption from such registration is available) with the U.S. Securities and Exchange Commission; and (ii) apply to list the Suzano ADSs on the New York Stock Exchange where Fibria’s ADSs are currently listed.

Once the transaction is consummated, the shares and ADSs issued by Fibria will no longer be traded on B3 S.A. and the New York Stock Exchange, respectively.

9

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

In accordance with the Voting Commitment, if any restrictions imposed by antitrust authorities in Brazil and/or other countries are too burdensome, as determined by the production capacity of any required divestiture, Suzano may choose not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$750 million. The break-up fee is also payable upon the non-completion of the merger as a result of certain other circumstances, as set forth in the Voting Commitment.

In the context of the transaction and subject to the closing of the transaction, on March 15th, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and other covenants with BNDESPAR (“BNDESPAR Voting Agreement”), establishing certain governance and financial commitments to be complied with by the Company and limiting the transfer of certain shares issued by the Company and held by the Controlling Shareholders of the Company.

Suzano has secured firm financing commitments from certain international financial institutions for a total amount of US$9.2 billion, the disbursement of which is conditioned, among other things, on the completion of the merger. Proceeds from said financing will be used to finance a part of the cash consideration paid to holders of Fibria securities and the combined exports of the companies.

Completion of the merger is subject to typical conditions precedent for transactions of this nature, including approval by antitrust authorities in Brazil and abroad.

ii)	Acquisition of company in Tissue segment (Facepa)

On January 19, 2018, Brazil’s antitrust agency CADE approved without restrictions the acquisition of around 92.84% of the total capital of the mill of Facepa – Fábrica de Papel da Amazônia (“Facepa”) by Suzano.

On March 1, 2018, once all the conditions precedent were implemented and all the approvals obtained from competent government authorities, the direct and indirect acquisition of approximately 92.84% of the total capital and 99.99% of the common capital of Facepa was concluded. Suzano acquired 100% of the control of AGFA—Comércio, Administração e Participações Ltda. (“AGFA”), which holds 28.8% of Facepa, and directly acquired 64.0% from the controlling shareholders of Facepa, thus totaling 92.8%. AGFA is a company with no commercial operation and whose balance sheet basically includes the investment in Facepa.

With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE), the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA).

The amount paid for the acquisition was R$267,876, made on the date of the acquisition and a contingent amount of R$40,000, which is conditioned on the non-materialization of indemnifiable losses by the sellers, totaling R$307,876. Since Facepa was recently acquired, the Purchase Allocation Price is still being determined and hence the complete disclosure related to the business combination will be concluded by the end of the year.

10

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

iii)	Acquisition of company in the energy segment (PCH Mucuri)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent government authorities, the operation with Queiroz Galvão Energia S.A. for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the cities of Carlos Chagas and Pavão.

The amount paid for the acquisition was R$41,996 on the date of conclusion of the acquisition. Since PCH Mucuri was recently acquired, the Purchase Allocation Price is still being determined and hence the complete disclosure related to the business combination will be concluded by the end of the year.

2	Presentation of the Quarterly information

2.1	Preparation basis and presentation

The parent company and consolidated quarterly information was prepared and is presented in accordance with technical pronouncement CPC 21 (R1) Interim Statements and the international standard IAS 34 Interim Financial Reporting, following the provisions in Central Bank Circular/CVM/SNC/SEP 003/2011 dated April 28, 2011.

The quarterly information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

The Company affirms that all the information relevant to its quarterly information is reported and that it corresponds to that used by the Management for its administration.

2.1.1	Consolidated quarterly information

The consolidated quarterly information was prepared based on the information provided by Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices and policies, except for Futuragene PLC, whose reference date is February 28, 2018, but whose information does not have significant impact on consolidated result. Regarding Facepa, acquired on March 1, 2018, there was on consolidation of the results of the one-month period ended March 31, 2018, although the effect would not be relevant in the period.

The subsidiaries are consolidated as from the date of ownership control up to the date control ceases to exist. In the case of joint control (joint venture) with other companies, these investments are measured by the equity method for both the individual and consolidated quarterly information.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

11

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

Companies included in the Company’s consolidated quarterly information:

			Interest in capital (%)
Investee	Nature of the main operation	Type of interest	3/31/2018	12/31/2017
AGFA - Comério, Administração e Participações Ltda. (“AGFA”) (a)	Investment in Facepa	Direct	100%	—
Asapir Produção Florestal e Comércio Ltda (“Asapir”)	Loan agreement	Joint venture	50%	50%
Comercial e Agrícola Paineiras Ltda (“Paineiras”)	Land lease	Direct	100%	100%
Facepa - Fábrica de papel da Amazônia S.A. (“Facepa”) (a)	Production and sale of tissue paper	Direct/Indirect	92.8%	—
FuturaGene Ltd (“Futuragene”)	Biotechnology research and development	Indirect	100%	100%
Ibema Companhia Brasileira de Papel (“Ibema”)	Production and sale of paperboard	Joint venture	49.9%	49.9%
Mucuri Energética S.A. (“PCH Mucuri”) (b)	Energy generation and distribution	Direct	100%	—
Ondurman Empreendimentos Imobiliários Ltda (“Ondurman”)	Land lease	Direct	100%	100%
Paineiras Logística e Transporte Ltda (“Paineiras Logística”)	Commissioning of road transport	Direct	100%	100%
Stenfar S.A. Indll. Coml. Imp. Y. Exp. (“Stenfar”)	Sale of paper and IT materials	Direct/Indirect	100%	100%
Sun Paper and Board Limited (“Sun Paper”)	Shared expenses	Direct	100%	100%
Suzano Áustria GmbH (“Suzano Áustria”)	Capital raising	Direct	100%	100%
Suzano Luxembourg (“Suzano Luxemburgo”)	Not operational	Direct	100%	—
Suzano Pulp and Paper America Inc (“Suzano América”)	Sale of pulp and paper	Direct	100%	100%
Suzano Pulp and Paper Europe S.A. (“Suzano Europa”)	Sale of pulp and paper	Direct	100%	100%
Suzano Trading Ltd (“Suzano Trading”)	Sale of pulp and paper	Direct	100%	100%

(a)	See Note 1.1 b) ii).
(b)	See Note 1.1 b) iii).

2.2 Statement of Value Added (“DVA”)

The Company prepared the individual and consolidated Statement of Value Added as part of the quarterly information, as required by the Brazilian corporate law and the accounting practices adopted in Brazil, in accordance with the criteria defined in Technical Pronouncement CPC 09 – Statement of Value Added. IFRS standards do not require the DVA, therefore, they are considered as supplemental information, without prejudice to the quarterly information.

2.3 Functional currency and presentation currency

The items included in the quarterly information of each of the Company’s subsidiaries are measured using the currency of the main economic environment in which the subsidiary operates (the “functional currency”).

The individual and consolidated quarterly information is presented in Brazilian real, which is Suzano’s functional currency, and Company’s presentation currency.

12

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

The functional currency used when translating the quarterly information of foreign subsidiaries is the following:

Subsidiary	Country	Currency name
Suzano Trading	Cayman Islands

Suzano América	United States	U.S. Dollar

Suzano Áustria	Austria

FuturaGene

Sun Paper	United Kingdom	Pound Sterling

Suzano Europa	Switzerland	Swiss Franc

Stenfar	Argentina	Argentine Peso

3	Critical Accounting Practices

The quarterly information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2017, except for the application of the new accounting standards as of January 1, 2018, although, despite the application, there was no material impact on the quarterly information, as mentioned in the financial statements as of December 31, 2017. This information should be considered jointly with the annual financial statements.

3.1 New standards, revisions and interpretations not yet in force

IASB issued and approved the following accounting standards/interpretations that are not yet effective and the Company did not early adopt them for the preparation of this quarterly information.

The Management evaluated or is evaluating and measuring the impacts of adopting the following standards/interpretations:

i) IFRS 16 – Leases – It replaces IAS 17 and essentially requires that lessees recognize future payments in their liabilities and the right to use a leased item in assets for practically all lease agreements. Therefore, financial lease and operating lease agreements receive similar accounting treatment, although certain short-term leases or those for small amounts are outside the scope of this standard. This standard will be effective as of January 1, 2019.

The Company, based on preliminary assessments, believes that the biggest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used to plant eucalyptus forests, with terms of up to 3 cycles of forest formation, around 21 years (Note 20.3 i)), but for the reporting date, the Company was still analyzing these and other lease agreements, as well as the transition criterion to be adopted to implement the new Standard.

13

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

ii) IFRIC 23 Uncertainty over Income Tax Treatments – Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32 Income Taxes and the new interpretation IFRIC 23 apply only to Income Tax and Social Contribution. IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1, 2019.

The Company is assessing the changes introduced by this new interpretation and, based on analyses made until the closing of this quarterly information, did not identify any major changes that cause any impact on its quarterly information.

4	Financial Instruments and Risks

4.1 Management of financial risks

a) Overview

In the three-month period ended March 31, 2018, there were no significant changes in the financial risk management policies and procedures compared to those reported in Note 4 to the financial statements of December 31, 2017.

The main financial risk factors considered by Management are:

•	Liquidity risk;

•	Credit risk;

•	Currency risk;

•	Interest rate risks.

The Company does not adopt hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Parent company and Consolidated statements of income of the periods, as presented in Note 26.

b) Valuation

All operations with financial instruments are recognized in the Company’s quarterly information, as shown below. As a result of the adoption of IFRS 9, the subsequent measurement of financial instruments did not change in relation to last year.

14

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

		Parent Company		Consolidated
	Note	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Assets
At fair value through profit or loss
Financial investments	6	1,339,977	1,579,981	1,391,669	1,631,505
Derivative financial instruments	4.3	161,351	133,910	161,351	133,910
Amortized costs
Cash and cash equivalents	5	723,789	490,701	2,000,336	1,076,833
Trade accounts receivable	7	3,381,506	2,579,919	2,389,398	2,303,810

		5,606,623	4,784,511	5,942,754	5,146,058

Liabilities
At amortized cost
Trade accounts payable	18	565,864	581,810	600,564	610,476
Loans and financing	19	5,359,621	5,441,048	12,646,105	12,191,856
Loans with related parties		7,186,552	6,722,399	—	—
Accounts payable for assets acquisition	24	587,862	537,248	635,069	585,986
At fair value through profit or loss
Derivative financial instruments	4.5	99,770	127,896	99,770	127,896

		13,799,669	13,410,401	13,981,508	13,516,214

c) Fair value versus book value

The comparison between the fair value and carrying value of outstanding financial instruments, at their amortized cost, is shown below:

	Consolidated
	3/31/2018		12/31/2017
	Book Value	Fair Value	Book Value	Fair Value
Assets
Cash and cash equivalents	2,000,336	2,000,336	1,076,833	1,076,833
Financial investments	1,391,669	1,391,669	1,631,505	1,631,505
Trade accounts receivable	2,389,398	2,389,398	2,303,810	2,303,810
Derivative financial instruments (current and non-current)	161,351	161,351	133,910	133,910

	5,942,754	5,942,754	5,146,058	5,146,058

Liabilities
Trade accounts payables	600,564	600,564	610,476	610,476
Loans and financing (current and non-current)	12,646,105	13,840,940	12,191,856	13,755,352
Accounts payable for assets acquisitions (current and non-current)	635,069	593,194	585,986	564,292
Derivative financial instruments (current and non-current)	99,770	99,770	127,896	127,896

	13,981,508	15,134,468	13,516,214	15,058,016

4.2 Liquidity risk

The following tables show the maturities of financial liabilities settled with cash, including the estimated payment of interest and exchange variation. These maturities refer to the remaining term on the base date of the quarterly information up to the maturity of the agreement.

The amounts disclosed below refer to contracted cash flows not discounted and, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

15

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

	3/31/2018
Consolidated	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	600,564	600,564	600,564	—	—	—
Loans and financing	12,646,105	18,346,805	2,023,059	1,881,376	7,053,775	7,388,595
Accounts payable for assets acquisitions	635,069	761,289	95,490	93,768	184,064	387,967
Derivative financial instruments	99,770	88,607	23,804	53,209	11,594	—
Other accounts payable	430,313	430,313	309,055	121,258	—	—

	14,411,821	20,227,578	3,051,972	2,149,611	7,249,433	7,776,562

	12/31/2017
Consolidated	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	610,476	610,476	610,476	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Accounts payable for assets acquisitions	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,436	12,757	—	—

	13,809,407	17,612,103	3,715,190	2,772,968	5,127,502	5,996,443

4.3 Credit risk

The book value of financial assets representing the exposure to credit risk on the date of the quarterly information was as follows:

		Parent Company		Consolidated
	Note	31/3/2018	12/31/2017	31/3/2018	12/31/2017
Assets
Cash and cash equivalents	5	723,789	490,701	2,000,336	1,076,833
Financial investments	6	1,339,977	1,579,981	1,391,669	1,631,505
Trade accounts receivable	7	3,381,506	2,579,919	2,389,398	2,303,810
Derivative financial instruments		161,351	133,910	161,351	133,910

		5,606,623	4,784,511	5,942,754	5,146,058

The Counterparties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives receivable, are rated by the rating agencies Fitch Ratings, Standard & Poor’s and Moody’s. The risk rating is as follows:

16

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

	Consolidated
	Cash and cash equivalents and financial investments		Derivative financial instruments
Risk rating (a)	3/31/2018	12/31/2017	3/31/2018	12/31/2017
AAA	2,851,201	2,168,810	—	65,510
AA+	150,373	169,881	94,475	51,231
AA	196,603	207,925	18,447	3,143
AA-	142,990	113,623	48,429	14,026
A	48,081	45,753	—	—
A-	2,742	2,330	—	—
BB	15	16	—	—

	3,392,005	2,708,338	161,351	133,910

(a)	We use the Brazilian Risk Rating and the rating is given by rating agencies Fitch Ratings, Standard & Poor’s and Moody’s.

The risk rating of trade accounts receivable is as follows:

	Consolidated
	3/31/2018	12/31/2017
Low Risk (a)	2,356,587	2,268,675
Average Risk (b)	9,331	21,016
High Risk (c)	64,267	52,859

	2,430,185	2,342,550

(a)	Overdue up to 30 days
(b)	Overdue between 30 and 90 days
(c)	Overdue more than 90 days and renegotiated by the client or with guarantee

The amounts do not consider the Allowance for Doubtful Accounts of R$ 40,787 and R$ 38,740 on March 31, 2018 and December 31, 2017, respectively.

17

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

4.4 Market risk

4.4.1. Exchange rate risk

The following table shows the net exposure of assets and liabilities in foreign currency:

	Consolidated
	3/31/2018	12/31/2017
Assets
Cash and cash equivalents	1,253,389	585,541
Trade accounts receivable	1,639,286	1,544,749
Derivative financial instruments	161,351	133,910

	3,054,026	2,264,200

Liabilities
Trade accounts payables	(45,315)	(36,018)
Loans and financing	(9,038,084)	(8,616,807)
Accounts payable for assets acquisitions	(326,156)	(332,193)
Derivative financial instruments	(98,819)	(126,781)

	(9,508,374)	(9,111,799)

Net liability exposure	(6,454,348)	(6,847,599)

Sensitivity analysis – foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%.

The following table presents the potential impacts on results assuming these scenarios:

	3/31/2018
Consolidated	Probable	Possible Increase (Δ 25%)	Remote Increase (Δ 50%)
Cash and cash equivalents	1,253,389	313,347	626,695
Trade accounts receivable	1,639,286	409,821	819,643
Trade accounts payable	(45,315)	(11,329)	(22,657)
Loans and financing	(9,038,084)	(2,259,521)	(4,519,043)
Accounts payable for assets acquisitions	(326,156)	(81,539)	(163,078)
Derivatives Swap	21,938	(710,659)	(1,421,318)
Derivatives Options	40,594	(488,471)	(1,521,281)

	(6,454,348)	(2,828,351)	(6,201,039)

4.4.2 Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

18

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Sensitivity analysis – exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: CDI, TJLP and Libor may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates.

The following table shows the potential impacts on the results in the event of these scenarios:

	3/31/2018
Consolidated	Probable	Possible Increase (Δ 25%)	Remote Increase (Δ 50%)
Interbank deposit certificate (“CDI”)
Cash and cash equivalents	746,947	12,400	24,992
Financial investments	1,391,669	23,102	46,564
Loans and financing	(2,894,987)	(48,058)	(96,863)
Derivative Swap	21,938	86,210	171,675
Derivative Options	40,594	(25,857)	(52,069)

	(693,839)	47,797	94,299

Long-term interest rate (“TJLP”)
Loans and financing	(243,929)	(4,116)	(8,233)

	(243,929)	(4,116)	(8,233)

London InterBank Offered Rate (“Libor”)
Loans and financing	(4,175,657)	(19,657)	(39,314)
Derivative Swap	(951)	371	741

	(4,176,608)	(19,286)	(38,573)

4.5 Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The difference in amount can occur due to liquidity reasons, dismantling costs, interest of the counterparty in early settlement, among other aspects. The amounts reported by the Company are based on a calculation made by a specialized consulting firm and are reviewed by Management.

19

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

a) Outstanding derivatives by type of contract

On March 31, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value in US$		Fair value
Consolidated	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	1,870,000	1,485,000	40,594	25,822
Fixed Swap (US$) vs. CDI	—	50,000	—	5,356
Fixed Swap CDI vs. US$	—	50,000	—	(2,485)

Subtotal	1,870,000	1,585,000	40,594	28,693
Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	861,892	291,725	21,938	(21,562)

Subtotal	861,892	291,725	21,938	(21,562)
Interest hedge
Swap Libor vs. Fixed (US$)	19,841	19,841	(951)	(1,117)

Subtotal	19,841	19,841	(951)	(1,117)

Total in derivatives	2,751,733	1,896,566	61,581	6,014

Accounting classification
Current assets			95,539	77,090
Non-current assets			65,812	56,820
Current liabilities			(22,973)	(23,819)
Non-current liabilities			(76,797)	(104,077)

			61,581	6,014

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on said dates.

Contracts outstanding on March 31, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

20

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

b) Fair value by maturity

Derivatives mature as follows:

	Fair value
Maturity of derivatives	3/31/2018	12/31/2017
In 2018	64,675	53,270
In 2019	65,652	(16,064)
In 2020	(68,746)	(31,192)

	61,581	6,014

c) Long and short position of outstanding derivatives

On March 31, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value			Fair value
Consolidated	Currency	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	2,850,588	950,000	54,525	22,525
Swap Libor vs. Fixed (US$)	US$	19,841	19,841	65,784	65,517

Subtotal				120,309	88,042
Liabilities
Swap CDI vs. Fixed (US$)	US$	861,892	291,725	(32,587)	(44,087)
Swap Libor vs. Fixed (US$)	US$	19,841	19,841	(66,735)	(66,634)

Subtotal				(99,322)	(110,721)

Total swap agreements				20,987	(22,679)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	1,870,000	1,485,000	40,594	25,822
Swap Fixed (US$) vs. CDI	US$	—	50,000	—	5,356
Swap CDI x Fixed (US$)	US$	—	50,000	—	(2,485)

Subtotal				40,594	28,693

Total in derivatives				61,581	6,014

21

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

d) Settled derivatives

In the three-month period ended March 31, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Settlement value
Consolidated	31/3/2018	3/31/2017
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	10,165	—
NDF (MXN vs. US$)	—	50

Subtotal	10,165	50
Commodity hedge
Bunker (oil)	—	2,631

Subtotal	—	2,631
Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	2,871	—
Swap Fixed (US$) vs. CDI	—	(8,809)

Subtotal	2,871	(8,809)
Interest hedge
Swap Coupon vs. Fixed (US$)	—	15,824

Subtotal	—	15,824

Total in derivatives (a)	13,036	9,696

(a)

In the period ended March 31, 2018 there was no receipt of premium on derivatives from short positions on unexpired options and is hence not presented in the table above (R$ 87,258 on December 31, 2017).

4.6 Capital management

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Loans and financing	5,359,621	5,441,048	12,646,105	12,191,856
(-) Cash and financial investments	(2,063,766)	(2,070,682)	(3,392,005)	(2,708,338)

Net debt	3,295,855	3,370,366	9,254,100	9,483,518
Shareholders’ equity	12,457,541	11,621,554	12,457,541	11,621,554

Shareholders’ equity and net debt	15,753,396	14,991,920	21,711,641	21,105,072

22

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

4.7 Fair value hierarchy

The financial instruments and other quarterly information items assessed at fair value are presented in accordance with the levels defined below:

•	Level 1 – Prices quoted (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3 – Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

	3/31/2018
Consolidated	Fair value	Level 1	Level 2	Level 3
Assets
Financial investments	1,391,669	—	1,391,669	—
Derivative financial instruments	161,351	—	161,351	—
Biological assets (a)	4,579,097	—	—	4,579,097

	6,132,117	—	1,553,020	4,579,097

Liabilities
Loans and financing	13,840,940	—	13,840,940	—
Accounts payable for assets acquisitions	593,194	—	593,194	—
Derivative financial instruments	99,770	—	99,770	—

	14,533,904	—	14,533,904	—

	12/31/2017
Consolidated	Fair value	Level 1	Level 2	Level 3
Assets
Financial Investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897

	6,314,312	—	1,765,415	4,548,897

Liabilities
Loans and financing	13,755,352	—	13,755,352	—
Accounts payable for assets acquisitions	564,292	—	564,292	—
Derivative financial instruments	127,896	—	127,896	—

	14,447,540	—	14,447,540	—

(a)	Changes in fair value of biological assets are shown in Note 13.

23

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

4.8 Guarantees

The Company has letters of credit and credit insurance policies as guarantee. In the period ended March 31, 2018, consolidated accounts receivable operations pegged to exports amount to USD 449 million, equivalent to R$1,492,869 on this date) (December 31, 2017, USD 429 million, equivalent to R$1,421,446).

5	Cash and Cash Equivalents

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Cash and banks
Local currency	32,061	18,533	35,189	19,124
Foreign currency	—	—	1,086,679	583,604

	32,061	18,533	1,121,868	602,728
Financial investments
Local currency	691,728	472,168	711,758	472,168
Foreign currency	—	—	166,710	1,937

	691,728	472,168	878,468	474,105

	723,789	490,701	2,000,336	1,076,833

Financial investments in local currency have low risk and immediate liquidity, and correspond to investments indexed to the Interbank Deposit Certificate (“CDI”). On March 31, 2018 and December 31, 2017, yield rates ranged from 94% to 110% of the CDI.

6	Financial Investments

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	1,254,140	1,542,068	1,305,832	1,593,066
Bank Deposit Certificates (“CDB”) (b)	85,837	37,913	85,837	38,439

	1,339,977	1,579,981	1,391,669	1,631,505

(a)

Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, and are remunerated at a percentage of the Overnight (CDI) rate, ranging from 97.7% to 102.4%. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is presented on Note 4.3

(b)	CDBs were remunerated on average at a percentage of the CDI of 104.53% (December 31, 2017, 102.48%).

24

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

7	Trade Accounts Receivable

7.1	Breakdown of balances

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Domestic customers
Third parties	658,912	739,858	711,848	741,558
Receivables Investment Fund (“FIDC”) (a)	28,326	25,825	28,326	25,825
Subsidiaries (b)	43	—	—	—
Related parties (b)	48,060	28,652	48,060	28,652
Foreign customers
Third parties	40,686	45,572	1,641,951	1,546,515
Subsidiaries (b)	2,643,710	1,775,848	—	—
Allowance for doubtful accounts	(38,231)	(35,836)	(40,787)	(38,740)

	3,381,506	2,579,919	2,389,398	2,303,810

(a)

The fund is established under the closed co-ownership arrangement and is governed by Resolution 2907/2001 of the National Monetary Council (“CMN”) and instructions issued by the Securities and Exchange Commission of Brazil (“CVM”). It is composed of 100,000 units of ownership in the amount of R$100,000, of which 97,000 senior units will be held by Banco Rabobank (Lead Manager of the Fund) totaling R$97,000, and 3,000 subordinated units held by Suzano totaling R$3,000. The term of the fund is two years and may be renewed. On March 31, R$27,397 is recorded under loans and financing, net of transaction costs (Note 19).

(b)	See Note 11.

7.2	Notes overdue

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Amounts overdue:
Up to 30 days	23,300	38,270	155,475	67,239
Overdue between 31 and 60 days	2,981	9,418	2,999	16,066
Overdue between 61 and 90 days	4,520	3,825	6,331	3,949
Overdue between 91 and 120 days	1,531	2,949	2,300	2,831
Overdue between 121 and 180 days	5,388	9,959	6,329	9,423
Over 180 days	49,732	36,402	55,633	39,905

	87,452	100,823	229,067	139,413

% Total overdue receivables, excluding allowance for doubtful accounts	3%	4%	9%	6%

7.3	Changes in allowance for doubtful accounts

	Parent Company		Consolidated
	Three-month period ended
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Opening balance	(35,836)	(35,309)	(38,740)	(35,309)
Credits accrued in the period	(5,477)	(2,038)	(7,026)	(3,514)
Credits recovered in the period	734	10	734	10
Credits definitively written-off from position	2,348	5,078	2,689	5,078
Foreign exchange variation	—	—	1,556	(304)

Closing balance	(38,231)	(32,259)	(40,787)	(34,039)

25

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. A portion of them are equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8	Inventories

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Finished goods
Pulp
Domestic	106,755	81,829	106,755	81,829
Foreign	—	—	233,928	198,380
Paper
Domestic	199,832	196,944	199,832	196,944
Foreign	—	—	64,604	67,146
Consumer Goods
Domestic	9,136	6,376	13,627	6,376
Work in process	60,461	63,797	62,580	63,797
Raw materials	404,949	388,383	413,116	388,383
Storeroom suppliers	175,762	153,994	197,453	170,020
Advances to suppliers	29,541	35,035	29,541	35,086

	986,436	926,358	1,321,436	1,207,961

On March 31, 2018, inventories are net of estimated losses amounting to R$44,644 (R$51,911 on December 31, 2017). Additions to and reversals of estimated losses and direct write-offs are recognized under profit or loss, in cost of goods sold, corresponding to a reversal of R$3,045 and a provision of R$573 in the three-month periods ended March 31, 2018 and December 31, 2017, respectively.

No inventory items were given as collateral for or guarantee of liabilities for the fiscal years presented.

9	Recoverable Taxes

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Withholding tax and prepaid income tax and social contribution	49,435	50,239	66,188	58,823
PIS and COFINS - on acquisition of fixed assets (a)	57,902	58,767	58,187	58,767
PIS and COFINS - other operations	53,816	54,360	54,984	55,515
ICMS - on acquisition of fixed assets (b)	69,990	71,603	69,990	71,603
ICMS - other operations (c)	241,763	250,006	276,805	280,384
Reintegra Program (d)	57,208	71,376	57,208	71,376
Other taxes and contributions	3,916	1,934	12,950	4,298
Provision for the impairment of ICMS credits (e)	(12,874)	(10,583)	(12,874)	(10,583)

	521,156	547,702	583,438	590,183

Total current assets	258,181	263,945	320,038	306,426
Total non-current assets	262,975	283,757	263,400	283,757

26

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

(a)	Social Integration Program (“PIS”) / Social Security Funding Contribution (“COFINS”)—Credits whose realization is linked to the depreciation period of the corresponding asset.
(b)

Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment – CIAP.

(c)

ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products. Credits are concentrated in the states of Bahia and Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Bahia and Maranhão.

(d)	Special Regime of Tax Refunds for Export Companies (“Reintegra”).
(e)	Provision for discount on sales to third parties of accrued credit mentioned in item “c” above

10	Advance to Suppliers

10.1	Development Program

On March 31, 2018, the balance of advances of funds and inputs for timber development amounted to R$272,934 (R$237,466 on December 31, 2017), classified in the balance sheet according to the expected realization, among current and non-current liabilities.

10.2	Advance for the purchase of finished product

On March 31, 2018, the Company had paid advance for the purchase of finished products, through its subsidiary Suzano Trading, in the amount of US$10 million (equivalent to R$33,483), (R$33,324 on December 31, 2017).

11	Related Parties

Related parties	Type of operation
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses
Bizma Investimentos Ltda. (“Bizma”)	Investment fund management
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper
Ibema Cia Brasileira de Papel (“Ibema”)	Sale of paper
Instituto Ecofuturo—Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services
IPLF Holding S.A. (“IPLF”)	Shared corporate costs and expenses
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs

27

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

11.1 Balance sheets and transactions in the three-month period ended March 31, 2018

	ASSETS					LIABILITIES						INCOME STATEMENT
	Current					Current				Non-current
Item of balance sheet	Trade receivables - subsidiaries		Trade receivables - related parties		Receivables from related parties	Trade payables	Payables to related parties		Loans and financing	Payables to related parties		Income		Expenses
With subsidiaries
Suzano Trading	2,588,180	(b)	—		—	—	18,125	(a)	—	3,123,154	(a)	1,916,437	(b)	(45,368)
Suzano Europa	41		—		—	—	—		—	—		54		—
Suzano Austria	—		—		—	—	34,369	(a)	—	4,014,153	(a)	—		(79,455)
Paineiras	—		—		—	—	—		—	—		—		(1,593)
Paineiras Logística	—		—		2,989	—	4,578		—	—		—		(57,503)
Stenfar	42,099	(b)	—		—	—	466		—	—		24,055	(b)	(198)
Ondurman	43		—		—	—	—		—	—		—		(3,953)
Futuragene	—		6		—	—	—		—	—		112		—
Sun Paper	—		—		—	—	4,194		—	—		—		(170)
Facepa	13,390		—		—	—	—		—	—		—		—

	2,643,753		6		2,989	—	61,732		—	7,137,307		1,940,658		(188,240)

With related parties
Holding company	—		—		—	—	—		136	—		19		(3,034)
Nemonorte	—		—		—	—	—		—	—		—		(62)
Bexma	—		—		—	—	—		—	—		3		—
Lazam - MDS	—		—		—	—	—		—	—		—		(31)
Ecofuturo	—		—		—	—	—		—	—		2		(875)
Ibema	—		48,054	(b)	—	4,448	—		—	—		47,602	(b)	—
Bizma	—		—		—	—	—		—	—		9		—

	—		48,054		—	4,448	—		136	—		47,635		(4,002)

	2,643,753		48,060		2,989	4,448	61,732		136	7,137,307		1,988,293		(192,242)

28

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

11.2 Balances sheets on December 31, 2017 and transactions in the three-month period ended March 31, 2017

	ASSETS					LIABILITIES						INCOME STATEMENT
	Current					Current				Non-current
Item of balance sheet	Trade receivables - subsidiaries		Trade receivables - related parties		Receivables from related parties	Trade payables	Payables to related parties		Loans and financing	Payables to related parties		Income		Expenses
With subsidiaries
Suzano Trading	1,732,080	(b)	—		—	—	661,643	(a)	—	1,978,014	(a)	1,247,563		(155,700)
Suzano Europa	49		—		—	—	—		—	—		—		—
Suzano Austria	—		—		—	—	90,946	(a)	—	3,995,071	(a)	—		(50,849)
Paineiras	—		—		—	—	—		—	—		—		(1,252)
Paineiras Logística	—		—		2,369	—	2,749		—	—		—		(57,348)
Stenfar	43,719	(b)	—		—	—	1,001		—	—		22,247	(b)	(234)
Ondurman	—		—		—	—	—		—	—		—		(4,005)
Amulya	—		—		—	—	—		—	—		—		(2,839)
Futuragene	—		20		—	—	—		—	—		15		—
Sun Paper	—		—		—	—	4,027		—	—		—		—

	1,775,848		20		2,369	—	760,366		—	5,973,085		1,269,825		(272,227)

With related parties
Holding company	—		—		—	—	—		141	—		7		(3,602)
Central	—		—		—	—	—		—	—		4,056		—
Nemonorte	—		—		—	—	—		—	—		—		(58)
Mabex	—		—		—	—	—		—	—		—		(8)
Lazam—MDS	—		—		—	—	—		—	—		—		(89)
Ecofuturo	—		4		—	45	—		—	—		—		(880)
Ibema	—		28,628	(b)	—	6,954	—		—	—		12,348	(b)	—

	—		28,632		—	6,999	—		141	—		16,411		(4,637)

	1,775,848		28,652		2,369	6,999	760,366		141	5,973,085		1,286,236		(276,864)

(a)	New loans through subsidiaries (Note 19 (d));
(b)	Pulp and paper sales operations.

29

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

11.3 Management compensation

On March 31, 2018 and 2017, expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the period.

	Parent Company		Consolidated
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Short-term benefits
Salary or compensation	8,536	5,583	8,727	5,583
Direct and indirect benefits	793	532	815	532
Bonus	3,724	5,363	3,788	5,363

	13,053	11,478	13,330	11,478
Long-term benefits
Share-based payments	31,765	25,368	31,819	25,368

	31,765	25,368	31,819	25,368

	44,818	36,846	45,149	36,846

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th salary” bonus), and payroll charges (company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (Note 23).

12	Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

30

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Income tax loss carryforward	509,441	572,356	512,059	575,248
Social contribution tax loss carryforward	7,840	29,830	7,840	29,830
Provision for tax, civil and labor liabilities	104,925	103,631	104,925	103,631
Temporary differencies provision (operational and others)	214,587	203,831	214,587	203,831
Exchange variation losses (net)—payable on a cash basis for tax purposes	89,550	82,793	89,550	82,793
Losses on derivatives	(2,551)	29,943	(2,551)	29,943
Other temporary differences	128,215	109,789	128,484	109,503

Non-current assets	1,052,007	1,132,173	1,054,894	1,134,779
Goodwill – Tax offset on goodwill not amortized in books	10,837	10,063	10,837	10,063
Property, plant and equipment—deemed cost adjustment	1,514,963	1,525,281	1,589,714	1,603,987
Biological assets—fair value	101,711	90,461	101,711	90,461
Tax accelerated depreciation	1,186,099	1,183,115	1,186,099	1,183,115
Gains on derivatives	18,387	31,988	18,387	31,988
Other temporary differences	2,765	2,519	2,765	2,519

Non-current liabilities	2,834,762	2,843,427	2,909,513	2,922,133
Total non-current assets, net	—	—	2,618	2,606
Total non-current liabilities, net	1,782,755	1,711,254	1,857,237	1,789,960

Except for tax losses, the social contribution tax loss carryforwards and accelerated incentivized depreciation, which is obtained only through IRPJ, the other taxable income was obtained by both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Tax loss carryforward	2,037,766	2,289,425	2,048,238	2,300,993
Social contribution tax loss carryforward	87,111	331,445	87,111	331,445

The projected realization of deferred taxes was prepared based on the Management’s best estimates and on projected results. However, since there are diverse assumptions over which the Company has no control, such as inflation indices, exchange volatility, international market prices and other economic uncertainties in Brazil, future results may materially differ from those considered in this projection.

31

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

3/31/2018
Year	Consolidated
April to December 2018	286,433
In 2019	369,584
In 2020	157,454
In 2021	31,056
In 2022	95,474
In 2023	6,722
2024 to 2027	108,171

1,054,894

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	Parent Company		Consolidated
	Three-month period ended
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Income before taxes	977,079	590,816	976,353	593,861
Income and social contribution expenses at statutory nominal rate—34%	(332,207)	(200,877)	(331,960)	(201,913)
Tax effect on permanent differences:
Tax incentive—Reduction SUDENE (a)	95,065	19,097	95,065	19,097
Equity method in affiliates	41,617	37,942	(18)	(6,354)
Taxation difference—Subsidiaries (b)	—	—	55,160	32,822
Reintegra credit	12,624	8,164	12,624	8,164
Taxation on transactions with subsidiaries	—	(3,252)	—	(3,252)
Other	18,949	(1,743)	5,903	7,721

	(163,952)	(140,669)	(163,226)	(143,714)

Income tax
Current	(43,237)	(12,912)	(45,996)	(15,572)
Deferred	(51,753)	(85,423)	(48,845)	(85,423)

	(94,990)	(98,335)	(94,841)	(100,995)

Social Contribution
Current	(51,310)	(13,632)	(51,780)	(14,017)
Deferred	(17,652)	(28,702)	(16,605)	(28,702)

	(68,962)	(42,334)	(68,385)	(42,719)

Income and social contribution tax expenses in the periods	(163,952)	(140,669)	(163,226)	(143,714)

Effective rate of income and social contribution tax expenses	16.8%	23.8%	16.7%	24.2%

(a)	The Company used the benefit of reducing 75% calculated based on Exploration Profit of Mucuri (BA) and Imperatriz (MA) units.
(b)	Refers mainly to the difference between the nominal rate used by the Company and that used by its subsidiaries in Brazil and abroad.

32

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

13	Biological Assets

The changes in the balances of biological assets in the respective periods are shown below:

	Parent Company	Consolidated
Balances on December 31, 2016	4,198,382	4,072,528
Additions (a)	934,992	912,368
Depletion for the year	(551,135)	(551,135)
Gain on adjustment to fair value (b)	192,504	192,504
Disposal of forests	(28,030)	(28,030)
Other write-offs	(46,369)	(49,338)

Balances on December 31, 2017	4,700,344	4,548,897
Additions (a)	212,329	206,720
Depletion for the period	(164,723)	(164,723)
Disposal of forests	(11,789)	(11,789)
Other write-offs	(8)	(8)

Balances on March 31, 2018	4,736,153	4,579,097

(a)	Refers to the formation and acquisition of forests, of which R$199,869 of forest formation and R$12,460 of forest acquisition (December 31, 2017, R$ 798,578 and R$ 136,414, respectively);
(b)	The gain reported in 2017 is mainly due to the gross wood price in the regions of Maranhão and Pará and the maintenance of other assumptions;

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the Discounted Cash Flow method.

33

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

14	Investments

	Subsidiaries														Joint ventures
	AGFA	Amulya	Facepa	Mucuri Energética	Ondurman	Paineiras	Paineiras Logística	Stenfar	Sun Paper	Suzano America	Suzano Áustria	Suzano Europa	Suzano Luxemburgo	Suzano Trading	Asapir (c)	Ibema	Total
Provision for losses on December 31, 2016	—	(15,173)	—	—	(66,715)	—	—	—	—	(19,554)	(2,087)	—	—	—	—	—	(103,529)
Investment on December 31, 2016	—	—	—	—	—	172,605	1,938	19,872	4,535	—	—	1,416	—	29,802	2,042	873	233,083
Equity pick-up in subsidiaries and investees	—	9,279	—	—	(7,921)	(14,495)	(1,504)	(426)	(382)	(7,282)	3,332	(6,305)	—	512,558	(55)	5,872	492,671
Foreign exchange variations in investees	—	—	—	—	—	(437)	—	(3,935)	469	748	153	3,756	—	37,123	129	—	38,006
Share acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	21	21
Capital increase	—	43,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—	43,000
Merger of subsidiary	—	(37,106)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(37,106)
Provision for losses on December 31, 2017	—	—	—	—	(74,636)	—	—	—	—	(26,088)	—	(1,133)	—	—	—	—	(101,857)
Investment on December 31, 2017	—	—	—	—	—	157,673	434	15,511	4,622	—	1,398	—	—	579,483	2,116	6,766	768,003
Equity pick-up in subsidiaries and investees	—	—	—	354	(1,798)	4,176	464	(1,972)	—	1,545	363	(39,362)	—	158,944	(259)	(53)	122,402
Foreign exchange variations in investees	—	—	—	—	—	(163)	—	(1,465)	195	235	41	1,794	3	13,592	42	—	14,274
Acquisition of subsidiaries (a)	95,506	—	212,370	41,996	—	—	—	—	—	—	—	—	—	—	—	—	349,872
Capital increase in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	54	—	—	—	54
Provision for losses on March 31, 2018 (b)	—	—	—	—	(76,434)	—	—	—	—	(24,308)	—	(38,702)	—	—	—	—	(139,444)
Investments on March 31, 2018 (b)	95,506	—	212,370	42,350	—	161,686	898	12,074	4,817	—	1,802	—	57	752,019	1,899	6,713	1,292,192

(a)	See Note 1.1 b) ii) and iii).
(b)	Includes unrealized profit from intercompany transactions and provision for investment losses.
(c)	Shared control with 50% consolidation.

34

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

The financial information of subsidiaries and joint ventures is shown below:

	Subsidiaries
	AGFA		Facepa		Mucuri Energética		Ondurman		Paineiras		Paineiras Logística	Stenfar	Sun Paper	Suzano America		Suzano Áustria	Suzano Europa		Suzano Luxemburgo	Suzano Trading
Equity interest %	100%		64.04%		100%		100%		100%		100%	90%	100%	100%		100%	100%		100%	100%
Total assets	35,885		182,835		217,811		91,373		274,428		12,553	94,620	5,237	340,062		4,056,643	3,697,353		57	6,549,108
Total liabilities	3		60,285		67,377		47,839		74,981		11,655	69,604	420	293,945		4,054,841	3,622,110		—	5,791,189
Adjusted equity	95,506	(a)	212,370	(a)	41,996	(a)	(76,434)	(b)	161,686	(b)	898	14,574 (b)	4,817	(24,308)	(b)	1,802	(38,702)	(b)	57	752,019	(b)
Net income (loss) for the period	—		—		354		2,561		5,428		463	(29)	—	3,342		363	2,542		—	164,701

	Indirect subsidiaries				Joint ventures
	Stenfar	Futuragene	Facepa		Asapir	Ibema
Equity interest %	10%	100%	28.8%		50%	49.9%
Total assets	94,620	78,960	182,835		12,630	352,396
Total liabilities	69,604	40,856	60,285		8,832	351,152
Adjusted equity	25,016	38,104	212,370	(a)	3,798	1,244
Net income (loss) for the period	(29)	(16,072)	—		(518)	201

(a)	Adjusted shareholders’ equity considers the difference between the consideration transferred and the net assets acquired during the fair value measurement phase.
(b)	Adjusted equity considers the elimination of unrealized profits.

35

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

15	Property, Plant and Equipment

			Parent Company
			Buildings	Machinery and equipment	Other assets	Land and farms	Work in progress		Total property, plant and equipment
Annual average depreciation rate			3.45%	5.42%	17.41%	—	—		—
Cost
Balances on December 31, 2016			2,681,691	15,335,813	289,431	4,008,345	390,671		22,705,951
Transfers			141,161	485,182	3,297	3,920	(633,560)		—
Transfers between other assets	(b	)	(4,500)	4,434	(7,035)	—	(8,705)		(15,806)
Additions			4,500	104,402	5,895	1,739	731,740		848,276
Write-offs	(a	)	(9,463)	(95,277)	(13,520)	(10,561)	(4,697)		(133,518)
Merger of AMYA			—	—	—	25,793	—		25,793
Interest capitalization			—	—	—	—	8,286		8,286

Balances on December 31, 2017			2,813,389	15,834,554	278,068	4,029,236	483,735	(c)	23,438,982
Transfers			7,661	50,850	5,614	2,520	(66,645)		—
Transfers between other assets	(b	)	—	525	494	—	88		1,107
Additions			—	18,232	1,363	2	121,100		140,697
Write-offs	(a	)	(1,572)	(44,224)	(574)	(2,066)	—		(48,436)
Interest capitalization			—	—	—	—	267		267

Balances on March 31, 2018			2,819,478	15,859,937	284,965	4,029,692	538,545	(c)	23,532,617
Depreciation
Balances on December 31, 2016			(761,724)	(5,904,324)	(175,704)	—	—		(6,841,752)
Transfers			8	270	(278)	—	—		—
Write-offs	(a	)	3,172	64,536	13,140	—	—		80,848
Depreciation			(70,037)	(700,416)	(26,520)	—	—		(796,973)

Balances on December 31, 2017			(828,581)	(6,539,934)	(189,362)	—	—		(7,557,877)
Transfers			6	2	(8)	—	—		—
Write-offs	(a	)	577	42,649	74	—	—		43,300
Depreciation			(18,443)	(185,404)	(6,681)	—	—		(210,528)

Balances on March 31, 2018			(846,441)	(6,682,687)	(195,977)	—	—		(7,725,105)
Residual value
Balances on December 31, 2017			1,984,808	9,294,620	88,706	4,029,236	483,735	(c)	15,881,105

Balances on March 31, 2018			1,973,037	9,177,250	88,988	4,029,692	538,545	(c)	15,807,512

36

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

			Consolidated
			Buildings	Machinery and equipment	Other assets	Land and farms	Work in progress		Total property, plant and equipment
Annual average depreciation rate			3.45%	5.42%	17.41%	—	—		—
Cost
Balances on December 31, 2016			2,683,827	15,345,570	299,131	4,368,577	390,671		23,087,775
Transfers			141,161	485,182	3,297	3,920	(633,560)		—
Transfers between other assets	(b	)	(4,500)	4,434	(7,035)	—	(8,705)		(15,806)
Additions			4,648	106,422	6,527	2,257	731,740		851,594
Write-offs	(a	)	(9,463)	(95,277)	(13,525)	(26,161)	(4,697)		(149,123)
Interest capitalization			—	—	—	—	8,286		8,286

Balances on December 31, 2017			2,815,673	15,846,331	288,395	4,348,592	483,735	(c)	23,782,726
Transfers			7,661	50,850	5,614	2,520	(66,645)		—
Transfers between other assets	(b	)	—	525	494	—	88		1,107
Additions			53	18,872	1,554	190	121,290		141,959
Facepa and PCH Mucuri			201,400	183,636	8,454	25,586	4,692		423,768
Write-offs	(a	)	(2,572)	(44,224)	(574)	(2,505)	—		(49,875)
Interest capitalization			—	—	—	—	267		267

Balances on March 31, 2018			3,022,215	16,055,990	303,937	4,374,383	543,427	(c)	24,299,952
Depreciation
Balances on December 31, 2016			(762,686)	(5,908,943)	(180,866)	—	—		(6,852,495)
Transfers			8	270	(278)	—	—		—
Write-offs	(a	)	3,172	64,536	13,145	—	—		80,853
Depreciation			(70,315)	(701,822)	(27,719)	—	—		(799,856)

Balances on December 31, 2017			(829,821)	(6,545,959)	(195,718)	—	—		(7,571,498)
Transfers			6	2	(8)	—	—		—
Write-offs	(a	)	978	42,649	74	—	—		43,701
Depreciation			(19,103)	(186,268)	(6,898)	—	—		(212,269)
Facepa and PCH Mucuri			(41,946)	(95,884)	(6,508)				(144,338)

Balances on March 31, 2018			(889,886)	(6,785,460)	(209,058)	—	—		(7,884,404)
Residual value
Balances on December 31, 2017			1,985,852	9,300,372	92,677	4,348,592	483,735	(c)	16,211,228

Balances on March 31, 2018			2,132,329	9,270,530	94,879	4,374,383	543,427	(c)	16,415,548

(a)	In addition to disposals, write-offs include obsolescence and scrapping;
(b)

Includes transfers between the lines of inventory, intangible assets and non-current assets for sale, of which: i) semi trucks – R$6,377 and commercial property (R$4,500) (December 31, 2017, i) semi trucks (R$7,035) and commercial property – R$4,500)).

(c)

The balance of Construction in Progress comes from investments made in line with its strategy to maximize return for shareholders, of which: i) adjacent business – R$198,166; ii) structural competitiveness – R$262,599; and iii) other investments – R$82,662 (December 31, 2017, i) adjacent business – R$134,299; ii) structural competitiveness – R$264,606; iii) other investments – R$84,830).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 20.1.

On March 31, 2018, the Company did not identify any event that indicates impairment of assets.

15.1 Assets given as collateral

On March 31, 2018, assets given as collateral in loan operations and lawsuits amounted to R$11,433,091 (R$11,571,632 on December 31, 2017).

37

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

15.2 Capitalized expenses

In the three-month period ended March 31, 2018, interests were capitalized in the amount of R$267 referring to the investments in adjacent business and structural competitiveness (December 31, 2017 the amount of R$8,286 referring to the same investments). The amount considers acquisitions net of investments at the average rate of 0.53% per month.

16	Intangible Assets

16.1 Goodwill

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Vale Florestar	45,435	45,435	45,435	45,435
Paineiras Logística	10	10	10	10
Facepa (a)	—	—	193,512	—

	45,445	45,445	238,957	45,445

(a)	Company acquired in the first quarter of 2018, currently undergoing calculation of the Purchase Allocation Price (Note 1.1 b) ii)).

16.2 Intangible assets with indefinite useful life

On March 31, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$1,196.

38

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

16.3 Intangible assets with determined useful life

	Consolidated				Parent Company
	Trademarks and patents	Softwares	R&D Agreements	Total	Total
Useful life (years)	10	5	18.8
Acquisition cost	1,635	120,718	196,023	318,376	144,933
Accumulated amortization	(920)	(49,533)	(94,976)	(145,429)	(73,069)

Balances on December 31, 2016	715	71,185	101,047	172,947	71,864
Acquisitions	—	8,054	—	8,054	8,054
Foreign currency translation adjustment	—	—	1,284	1,284	—
Amortization	(105)	(21,825)	(8,339)	(30,268)	(21,930)
Write-offs	—	—	(18,937)	(18,937)	—
Transfers and others	—	8,705	—	8,705	8,705

Book balance	610	66,119	75,055	141,785	66,693

Acquisition cost	1,635	137,477	178,370	317,482	161,693
Accumulated amortization	(1,025)	(71,358)	(103,315)	(175,698)	(95,000)

Balances on December 31, 2017	610	66,119	75,055	141,785	66,693
Acquisitions	—	57	—	57	57
Acquisition PCH Mucuri/Facepa	17	749		766	—
Foreign currency translation adjustment	—	—	316	316	—
Amortization	(25)	(5,811)	(1,684)	(7,520)	(5,835)
Amortization PCH Mucuri/Facepa	(13)	(429)		(442)	—
Transfers and others	—	(88)	—	(88)	(88)

Book balance	589	60,597	73,687	134,874	60,827

Acquisition cost	1,652	138,195	178,686	318,533	161,662
Accumulated amortization	(1,063)	(77,598)	(104,999)	(183,659)	(100,835)

Balances on March 31, 2018	589	60,597	73,687	134,874	60,827

17	Receivables from land expropriation

In the three-month period ended March 31, 2018, there was no change in the nature and opinion of the Management and the legal advisors regarding the information reported on December 31, 2107.

On March 31, 2018 and December 31, 2017, the amount was R$60,975.

18	Trade accounts payable

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Domestic suppliers	542,168	567,306	555,249	574,458
Foreign suppliers	23,696	14,504	45,315	36,018

	565,864	581,810	600,564	610,476

39

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

19	Loans and Financing

				Annual average		Parent Company		Consolidated
			Index	interest rate on 3/31/2018	Maturity	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Property, plant and equipment:
BNDES - Finem	(a	) (b)	Fixed rat /TJLP	7.15%	2018 to 2026	299,164	311,836	380,510	339,798
BNDES - Finem	(b	)	Currency basket / US$	6.79%	2018 to 2023	158,433	165,125	158,433	165,125
BNDES - Finame	(a	)	Fixed rate /TJLP	5.47%	2018 to 2024	4,277	4,708	4,277	4,708
FNE - BNB	(b	)	Fixed rate	6.31%	2018 to 2026	238,239	244,452	238,239	244,452
FINEP	(b	)	Fixed rate	4.00%	2018 to 2020	18,647	20,577	18,647	20,577
Financial lease			CDI/US$		2018 to 2022	18,769	19,686	18,769	19,686
Export Credit Agency - ECA	(b	) (c)	US$/Libor	3.37%	2018 to 2022	878,616	864,761	878,615	864,761

						1,616,145	1,631,145	1,697,490	1,659,107
Working capital:
Export financing			US$/Libor	5,19%	2018 to 2022	803,806	844,388	803,806	844,388
Export credit note			CDI	6.37%	2018 to 2020	2,894,287	2,907,200	2,894,287	2,907,200
Senior Notes	(d	)	US$/Fixed rate	6.22%	2021 to 2047	—	—	4,685,891	4,730,800
Trade notes discount-Vendor					2018	17,780	33,363	17,780	33,363
Syndicated Loan	(e	)	US$/Libor	3,23%	2018 to 2020	—	—	2,488,411	1,986,691
Fund of Investments in Receivables	(f	)			2018	27,397	24,665	27,397	24,665
Other					2018 to 2025	206	287	31,043	5,642

						3,743,476	3,809,903	10,948,615	10,532,749

						5,359,621	5,441,048	12,646,105	12,191,856

Current (including interest payable)						1,364,441	1,329,753	1,432,974	2,115,067
Non-current						3,995,180	4,111,295	11,213,131	10,076,789
Non-current loans and financing mature as follows:
2019						1,108,484	1,236,638	1,181,043	2,122,767
2020						2,163,990	2,160,696	2,153,627	2,599,279
2021						496,918	494,345	2,234,781	1,121,216
2022						125,310	119,750	1,237,238	123,745
2023						49,179	49,164	330,157	53,160
2024						30,148	30,089	34,143	34,084
2025 onwards						21,151	20,613	4,042,142	4,022,538

						3,995,180	4,111,295	11,213,131	10,076,789

(a)

Transactions at 6% p.a. of the Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. The model of operation of the term of capitalization, that is, exceeding 6% p.a., is merged into the principal and subject to the interest rate mentioned.

(b)

Loans and financing are secured, depending on the agreement, by i) plant mortgages; ii) rural properties; iii) fiduciary sale of the asset being financed; iv) guarantee from shareholders, and (v) bank guarantee.

(c)

Suzano contracted two financing operations in the total amount equivalent to US$535 million to fund the import of equipment to be installed in the pulp producing unit in Maranhão, for a term of up to 9.5 years, with guarantee furnished by the Export Credit Agencies Finnvera and EKN. These agreements establish covenants regarding the maintenance of determined levels of leverage, which are verified for compliance after 60 and 120 days of the closing of the months of June and December of each fiscal year, respectively. With regard to the results of June 2017, the Company met all covenants established in the agreements. In relation to the results as of December 2017, the calculations are currently being reviewed.

(d)

In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$456 million and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: i) US$200 million, maturing on July 14, 2026, with interest corresponding to 4.625% p.a., to be paid semiannually, in January and July; and ii) US$200 million, maturing on March 16, 2047, with interest corresponding to 6.300% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Áustria, issued US$300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a.

(e)

In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$7500 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) ii)).

(f)	See Note 7.1.

40

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

19.1 Changes in loans and financing

	Parent Company	Consolidated
Balances on December 31, 2016	8,150,116	14,012,779
Borrowings	242,740	2,561,954
Foreign exchange gain (losses), net	(7,754)	81,849
Settlement of principal	(2,927,471)	(4,533,736)
Settlement of interest	(565,514)	(1,025,117)
Interest expenses and other costs	551,614	1,041,995
Transaction and other costs	(2,683)	52,132

Balances on December 31, 2017	5,441,048	12,191,856

Borrowings	46,383	2,476,082
Addition from acquisition of subsidiaries	—	79,928
Foreign exchange gain (losses), net	7,638	53,639
Settlement of principal	(188,150)	(2,134,630)
Settlement of interest	(28,115)	(178,367)
Interest expenses and other costs	80,817	172,326
Transaction and other costs	—	(14,729)

Balances on March 31, 2018	5,359,621	12,646,105

41

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

19.2 Transaction costs and premiums of securities issues

Consolidated
Nature	Total cost	Amortization	Balance to be amortized
			3/31/2018	12/31/2017
Senior Notes	81,716	(55,038)	26,678	27,280
NCE	67,845	(47,172)	20,673	23,076
Import (ECA)	101,811	(78,213)	23,598	26,386
Syndicated Loan	35,182	(20,823)	14,359	6,479
Other	5,574	(3,455)	2,119	2,424

Total	292,128	(204,701)	87,427	85,645

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin, and is converted into Brazilian reais for reporting purposes.

19.3 Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

20	Lease

20.1 Financial lease agreements

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

	Parent Company and Consolidated
	3/31/2018	12/31/2017
Machinery and equipment	108,160	108,160
(-) Accumulated depreciation	(99,919)	(99,452)

Property, plant and equipment, net	8,241	8,708

Present value of mandatory installments (financing):
Less than 1 year	4,692	4,632
From 1 to 5 years	14,077	15,054

Total present value of mandatory installments (financing)	18,769	19,686

Financial charges to be recognized in the future	2,258	2,770

Total mandatory installments at the expiration of agreements	21,027	22,456

42

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

20.2 Operating lease agreements

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1.163	IGP-M and IPCA/IBGE	4/12/2018 to 1/27/2024
Call center and licenses	1 to 127	IGP-DI	9/30/2018

The minimum payments of maturing operating were as follows:

3/31/2018
Less than 1 year	21,407
From 1 year to 3 years	17,695
From 3 years to 5 years	9,651

Total installments due	48,753

20.3 Other commitments

In the normal course of its operations, the Company enters into contracts and commercial commitments to guarantee better operating conditions to expand its business. The most relevant are:

i)

Land lease agreements to form eucalyptus forests, the terms of which can be as much as 21 years (3 cycles of forest formation) and have renewal option clauses. Payments made are recorded as cost of forest formation under “Biological Assets”, recognized in income when the forest base is depleted. The installments falling due on the date of these quarterly information are equivalent to R$1,450,122 at current value.

ii)

Contracts for future sale of finished products, backed by performance sale operations recorded in the short term. The amounts are initially recognized in “advances from customers” and are recorded in income as these products are delivered. On March 31, 2018, the amount was recorded under “Advances from Customers” was R$63,201(R$63,201 on December 31, 2017).

43

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

21	Provision for Contingencies

21.1 Changes in provisions for contingencies

	Parent Company
	Balance on 12/31/2017	New lawsuits due to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 3/31/2018
Tax and social security	268,654	—	5	(1,034)	1,196	—	268,821
Labor	38,117	—	1,906	(726)	2,675	(1,666)	40,306
Civil	3,382	—	—	—	88	—	3,470

	310,153	—	1,911	(1,760)	3,959	(1,666)	312,597

	Consolidated
	Balance on 12/31/2017	New lawsuits due to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 3/31/2018
Tax and social security	273,324	—	6	(1,034)	763	—	273,059
Labor	40,363	1,900	1,988	(726)	2,834	(1,679)	44,680
Civil	3,382	—	—	—	88	—	3,470

	317,069	1,900	1,994	(1,760)	3,685	(1,679)	321,209

21.2 Tax and Social Security Suits and Proceedings

On March 31, 2018, the Company was a defendant in 390 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/CSLL, PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contributions, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

The Company joined the Tax Amnesty Program (REFIS), regarding certain lawsuits, totaling an inflation-adjusted principal of approximately R$ 13,938, which is duly provisioned for, and the related interest and fines will be paid using the tax loss and negative social contribution, which were already informed by the Brazilian Federal Revenue Service (Receita Federal do Brasil) and are awaiting consolidation.

Due to benefits of reduction in the interest, fines and legal charges, the Company opted to migrate some debts covered by REFIS, not consolidated yet, and settle other debts whose loss is deemed probable. These debts are recorded in provision amounting to R$ 4,342 on March 31, 2018, already considering legal deductions and amounts prepaid to the Federal Revenue Service of Brazil, whose consolidation still depends on the regulatory act to be issued by the respective Public Authority.

21.3 Labor claims

On March 31, 2018, the Company was a defendant in 3,458 labor claims.

44

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

21.4 Civil claims

On March 31, 2018, the Company is a defendant in approximately 429 civil claims.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

21.5 Judicial deposits

On March 31, 2018, the Company has judicial deposits of R$ 116,350, of which R$ 72,625 refer to labor lawsuits, R$ 42,225 refer to tax and social security lawsuits and R$ 1,500 refer to civil lawsuits (on December 31, 2017, the amount of R$113,613, of which R$ 69,599 refer to labor lawsuits and R$ 44,014 refer to tax and social security lawsuits).

21.6 Lawsuits with possible losses

The Company is involved in tax, civil and labor lawsuits, for which there is no reserve, as they involve risks with a possible probability of loss, according to Management and its legal counsel.

	Parent Company and Consolidated
	3/31/2018	12/31/2017
Tax and social security	1,045,542	1,026,950
Labor	16,553	14,268
Civil	101,993	23,666

	1,164,088	1,064,884

The Company is a defendant in lawsuits whose likelihood of loss is deemed possible, in the amount of R$ 1,045,542, for which no provision is recorded. Of this amount, R$ 824,181 refers to a tax-deficiency notice of PIS and COFINS, from 2007 to 2013, which was not considered yet in the lower court by the Brazilian Federal Revenue Service. The other tax and social security lawsuits are related to a variety of taxes such as social security, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in the interpretation of the applicable tax rules and information provided in ancillary obligations.

45

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

22	Employee benefits

22.1 Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

22.2 Changes in employee benefits

Parent Company and Consolidated
Opening balance on December 31, 2016	339,009
Interest on employee benefits	38,022
Actuarial loss	(4,173)
Benefits paid in the year	(21,595)

Opening balance on December 31, 2017	351,263
Interest on employee benefits	8,617
Benefits paid in the period	(6,208)

Closing balance on March 31, 2018	353,672

23	Long-term Share-Based Payments

On March 31, 2018, the Company had two share-based compensation plans: i) Phantom Shares Plan (“PS”) and ii) Share Appreciation Rights (“SAR”), both paid in currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2017.

23.1 Phantom Stock Option Plan

	3/31/2018	12/31/2017
	Number of shares	Number of shares
Available at the beginning of the period/year	5,055,519	3,048,991
Granted during the period/year	439,538	3,035,488
Exercised (a)	(215,967)	(695,532)
Exercised due to dismissal (a)	(7,085)	(161,270)
Abandoned / prescribed due to dismissal	(29,250)	(172,158)

Available at the end of the period/year	5,242,755	5,055,519

(a)	For share options exercised and those exercised due to employment termination, the average price on March 31, 2018 and December 31, 2017 was R$19.88 and R$19.84, respectively.

46

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

23.2 Common stock option plan

Program	Granted series	Grant date	1st exercise date	2nd exercise date and expiration	Price on the grant date	Granted shares	Exercised shares	Total in effect on 3/31/2018
Program III	Series I	01/18/13	01/18/15	04/18/15	3.53	1,800,000	1,800,000	—
	Series II	01/18/13	01/18/16	04/18/16	3.71	1,800,000	1,800,000	—
	Series III	01/18/13	01/18/18	04/18/18	3.91	1,800,000	1,800,000	—
	Series IV	01/18/13	01/18/19	04/18/19	3.96	1,800,000	1,800,000	—
	Series V	01/18/13	01/18/20	04/18/20	3.99	1,800,000	1,800,000	—

Total						9,000,000	9,000,000	—

23.3 Balance sheet and income statement balances

The amounts corresponding to the services received and recognized in the financial statements are presented below:

	Consolidated
	Liabilities and equity		Result
	3/31/2018	12/31/2017	3/31/2018	3/31/2017
Non-current liabilities
Provision for phantom stock plan	51,455	38,320	(19,190)	(6,159)
Shareholders’ equity
Stock option reserve	—	14,237	(72)	(442)

Total general and administrative expenses from share-based transactions			(19,262)	(6,601)

24	Accounts Payable from Asset Acquisitions

	Parent Company		Consolidated
	3/31/2018	12/31/2017	3/31/2018	12/31/2017
Land acquisition
Real Estate Receivables Certificates (“CRI”) (a)	54,635	53,321	101,842	102,059
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (b)	493,227	483,927	493,227	483,927
Acquisition of subsidiaries
Fábrica de Papel da Amazônia (“FACEPA”) (c)	40,000	—	40,000	—

	587,862	537,248	635,069	585,986

Total current liabilities	84,074	76,781	90,618	83,155
Total non-current liabilities	503,788	460,467	544,451	502,831

(a)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão.
(b)

Acquired in August 2014, with maturities in August 2024 and August 2029, for the sum of R$528,941, with a down payment of R$44,998 and the outstanding balance, a portion restated at the variation of the Broad Consumer Price Index (“IPCA”) and the other portion restated at the variation of the U.S. dollar exchange rate, plus average coupon of 5.07% p.a.

(c)

Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining R$40,000, restated at the Broad Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) ii)).

47

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

25	Equity share

25.1 Share capital

On March 31, 2018, the share capital of Suzano is R$6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

The composition of the share capital is presented below:

	Common Shares
Shareholder	Number	(%)
Suzano Holding S.A.	367,612,234	33.24
Controlling Shareholders	185,693,440	16.80

Subtotal	553,305,674	50.04
Management	72,024,485	6.51
Treasury	12,042,004	1.09
BNDESPAR	75,909,985	6.86
Mondrian Investment Partners	72,878,900	6.59
Other shareholders	319,665,097	28.91

Total	1,105,826,145	100.00

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,120 thousand common shares, all exclusively book-entry shares.

On March 31, 2018, SUZB3 common shares ended the period quoted at R$33.36 (R$18.69 on December 31, 2017).

25.2 Share capital reserves

Profit reserve

The Reserve for Capital Increase is composed of 90% of the remaining balance of net income for the year, after dividends and legal reserve, and aims to ensure the Company adequate operational conditions.

The Special Statutory Reserve includes the remaining 10% of the remaining balance of net income for the year and aims to ensure the distribution of dividends.

48

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

Capital reserve

The Capital Reserve is composed of the balances of the tax incentive reserve, the stock option reserve, the treasury shares the and the costs directly attributable to the Share Offering, which are primarily composed of the expenses with the fees and commissions charged by legal counsel, consultants and auditors.

25.3 Treasury shares

		Number of shares			R$	Average price
						per share
	Common	Pref. A	Pref. B	Total	thousands	(R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60

Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24

Balance on 12/31/2017	13,842,004	—	—	13,842,004	241,088	17.42

Shares sold (a)	(1,800,000)	—	—	(1,800,000)	(22,823)	12.68

Balance on 3/31/2018	12,042,004	—	—	12,042,004	218,265	18.13

(a)	Treasury shares used to meet the share-based compensation plan.
(b)

On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share

(c)	On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class B preferred shares.
(d)	Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

25.4	Equity valuation adjustment

	Conversion of debentures - 5th issue	Actuarial gains/losses (a)	Exchange variation/ Conversion reserves	Realization of attributable cost	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567

Actuarial losses net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)

Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328

Gains from conversion of operations abroad	—	—	14,274	—	14,274
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(16,675)	(16,675)

Balances on March 31, 2018	(45,745)	(52,749)	40,896	2,353,525	2,295,927

(a)	Amount net of the effects of deferred income and social contribution taxes.

49

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

25.5 Earnings (losses) per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

As described in item b) of Note 25.3, in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share; Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was made retrospectively.

	3/31/2018	3/31/2017
Earnings attributed to shareholders	813,127	450,147
Weighted average number of shares in the period	1,105,826	1,107,738
Weighted average treasury shares	(13,222)	(16,926)
Weighted average number of outstanding shares	1,092,604	1,090,812

Basic earnings per common share	0.74421	0.41267

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution.

	3/31/2018	3/31/2017
Earnings attributed to shareholders	813,127	450,147
Weighted average number of outstanding shares	1,092,604	1,090,812
Adjustment by stock options	—	1,159
Weighted average number of shares (diluted)	1,092,604	1,091,971

Diluted earnings per common share	0.74421	0.41223

As of this quarter, with the end of the SAR plan, which impacted the calculation of the diluted earnings per share, there will be no more difference between the amounts of basic and diluted earnings.

50

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

25.6	Dividends

Article 26, item c) of the Bylaws establishes that the minimum dividends for each Fiscal Year will be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year.”

On December 31, 2017, the Company calculated dividends as follows:

12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve—5%	(90,372)
Accrual of reserve for tax incentives	(196,604)

Dividend calculation base	1,520,457
Minimum mandatory dividends—25%	380,115
Dividends paid in advance as Interest on Equity	(199,835)

180,280

Item V of CVM Resolution 207 of December 13, 1996 establishes that: “Interest paid or credited may be calculated only towards the minimum dividend set forth in article 202 of Federal Law 6,404/76 at the amount net of withholding income tax.”

The Company, in compliance with article 26, item c) of its Bylaws and CVM Resolution 207, revised the proposed amount of dividends for the fiscal year ended December 31, 2017 and calculated such dividends as follows:

ART 26, c), item i)		ART 26, c), item ii)
Net Income for the Year	1,807,433	Net Income for the Year	1,807,433
		(-) Financial income	(379,049)
Net Income Allocation:		(+) Financial expenses	1,397,889
Legal Reserve 5%—Art. 31, “a” of the Bylaws and Art. 193 of Federal Law 6,404/76	90,372	(+) Depreciation/Amortization/Depletion	1,402,778
Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604	(+) IR / CS	431,632

		EBITDA	4,660,683
Dividend distribution base	1,520,458	(-) Fair Value of Biological Assets	(192,504)
		(+) Other non-recurring adjustments	146,720

Proposed dividends	380,115	Adjusted EBITDA*	4,614,899
Interest on Equity (JSCP)	199,835
(-) Withholding Income Tax on JSCP	(29,975)	(-) Sustaining CAPEX	(1,099,771)

Minimum mandatory dividends payable	210,255	Operating Cash Generation—GCO	3,515,128

		Dividends—Art 26, “c” of the Bylaws	351,513
		JSPC	199,835
		(-) Withholding Income Tax on JSCP	(29,975)

		Minimum mandatory dividends payable	181,653

Based on the calculation above, the amount of R$351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$169,860 was paid as interest on equity, with the balance of R$181,653 remaining payable. The difference of R$1,373 between the amount previously disclosed and the minimum calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

51

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

Additionally, the Management will submit for approval by the Annual Shareholders Meeting the proposal for total dividends related to fiscal year 2017, of R$380,115, which includes the amount of mandatory minimum dividends.

26	Net Financial Result

	Parent Company		Consolidated
		Three-month period ended
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Income from financial investments	30,718	90,188	33,082	91,700
Other financial income	1,476	6,175	3,644	6,975

Total financial income	32,194	96,363	36,726	98,675
Loan interest expenses	(80,513)	(176,395)	(175,022)	(245,728)
Intercompany loan interest expenses	(88,083)	(68,135)	—	—
Other interest expenses	(19,467)	(14,247)	(22,015)	(17,047)
Other financial expenses	(7,569)	(15,666)	(37,236)	(19,388)

Total financial expenses	(195,632)	(274,443)	(234,273)	(282,163)
Monetary and exchange variations on loans and financing	(44,542)	239,846	(37,911)	252,921
Monetary and exchange variations on other assets and liabilities	18,925	(57,057)	9,505	(82,080)

Monetary and exchange variation, net	(25,617)	182,789	(28,406)	170,841
Derivative gain (loss)	68,603	134,946	68,603	137,821

Financial income	100,797	414,098	105,329	407,337

Financial expenses	(221,249)	(274,443)	(262,679)	(282,163)

Financial result, net	(120,452)	139,655	(157,350)	125,174

27	Net Sales Revenue

	Parent Company		Consolidated
		Three-month period ended
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Gross sales	3,078,386	2,293,232	3,302,886	2,529,208
Deductions
Taxes on sales	(271,473)	(253,198)	(274,209)	(255,555)
Present value adjustment	(1,005)	(1,943)	(1,005)	(1,943)
Returns and cancelations	(20,620)	(15,861)	(27,066)	(16,181)
Discounts and rebates	(1,748)	(1,621)	(1,747)	(1,621)

Net sales revenue	2,783,540	2,020,609	2,998,859	2,253,908

52

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

	Consolidated
	3/31/2018		3/31/2017
	Net revenue	% Total net revenue	Net revenue	% Total net revenue
Domestic market	806,809	27%	723,999	32%
Foreign market	2,192,050	73%	1,529,909	68%
China	521,533	17%	403,616	18%
Hong Kong	411,491	14%	251,752	11%
United States	285,265	10%	261,934	12%
France	210,934	7%	15,564	1%
Germany	112,645	4%	70,108	3%
Italy	103,071	3%	50,010	2%
Turkey	71,820	2%	25,253	1%
United Kingdom	49,942	2%	41,729	2%
Peru	43,097	1%	21,774	1%
Spain	39,821	1%	17,802	1%
Argentina	32,642	1%	31,695	1%
Mexico	32,561	1%	25,401	1%
Singapore	29,092	1%	13,346	1%
Other countries	248,136	9%	299,925	13%

Total net revenue	2,998,859	100%	2,253,908	100%

28	Information by Segment and Geographic Areas

28.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)	Pulp: comprises the production and sale of hardwood eucalyptus pulp and fluff mainly to supply the export market, with any surplus destined to the domestic market.

ii)	Paper: comprises the production and sale of paper to meet the demands of both domestic and export markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

53

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

28.2	Information on operating segments

	Consolidated
	3/31/2018
	Pulp	Paper	Not segmented	Total
Net revenue	2,076,326	922,533	—	2,998,859
Domestic market	176,547	630,262	—	806,809
Foreign market	1,899,779	292,271	—	2,192,050
Asia	989,829	21,642	—	1,011,471
Europe	614,526	52,040	—	666,566
North America	286,431	33,738	—	320,169
South and Central America	8,993	176,556	—	185,549
Africa	—	8,295	—	8,295
Cost of products sold	(963,168)	(622,758)	—	(1,585,926)

Gross profit	1,113,158	299,775	—	1,412,933

Gross margin (%)	53.6%	32.5%	—	47.1%
Operating expenses (income)	(109,329)	(169,901)	—	(279,230)
Selling expenses	(47,831)	(74,126)	—	(121,957)
General and administrative expenses	(50,697)	(96,656)	—	(147,353)
Other operating income (expenses)	(10,801)	934	—	(9,867)
Equity pick-up	—	(53)	—	(53)
Operating income or loss (EBIT)	1,003,829	129,874	—	1,133,703

Operating margin (%)	48.3%	14.1%	—	37.8%
Net financial result	—	—	(157,350)	(157,350)
Income or loss before taxes on profit	1,003,829	129,874	(157,350)	976,353
Income and social contribution taxes on profit	—	—	(163,226)	(163,226)

Net income (loss) for the year	1,003,829	129,874	(320,576)	813,127

Profit margin for the period (%)	48.3%	14.1%	—	27.1%
Depreciation, depletion and amortization	274,192	110,746	—	384,938
Total assets (a)	18,635,853	6,941,492	4,498,992	30,076,337
Total liabilities (a)	668,246	680,141	16,261,637	17,610,024
Equity of controlling shareholders (a)			12,457,541	12,457,541
Equity of non-controlling shareholders (a)			8,772	8,772
Total equiy (a)	—	—	12,466,313	12,466,313
Products sold (in tons)	876,037	284,041	—	1,160,078
Domestic market	795,030	95,353	—	890,383
Foreign market	81,007	188,688	—	269,695

54

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

	Consolidated
	3/31/2017
	Pulp	Paper	Not segmented	Total
Net revenue	1,454,439	799,469	—	2,253,908
Domestic market	150,296	573,703	—	723,999
Foreign market	1,304,143	225,766	—	1,529,909
Asia	663,750	8,069	—	671,819
Europe	416,608	28,464	—	445,072
North America	203,908	59,727	—	263,635
South and Central America	12,855	118,346	—	131,201
Africa	7,022	11,160	—	18,182
Cost of products sold	(973,728)	(592,816)	—	(1,566,544)

Gross profit	480,711	206,653	—	687,364

Gross margin (%)	33.1%	25.8%	—	30.5%
Operating expenses (income)	(93,892)	(124,785)	—	(218,677)
Selling expenses	(40,400)	(60,224)	—	(100,624)
General and administrative expenses	(39,059)	(72,538)	—	(111,597)
Other operating income (expenses)	(14,433)	7,159	—	(7,274)
Equity pick-up	—	818	—	818
Operating income or loss (EBIT)	386,818	81,869	—	468,687

Operating margin (%)	26.6%	10.2%	—	20.8%
Net financial result	—	—	125,174	125,174
Income or loss before taxes on profit	386,818	81,869	125,174	593,861
Income and social contribution taxes on profit	—	—	(143,714)	(143,714)

Net income (loss) for the year	386,818	81,869	(18,540)	450,147

Profit margin for the period (%)	26.6%	10.2%	—	20.0%
Depreciation, depletion and amortization	263,183	102,546	—	365,728
Total assets (a)	18,212,030	6,189,911	5,029,572	29,431,513
Total liabilities (a)	836,465	482,519	17,511,161	18,830,144
Total equiy (a)	—	—	10,601,369	10,601,369
Products sold (in tons)	915,390	264,646	—	1,180,036
Domestic market	808,136	84,233	—	892,369
Foreign market	107,254	180,413	—	287,667

(a)

The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital (“ROIC”), since this is used in the decision-making process.

55

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

29	Expenses by Nature

	Parent Company		Consolidated
	Three-month period ended
	3/31/2018	3/31/2017	3/31/2018	3/31/2017
Cost of sales
Personnel expenses	(143,163)	(130,602)	(143,163)	(130,602)
Variable cost	(701,909)	(665,212)	(679,374)	(678,343)
Logistics cost	(80,771)	(69,150)	(241,235)	(227,844)
Depreciation, depletion and amortization	(373,568)	(355,069)	(375,822)	(357,110)
Other costs	(126,630)	(168,807)	(146,332)	(172,645)

	(1,426,041)	(1,388,840)	(1,585,926)	(1,566,544)
Selling expenses
Personnel expenses	(18,931)	(17,331)	(28,944)	(25,391)
Services	(12,982)	(10,498)	(14,470)	(8,744)
Logistics cost	(184,369)	(163,071)	(59,714)	(52,823)
Depreciation and amortization	(877)	(843)	(970)	(941)
Other expenses (a)	(18,865)	(16,925)	(17,859)	(12,725)

	(236,024)	(208,668)	(121,957)	(100,624)
Administrative expenses
Personnel expenses	(89,032)	(62,793)	(94,734)	(65,299)
Services	(23,628)	(20,347)	(26,693)	(22,539)
Depreciation and amortization	(7,802)	(7,304)	(8,146)	(7,677)
Other expenses (b)	(15,273)	(13,195)	(17,780)	(16,082)

	(135,735)	(103,639)	(147,353)	(111,597)
Other operating (expenses) income
Result from disposal of other products	(1,821)	1,874	(127)	3,354
Result from disposal of property, plant and equipment and biological assets	(506)	3,388	(506)	3,388
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(8,982)	(308)	(8,982)	(3,154)
Transaction instrument - land conflict agreement	—	—	—	(11,779)
Amortization of intangible assets	—	—	(1,684)	(2,044)
Tax recovery	105	598	289	606
Receipt of royalties	229	—	229	—
Other operating income (expenses), net	364	(754)	914	2,355

	(10,611)	4,798	(9,867)	(7,274)

(a)	Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.
(b)	Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.
(c)

On March 31, 2018, the amount refers to R$7,374 of write-offs related to losses and damages with biological assets, and R$1,608 with property, plant and equipment (March 31, 2017, the amount refers to R$1,157 of write-offs related to losses and damages with biological assets and R$1,997 with property, plant and equipment).

30	Insurance Coverage

Suzano’s insurance coverage is considered sufficient to cover possible liability risks, material losses and loss of profits. The maximum limit of damages for material assets is R$5,320,000; for Directors and Officers Civil Liability (D&O) the insured amount is R$220,000, and for civil and general liability the insured amount is R$20,000.

Eucalyptus forests are not covered by insurance policies given the unique features of this asset. The Company is constantly monitoring them through strategically located watchtowers and fire alarm systems and fire brigades are maintained and trained to avoid and fight these risks in forest areas.

56

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

31	Complementary cash flow information of non-cash transactions

	Parent Company and Consolidated
	3/31/2018	3/31/2017
Offsets of other taxes payable	(63,247)	(85,433)
Exchange variation on investees	14,273	(1,228)

32	Events after the reporting period

i) Approval by CADE of the acquisition of land and forests in the State of São Paulo

On April 4, 2018, CADE approved without restrictions the acquisition of land and forests in the State of São Paulo from Duratex (Note 1.1 a) i).

57

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

Report on review of quarterly information

To the Board of Directors and Stockholders

Suzano Papel e Celulose S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Suzano Papel e Celulose S.A. (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2018, comprising the balance sheet at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

58

Suzano Papel e Celulose S.A. Notes to the quarterly information at March 31, 2018 (In thousands of R$, unless otherwise stated)

Emphasis of matter

We draw attention to Note 1.1 (b) (i) to this Quarterly information (ITR), which states that the Company signed Voting Agreement and Obligation Undertaking with the goal of combining the Company’s operations with Fibria Celulose S.A. The closing of the transaction is subject to certain conditions, including approval by antitrust-related authorities in Brazil and abroad. Our opinion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2018. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, April 26, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

59

Fibria Celulose S.A.

Unaudited consolidated interim

financial information at March 31, 2018

and Report on Review of Interim

Financial Information

Report on review of interim

financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Fibria Celulose S.A. and its subsidiaries (the “Company”) as at March 31, 2018 and the related condensed consolidated statement of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard (IAS) 34—Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects in accordance with International Accounting Standard (IAS) 34—Interim Financial Reporting, of the International Accounting Standards Board (IASB).

São Paulo, April 23, 2018

PricewaterhouseCoopers	Luciano Jorge Moreira Sampaio Junior
Auditores Independentes	Contador CRC 1BA018245/O-1
CRC 2SP000160/O-5

Fibria Celulose S.A. Unaudited consolidated interim balance sheet at (In thousands of Reais)

	March 31, 2018	December 31, 2017
Assets
Current
Cash and cash equivalents (Note 7)	2,852,443	4,051,717
Marketable securities (Note 8)	2,977,229	2,619,424
Derivative financial instruments (Note 9)	81,858	124,340
Trade accounts receivable, net (Note 10)	1,280,605	1,193,157
Inventory (Note 11)	2,589,279	2,080,403
Recoverable taxes (Note 12)	398,541	272,623
Other assets	165,755	188,497

	10,345,710	10,530,161

Non-current
Marketable securities (Note 8)	164,886	162,254
Derivative financial instruments (Note 9)	333,424	323,952
Related parties receivables (Note 14)	9,971	9,924
Recoverable taxes (Note 12)	1,735,420	1,868,294
Advances to suppliers	663,719	645,460
Judicial deposits	187,484	180,883
Deferred taxes (Note 13)	450,732	752,545
Other assets	118,508	119,945
Investments (Note 15)	157,141	152,905
Biological assets (Note 16)	4,204,267	4,253,008
Property, plant and equipment (Note 17)	15,175,691	15,101,738
Intangible assets (Note 18)	4,586,193	4,592,262

	27,787,436	28,163,170

Total assets	38,133,146	38,693,331

4 of 44

Fibria Celulose S.A. Unaudited consolidated interim balance sheet at (In thousands of Reais)	(continued)

	March 31, 2018	December 31, 2017
Liabilities and shareholders’ equity
Current
Loans and financing (Note 19)	1,117,671	1,692,905
Derivative financial instruments (Note 9)	132,096	151,571
Trade payables (Note 20)	2,464,480	3,110,462
Payroll, profit sharing and related charges	112,573	201,949
Taxes payable	124,352	246,388
Dividends payable	261,565	261,567
Other payables	207,309	124,965

	4,420,046	5,789,807

Non-current
Loans and financing (Note 19)	17,804,178	17,605,658
Derivative financial instruments (Note 9)	129,482	162,519
Provision for legal proceeds, net (Note 21)	181,723	165,944
Other payables	322,596	319,474

	18,437,979	18,253,595

Total liabilities	22,858,025	24,043,402

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	19,902	13,361
Treasury shares	(22,550)	(23,086)
Other reserves	1,611,851	1,608,867
Statutory reserves	3,249,015	3,249,015
Retained earnings	613,241

Equity attributable to shareholders of the Company	15,200,465	14,577,163

Equity attributable to non-controlling interests	74,656	72,766

Total shareholders’ equity	15,275,121	14,649,929

Total liabilities and shareholders’ equity	38,133,146	38,693,331

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

5 of 44

Fibria Celulose S.A. Unaudited consolidated interim statement of profit or loss (In thousand of Reais, except for the income per shares)

	March 31, 2018	March 31, 2017
Net revenues (Note 22)	3,693,167	2,074,017
Cost of sales (Note 24)	(2,205,145)	(1,733,438)

Gross profit	1,488,022	340,579

Selling expenses (Note 24)	(184,843)	(105,483)
General and administrative (Note 24)	(73,968)	(58,565)
Equity in results of joint-venture	16	(91)
Other operating income and expense, net (Note 24)	(66,263)	53,366

	(325,058)	(110,773)

Income before financial income and expenses	1,162,964	229,806

Financial income (Note 23)	68,477	114,983
Financial expenses (Note 23)	(317,098)	(274,781)
Result of derivative financial instruments, net (Note 23)	57,065	287,133
Foreign exchange gain (loss) and indexation charges, net (Note 23)	(78,524)	203,873

	(270,080)	331,208

Income before income taxes	892,884	561,014

Income taxes
Current (Note 13 (b))	(18,463)	(19,588)
Deferred (Note 13 (b))	(259,290)	(212,429)

Net income for the period	615,131	328,997

Attributable to
Shareholders of the Company	613,241	326,652
Non-controlling interest	1,890	2,345

Net income for the period	615,131	328,997

Basic earnings per share (in Reais) (Note 25)	1.11	0.59

Diluted earnings per share (in Reais) (Note 25)	1.11	0.59

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

6 of 44

Fibria Celulose S.A. Unaudited consolidated interim statement of comprehensive income (In thousand of Reais)

	March 31, 2018	March 31, 2017
Net income for the period	615,131	328,997
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations	3,710

	3,710

Tax effect regarding above items—34%	(1,261)

	2,449

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets
Ensyn Corporation (“Ensyn”)	504	(2,905)
CelluForce Inc. (“CelluForce”)	(273)	(251)
Spinnova Oy (“Spinnova”)	579

	810	(3,156)

Tax effect regarding above items—34%	(275)	1,073

	535	1,073

Total other comprehensive income (loss) for the period, net of taxes	2,984	(2,083)

Total comprehensive income for the period, net of taxes	618,115	326,914

Attributable to
Shareholders of the Company	616,225	324,569
Non-controlling interest	1,890	2,345

	618,115	326,914

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

7 of 44

Fibria Celulose S.A. Unaudited interim statement of changes in shareholders’ equity (In thousands of Reais)

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings	Total	Non- controlling interest	Total
As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024		13,751,074	66,606	13,817,680
Net income								326,652	326,652	2,345	328,997
Other comprehensive income					(2,083)				(2,083)		(2,083)

					(2,083)			326,652	324,569	2,345	326,914
Transactions with shareholders
Stock option program (Note 31(ii))			834						834		834
Repurchase of shares				(831)					(831)		(831)

As at March 31, 2017	9,740,777	(11,771)	12,184	(11,209)	1,597,557	411,432	2,010,024	326,652	14,075,646	68,951	14,144,597
As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320		14,577,163	72,766	14,649,929
Net income								613,241	613,241	1,890	615,131
Other comprehensive income					2,984				2,984		2,984

					2,984			613,241	616,225	1,890	618,115
Transactions with shareholders
Stock option program (Note 31(ii))			435						435		435
Exercise of stock option program			(125)	536					411		411
Tax incentive—ICMS			6,231						6,231		6,231

As at March 31, 2018	9,740,777	(11,771)	19,902	(22,550)	1,611,851	465,695	2,783,320	613,241	15,200,465	74,656	15,275,121

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

8 of 44

Fibria Celulose S.A. Unaudited consolidated interim statement of cash flows (In thousand of Reais)

	March 31, 2018	March 31, 2017
Income before income taxes	892,884	561,014

Adjusted by
Depreciation, depletion and amortization (Note 24)	611,209	424,334
Depletion of timber resources from forestry partnership programs (Note 24)	8,428	11,480
Foreign exchange (gain) loss and indexation charges, net (Note 23)	78,524	(203,873)
Change in fair value of derivative financial instruments	(57,065)	(287,133)
Equity in results of joint-venture	(16)	91
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 24)	8,239	3,853
Gain on sale of investment—Losango Project		(61,648)
Interest and gain/losses from marketable securities	(34,147)	(82,660)
Interest expense	262,032	237,823
Change in fair value of biological assets (Note 16 and Note 24)		12,487
Impairment of recoverable taxes—ICMS	33,860	23,518
Tax credits
Stock option program	435	834
Transaction costs and other	10,108	8,581
Decrease (increase) in assets
Trade accounts receivable	(82,966)	84,747
Inventory	(379,871)	(111,782)
Recoverable taxes	(19,370)	(135,598)
Other assets	28,499	5,337
Increase (decrease) in liabilities
Trade payables	(653,468)	480,948
Taxes payable	(92,454)	(114)
Payroll, profit sharing and related charges	(89,375)	(55,355)
Other payables	89,909	13,732

Cash provided by operating activities	615,395	930,616

Interest received	52,914	71,901
Interest paid	(200,022)	(105,453)
Income taxes paid	(9,012)	(8,895)

Net cash provided by operating activities	459,275	888,169

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

9 of 44

Fibria Celulose S.A. Unaudited consolidated interim statement of cash flows (In thousand of Reais)

	March 31, 2018	March 31, 2017
Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(760,847)	(1,345,590)
Advances for acquisition of timber from forestry partnership program	(26,035)	(3,727)
Proceeds from sale of investment—Losango Project		201,999
Marketable securities, net	(379,204)	(615,045)
Capital increase on joint-venture	(2,963)
Proceeds from sale of property, plant and equipment	999	8,929
Derivative transactions settled (Note 9(c))	37,562	62,766

Net cash used in investing activities	(1,130,488)	(1,690,668)

Cash flows from financing activities
Borrowings (Note 19)	556,595	2,394,185
Repayments of principal (Note 19)	(1,071,362)	(132,282)
Repurchase of shares		(831)
Exercise of stock option program	211
Dividends paid	(2)	(1)
Others	737	406

Net cash (used in) provided by financing activities	(513,821)	2,261,477

Effect of exchange rate changes on cash and cash equivalents	(14,240)	(63,536)

Net (decrease) increase in cash and cash equivalents	(1,199,274)	1,395,442
Cash and cash equivalents at beginning of the period	4,051,717	2,660,073

Cash and cash equivalents at end of the period	2,852,443	4,055,515

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

10 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

1	Operations and current developments

(a)	General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (B3 S.A.—Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo, Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel—Terminal Especializado Barra do Riacho S.A. (“Portocel”)) and Terminal Macuco located in the port of Santos, State of São Paulo (operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos SPE”)), which began its operations in February 2018.

(b)	Voting agreement and other obligations

On March 16, 2018, we disclosed a Material Fact informing the market that, on March 15, 2018, Fibria’s controlling shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A., with Suzano Papel e Celulose S.A. acting as intervening party, entered into a Voting Agreement and other Obligations (“Agreement”), whereby Suzano’s controlling shareholders and Fibria’s controlling shareholders have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and the Company, through a corporate reorganization. The Company’s Board of Director approved its accession to the Agreement on March 27, 2018.

The transaction is subject to the fulfillment of suspensive conditions, including the approval by antitrust authorities.

11 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

2	Presentation of consolidated interim financial information and summary of significant accounting policies

2.1	Consolidated interim financial information—basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, except for certain financial assets measured at fair value through profit or loss and through other comprehensive income, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)	Accounting policies adopted

The consolidated interim financial information have been prepared and are being presented in accordance with IAS 34—“Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2017, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB, as detailed in Note 2.1.1, 2.1.2 and Note 3 below.

(b)	Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on April 23, 2018.

2.1.1	Financial instruments – IFRS 9

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale. As a result, the financial assets are classified in one of the following categories: at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss.

The requirements for classification and measurement of financial liabilities were practically unchanged from the previous standard (IAS 39), including those related to embedded derivatives and the option to assign financial liabilities at fair value. The only exception introduced by the new standard for financial liabilities relates to liabilities designated at fair value. Since the Company has no financial liabilities designated at fair value, this change did not have any impact.

(a)	Finacial asset’s, classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost, (b) at fair value through other comprehensive income and (c) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired.

12 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

Regular purchases and sales of financial assets are recognized on the trade date – the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(i)	Amortized cost

Are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents, trade accounts receivable, other assets and marketable securities, for investments in agrarian debt securities. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(ii)	Financial assets at fair value through other comprehensive income

Are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category.

This category includes the balance of other investments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on the result, except for the fair value of investments in equity instruments that are recognized in other comprehensive income.

(iii)	Financial assets at fair value through profit or loss

That are either designated in this category or not classified in any of the other categories.

Are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome, not derivative instruments and, under “Income from derivative financial instruments”, for derivative instruments.

2.1.2	Revenue recognition – IFRS 15

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

13 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

The Company follows the conceptual framework of the standard, based on the five-step model: (1) identification of contracts with customers; (2) identification of performance obligations under contracts; (3) determining the transaction price; (4) allocation of the transaction price to the performance obligation provided for in the contracts and (5) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns.

(a)	Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)

Domestic market—sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)	Export market—export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

2.2	Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the three-month period ended March 31, 2018, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

3	New standards, amendments and interpretations issued by IASB

The standard below has been issued and is effective for future periods, as from January 1, 2019. We have not early adopted this standard.

14 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

Standard	IFRS 16 – Leases

Effective date	January 1, 2019

Main points introduced by the standard

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).

Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Impacts of the adoption	The Company´s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4	Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2017 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1	Foreign exchange risk

	March 31, 2018	December 31, 2017
Assets in foreign currency
Cash and cash equivalents	2,612,675	3,583,241
Trade accounts receivable (Note 10)	1,095,179	1,042,107

	3,707,854	4,625,348

Liabilities in foreign currency
Loans and financing (Note 19)	10,911,256	10,695,696
Trade payables (Note 20)	1,655,474	1,541,247
Derivative financial instruments (Note 9)	112,870	99,279

	12,679,600	12,336,222

Liability exposure	8,971,746	7,710,874

15 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

4.2	Liquidity risk

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years
At March 31, 2018
Loans and financing	1,893,125	2,555,384	10,443,486	10,678,487
Derivative financial instruments	114,188	52,955	128,465
Trade and other payables	2,671,789	69,817	50,787	42,296

	4,679,102	2,678,156	10,622,738	10,720,783

At December 31, 2017
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112
Trade and other payables	3,235,427	63,431	50,189	45,452

	5,840,466	2,789,821	9,214,228	10,032,880

5	Sensitivity analysis

Sensitivity analysis—changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.3238). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value—absolute amounts
	Possible (25%)	Remote (50%)
Derivative financial instruments	546,866	1,867,816
Loans and financing	2,708,916	5,417,833
Cash and cash equivalents	653,169	1,306,338

16 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

Sensitivity analysis—changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at March 31, 2018. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value—absolute amounts
	Possible (25%)	Remote (50%)
Loans and financing
LIBOR	2,719	5,437
Currency basket	132	268
TJLP	2,343	4,655
Interbank Deposit Certificate (CDI)	4,549	9,014
IPCA	66	117
Derivative financial instruments
Interbank Deposit Certificate (CDI)	10,194	20,516
IPCA	270,354	539,456
Marketable securities (a)
Interbank Deposit Certificate (CDI)	12,785	25,430

(a)	Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis—changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at March 31, 2018. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value—absolute amounts
	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing timber supply agreements	113,410	233,601

17 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

6	Fair value estimates

In the three-month period ended March 31, 2018, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2017. There were no transfers between levels 1, 2 and 3 during the periods presented.

	March 31, 2018
	Level 1	Level 2	Level 3	Total
Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		415,282		415,282
Warrant to acquire Ensyn’s shares (Note 15(c))			10,270	10,270
Marketable securities (Note 8)	1,116,255	2,020,060		3,136,315
At fair value through other comprehensive income
Other investments—Ensyn (Note 15(c))			106,462	106,462
Other investments—CelluForce (Note 15(c))			16,652	16,652
Other investments—Spinnova (Note 15(c))			20,425	20,425
Biological asset (Note 16) (*)			4,204,267	4,204,267

Total assets	1,116,255	2,435,342	4,358,076	7,909,673
Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(261,578)		(261,578)

Total liabilities		(261,578)		(261,578)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		448,292		448,292
Warrant to acquire Ensyn’s shares (Note 15(c))			9,825	9,825
Marketable securities (Note 8)	1,992,707	783,255		2,775,962
At fair value through other comprehensive income
Other investments—Ensyn (Note 15(c))			105,955	105,955
Other investments—CelluForce (Note 15(c))			13,962	13,962
Other investments—Spinnova (Note 15(c))			19,847	19,847
Biological asset (Note 16) (*)			4,253,008	4,253,008

Total assets	1,992,707	1,231,547	4,402,597	7,626,851
Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(314,090)		(314,090)

Total liabilities		(314,090)		(314,090)

(*)	See the changes in the fair value of the biological assets in Note 16.

18 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

6.1	Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	March 31, 2018	December 31, 2017
Quoted in the secondary market
In foreign currency
Bonds—VOTO IV		348,057	349,595
Bonds—Fibria Overseas		6,409,237	6,589,506
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	2,975,590	2,267,818
Export credits (Finnvera)	LIBOR US$	1,470,871	1,356,872
In local currency
BNDES – TJLP	Brazilian interbank rate (DI 1)	1,433,048	1,908,852
BNDES – Fixed rate	Brazilian interbank rate (DI 1)	68,519	79,226
BNDES – Selic	Brazilian interbank rate (DI 1)	411,545	385,477
Currency basket	Brazilian interbank rate (DI 1)	73,522	481,088
Banco do Nordeste	Brazilian interbank rate (DI 1)		149,189
CRA	Brazilian interbank rate (DI 1)	5,206,187	4,783,841
FINEP	Brazilian interbank rate (DI 1)	978	1,133
FINAME	Brazilian interbank rate (DI 1)		167
NCE in Reais	Brazilian interbank rate (DI 1)	397,964	392,246
FDCO	Brazilian interbank rate (DI 1)	564,938	534,652

		19,360,456	19,279,662

(*)	Used to calculate the present value of the loans.

19 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

6.2	Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•

Swap contracts—the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate – future yield of the CDI. The contract fair value is the difference between the asset and liability.

20 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

•

Options (Zero Cost Collar)—the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

•

Swap US-CPI—the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in March 31, 2018, are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) -%	Vertex	Rate (p.a.) -%	Vertex	Rate (p.a.) -%
1M	6.39	1M	1.83	1M	17.64
6M	6.22	6M	2.33	6M	5.57
1Y	6.30	1Y	2.42	1Y	4.52
2Y	7.29	2Y	2.58	2Y	4.30
3Y	8.14	3Y	2.66	3Y	4.29
5Y	9.04	5Y	2.71	5Y	4.45
10Y	9.89	10Y	2.79	10Y	4.86

7	Cash and cash equivalents

	Average yield p.a. -%	March 31, 2018	December 31, 2017
Cash and banks (i)	1.84	2,079,067	3,239,685
Fixed-term deposits
Local currency	99.94% of CDI	224,356	415,377
Foreign currency (ii)	1.90	549,020	396,655

		2,852,443	4,051,717

(i)	It includes the balances of our foreign subsidiaries.

(ii)	Refers mainly to Time Deposits maturing within 90 days (as at December 31, 2016, refers mainly to Overnight maturing within 90 days).

The decrease of R$ 1,199,274 in the three-month period ended March 31, 2018 refers, mainly, to the prepayments of some debts in the period, as detailed in Note 19.

21 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

8	Marketable securities

	Average yield p.a.- %	March 31, 2018	December 31, 2017
In local currency
Brazilian Federal provision fund	30 of CDI	1,610	1,945
Brazilian Federal Government securities
At fair value through profit and loss	99.91 of CDI	1,114,645	1,990,762
At amortized cost (i)	6	5,800	5,716
Private securities (repurchase agreements)	100.62 of CDI	1,855,174	621,001
Private securities (repurchase agreements)—Escrow account (ii)	102 of CDI	164,886	162,254

Marketable securities		3,142,115	2,781,678
Current		2,977,229	2,619,424

Non-Current		164,886	162,254

(i)	The yield of 6% p.a. refers to the agrarian debt bonds.
(ii)

The amount will be held in the escrow account and shall be released upon governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 360,437 in the three-month period ended March 31, 2018 refers, mainly, to the surplus of cash invested in the period.

22 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

9	Derivative financial instruments (including embedded derivative)

(a)	Derivative financial instruments by type

	Reference value (notional) -in U.S Dollars		Fair value
Type of derivative	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,964,000	1,981,000	59,819	90,078
Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)		40,800		1,231
Swap IPCA x CDI (notional in Reais)	1,028,022	1,028,022	104,858	70,387
Hedges of foreign currency
Swap DI x US$ (USD)	172,079	173,547	(136,752)	(147,359)
Swap Pre x US$ (USD)	39,434	46,829	(35,937)	(43,229)

			(8,012)	(28,892)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	757,459	768,598	161,716	163,094

			153,704	134,202
Classified
In current assets			81,858	124,340
In non-current assets			333,424	323,952
In current liabilities			(132,096)	(151,571)
In non-current liabilities			(129,482)	(162,519)

			153,704	134,202

(*)	The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

23 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

(b)	Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin				Fair value
Type of derivative and protected risk	Currency	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Swap contracts—Hedge of debts
Asset
LIBOR to fixed	US$		40,800		134,156
Real CDI to USD	R$	337,798	340,618	578,611	579,978
Real TJLP to USD	R$
Real Pre to USD	R$	89,633	106,441	86,064	100,983
IPCA to CDI	R$	1,064,864	1,028,022	1,176,973	1,123,400
Liability
LIBOR to fixed	US$		40,800		(132,925)
Real CDI to USD	US$	172,079	173,547	(715,364)	(727,337)
Real TJLP to USD	US$
Real Pre to USD	US$	39,434	46,829	(122,001)	(144,212)
IPCA to CDI	R$	1,028,022	1,028,022	(1,072,114)	(1,053,013)

Total of swap contracts				(67,831)	(118,970)

Options—Cash flow hedge
Zero cost collar	US$	1,964,000	1,981,000	59,819	90,078

				(8,012)	(28,892)

(c)	Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
Operational hedge
Cash flow hedge of exports	59,819	90,078	42,973	300,044
Hedge of debts
Hedge of interest rates	104,858	71,618	1,073	(31,530)
Hedge of foreign currency	(172,689)	(190,588)	(6,484)	(146,744)

	(8,012)	(28,892)	37,562	121,770

24 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

(d)	Fair value by maturity date of economic hedge strategy contracts

	March 31, 2018	December 31, 2017
2018	(51,871)	(31,234)
2019	(49,049)	(57,574)
2020	(44,808)	(57,165)
2021	(20,912)	(27,610)
2022	(19,242)	(22,209)
2023	177,870	166,900

	(8,012)	(28,892)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined.

The outstanding contracts at March 31, 2018 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house).

10	Trade accounts receivable

	March 31, 2018	December 31, 2017
Domestic customers	191,776	157,475
Export customers	1,095,179	1,042,107

	1,286,955	1,199,582

Allowance for doubtful accounts	(6,350)	(6,425)

	1,280,605	1,193,157

In the three-month period ended March 31, 2018, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 2,987,296 (R$ 1,608,178 in the three-month period ended March 31, 2017), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

25 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

11	Inventory

	March 31, 2018	December 31, 2017
Finished goods at plants/warehouses
Brazil	494,198	460,963
Abroad	1,142,952	728,272
Work in process	24,968	18,850
Raw materials	745,973	674,379
Supplies(*)	177,277	184,022
Imports in transit	3,911	13,917

	2,589,279	2,080,403

(*)	Net of R$ 8,340 as at March 31, 2018 (R$ 8,340 as at December 31, 2017) related to the provision for obsolescence of the inventory for maintenance.

12	Recoverable taxes

	March 31, 2018	December 31, 2017
Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,217,778	1,150,492
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,219,918	1,210,235
Tax on Manufactured Products (IPI)	14,567	12,422
Credit related to Reintegra Program	221,582	203,540
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	645,504	738,990
Provision for the impairment of ICMS credits	(1,185,388)	(1,174,762)

	2,133,961	2,140,917
Current	398,541	272,623

Non-current	1,735,420	1,868,294

During the three-month period ended March 31, 2018, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13	Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal – STF), currently the Company taxes the foreign profits according to the Law 12,973/14.

26 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)	Deferred taxes

	March 31, 2017	December 31, 2016
Tax loss carryforwards (i)	262,326	172,016
Provision for legal proceeds	117,803	114,385
Sundry provisions (impairment, operational and other)	624,598	621,420
Results of derivative contracts—payable on a cash basis for tax purposes	(52,259)	(45,629)
Exchange losses (net)—payable on a cash basis for tax purposes	971,629	1,016,427
Tax amortization of the assets acquired in the business combination—Aracruz	95,986	95,575
Actuarial gains on medical assistance plan (SEPACO)	12,579	13,840
Provision for tax on investments in foreign-domiciled subsidiaries	(570,115)	(199,198)
Reforestation costs already deducted for tax purposes	(232,875)	(263,649)
Fair values of biological assets	94,543	78,313
Transaction costs and capitalized financing costs	(125,578)	(126,571)
Tax benefit of goodwill—goodwill not amortized for accounting purposes	(738,034)	(715,669)
Other provisions	(9,871)	(8,715)

Total deferred taxes, net	450,732	752,545
Deferred taxes—asset (net by entity)	450,732	752,545

(i)	The balance as at March 31, 2018 is presented net of R$ 336,427 (R$ 329,428 as at December 31, 2017) related to the provision for impairment for foreign tax losses, as detailed in item (d) below.

27 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

Changes in the net balance of deferred income tax are as follows:

	March 31, 2018	December 31, 2017
At the beginning of the period	752,545	801,275
Tax loss carryforwards	90,310	(100,118)
Temporary differences from provisions	6,596	30,294
Provision for tax on investments in foreign-domiciled subsidiaries	(370,917)	215,138
Derivative financial instruments taxed on a cash basis	(6,630)	(39,369)
Amortization of goodwill	(21,954)	(91,350)
Reforestation costs (i)	30,774	233,652
Exchange losses (net) taxed on a cash basis	(44,798)	(395,225)
Fair value of biological assets	16,230	149,161
Actuarial losses on medical assistance plan (SEPACO)(ii)	(1,261)	(3,433)
Transaction costs and capitalized financing costs	993	(46,230)
Other	(1,156)	(1,250)

At the end of the period	450,732	752,545

(i)

In 2017, we opted to stop the anticipation of reforestation costs already deducted for tax purposes. Consequently, there was only realization of the deferred tax liabilities referring to the investments of previous years.

(ii)	Deferred taxes presented in the statement of other comprehensive income.

(b)	Reconciliation of taxes on income

	March 31, 2018	March 31, 2017
Income before tax	892,884	561,014
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(303,581)	(190,745)

Reconciliation to effective expense
Equity in results of joint-venture	5	(31)
Credit from Reintegra Program	11,728	7,790
Benefits to directors	(10,517)	(4,395)
Foreign exchange effects on foreign subsidiaries (i)	21,529	(40,516)
Other, mainly non-deductible provisions	3,083	(4,120)

Income tax and Social Contribution benefit (expense) for the period	(277,753)	(232,017)
Effective rate - %	31.1	41.4

(i)

Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

28 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

14	Significant transactions and balances with related parties

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the three-month period ended March 31, 2018, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2018.

29 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

(i)	Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2018	December 31, 2017
Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(452)	(2,224)
Votorantim S.A.	Land leases	(195)	(196)
BNDES	Financing	(2,105,296)	(3,045,982)

		(2,105,943)	(3,048,402)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,971	9,924
Votener—Votorantim Comercializadora e Energia	Energy supplier	4,474	(1,018)
Banco Votorantim S.A.	Investments	1,596	68,535
Banco Votorantim S.A.	Financial instruments	225
Votorantim Cimentos S.A.	Input supplier	(35)	(54)
Votorantim Cimentos S.A.	Land leases		(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(3)	(3,690)
Sitrel—Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Nexa Resources	Chemical products supplier	(321)	(376)
Companhia Brasileira de Alumínio (“CBA”)	Land leases	(109)	(109)

		15,788	72,670

Net		(2,090,155)	(2,975,732)
Presented in the following lines
In assets
Marketable securities		1,596	68,535
Derivative financial instruments		225
Related parties—non-current		9,971	9,924
Other assets—current		11,467	3,343
In liabilities
Loans and financing (Note 19)		(2,105,296)	(3,045,982)
Suppliers		(8,118)	(11,552)

		(2,090,155)	(2,975,732)

30 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

(ii)	Amounts transacted in the period

	Amounts transacted
	Nature	March 31, 2018	March 31, 2017
Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(1,963)	(2,910)
Votorantim S.A.	Land leases	(586)	(2,886)
BNDES	Financing	(31,731)	(34,225)

		(34,280)	(40,021)
Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	47	(272)
Votener—Votorantim Comercializadora de Energia	Energy supplier	7,015	(5,073)
Banco Votorantim S.A.	Investments	691	2,751
Banco Votorantim S.A.	Financial instruments	225	1
Votorantim CTVM Ltda.	Rendering of services		(168)
Votorantim Cimentos S.A.	Energy supplier	2,234	2,957
Votorantim Cimentos S.A.	Input supplier	(100)	(103)
Votorantim Cimentos S.A.	Land leases		(1,872)
Votorantim Siderurgia S.A.	Standing wood supplier	(1,108)	(740)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	1,491	(1,925)
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(30)	(29)
Nexa Resources	Chemical products supplier	(1,568)	(1,121)
CBA	Land leases	(326)	(139)

		8,571	(5,733)

(b)	Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	March 31, 2018	March 31, 2017
Benefits to officers and directors (i)	13,572	499
	13,572	499

(i)

Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS), the variable compensation program and compensation program based on shares. The variation above is substantially related to the reversal of R$ 7,770 recognized in the three-month period ended March 31, 2017, regarding the variable compensation program.

31 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation, Sustainability and Innovation Committees’ members of R$ 295 for the three-month period ended March 31, 2018 (R$ 308 for the three-month period ended March 31, 2017).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	March 31, 2018	December 31, 2017
Current liability
Payroll, profit sharing and related charges	5,001	16,798
Non-current liability
Other payables	7,343	4,339
Shareholders’ equity
Capital reserve	6,966	6,686

	19,310	27,823

15	Investments

	March 31, 2018	December 31, 2017
Investment in associate and joint-venture—equity method	3,332	3,316
Other investments—at fair value (a)	153,809	149,589

	157,141	152,905

32 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

(a)	Other investments

	Percentage of total capital	March 31, 2018	December 31, 2017
Ensyn (i)	12.11	116,732	115,780
CelluForce	8.3	16,652	13,962
Spinnova	18	20,425	19,847

		153,809	149,589

(i)	The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

Fair value change in our interest in the above investments was not significant in the three-month period ended March 31, 2018. The increase in the balance refers to the foreign currency effect on these investments and the capital contribution to CelluForce in March 2018 in the amount of CAD 1,160 thousand (equivalents then to R$ 2,963).

16	Biological assets

	March 31, 2018	December 31, 2017
At the beginning of the period	4,253,008	4,351,641
Additions	368,546	1,733,733
Harvests in the period (depletion)	(417,233)	(1,472,648)
Change in fair value—step up		(326,349)
Disposals / provision for losses	(54)	(33,369)

At the end of the period	4,204,267	4,253,008

33 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

17	Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total
At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448

At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738
Additions		46	221	383,971	223	384,461
Disposals		(2,388)	(2,955)		(133)	(5,476)
Depreciation		(43,117)	(252,457)		(12,324)	(307,898)
Transfers and others (ii)		15,519	277,184	(300,487)	10,650	2,866

At March 31, 2018	1,648,304	2,151,152	10,838,189	337,938	200,108	15,175,691

(i)	Includes vehicles, furniture, IT equipment and others.
(ii)	Includes transfers between property, plant and equipment, intangible assets and inventory.

34 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

18	Intangible assets

	March 31, 2018	December 31, 2017
At the beginning of the period	4,592,262	4.575.694
Additions	7,840	60.686
Amortization	(18,576)	(69.563)
Transfers and others (*)	4,667	25.445

At the end of the period	4,586,193	4.592.262
Composed by
Goodwill—Aracruz	4,230,450	4.230.450
Systems development and deployment	56,164	47.197
Concession right—Macuco Terminal	178,744	115.047
Acquired from business combination
Databases	34,200	45.600
Relationships with suppliers—chemical products	69,609	72.187
Intangible in progress and trademarks and patents	6,900	71.403
Others	10,126	10.378
	4,586,193	4.592.262

(*)	Includes transfers between property, plant and equipment and intangible assets.

35 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

19	Loans and financing

(a)	Breakdown by type of loan

		Average annual interest rate—%	Current		Non-current		Total
Type/purpose	Interest rate		March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017
In foreign currency
BNDES—currency basket	UMBNDES	6.3	20,054	438,735	55,537	59,800	75,591	498,535
Bonds	Fixed	5.1	88,623	81,219	6,525,203	6,490,296	6,613,826	6,571,515
Finnvera	Libor	3.5	176,472	175,727	1,164,314	1,146,011	1,340,786	1,321,738
Export credits (prepayment)	Libor	3.5	280,221	2,818	2,600,832	2,301,090	2,881,053	2,303,908

			565,370	698,499	10,345,886	9,997,197	10,911,256	10,695,696

In Reais
BNDES	TJLP	8.8	89,904	574,895	1,336,432	1,365,637	1,426,336	1,940,532
BNDES	Fixed	6.0	29,925	35,045	39,274	45,839	69,199	80,884
BNDES	SELIC	7.3	22,792	10,344	511,378	515,687	534,170	526,031
FINAME	TJLP/ Fixed	2.50		167				167
BNB	Fixed	10.81				142,418		142,418
CRA	CDI/IPCA	8.7	97,704	60,436	4,903,670	4,882,218	5,001,374	4,942,654
NCE	CDI	6.8	310,944	312,477	86,449	86,449	397,393	398,926
FCO, FDCO and FINEP	Fixed	8.0	661	661	581,089	570,213	581,750	570,874
Others (Revolving costs)			371	381			371	381

			552,301	994,406	7,458,292	7,608,461	8,010,593	8,602,867

			1,117,671	1,692,905	17,804,178	17,605,658	18,921,849	19,298,563
Interest			334,400	283,089	113,732	98,542	448,132	381,631
Long-term borrowing			783,271	1,409,816	17,690,446	17,507,116	18,473,717	18,916,932

			1,117,671	1,692,905	17,804,178	17,605,658	18,921,849	19,298,563

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

36 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(b)	Breakdown by maturity of the non-current portion

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
In foreign currency
BNDES—currency basket	14,028	18,631	7,599	8,334	6,945					55,537
Bonds		319,354				1,975,877	1,951,316		2,278,656	6,525,203
Finnvera	168,530	165,964	165,964	165,964	165,964	165,964	165,964			1,164,314
Export credits(prepayment)	816,972	195,720	1,126,384	461,756						2,600,832

	999,530	699,669	1,299,947	636,054	172,909	2,141,841	2,117,280		2,278,656	10,345,886

In Reais
BNDES—TJLP	131,258	190,768	189,975	186,204	186,086	168,372	185,470	98,299		1,336,432
BNDES—Fixed rate	18,884	15,200	4,791	399						39,274
BNDES—Selic	37,981	50,641	49,394	46,869	67,597	65,488	109,117	84,291		511,378
CRA		1,203,958	666,995	1,512,680	1,520,037					4,903,670
NCE	43,225	43,224								86,449
FCO, FDCO and FINEP	119,417	57,709	57,709	57,709	57,709	57,709	57,709	57,709	57,709	581,089

	350,765	1,561,500	968,864	1,803,861	1,831,429	291,569	352,296	240,299	57,709	7,458,292

	1,350,295	2,261,169	2,268,811	2,439,915	2,004,338	2,433,410	2,469,576	240,299	2,336,365	17,804,178

37 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(c)	Breakdown by currency

	Currency
	March 31, 2018	December 31, 2017
Real	7,476,423	8,076,836
U.S. Dollar	10,835,665	10,197,161
Selic (*)	534,170	526,031
Currency basket	75,591	498,535

	18,921,849	19,298,563

(*)	Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)	Roll forward

	March 31, 2018	December 31, 2017
At the beginning of period	19,298,563	16,152,511
Borrowings	560,224	8,657,127
Interest expense	265,212	1,106,063
Foreign exchange gains (losses), net	58,413	232,960
Repayments—principal amount	(1,071,362)	(5,710,288)
Interest paid	(200,022)	(1,046,117)
Additional transaction costs	(3,629)	(158,154)
Other (*)	14,450	64,461

At the end of the period	18,921,849	19,298,563

(*)	Includes amortization of transactions costs.

(e)	Relevant operations settled in the period

BNDES

On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Banco do Nordeste—BNB

On March 28, 2018, the Company prepaid the amount of R$ 147 million regarding to contract signed with Banco do Nordeste—BNB, with original maturity in December 2023 and fixed interest rate of 12.95% p.a. This settlement helps the decrease of the Company’s average debt cost.

38 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(f)	Significant operations contracted in the period

On January 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term.

20	Trade payables

	March 31, 2018	December 31, 2017
Local currency
Related parties	8,118	11,552
Third parties	800,888	1,557,663
Foreign currency
Third parties (i)	1,655,474	1,541,247

	2,464,480	3,110,462

(i)

We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at March 31, 2018, the amount of R$ 1,526,540 (R$ 1,392,072 as at December 31, 2017) refers to pulp purchases of the contract abovementioned.

21	Contingencies

	March 31, 2018			December 31, 2017
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net
Nature of claims
Tax	116,658	125,667	9,009	114,733	120,342	5,609
Labor	44,087	165,158	121,071	43,889	158,055	114,166
Civil	3,129	54,772	51,643	3,056	49,225	46,169

	163,874	345,597	181,723	161,678	327,622	165,944

39 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

The change in the provision for legal proceeds is as follows:

	March 31, 2018	December 31, 2017
At the beginning of the period	327,622	385,757
Settlement	(385)	(53,563)
Reversal	(6,948)	(58,056)
New litigation	14,383	13,136
Accrual of financial charges	10,925	40,348

At the end of the period	345,597	327,622

There were no significant changes in the ongoing claims in the three-month period ended March 31, 2018.

22	Revenue

(a)	Reconciliation

	March 31, 2018	March 31, 2017
Gross amount	4,697,861	2,615,393
Sales taxes	(91,113)	(49,006)
Discounts and returns (*)	(913,581)	(492,370)

Net revenues	3,693,167	2,074,017

(*)	Related mainly to trade discounts.

(b)	Information about markets

	March 31, 2018	March 31, 2017
Revenue
Export market	3,320,435	1,863,542
Domestic market	347,598	187,958
Services	25,134	22,517

	3,693,167	2,074,017

40 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

23	Financial results

	March 31, 2018	March 31, 2017
Financial expenses
Interest on loans and financing (i)	(262,032)	(237,823)
Loan commissions	(15,851)	(10,665)
Others	(39,215)	(26,293)

	(317,098)	(274,781)

Financial income
Financial investment earnings	53,966	91,912
Others (ii)	14,511	23,071

	68,477	114,983

Gains (losses) on derivative financial instruments
Gain	131,204	318,210
Losses	(74,139)	(31,077)

	57,065	287,133

Foreign exchange and losses
Loans and financing	(58,413)	273,345
Other assets and liabilities (iii)	(20,111)	(69,472)

	(78,524)	203,873

Net financial result	(270,080)	331,208

(i)	Does not include the amount of R$ 3,180 as at March 31, 2018 (R$ 22,672 as at March 31, 2017), related to capitalized financing costs.
(ii)	Includes interest accrual of the tax credits.
(iii)	Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

41 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

24	Expenses by nature

	March 31, 2018	March 31, 2017
Cost of sales
Depreciation, depletion and amortization	(607,707)	(429,809)
Freight	(356,459)	(209,039)
Labor expenses	(162,470)	(134,979)
Variable costs (raw and consumable materials)	(1,078,509)	(959,611)

	(2,205,145)	(1,733,438)

Selling expenses
Labor expenses	(8,386)	(6,998)
Selling expenses (i)	(161,548)	(91,343)
Operating leases	(856)	(485)
Depreciation and amortization charges	(7,167)	(2,423)
Other expenses	(6,886)	(4,234)

	(184,843)	(105,483)

General and administrative and directors’ compensation expenses
Labor expenses	(31,694)	(23,907)
Third-party services (consulting, legal and others)	(24,801)	(21,438)
Depreciation and amortization charges	(4,763)	(3,582)
Taxes and contributions	(1,802)	(1,601)
Operating leases and insurance	(2,450)	(2,338)
Other expenses	(8,458)	(5,699)

	(73,968)	(58,565)

Other operating income, net
Program of variable compensation to employees	(43,987)	9,362
Gain on sale of investment—Losango Project		61,648
Tax credits	408	423
Increment of the provision for impairment of the ICMS credits
Loss on disposal of property, plant and equipment	(8,239)	(3,853)
Change in fair value of biological assets		(12,487)
Provision for contingencies, net	(15,408)	(1,864)
Others	963	137

	(66,263)	53,366

(i)	Includes handling expenses, storage and transportation expenses and sales commissions, among others.

42 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

25	Earnings per share

(a)	Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	March 31, 2018	March 31, 2017
Numerator
Net income attributable to the shareholders of the Company	613,241	326,652
Denominator
Weighted average number of common shares outstanding	553,190,914	553,580,537

Basic earnings per share (in Reais)	1.11	0.59

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the three-month period ended March 31, 2018, 2017, excluding the 733,574 treasury shares of shares in the three-month period ended March 31, 2018 (372,242 shares for the three-month period ended March 31, 2017). In the three-month period ended March 31, 2018 and 2017 there were no changes in the number of shares of Company.

(b)	Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the period plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	March 31, 2018	March 31, 2017
Numerator
Net income attributable to the shareholders of the Company	613,241	326,652
Denominator
Weighted average number of common shares outstanding	553,190,914	553,580,537
Dilution effect
Stock options	733,574	892,132

Number of common shares outstanding adjusted according to dilution effect	553,924,488	554,472,669
Diluted earnings per share (in Reais)	1.11	0.59

43 of 44

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

26	Explanatory notes not presented

We presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the September 30, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2017.

*        *        *

44 of 44

(A free translation of the original in Portuguese)

Eucalipto Holding S.A.

Valuation report on the net book value

based on the accounting books

at March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Valuation report on the net book value

based on the accounting books

To Shareholders and Managers

Eucalipto Holding S.A.

Qualification of the audit firm

1

PricewaterhouseCoopers Auditores Independentes, professional partnership established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no 1400, 9[o], 10[o], 13[o], 14[o], 15[o], 16[o] e 17[o] andares, Torre Torino, Água Branca, inscribed in the corporate taxpayers register under no 61.562.112/0001-20, originally registered with the São Paulo State Regional Accounting Board under no 2SP000160/O-5, with its Bylaws filed with the 4th Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, on September 17, 1956, and subsequent amendments thereto filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, the latest amendment of which, dated February 8, 2017, filed with the 2nd Registry of Deeds, Documents and Legal Entities of São Paulo, State of São Paulo, under microfilm 139,087, on February 15, 2017, represented by its undersigned partner, Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card (RG) M.1.523.766 , inscribed in the individual taxpayers register (CPF) under no 530.920.666-34 and with the São Paulo State Regional Accounting Board under no 1SP188352/O-5, resident and domiciled in the State of São Paulo, with office at the same address of the represented company, which is appointed expert by the management of Eucalipto Holding S.A. to proceed with the valuation of the net book value of Eucalipto Holding S.A. (“Company”) at March 31, 2018, as summarized in Appendix I, in accordance with the accounting practices adopted in Brazil, hereby presents the results of its works.

Objective of the valuation

2

The purpose of the valuation of the net book value as of March 31, 2018 of Eucalipto Holding S.A. is the merger of such Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of the Voting Commitment and Assumption of Obligations, as described in Appendix II to this valuation report.

Management’s responsibility for the accounting information

3

The Company’s management is responsible for the bookkeeping and the preparation of accounting information in accordance with the accounting practices adopted in Brazil, and for the material internal controls it deemed necessary for the preparation of such accounting information free of material misstatements, whether caused by fraud or error. The main accounting practices adopted by the Company are summarized in Appendix II to this valuation report.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

2 of 8

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Scope of the works and responsibility

of the independent auditor

4

Our responsibility is to issue an opinion on the net book value of the Company at March 31, 2018, based on the work performed in accordance with Technical Notice 03/2014 (R1), issued by the Brazilian Instituteof Independent Auditors (IBRACON) and approved by the Federal Accounting Board throughCTA 20/2014 (R1), which provides for the application of audit procedures to the balance sheet. Therefore, our examination of the Company’s balance sheet was conducted in accordance with Brazilian and international audit standards, which demand compliance with ethical requirements by the auditors and that the audit be planned and executed with the objective of obtaining reasonable assurance that the net book value assessed in our valuation report is free of material misstatements.

5

An audit process involves selected procedures to obtain evidence of the assessed amounts. The procedures selected depend on the judgment of the auditor, including the assessment of risks of material misstatements in the net book value, whether caused by fraud or error. In such risk assessment, the auditor considers the internal controls material for the preparation of the Company’s balance sheet in planning the audit procedures deemed appropriate in the circumstances, but not for the purposes of rendering an opinion on the effectiveness of such internal controls of the Company. We also assess the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusion

6

Based on our work, we concluded that the amount of R$ 200.00, as per the balance sheet of March 31, 2018, recorded on the accounting books and summarized in Appendix I, represents, in all material aspects, the net book value of Eucalipto Holding S.A., assessed in accordance with the accounting practices adopted in Brazil.

Emphasis of matter

7

As described in Note 1 of Appendix II to this valuation report, the merger of Eucalipto Holding S.A. into Suzano is part of the corporate restructuring process in the context of the business combination described therein, which is subject to certain conditions.

São Paulo, July 10, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

3 of 8

Attachment I to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Synthetic balance sheet

At March 31, 2018

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Assets	Brazilian real	Liabilities and equity	Brazilian real
Current assets
Cash and cash equivalents	200
		Total equity	200

Total assets	200	Total liabilities and equity	200

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

4 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

1	Basis for preparation of the balance sheet and summary of the main accounting policies

The balance sheet of March 31, 2018 was prepared for the assessment of the net book value of Eucalipto Holding S.A. (“Company”), in the context of the merger of the Company into Suzano Papel e Celulose S.A. (“Suzano”) on a future date, in accordance with the terms of Voting Commitment and Assumption of Obligations, as described below.

The balance sheet of March 31, 2018 was prepared and is presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

(a)	Corporate events

Voting Commitment and Assumption of Obligations

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A.—BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the aforementioned business combination, as part of the corporate restructuring, which includes its merger into Suzano Papel e Celulose S.A., as described in Note 2.

The shareholders of Fibria holding American Depositary Receipts (“ADRs”) will be entitled to receive ADRs in Suzano, observing the same exchange ratio. To do so, Suzano will adopt measures to obtain (i) the registry of the transaction (or the exemption thereof, as applicable) with the U.S. Securities and Exchange Commission; and (ii) the listing of the ADRs of Suzano in the same listing segment of the New York Stock Exchange where the ADRs of Fibria currently are listed.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

5 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Once the transaction is consummated, the shares and the ADRs issued by Fibria will no longer be traded on the B3 S.A. and on the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, in the event that any restrictions imposed by the antitrust authorities of Brazil and/or other countries are excessively burdensome, Suzano may opt not to consummate the transaction, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may involve certain other conditions of non-consummation of the transaction, as expressly provided for in the Voting Commitment.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The consummation date of the transaction will correspond to the 45th day as from publication of the corresponding notice to the market indicating that the conditions precedent have been fulfilled.

(b)	Main accounting policies

The main accounting policies applied while preparing the balance sheet are presented below.

Cash and cash equivalents

Cash and cash equivalents encompass balances in cash and banks and financial investments that mature within less than 90 days from the date of the transaction, and which are subject to insignificant risk of having their values changed.

2	Merger of Eucalipto Holding—unaudited

Eucalipto Holding S.A., a wholly-owned subsidiary of Suzano, was acquired with the purpose of facilitating the business combination described on Note 1, especially the corporate restructuring. As such, the merger of the Company by Suzano is expected to take place after certain transactions. The following table describes the pro forma accounting balance sheet, as per the pro forma individual balance sheet of Eucalipto Holding S.A. and corresponding limited assurance report of the independent auditor, issued on July 10, 2018, that would be submitted for the merger into Suzano, considering that the condition precedent of the business combination had been fulfilled on March 31, 2018.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

6 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

Balance sheet - pro forma

(R$ thousands) - Unaudited

	Accounting balance - March 31, 2018 (1)	Capital contribution (2)	Merger of Fibria shares (3)	Redemption of preferred shares (4)	Pro forma balance - March 31, 2018 (5)
Assets
Current assets
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current assets
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—

Equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Description of balances/adjustments:

(1)	Net book value of Eucalipto Holding S.A. as of March 31, 2018, as described in Appendix I to the valuation report.
(2)	Suzano contributes R$ 29,043,056 thousand in cash to the Company upon subscription to new Common Shares in the Company.
(3)

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, in the aggregate amount of R$ 29,043,056 thousand and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800 thousand. This consideration from Suzano will be paid through its subsidiary Eucalipto Holding S.A. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

(4)

The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

(5)

By the end of stages 2 to 4 described above, the net book value of Eucalipto Holding S.A. will be affected by these transactions. At this point, the Company is merged into Suzano, with its consequent dissolution; Fibria’s shareholders will receive, in substitution of their common shares issued by the Company, the new shares of Suzano, consequently migrating to the shareholder base of Suzano.

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

7 of 8

Attachment II to the valuation report

on the net book value based on the

accounting books of Eucalipto

Holding S.A. issued at July 10, 2018.

Eucalipto Holding S.A.

Management’s notes to the balance sheet

At March 31, 2018

In reais, unless otherwise indicated

(A free translation of the original in Portuguese)

(This report is not deemed filed under the Securities Act of 1933)

The above final pro forma balance represents the net book value of the Company, to be merged into Suzano, if the condition precedent of the business combination, as described in Note 1, had been fulfilled on March 31, 2018. The actual amounts of the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the number and fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

*            *             *

This attachment is an integral and inseparable part of the valuation report on the net book value based on the accounting books of Eucalipto Holding S.A., issued by PricewaterhouseCoopers at July 10, 2018.

8 of 8

APPENDIX I.5 - PRO FORMA FINANCIAL INFORMATION

(A free translation of the original in Portuguese)

Suzano Papel e Celulose S.A.

Independent auditor’s reasonable assurance

report on the compilation of pro forma

consolidated financial information

for compliance with

CVM Instruction 565

(A free translation of the original in Portuguese)

Independent auditor’s reasonable assurance

report on the compilation of pro forma

consolidated financial information

for compliance with CVM Instruction 565

To the Board of Directors and Stockholders

Suzano Papel e Celulose S.A.

We have completed our reasonable assurance engagement for the purpose of issuing a report on the compilation of the pro forma consolidated financial information of Suzano Papel e Celulose S.A. (“Company” or “Suzano”), prepared under the responsibility of the Company’s management, for compliance with Instruction 565 issued by the Brazilian Securities Commission (CVM). The pro forma consolidated financial information includes the pro forma balance sheets at March 31, 2018, the pro forma consolidated statements of income for the quarter ended March 31, 2018 and for the year ended December 31, 2017, and the accompanying notes. The criteria applicable based on which the Company’s management compiled the pro forma consolidated financial information are specified in the Technical Pronouncement CTG 06, “Presentation of pro forma financial information”, of the Brazilian Federal Accounting Council (CFC), and are summarized in Note 1 to the pro forma consolidated financial information.

The pro forma consolidated financial information has been compiled by the Company’s management to illustrate the impact of the acquisition of Fibria Celulose S.A. (“Fibria”) (“transaction or combination”), as presented in Note 1, on the Company’s consolidated balance sheet at March 31, 2018 and on its consolidated statements of income for the quarter ended March 31, 2018 and the year ended December 31, 2017, as if the transaction had occurred as from March 31, 2018 (for the pro forma consolidated balance sheet) and as from January 1, 2017 (for the pro forma consolidated statements of income), respectively. As part of this process, information on the Company’s financial position and financial performance was extracted by the Company’s management from the consolidated interim financial information for the quarter ended March 31, 2018, on which we issued our unmodified report on review of quarterly information on April 26, 2018, and from the consolidated financial statements for the year ended December 31, 2017, on which we issued our unmodified audit opinion on February 7, 2018. In addition, the information on the financial position and financial performance of Fibria was extracted by the Company’s management from the consolidated interim accounting information of Fibria for the quarter ended March 31, 2018, on which we issued our unmodified report on review of quarterly information on April 23, 2018, and from the consolidated financial statements of Fibria for the year ended December 31, 2017, which were audited by another firm of independent auditors whose unmodified audit report was issued on January 29, 2018.

2 of 15

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

Suzano Papel e Celulose S.A.

Management’s responsibility for the pro forma

consolidated financial information

Management is responsible for the compilation of the pro forma consolidated financial information in accordance with the criteria defined in CTG 06.

Our independence and quality control

We complied with independence and other ethical requirements established by the Brazilian Accounting Standards for General Professionals (NBCs PG) 100 and 200 and the Brazilian Accounting Standard for Independent Auditors (NBC PA) 291. These standards are based on the principles of integrity, objectivity, and professional competence and approach the confidence and the behavior of the professionals.

We applied the International standards on quality control established by NBC PA 01 and, accordingly, we maintained a proper quality control system that includes policies and procedures related to the compliance with ethical requirements, professional standards, and legal and regulatory requirements.

Independent auditor’s responsibility

Our responsibility is to express an opinion, as required by the CVM, on whether the pro forma consolidated financial information has been compiled by the Company’s management, in all material respects, based on the criteria established by CTG 06.

We conducted our work in accordance with the standard NBC TO 3420—“Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Federation of Accountants (IFAC). These standards require that the auditor plan and perform audit procedures with the purpose of obtaining reasonable assurance that the Company’s management compiled, in all material respects, the pro forma consolidated financial information based on the criteria established by CTG 06.

For the purposes of this engagement, we are not responsible for the updating or restatement of any reports or opinions on any historical financial information used in the compilation of the pro forma consolidated financial information. In addition, during the course of this engagement, we have not audited or reviewed the financial statements and other historical financial information used in the compilation of the pro forma financial information.

The purpose of the pro forma consolidated financial information is solely to illustrate the impact of the relevant transaction on the Company’s historical consolidated financial information, had the transaction occurred on the prior date chosen for illustrative purposes. Accordingly, we do not provide any assurance that the actual results of the relevant transaction at March 31, 2018 or January 1, 2017 would have been as presented herein.

3 of 15

Suzano Papel e Celulose S.A.

A reasonable assurance engagement about whether the pro forma consolidated financial information has been compiled, in all material respects, based on the applicable criteria, involves the performance of procedures to assess whether the applicable criteria adopted by the Company’s management while compiling the pro forma consolidated financial information provide a reasonable basis for the presentation of the significant effects which are directly attributable to the transaction, and to obtain sufficient appropriate evidence about whether:

(i)	the corresponding pro forma adjustments result in the appropriate effect of these criteria; and

(ii)	the pro forma financial information reflects the adequate implementation of these adjustments made to the historical financial information.

The procedures selected depend on the judgment of the independent auditor, taking into consideration their understanding of the Company, the nature of the event or transaction in relation to which the pro forma consolidated financial information has been compiled, and other circumstances which are relevant for the engagement. The engagement also involves assessing the overall presentation of the pro forma consolidated financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the pro forma consolidated financial information.

Opinion

In our opinion, the pro forma consolidated financial information was compiled, in all material respects, in accordance with the criteria established by CTG 06.

Emphasis of matter

We draw attention to Note 1 to the pro forma consolidated financial information, which describes that the pro forma consolidated financial information should be read together with the Company’s and the Fibria’s consolidated accounting information for the quarter ended March 31, 2018 and with the Company’s and the Fibria’s consolidated financial statements for the year ended December 31, 2017, which were the basis for the preparation of the pro forma consolidated financial information.

São Paulo, July 10, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

4 of 15

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2018

(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Current assets
Cash and cash equivalents	2.000,3	2.852,4	—	4.852,8
Financial investments	1.391,7	2.977,2	—	4.368,9
Trade accounts receivable	2.379,1	1.280,6	—	3.659,7
Inventories	1.298,4	2.589,3	543,0	4.430,7	2 (b)
Recoverable taxes	314,6	398,5	—	713,1
Derivative financial instruments	95,5	81,9	—	177,4
Advance to suppliers	92,2	—	—	92,2
Other assets	291,7	165,8	—	457,5
Assets held for sale	10,9	—	—	10,9

Total current assets	7.874,4	10.345,7	543,0	18.763,1
Non-current assets
Receivables from other related parties	—	10,0	—	10,0
Financial investments	—	164,9	—	164,9
Recoverable taxes	263,4	1.735,4	—	1.998,8
Deferred taxes	2,6	450,7	642,1	1.095,4	2 (d)
Derivative financial instruments	65,8	333,4	—	399,2
Advances to suppliers	243,8	663,7	—	907,5
Judicial deposits	116,4	187,5	—	303,8
Receivables from land expropriation	61,0	—	—	61,0
Other assets	63,3	118,5	—	181,9

	816,3	3.664,1	642,1	5.122,5
			—
Biological assets	4.579,1	4.204,3	—	8.783,4
Property, plant and equipment	16.415,5	15.175,7	6.866,7	38.458.0	2 (c)
Intangible assets	375,0	4.586,2	15.711,5	20.672,7	2 (d) 2 (e)
Investments	6,7	157,1	—	163,9

	21.376,4	24.123,3	22.578,2	68.077,9

Total non-current assets	22.192,7	27.787,4	23.220,3	73.200,4

Total assets	30.067,1	38.133,1	23.763,3	91.963,5

5 of 15

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2018

(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Current liabilities
Trade accounts payables	600,6	2.464,5	90,9	3.156,0	2 (f)
Loans and financing	1.433,0	1.117,7	—	2.550,6
Derivative financial instruments	23,0	132,1	—	155,1
Taxes payable	192,0	124,4	—	316,3
Payroll and charges	154,8	112,6	—	267,4
Liabilities for assets acquisitions	90,6	—	—	90,6
Dividends payable	182,3	261,6	—	443,8
Advance from customers	92,0	—	—	92,0
Other liabilities	309,1	207,3	—	516,4

Total current liabilities	3.077,3	4.420,0	90,9	7.588,2
Non-current liabilities
Loans and financing	11.213,1	17.804,2	29.481,7	58.499,0	2 (g)
Derivative financial instruments	76,8	129,5	—	206,3
Liabilities for assets acquisitions	544,5	—	—	544,5
Provision for contingencies	321,2	181,7	975,3	1.478,2	2 (h)
Employee benefits	353,7	—	—	353,7
Deferred taxes	1.854,1	—	—	1.854,1
Share-based compensation plans	51,5	—	—	51,5
Other liabilities	121,3	322,6	—	443,9

Total non-current liabilities	14.536,1	18.438,0	30.456,9	63.431,0
Equity	12.453,8	15.275,1	(6.784,6)	20.944,3	2 (i)

Total equity and liabilities	30.067,1	38.133,1	23.763,3	91.963,5

The attached notes are an integral part of the Pro Forma Consolidated Financial Information.

(i)	This information is derived from the unaudited consolidated Quarterly Information of Suzano Papel e Celulose S.A for the period ended March 31, 2018
(ii)	This information is derived from the unaudited consolidated Quarterly Information of Fibria Celulose S.A for the period ended March 31, 2018
(iii)	Pro Forma adjustments as described in Note 2.

6 of 15

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Statement of Income

Three-month Period Ended March 31, 2018

(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Ajuste Pro Forma (iii)	Pro Forma	Note
Net sales revenue	2.994,6	3.693,2	—	6.687,7
Cost of sales	(1.583,4)	(2.205,1)	(52,2)	(3.840,8)	2	(c)

Gross profit	1.411,2	1.488,0	(52,2)	2.847,0
Operating incomes (expenses)
Selling expenses	(122,0)	(184,8)	(60,0)	(366,8)	2	(e)
General and administrative expenses	(147,4)	(74,0)	—	(221,3)
Equity in earnings of associates	(0,1)	—	—	—
Other operating expenses, net	(9,9)	(66,3)	—	(76,1)

	(279,2)	(325,1)	(60,0)	(664,3)
Operating profit before net financial income (expenses)	1.131,9	1.163,0	(112,2)	2.182,7
Net financial income (expenses)
Financial income	105,3	125,5	—	230,9
Financial expenses	(262,7)	(395,6)	(316,1)	(974,4)	2	(g)

	(157,4)	(270,1)	(316,1)	(743,5)
Net income (loss) before income taxes	974,6	892,9	(428,3)	1.439,2
Income taxes	(169,1)	(277,8)	145,6	(301,2)	2	(j)

Net income for the period	805,5	615,1	(282,7)	1.137,9

Attributable to
Shareholders of the Company	805,5	613,2	(282.7)	1,136.1
Non-controlling interests	—	1,9	—	1.9

The attached notes are an integral part of the Pro Forma Consolidated Financial Information.

(iv)	This information is derived from the unaudited consolidated Quarterly Information of Suzano Papel e Celulose S.A for the period ended March 31, 2018
(v)	This information is derived from the unaudited consolidated Quarterly Information of Fibria Celulose S.A for the period ended March 31, 2018
(vi)	Pro Forma adjustments as described in Note 2.

7 of 15

Suzano Papel e Celulose S.A

Unaudited Pro Forma Consolidated Statement of Income

Year Ended December 31, 2017

(In millions of reais)	(A free translation of the original in Portuguese)

	Suzano (i)	Fibria (ii)	Pro Forma Adjustment (iii)	Pro Forma	Note
Net sales revenue	10.580,7	11.739,2	—	22.319,8
Cost of sales	(6.496,3)	(8.248,4)	(208,9)	(14.953,6)	2	(c)

Gross profit	4.084,4	3.490,7	(208,9)	7.366,2
Operating incomes (expenses)
Selling expenses	(423,3)	(547,2)	(240,0)	(1.210,6)	2	(e)
General and administrative expenses	(529,0)	(285,7)	—	(814,7)
Equity in earnings of associates	5,9	—	—	5,9
Other operating expenses, net	140,5	(339,7)	—	(199,2)

	(805,9)	(1.172,6)	(240,0)	(2.218,5)

	3.278,5	2.318,1	(448,9)	5.147,7
Operating profit before net financial income (expenses)
Net financial income (expenses)	379,0	657,0	—	1.036,0
Financial income	(1.397,9)	(1.439,7)	(1.264,4)	(4.102,0)	2	(g)

Financial expenses	(1.018,8)	(782,7)	(1.264,4)	(3.065,9)
Net income (loss) before income taxes	2.259,6	1,535,4	(1.713,3)	2.081,7
Income taxes	(438,6)	(442,1)	582,5	(298,2)	2	(j)

Net income for the period	1.821,0	1.093,3	(1.130,8)	1.783,5

Attributable to
Shareholders of the Company	1.821,1	1.085,3	(1.130,8)	1.775,5
Non-controlling interests	—	8,1	—	8,1

The attached notes are an integral part of the Pro Forma Consolidated Financial Information.

(i)	This information is derived from the audited consolidated financial statements of Suzano Papel e Celulose S.A. for the fiscal year ended December 31, 2017.
(ii)	This information is derived from the audited consolidated financial statements of Fibria Celulose S.A. for the fiscal year ended December 31, 2017.
(iii)	Pro Forma adjustments as described in Note 2.

8 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

1	Description of the transaction and basis for preparation

of the pro forma consolidated financial information

(a)	Description of the transaction

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A.—BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano Papel e Celulose S.A. as intervening consenting party (“Suzano”), a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations (“Combination” or “Transaction”) and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano and of Fibria, which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$52.50), adjusted by the variation in the Certificates of Interbank Deposit (“CDI”) rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the consummation date of the Combination and ii) 0.4611 common share issued by Suzano, also to be delivered on the consummation date of the transaction.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The Consummation Date of the Transaction will correspond to the 45th day as from publication of the notice to the market indicating that the conditions precedent have been fulfilled.

(b)	Basis for preparation of the pro forma

consolidated financial information

The unaudited pro forma consolidated financial information was prepared and is presented in accordance with Notice CTG 06—“Presentation of Pro Forma Financial Information,” issued by the Federal Accounting Board, and must be interpreted jointly with the historical financial statements of the companies involved:

(i)

historical consolidated interim financial information of Suzano, prepared in accordance with Technical Pronouncement CPC 21 (R1)—Interim Financial Statement and with the international accounting standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), presented in accordance with the regulations issued by the Securities and Exchange Commission of Brazil applicable to the preparation of quarterly financial information (ITR), for the quarter ended March 31, 2018, and revised by PricewaterhouseCoopers Auditores Independentes, which issued an unqualified opinion on such interim financial information on April 26, 2018;

(ii)

historical consolidated financial statements of Suzano prepared in accordance with the accounting practices adopted in Brazil and the international financial reporting standards (IFRS) issued by the IASB, for the fiscal year ended December 31, 2017, and audited by PricewaterhouseCoopers Auditores Independentes, which issued an unqualified opinion on February 7, 2018;

9 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

(iii)

historical consolidated interim financial information of Fibria, prepared in accordance with Technical Pronouncement CPC 21 (R1)—Interim Financial Statement and with the international accounting standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), presented in accordance with the regulations issued by the Securities and Exchange Commission of Brazil applicable to the preparation of quarterly financial information (ITR), for the quarter ended March 31, 2018, and revised by PricewaterhouseCoopers Auditores Independentes, which issued an unqualified opinion on such interim financial information on April 23, 2018;

(iv)

historical consolidated financial statements of Fibria prepared in accordance with the accounting practices adopted in Brazil and the international financial reporting standards (IFRS) issued by the IASB, for the fiscal year ended December 31, 2017, and audited by another independent audit firm, which issued an unqualified opinion on January 29, 2018;

The pro forma consolidated balance sheet and the pro forma consolidated income statement were prepared to reflect the effects from the transaction to combine the businesses, as if such Combination had occurred on March 31, 2018 and January 1, 2017, respectively.

Suzano has performed a preliminary valuation analysis of the fair market value of Fibria’s assets to be acquired and liabilities to be assumed. Using the total consideration for the Merger, Suzano has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as if the Closing Date had been March 31, 2018 (in millions of reais):

		Note
Cash consideration(1)	29,043.1
Suzano Shares issue (255 million shares at R$ 33.36 per share)	8,506.8
Total consideration	37,549.9	(a	)
Book value of Fibria’s shareholders’ equity	15,200.5
Elimination of book value of existing goodwill	(4,230.5)
Book value of Fibria’s shareholders’ equity, net of goodwill	10,970.0
Fair value adjustments
Inventories	543.0
Property, plant and equipment	6,866.7
Customer relationships	3,600.0
Possible loss contingencies	(975.3)
Loans and financing	(438.6)
Deferred Taxes	642.1
Total fair value impacts	10,237.9
Total pro forma goodwill	16,341.9

(1)

The cash consideration will be adjusted in accordance with the fluctuation in CDI from March 15, 2018 to the Closing Date. At March 31, 2018, the change was immaterial using a CDI rate increase of 0.27% and therefore is not reflected above. However, if the acquisition were to be delayed one year the CDI impact would be 5.60% based on the average actual CDI rate for the 12 months ending March 31, 2018.

10 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when Suzano has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in the value of the consideration paid, (2) changes in fair values of property, plant and equipment, (3) changes in allocations to intangible assets such as contracts with customers and suppliers, technology and customer relationships as well as goodwill and (4) other changes to assets and liabilities.

The pro forma adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of these transactions will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the proposed Merger, factually supportable and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description of the Combination and its adjustment is provided in note 2 below.

The unaudited pro forma consolidated financial information was prepared and is presented for illustrative purposes only, based on the assumption that merger of Fibria shares into Suzano had occurred on January 1, 2017, for the purposes of the financial statements, or on March 31, 2018, for the purposes of the balance sheet, and must not be used as an indication of future consolidated financial statements or construed as the consolidated income statement and/or effective equity and financial position of Suzano. Furthermore, such unaudited pro forma consolidated financial information does not reflect, for instance: (i) any synergy, operating efficiency gain or cost savings that could arise from the corporate restructuring; (ii) any possible benefit from the combined growth of the companies; or (iii) any restrictions imposed by the antitrust authorities in Brazil and/or abroad.

This pro forma consolidated financial information was approved by the management on July 06, 2018.

2	Pro forma adjustments

The pro forma consolidated financial information was prepared and presented based on the historical consolidated financial statements of Suzano and of Fibria and the pro forma adjustments were determined based on assumptions and the best estimates of the Company’s management, which we believe to be reasonable, and include the following adjustments:

(a)	Consideration paid

Consideration paid was estimated based on the terms of the transaction considering that all holders of Fibria Shares will receive Suzano Shares and cash as offered in the Merger. Dissenting Fibria shareholders have the right to withdraw their shares for a cash payment. However, such cash payment would be less than the amount that would be received by not withdrawing. Thus, it is assumed that no holders of Fibria Shares will exercise their withdrawal rights. Consideration will consist of R$ 29,043.1 million to be paid in cash plus 255 million Suzano Shares to be issued on the Closing Date. In this Unaudited Pro Forma Condensed Consolidated Financial Information, the Suzano Shares to be issued have been valued using the March 31, 2018 quoted market price of R$ 33.36 per share. Actual consideration will be based on share price on the Closing Date.

11 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

If the Suzano quoted market price per Suzano Share on the Closing Date had increased/decreased by 30% compared to the March 31, 2018 quoted market price, the consideration paid would have increased/decreased by approximately R$ 2,552.0 million, and, as a consequence, goodwill would have increased/decreased by the same amount.

(b)	Inventory to fair value

The adjustment represents the adjustment of Fibria’s inventory to fair value at March 31, 2018 of R$ 543.0 million. The fair value calculation is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory less selling expenses and a normal profit margin on those manufacturing and selling efforts. We do not expect the increase to have a continuing impact; therefore, fair value adjustment is not included in statement of income.

(c)	Property, plant and equipment to fair value

The adjustment represents the adjustment of Fibria’s property, plant and equipment to fair value at March 31, 2018 in the amount of R$ 6,866.8 million. The fair value calculation is preliminary and subject to change. The land was valued using the market approach method based on price generated by market transactions. The other fixed assets were valued using the cost method, which is based on the principle of substitution, using the cost to replace assets adjusted to inflation rate as an indicator of their fair value. The related increase in depreciation expense, assuming a remaining depreciation expense of R$ 208.9 million for the year ended December 31, 2017 and R$ 52.2 million for the three-month period ended March 31, 2018, is allocated as Cost of Sales. The depreciation is calculated using the straight-line method over the estimated remaining useful lives of the related property, plant and equipment disclosed in Fibria’s annual financial statements. The calculation of the depreciation expense adjustment is as disclosed below:

			Estimated Depreciation Expense (in millions of reais)
	Fair value adjustment	Useful lives (in years)	Year Ended December 31, 2017	Three-month Period Ended March 31, 2018
Buildings	1,109.5	25.00	44.4	11.1
Machinery, equipment and facilities	2,991.1	18.18	164.5	41.1
			208.9	52.2

The market prices and general inflation rate were used in the calculation above. However, specialized indexes may be applicable depending on the nature of the property, plant and equipment rates reflected, which were double the general inflation rate used above, as well prices may vary upon the finalization of the purchase price allocation. If the amount of the fair value adjustment related to Fibria’s property, plant and equipment were to increase by a further R$ 6,866.8 million, goodwill would reduce by such amount and the related increase in depreciation would be R$ 417.8 million for the year ended December 31, 2017 and R$ 104.4 million for the three-month period ended March 31, 2018.

(d)	Goodwill

The adjustment reflects the net increase in goodwill at March 31, 2018 consisting of the elimination of the book value of Fibria’s existing goodwill in the amount of R$ (4,230.5) million plus the goodwill generated by the Merger of R$ 16,341.9 million. The adjustment on deferred taxes of R$642.0 million represents the reversal of the deferred tax liability of the eliminated Fibria’s goodwill.

12 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

It is worth noting that the calculation is a preliminary estimate and that amount of goodwill change upon finalization of the purchase price allocation, as disclosed. The factors that make up the final goodwill are expected to include mostly synergies from combining operations for cost savings in fields such as forestry, logistics, selling, general and administrative expenses and procurement, which will increase the Parties’ competitiveness both in Brazil and overseas.

The Company believes that all these initiatives could generate synergies and cash saving in the amount close to the goodwill.

(e)	Intangible—customer relationships

The adjustment represents R$ 3,600.0 million due to recognition of the fair value of major customer relationships at March 31, 2018 and related amortization expense of R $240.0 million for the year ended December 31, 2017 and R$ 60.0 million for the three-month period ended March 31, 2018, the amortization is allocated in Selling Expense. As disclosed in Fibria’s December 31, 2017 financial statements, its client base is concentrated, with approximately 46% of revenue generated by sales to three major clients. Accordingly, valuation of the major customer relationships was calculated using estimated discounted cash flows. If we used a different assumption, the adjustment could differ significantly. The amortization is calculated using the straight-line method over the expected life of the customer relationship (15 years).

• If Suzano had considered 100% of Fibria’s customer list instead of 46% as described above, the value of Fibria’s customer relationships would have been increased by approximately R$ 4,226.1 million, goodwill would have been reduced by such amount and the related increase in amortization would have been R$ 281.7 million for the year ended December 31, 2017 and R$ 70.4 million for the three-month period ended March 31, 2018.

(f)	Transaction costs

Represents the liability for payment of estimated transaction costs of R$ 90.9 million related to the Merger. The historical consolidated balance sheet and income statement of Suzano and Fibria do not reflect any transaction costs related to the Merger for the periods presented.

(g)	Debt increase for financing the Combination

The adjustment represents new long-term debt in U.S. dollars equivalent to R$ 29,043.1 million incurred to finance the cash payment to Fibria’s shareholders and related financial expense of R$ 1,264.4 million for the year ended December 31, 2017 and R$ 316.1 million for the three-month period ended March 31, 2018. It is assumed that the secured credit line would bear interest at LIBOR plus approximately 2.0% p.a. in USD which is assumed equivalent to a nominal interest rate of 4.4% p.a., without considering any exchange rate variation impacts for the variation of the real (the Company’s functional currency) against the USD. For the year ended December 31, 2017, if the USD had weakened/strengthened by 1% against the real with all other variables held constant, the pro forma financial income/expenses would have been increased by approximately R$ 303.1 million due to the

13 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

foreign exchange impacts from translation of the USD-denominated long-term debt. For the three-month period ended March 31, 2018 if the USD had weakened/strengthened by 1% against the real with all other variables held constant, the pro forma financial income/expenses would have been increased by approximately R$ 75.8 million, due to the foreign exchange impacts from translation of USD-denominated long-term debt.

Additionally, the amount of R$438.6 million reflects the adjustment to the fair value of loans and financing, defined as disclosed in Fibria’s interim financial statement.

(h)	Fair value of possible contingent liabilities

The adjustment reflects the preliminary estimation of the fair value of legal proceedings disclosed as being possible losses by Fibria’s management. Management estimates that 10% of the total amount disclosed as possible losses at March 31, 2018 represents the fair value estimate of the possible loss contingencies considering the probability of the loss and experience of actual payments. However, any liability recognition for possible losses will depend on Suzano’s ability to make a reliable estimate of the fair value of the related contingencies based on the information available, including the ability to define probabilities of the different potential outcomes, the related cash flows and discount rates. Due to the high level of subjectivity around the realization of such contingencies based on the information currently available, no related amounts have been recorded in the pro forma condensed income statements. Suzano is required to recognize a contingent liability assumed in a business combination at the acquisition date, even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Based on that requirement, in the preliminary assessment for the preparation of the pro forma Suzano management identified significant possible loss contingencies disclosed in Fibria’s December 31, 2017 financial statements:

Amount of possible loss (in millions of reais)
Possible tax contingencies
Claim to reimburse development agency tax incentive	142.6
Offset of 1997 income tax losses which was only partially approved	233.6
Income tax assessment—swap of industrial and forestry assets	2,225.2
Income tax assessment—income from Fibria Trading International II	382.6
Income tax assessment—disallowance of depreciation, amortization and depletion expenses—2010	673.7
Income tax assessment—on income of foreign subsidiaries in 2011	64.3
Income tax assessment—for joint-operated entity, Veracel	116.9
Other tax liabilities (706 tax claims)	3,657.0
Subtotal—tax	7,495.9
Possible civil contingencies
Company’s trucks from causing damage to federal highways	1,771.8
Others (620 claims)	484.9
Subtotal—civil	2,256.7

Total possible tax contingencies	9,752.6

Suzano believes that this adjustment is factually supportable based on the following:

(a)

The total amount of possible loss contingencies are those described in Fibria’s financial statements as of December 31, 2017, which is the latest information available. Suzano Management states in March 31, 2018 interim financial statements that no material change occurred from the December 31, 2017 position.

14 of 15

Suzano Papel e Celulose S.A

Notes to the Consolidated Pro Forma Financial

Information for the three-month period ended

March 31, 2018 and for the year ended

December 31, 2017 (unaudited)

(In millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

(b)

Amounts disclosed are those related to possible losses, in which case the probability of loss must be considered to be higher than remote as defined by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. Management assumes that potential contingent losses with a probability of occurrence below 10% would be considered remote and that the possible losses disclosed thus have at least a 10% probability of occurrence.

(c)

Amounts disclosed in the financial statements of Fibria are the amounts of the legal cases as of the balance sheet date that are subject to interest rates through settlement, normally using SELIC, which is also assumed to be a reasonable estimate of the rate which would be used to discount future cash flows to present value. Thus the disclosed amounts are assumed to be at discounted present values.

(i)	Elimination of the equity of Fibria and issue of shares in Suzano

Represents the elimination of Fibria’s shareholders equity plus the issuance of 255 million shares of Suzano at R$ 33.36 per share (note a) plus transaction costs (note f).

(j)	Reflects the income tax effect in the pro forma

Reflects the income tax effect in the pro forma income statements based on the statutory rate of Brazilian income tax and social contribution of 34%. No deferred tax balances are reflected in the March 31, 2018 pro forma condensed balance sheet as Suzano has a viable tax plan that it intends to implement which will permit the tax and accounting basis to be the same after acquisition.

*    *    *

15 of 15

(A free translation of the original in Portuguese)

Eucalipto Holding S.A.

Report of reasonable assurance of the

independent auditor on the compilation

of the separate pro forma balance sheet for

compliance with CVM Instruction 565

(A free translation of the original in Portuguese)

Report of reasonable assurance of the

independent auditor on the compilation

of the separate pro forma balance sheet

for compliance with CVM Instruction 565

To the Managers and Shareholders

Eucalipto Holding S.A.

We have concluded our assurance engagement for the issue of a report on the compilation of the separate pro forma balance sheet of Eucalipto Holding S.A. (“Company”), which was prepared under the responsibility of the management, for compliance with Instruction 565 issued by the Securities and Exchange Commission of Brazil (“CVM”). The separate pro forma balance sheet includes the separate pro forma balance sheet as of March 31, 2018 and the respective notes. The applicable criteria based on which the management of the Company compiled the separate pro forma balance sheet are specified in Notice CTG 06—“Presentation of pro forma financial information,” of the Federal Accounting Board, and summarized in Note 1 to the separate pro forma balance sheet.

The separate pro forma balance sheet was compiled by the management of the Company to illustrate the impact of the transactions to be carried out at the Company in connection with the corporate restructuring required to consummate the combination of the operations (“Transaction”) of Suzano Papel e Celulose S.A. (“Suzano”) and Fibria Celulose S.A. (“Fibria”), presented in Note 1, in the separate balance sheet of the Company as of March 31, 2018. As part of this process, the information on the equity and financial position of the Company was extracted by the management of the Company from its balance sheet as of March 31, 2018, based on which we issued a Valuation Report, without modifications, on July 10, 2018.

Responsibility of the management of the company

for the separate pro forma balance sheet

The management of the Company is responsible for compiling the separate pro forma balance sheet based on the criteria established in CTG Notice 06.

Our independence and quality control

We meet the independence criteria and other ethical requirements established in NBCs PG 100 and 200 and NBC PA 291, which are based on the principles of integrity, objectiveness and professional competence and which also consider the confidentiality and conduct of the professionals.

2 of 9

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Eucalipto Holding S.A.

We applied the international standards of quality control established in NBC PA 01 and, therefore, maintain adequate quality control systems that include policies and procedures related to compliance with ethical requirements, professional standards, legal requirements and regulatory requirements.

Responsibilities of the independent auditor

Our responsibility is to issue an opinion, as required by the Securities and Exchange Commission of Brazil, on whether the separate pro forma balance sheet was compiled by the management of the Company, in all material aspects, in accordance with the criteria established by CTG notice 06.

We have conducted our engagement in accordance with the standard NBC TO 3420—“Assurance Reports on the Compilation of the Pro Forma Financial Information Included in a Prospectus,” issued by the Federal Accounting Board, which is equivalent to the International Standard issued by the International Federation of Accountants, ISAE 3420. Such standards require auditors to plan and execute audit procedures for the purpose of obtaining reasonable assurance that the management of the Company compiled, in all material aspects, the separate pro forma financial information based on the criteria set forth in CTG Notice 06.

For the purposes of this engagement, we are not responsible for updating or re-issuing any reports or opinions on any historical financial information used in the compilation of the separate pro forma balance sheet, nor have we performed, in the course of this engagement, any audit or review of the financial statements and all other historical financial information used in the compilation of the separate pro forma balance sheet.

The purpose of the separate pro forma balance sheet is exclusively to illustrate the impact of the relevant transaction on the historical separate balance sheet of Eucalipto Holding S.A. as if the transaction had occurred on the prior date selected for illustrative purposes. As a result, we will not provide any assurance that the actual result of the transaction as of March 31, 2018 would have been as presented.

An engagement of reasonable assurance on whether the separate pro forma balance sheet was compiled, in all material aspects, based on the applicable criteria, involves the performance of procedures to assess whether the applicable criteria adopted by the management of the Company in the compilation of the separate pro forma balance sheet provide reasonable grounds for the presentation of the material impacts directly attributable to the transaction and to obtain sufficient adequate evidence on whether:

(i)	the corresponding pro forma adjustments generate an effect appropriate for these criteria; and

(ii)	the pro forma financial information reflect the adequate application of these adjustments to the historical financial information.

The selected procedures depend on the judgment of the independent auditor, taking into consideration their understanding of the Company, of the nature of the transaction for which the separate pro forma balance sheet was compiled, as well as of the other relevant circumstances of the engagement. The engagement also involves the assessment of the general presentation of the separate pro forma balance sheet.

3 of 9

Eucalipto Holding S.A.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the compilation of the separate pro forma balance sheet.

Opinion

In our opinion, the separate pro forma balance sheet was compiled, in all material aspects, in accordance with the criteria established in CTG Notice 06—“Presentation of pro forma financial information.”

Emphasis of matter

We call attention to Note 1 to the separate pro forma balance sheet, which describes that that separate pro forma balance sheet should be read jointly with the valuation report on the net book value of the Company as of March 31, 2018, as well as the Voting Commitment and Assumption of Obligations referred to in said note, which form the basis for preparation of the separate pro forma balance sheet.

São Paulo, July 10, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Tadeu Cendón Ferreira

Contador CRC 1SP188352/O-5

4 of 9

Eucalipto Holding S.A.
Unaudited Pro Forma Balance Sheet—Parent Company
As of March 31, 2018
(In thousands of Brazilian real)	(A free translation of the original in Portuguese)

	Book balance 3/31/2018	Capital contribution (i)	Merger of Fibria shares (i)	Redemption of preferred shares (i)	Pro forma balance 3/31/2018
		2 (a)	2 (b)	2 (c)
Assets
Current
Cash and cash equivalents	0.20	29,043,056		(29,043,056)	0.20
Non-current
Investment (Fibria)			37,549,856		37,549,856

Total assets	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

Liabilities
Current liabilities
Redeemable preferred shares			29,043,056	(29,043,056)	—

Total liabilities	—	—	29,043,056	(29,043,056)	—
Shareholders’ equity	0.20	29,043,056	8,506,800		37,549,856

Total liabilities and equity	0.20	29,043,056	37,549,856	(29,043,056)	37,549,856

The attached notes are an integral part of the separate pro forma balance sheet

(i)	The pro forma adjustments are described in Note 2.

5 of 9

Eucalipto Holding S.A.
Notes to the Pro Forma Balance Sheet—Parent Company
As of March 31, 2018 (Unaudited)
(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

1	Description of the transaction and basis for preparation of the separate pro forma balance sheet

(a)	Description of the transaction

On March 15, 2018, Suzano Holding S.A., jointly with the other controlling shareholders of Suzano Papel e Celulose S.A. (jointly, the “Controlling Shareholders of Suzano”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano Papel e Celulose S.A., the “Companies”), Votorantim S.A. and BNDES Participações S.A.—BNDESPAR (“BNDESPAR”) (jointly, the “Controlling Shareholders of Fibria”), with Suzano Papel e Celulose S.A. as intervening consenting party, a Voting Commitment and Assumption of Obligations, whereby the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations (“Transaction”) and shareholder bases of Suzano and of Fibria, through a corporate restructuring.

A corporate restructuring will be submitted to the shareholders of Suzano, of Fibria and of Eucalipto Holding S.A. (“Company”), which will result in the following: (a) the ownership, by Suzano, of all shares issued by Fibria; and (b) the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), adjusted by the variation in the CDI rate as from March 15, 2018 to the effective payment date, to be paid in one single installment on the Consummation Date of the Transaction and (ii) 0.4611 common share issued by Suzano, also to be delivered on the Consummation Date of the Transaction.

The terms and conditions of the Transaction, which are summarized below, will be included in the Agreement and Plan of Merger of Shares and Company (“Merger Agreement”), which will be submitted jointly with the valuation reports and other applicable documents, including this separate pro forma balance sheet, to the Boards of Directors of Suzano and of Fibria and executed by their Managements, and, in a timely manner, to the Extraordinary Shareholders Meetings of the Company for its consideration and vote.

The contribution by Suzano will be made through a subscription to new shares in the Company. The Company is a subsidiary of Suzano and is part of the corporate restructuring being conducted to enable the transaction. After the contribution, there will be a merger of all shares issued by Fibria into the Company, resulting in the issue, by the Company, of registered common shares and redeemable preferred shares to be granted to the shareholders of Fibria. Then, all redeemable preferred shares issued by the Company will be redeemed and canceled, with payment to the shareholders of Fibria of the installment in cash. Lastly, the Company will be merged into Suzano and consequently dissolved. Consequently, Fibria shareholders will receive, in substitution of their common shares issued by the Company, New Suzano Shares, with the consequent migration of Fibria shareholders to the shareholder base of Suzano.

The consummation of the transaction requires the applicable corporate approvals and fulfillment of the conditions precedent envisaged in the Voting Commitment and Assumption of Obligations, including approval by the antitrust authorities of Brazil and other countries.

The Consummation Date of the Transaction will correspond to the 45th day as from publication of the notice to the market indicating that the conditions precedent have been fulfilled.

6 of 9

Eucalipto Holding S.A.
Notes to the Pro Forma Balance Sheet—Parent Company
As of March 31, 2018 (Unaudited)
(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

(b)	Basis for preparation of the separate pro forma balance sheet

The un-reviewed separate pro forma balance sheet was prepared and is presented in accordance with CTG Notice 06—“Presentation of Pro Forma Financial Information,” issued by the Federal Accounting Board, and should be read jointly with the valuation report on the net book value of Eucalipto Holding S.A. as of March 31, 2018.

This separate pro forma balance sheet is derived from the interim separate balance sheet of Eucalipto Holding S.A. as of March 31, 2018, prepared in accordance with Technical Pronouncement CPC 21 (R1)—Interim Statements and with the international accounting standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and examined by PricewaterhouseCoopers Auditores Independentes, which issued the valuation report on the net book value, without modification, on June 27, 2018.

The separate pro forma balance sheet was prepared to reflect the effects from the operation to combine the businesses, as if such business combination had occurred on March 31, 2018.

The separate pro forma balance sheet, considering its objective, includes the consideration that would have been paid in the merger of Fibria shares if the transaction had been consummated on March 31, 2018. It does not include, nor discuss, the adjustments arising from the fair value of assets acquired and liabilities assumed, which will be addressed in the pro forma consolidated financial information of Suzano.

The un-reviewed separate pro forma balance sheet was prepared and is being presented exclusively for illustrative purposes based on the assumption of consummation of the business combination of Suzano and Fibria on March 31, 2018 for balance sheet purposes, and should not be used as an indication of the future separate financial statements of the Company or construed as the Company’s effective equity and financial position. Furthermore, such un-reviewed separate pro forma balance sheet does not reflect, for example: (i) any synergy, operating efficiency gain or cost savings that could arise from the corporate restructuring; (ii) any possible benefit from the combined growth of the Companies; or (iii) any restrictions imposed by the antitrust authorities in Brazil and/or abroad.

This pro forma balance sheet was approved by the management on July 06, 2018.

2	Pro forma adjustments

The separate pro forma balance sheet was prepared and presented based on the historical separate balance sheet of the Company and the pro forma adjustments were determined based on assumptions and the best estimates of the Company’s management, which we believe to be reasonable, and include the following adjustments:

(a)	Capital contribution of Suzano to the Company

Reflects the capital contribution of Suzano to the Company as of March 31, 2018, as described below:

Number of Fibria shares, ex-treasury	553,201,072
Price paid in cash per share (R$ )	52.50

Agreed consideration in cash	29,043,056

7 of 9

Eucalipto Holding S.A.
Notes to the Pro Forma Balance Sheet—Parent Company
As of March 31, 2018 (Unaudited)
(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

The capital contribution to the Company corresponds to the monetary consideration of the business combination, which will be adjusted in accordance with the variation in the CDI (i.e., the average daily rates of interbank deposits over extra group, expressed as an annual percentage, based on 252 business days, as calculated and published daily by B3, or any other index that comes to replace it in the future) from March 15, 2018 through the Consummation Date of the Transaction. As of March 31, 2018, the change was immaterial, using an increase in the CDI rate of 0.27% and, therefore, is not reflected above. However, if the acquisition were postponed by one year, the impact of the CDI would be 5.60%, based on the average real CDI rate for the 12 months ended March 31, 2018.

(b)	Merger of Fibria shares

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed to combine the operations and shareholder bases of Suzano and of Fibria, through a corporate restructuring that will result in Fibria being converted into a wholly-owned subsidiary of Suzano. Assuming that Fibria’s total capital is represented, on the Consummation Date of the Transaction, by 553,201,072 common shares, ex-treasury, the shareholders of Fibria will receive (i) a portion in local currency of R$ 52.50 per share, which corresponds to the aggregate amount of R$ 29,043,056, as described in item (a) above; and (ii) 255,000,000 new common shares issued by Suzano, whose market value on March 31, 2018 was R$ 33.36, which corresponds to an aggregate fair value of R$ 8,506,800. As a result, the total consideration paid by Suzano, which would be made through its subsidiary Eucalipto Holding S.A. as if the combination had been consummated on March 31, 2018, would be R$ 37,549,856. Therefore, in the merger of Fibria shares into the Company, Fibria shareholders will receive redeemable preferred shares in the Company, whose redemption value corresponds to the promised value in cash mentioned above, and also will receive registered common shares in the Company, to be converted subsequently into 255,000,000 new shares in Suzano.

Number of new Suzano shares	255,000,000
Suzano ON share price as of March 31, 2018—R$	33.36

Agreed consideration in Suzano shares	8,506,800
Agreed consideration in cash	29,043,056

Total consideration	37,549,856

If the quoted market price of Suzano per Suzano Share on the Consummation Date of the Transaction had increased/decreased by 30% in relation to the market price quoted as of March 31, 2018, the remuneration paid would have increased / decreased by approximately R$ 2,552.0 million and, consequently, the premium would have increased / decreased by the same amount.

As mentioned in Note 1(b), the separate pro forma balance sheet does not include the adjustments arising from the assessments of the fair value of the assets acquired and liabilities assumed, as a result of the merger of Fibria shares, since the allocation of the purchase price is discussed in the pro forma interim financial statements of Suzano, which will comprise the applicable documents to be submitted to the Boards of Directors of the Companies and executed by their Managements, as well as, in a timely manner, considered and voted on in the Extraordinary Shareholders Meetings of both Companies.

Furthermore, the acquisition price is subject to adjustments and, therefore, the actual amounts for the merger, if and when it is concluded, will vary in relation to the pro forma balance described above, especially in relation to: (i) the updated amount of paid-in capital; and (ii) the fair value of Suzano shares to be given to Fibria shareholders, both determined on the consummation date of the transaction.

8 of 9

Eucalipto Holding S.A.
Notes to the Pro Forma Balance Sheet—Parent Company
As of March 31, 2018 (Unaudited)
(In thousands of Brazilian real, unless otherwise stated)	(A free translation of the original in Portuguese)

(c)	Redemption of preferred shares

The shareholders of Fibria that came to hold redeemable preferred shares, immediately after the merger of Fibria shares, will redeem such shares in cash at their full value, in the aggregate amount of R$ 29,043,056 thousand, and the preferred shares will be cancelled.

*                *                 *

9 of 9

APPENDIX II – INFORMATION ABOUT THE VALUATION FIRM

(Appendix 21 to CVM Instruction 481/09)

1. List the valuation firms recommended by management

PricewaterhouseCoopers Auditores Independentes (“PwC”)

2. Describe the qualification of the valuation firms recommended

PWC was selected for the work described herein based on its vast and well-known experience in preparing reports and valuations of this nature.

3. Provide a copy of work and remuneration proposals of the valuation firms recommended

The copy of the work proposals is in Appendix II.1 to this Proposal.

Scope:

a) To prepare the Valuation Report of the Net Book Value of Eucalipto Holding

b) To prepare the reasonable assurance report on the pro forma financial information of Eucalipto Holding S/A; and

c) To prepare the reasonable assurance report on the pro forma financial information of Suzano Papel e Celulose S/A

Fees: R$220,000.00 net of taxes

4. Describe any significant relation in the last three (3) years between the valuation firms recommended and the parties related to the company, as defined in the accounting rules on this subject

On September 5, 2016, Suzano signed an agreement with PwC (jointly referred to as “Parties”) to engage the latter to audit the balance sheets and other complete financial statements (individual and consolidated) on December 31, 2017. In 2018, the Parties signed an amendment to the agreement to extend these services to fiscal year 2018.

On April 24, 2018, the Parties signed an amendment to the audit agreement dated September 5, 2016 to include external audit and review of the financial statements and the F-4 Form to be filed with the SEC.

APPENDIX II.1 – PROPOSAL OF THE VALUATION FIRM

www.pwc.com/br

(A free translation of the original in Portuguese)

Suzano Papel e Celulose S.A.

Engagement Letter for Professional Services June 2018

(A free translation of the original in Portuguese)

Attention: Marcelo Bacci

Suzano Papel e Celulose S.A.

Av. Brigadeiro Faria Lima, 1355 – 8º. andar

São Paulo - SP

June 15, 2018

Dear Sirs,

PricewaterhouseCoopers Auditores Independentes, established in the city of São Paulo, capital of the State of São Paulo, and headquartered at Avenida Francisco Matarazzo, 1400, 9th, 10th and from the 13th to the 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register (CNPJ/MF) under No. 61.562.112/0001-20 (“PwCAI”), is pleased that you have selected us to perform the services which are the object of this engagement letter. The purpose of this letter is to confirm our understanding with respect to our and your responsibilities in connection with our reasonable assurance engagement that we will perform for Suzano Papel e Celulose S.A. (“Suzano” or “Company”). The terms of this letter will remain effective until amended, in writing, with the agreement of both parties.

1.	Subject matter of the assurance engagement

The subject matter of our reasonable assurance engagement will be comprised of the pro forma financial information to be prepared by Suzano, specifically the pro forma parent company balance sheet of Eucalipto Holding S.A. as at March 31, 2018 and the pro forma consolidated financial information of Suzano Papel e Celulose S.A., at March 31, 2018), both prepared within the context of the business combination of Suzano Papel e Celulose S.A. and Fibria Celulose S.A., according to the agreement entered into on March 15, 2018 by its controlling stockholders (“Business combination” or “transaction”), prepared by the management, in compliance with Instruction 565, issued by the Brazilian Securities Commission (CVM).

2.	Assessment criteria regarding the subject matter

The applicable criteria based on which the Company’s management compiled the pro forma parent company balance sheet of Eucalipto Holding S.A. and the pro forma consolidated financial information of Suzano Papel e Celulose S.A. are specified in General Technical Statement (CTG) 06—“Presentation of pro forma financial information”, of the Federal Accounting Council.

The pro forma parent company balance sheet of Eucalipto Holding S.A. and the pro forma consolidated financial information of Suzano Papel e Celulose S.A. were compiled by the Company’s management to illustrate the impact of the transactions to be performed in the Company within the context of the Business Combination, according to the Protocol and Justification of Merger of Shares and of Company (“Protocol”). As part of this process, the Companies’ pro forma information was extracted by the Company’s management from the March 31, 2018 financial statements of the companies involved.

3.	Scope of our work

The purpose of the pro forma financial information referred to above is to exclusively illustrate the impact of the Business Combination on the parent company historical balance sheet of Eucalipto Holding S.A. and on the consolidated financial statements of Suzano Papel e Celulose S.A., as if the Business Combination had occurred on the previous date selected for illustrative purposes. Accordingly, we do not provide any assurance that the actual result of the transaction at March 31, 2018 would have been as presented.

We will conduct our work in accordance with the standard NBC TO 3420—“Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Auditing and Assurance Standards Board (IAASB). Those standards require that the auditors plan and perform audit procedures to obtain reasonable assurance that the Company’s management compiled, in all material respects, the pro forma parent company financial information based on the criteria established in the General Technical Communication (CTG) 06.

For the purposes of this engagement, we are not responsible for the restatement or re-issuance of any reports or opinions on any historical financial information used in the compilation of the pro forma parent company balance sheet, nor were we engaged to audit or review the financial statements and all other historical financial information used in the compilation of this pro forma parent company balance sheet.

These standards establish “Reasonable Assurance” and “Limited Assurance” engagements, which are the two categories of assurance engagements independent auditors may perform.

This proposal refers to the performance of Reasonable Assurance services, where the purpose of the auditor is to reduce the engagement risk to an acceptable, but not absolute, low level, taking into account the circumstances of the engagement, so that the independent auditor may use it as a basis when issuing its positive conclusion.

A reasonable assurance engagement on whether the pro forma consolidated financial information was compiled, in all material respects, in accordance with applicable criteria, involves performing procedures to assess whether the applicable criteria adopted by the Company’s management, when compiling the pro forma consolidated financial information, offer a reasonable basis for the presentation of the material effects directly attributable to the transaction, and to obtain sufficient appropriate evidence as to whether:

3

(i)	the corresponding pro forma adjustments provide the appropriate effect on these criteria; and

(ii)	the pro forma financial information reflects the adequate application of these adjustments made to the historical financial information.

The procedures selected depend on the independent auditor’s judgment, taking into consideration its understanding about the Company and about the nature of the transaction in relation to which the pro forma consolidated financial information has been compiled, as well as other circumstances relevant to the engagement. The engagement also involves assessing the overall presentation of the pro forma consolidated financial information.

The procedures to be performed will depend on our professional judgment, including those related to the assessment of the risks of material misstatements in the pro forma financial information. Therefore, the following procedures will be applied, among others:

•

Plan the work considering the terms agreed, the characteristics of the Pro Forma Financial Information and the criteria adopted in its preparation, the possible sources of evidence that support the Pro Forma Financial Information, our understanding of the risks that the Pro Forma Financial Information has significant errors, the activities performed by the management of Suzano to prepare the Pro Forma Financial Information;

•	Obtain an understanding of the characteristics of the Pro Forma Financial Information and prepare analytical procedures about the Pro Forma Financial Information;

•

Gather evidence on the Pro Forma Financial Information, such as comparison with the historical accounting information; and confirmation in writing of Suzano management, responsible for the preparation of the Pro Forma Financial Information.

The nature and extent of our procedures will depend on our assessment of the evidence gathered. Our procedures will be directed to the matters that, in our view, may significantly affect the Pro Forma Financial Information. When determining the nature and extent of our procedures, we will take into consideration:

•	the likelihood of existing a significant error;

•	our evaluation of the experience of Suzano management in financial and accounting matters that supports the preparation, by the management, of the Pro Forma Financial Information;

•	the level of influence of significant assumptions on the Pro Forma Financial Information;

•	the adequacy and reliability of the support information.

4.	Report to be issued

As a result of our work, we will issue a reasonable assurance report in accordance with the standard NBC TO 3420—“Assurance Engagements to Report on the Compilation of Pro Forma Financial Information included in a Prospectus”, issued by the Brazilian Federal Accounting Council (CFC), which is equivalent to the International Standard ISAE 3420, issued by the International Auditing and Assurance Standards Board (IAASB) for each pro forma information described below:

4

•	Pro forma parent company balance sheet of Eucalipto Holding S.A.; and

•	Pro forma consolidated financial information of Suzano Papel e Celulose S.A.

Our reports can be: unqualified, qualified, adverse or with a disclaimer, as contemplated in the assurance standards. Furthermore, our reports may also include an emphasis of matter paragraph or a paragraph on other issues, considering the circumstances also addressed in the applicable assurance standards.

We expect to deliver a draft of our report for your review approximately two weeks after the completion of our fieldwork, as well as to issue our final report after receiving the management’s representation letter from Suzano and the authorization for its final issue. Compliance with the above deadlines is directly related to the delivery by the Suzano, on a timely basis, of all the documents, information and representation letter necessary for the realization of our services.

5.	Team and project schedule

PwCAI will assign a team formed by professionals with varied levels of experience and knowledge, with different expertise, as appropriate in the circumstances. This team will be led by a PwCAI’s partner, who will be responsible for the work.

We suggest that the professional appointed and identified by Suzano, at supervisory or management level, accompany the project leader assigned by the PwCAI’s partner in the management of the services contracted herein (“project”). This supervisor will monitor the work performed through meetings with the manager and the project leader of PwCAI, and will also act as agent to facilitate the team’s access to Suzano’s various areas.

6.	Professional fees and expenses

Our fee estimates are based on the time required by the individuals assigned to the engagement. Individual hourly rates vary according to the degree of responsibility involved and experience and skill required.

We estimate that our fees for this assurance engagement will be R$ 200,000.00, after deducting taxes, charges and other contributions that may be due on the services contracted, plus out-of-pocket expenses. This estimate takes into account the agreed-upon level of preparation and assistance from the Company personnel, we will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate.

Our fees will be billed in a single invoice falling due July 25, 2018. The invoice is due and payable upon receipt.

Our fees take the following into consideration:

(a)

Support from company personnel for the prior preparation of analyses (requests for analyses), as well as the identification and separation of documents on files, and the supply of information in response to our inquiries. We emphasize that the correct, full and timely completion of requests for analyses (to be prepared in advance) is critical for the assignment to be completed efficiently and within the proposed budgeted hours.

(b)

Fees for additional consultations involving our specialized departments or services will be charged separately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices.

5

(c)	Reimbursement for expenses, such as transportation (air or land), lodging, meals, telephone calls, fax, mileage, etc., will be billed to you at cost through separate periodic debit notes.

(d)

The fees shall be subject to revision by the parties whenever there is a contractual imbalance because of changes in the economic and financial environment of the country, or if there is an increase in the scope of the contracted services, as formalized in writing through an addendum executed by both parties.

(e)

Our fees do not include certain taxes, charges and other contributions on fees for services, as required by legislation as of the billing date. Such taxes, charges and contributions will be added to each of the services to be billed.

Suzano will make the relevant payment up to the maturity date. In the event of late payment, Suzano, by law, will be considered to be in default, and the outstanding balance will accrue a fine of 2% (two per cent) plus interest on arrears of 1% (one per cent) per month plus monetary adjustment on a “pro rata die” basis, based on the General Market Price Index (IGP-M) published by the Getúlio Vargas Foundation (FGV). A delay in payment will further allow PwCAI, at its own discretion and without prejudice to the possibility of termination of the current contract, to interrupt the provision of the services until the payment is settled, through an express communication to Suzano, and such situation will not give rise to any claim by Suzano regarding due dates for the contracted services, which will be postponed for as many days as the payment delay mentioned herein.

Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements.

7.	Responsibilities of Suzano

The pro forma financial information subject to our assurance engagement is prepared under the responsibility of management. Management is responsible for the internal controls necessary to allow the preparation of such information free of material misstatement, whether caused by fraud or error. The contracting of assurance services does not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information used when preparing such information, such as records, documentation, and other matters, as well as additional information that the auditor may be requested from management for the purposes of the service proposed herein and providing unrestricted access to Suzano personnel as the auditor may deem necessary to obtain evidence for the assurance engagement.

Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the possibility that fraud and errors could occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor.

Limitations exist that are inherent to all assurance engagements, since the analyzed information is submitted to selective testing. Therefore, fraud, error, or cases of non-compliance may occur and remain undetected. Furthermore, non-financial data may be subject to more inherent limitations than financial data, due to the nature and the methods used to determine, calculate, and estimate these data.

6

Our work will not include a detailed testing of transactions to the extent that would be necessary to disclose errors or fraud that would cause material effects on the information that is subject of our assurance engagement. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is considered in relation to the information that is subject of our work taken as a whole and not in relation to an absolute or isolated effect.

As required by assurance standards, we will make specific inquiries of management and other Suzano personnel about the representations made related to assurance, such as criteria for assessment and the effectiveness of internal controls. Those standards also require that we obtain a representation letter from the senior management, including the Chief Executive Officer, covering matters that are material to the subject of our assurance engagement. Additionally, management agrees to inform us of facts that may affect the information that is the subject matter of the assurance, of which it may have become aware during the period between the date of our report and the date of its utilization/publication. The results of our testing, the responses to our inquiries and the written representations of management will comprise the evidential matter upon which we intend to rely in forming our conclusion on the information that is the subject of our work.

8.	Other terms and conditions

The working papers and files created by us during our assurance work, including electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities.

PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. Within the context of this network, information obtained or not from its clients, to the extent it is needed for the execution of any service contracted with PwCAI, may be shared by PricewaterhouseCoopers firms, while maintaining its confidentiality. Therefore, by agreeing with the terms of this engagement letter, you are also agreeing that the various PricewaterhouseCoopers firms may share information among them, including information related to the Company.

Notwithstanding the contents of the previous paragraph, in the course of providing the assurance services, PwCAI may, at its discretion, draw on the resources from other entities and companies comprising the global network of PricewaterhouseCoopers (“Other PricewaterhouseCoopers Firm(s)”). However, the responsibility for the preparation and issuance of reports related to this engagement letter is and will continue to be exclusively that of PwCAI. Any professionals of Other PricewaterhouseCoopers Firm(s) involved in the rendering of the services provided for in this engagement letter will act only on behalf of PwCAI. PwCAI assumes full and exclusive responsibility for the actions of the professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services provided for herein.

As you are aware, various standards as well as provisions related to money laundering prevention are in effect, including Laws 9,613/98 and 12,683/12. These laws require auditors, accounting advisors and consultants to report certain circumstances to the Council for Financial Activities Control (COAF), as described in those laws and in the regulations approved by COAF and/or other regulatory agencies of our professional activities. Therefore, you acknowledge that you are aware of the provisions of those laws, as well as of PwCAI’s reporting obligations under those laws. You also acknowledge that if PwCAI is required to report any circumstances under these laws, such communication is not and will not be deemed a breach of our professional and/or contractual obligation to preserve client confidentiality.

7

Our working papers and information included in them, as well as the information transmitted and/or received from you, may, at our sole discretion, be stored in an electronic virtual environment, at an external provider with recognized technical capacity, so that these documents and information may be better protected from the risks of destruction, loss and unauthorized access. Additionally, we inform that, to facilitate communication, we may from time to time correspond with you electronically (e-mail), which may be intercepted, corrupted, lost, destroyed, delivered late or incompletely or otherwise be adversely altered by third parties, notwithstanding our measures to protect the violation of our electronic communication systems. Therefore, unless you expressly do not authorize us to use this means of communication and/or store our working papers in an electronic virtual environment at a provider chosen exclusively by us, your signed acceptance of this proposal acknowledges that we are fully exempt from any responsibility for losses arising from all and any interference of third parties in our electronic communication.

It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services to you can be improved or if you are dissatisfied with any aspects of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact Francisco Fagundes, who is the lead audit partner of our office in São Paulo, at +55 11 3674 2000. In this way, we are able to ensure that your concerns will be dealt with carefully and promptly.

In addition, our organization maintains a client satisfaction monitoring program, which includes interviews and written surveys of selected clients each year.

The contract formed by this engagement letter, when accepted by you, shall be governed by, and construed in accordance with the laws of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, difference or dispute, including, without limitation, claims for compensation or counterclaims which may arise out of, or in connection with, this contract. Each party irrevocably waives any claim for an action that has been brought in an inappropriate forum or in courts that do not have the appropriate jurisdiction.

Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your “in agreement” cannot be provided in the next 30 days, we reserve the right to review the terms, provisions and other conditions described herein.

Please do not hesitate to contact us if you require any further information or wish to discuss the terms of our engagement further before replying.

Yours faithfully,

PricewaterhouseCoopers	Tadeu Cendón Ferreira
Auditores Independentes	Contador CRC 1SP188352/O-5
CRC 2SP000160/O-5

Agreed:

Suzano Papel e Celulose S.A.	Date

***

8

(A free translation of the original in Portuguese)

www.pwc.com/br

Eucalipto Holding S.A.

Engagement Letter for Professional Services June 2018

(A free translation of the original in Portuguese)

Attention: To the Board of Directors and Stockholders

To

Eucalipto Holding S.A.

Av. Brigadeiro Faria Lima, 1355 – 10º andar

São Paulo - SP

June 15, 2018

Dear Sirs,

1

PricewaterhouseCoopers Auditores Independentes, established in the city of São Paulo, capital of the State of São Paulo, and headquartered at Avenida Francisco Matarazzo, 1400, 9th, 10th and from the 13th to the 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers’ Register (CNPJ/MF) under No. 61.562.112/0001-20 (“PwCAI”), is pleased to present our proposal to perform audit services for your company. The purpose of this letter is to confirm our understanding with respect to our and your responsibilities in connection with our engagement as auditors of Eucalipto Holding S.A. (“Company”), with regard to its balance sheet at March 31, 2018. The terms of this letter will remain effective until amended, in writing, with the agreement of both parties.

2

We will audit the balance sheet of Eucalipto Holding S.A. as at March 31, 2018 and the related accompanying notes, prepared in accordance with the accounting practices adopted in Brazil. The purpose of our audit is to issue an appraisal report of the Company’s equity based on the accounting records on that date. Upon completion of our audit, we will provide you with the appraisal report in Portuguese and in English.

3

We will discuss with you a timetable for our work, which will include a final visit after the balance sheet is delivered to us for audit. We expect to deliver a draft of our appraisal report for your review approximately two weeks after the completion of our field work, as well as to issue our final appraisal report after receiving the management’s representation letter. Compliance with the above deadlines is directly related to the delivery by Eucalipto Holding S.A., on a timely basis, of all documents, information, and the representation letter necessary for the performance of our services.

4	Our appraisal report will cover the two aspects described below:

•	If the audit was conducted in conformity with approved auditing standards and if we have applied all the technical audit procedures we deemed necessary in the circumstances.

•	If the balance sheet was prepared in accordance with the accounting practices adopted in Brazil in accordance with the above terms.

(DC3) Secreta – Altamente Confidencial

An appraisal report will not include a modified opinion given to the nature and purpose of such a report. If we face any limitation to the scope of our work, we may decide not to continue with our work and demand the payment for the hours incurred up to the moment when the limitation was identified and upon the conclusion that issuing an unmodified report is not practicable. However, our appraisal report may include an emphasis of matter paragraph or a paragraph on other matters, considering the circumstances also described in the auditing standards.

5

We will conduct our audit in accordance with the Brazilian Standards on Auditing, issued by the Brazilian Federal Accounting Council (CFC), more specifically in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON) and approved by the CFC through Technical Communication CTA 20/2014 (R1). Those standards require that we comply with ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council (CFC), and also that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. The risks of not detecting a material misstatement that may result from fraud are higher than those arising from errors, since fraud may involve intentional acts of circumventing the internal controls, collusions, forgeries, omissions or false presentations and representations. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Reasonable assurance is a high level of assurance, but not the guarantee that an audit carried out in accordance with the Brazilian Standards on Auditing will always detect a material misstatement when it exists. These misstatements may result from fraud or error and are considered material when, individually or as whole, they may influence, within a reasonable perspective, the economic decisions made by users based on the related financial statements.

6

Due to the limitations inherent to the audit process and to the internal control structure, there is an inevitable risk that significant errors may not be detected, even if the audit is properly planned and performed in accordance with applicable auditing standards. Our risk assessment will consider internal controls that are significant for preparing the balance sheet that is appropriate in the circumstances, but not to express an opinion on the effectiveness of such internal controls. However, we will report in writing any significant deficiencies in the internal control structure that may be relevant for the audit of the balance sheet if identified during our audit procedures. This report is intended solely for the information and use of the Company’s management.

7

The balance sheet to be audited is the responsibility of management, which is responsible for the proper preparation and presentation of the balance sheet in accordance with accounting practices adopted in Brazil, as applicable, and for the internal control structure necessary to enable the preparation the balance sheets free of any material misstatements, whether due to fraud or error. The audit of the balance sheet does not relieve management of this responsibility. Management is also responsible for making available to the auditor all significant information used when preparing the balance sheet, such as accounting records, related documents and other matters, as well as additional information that may be requested from management for audit purposes, and providing unrestricted access to company personnel as the auditor may deem necessary to obtain audit evidence.

8

In the preparation of the balance sheet, management is responsible for evaluating the Company’s ability to continue as a going concern, disclosing, when applicable, the matters related to the analysis of going concern and the use of this accounting basis in the preparation of the balance sheet, unless management intends to liquidate the Company or cease its operations and does not have any other realistic alternative to avoid that the Company discontinues its activities. In our audit, we will conclude about the adequacy of the management’s use of the going concern accounting basis and, based on audit evidence obtained, if there is significant uncertainty in relation to events or circumstances that may cause significant doubt about the Company’s ability to continue as a going concern. If we conclude that there is significant doubt, we must highlight in our appraisal report the related disclosures in the balance sheet or include a modification in our opinion, if such disclosures are inappropriate. Our conclusions are based on audit evidence obtained up to the date of our appraisal report. However, future events or conditions may cause the Company to cease to continue as a going concern.

9

As required by Brazilian Standards on Auditing, we will make specific inquiries of management and others about the representations embodied in the balance sheet and the effectiveness of internal control over transactions, records and financial reporting. Those standards also require that we obtain a representation letter from certain members of senior management, including the Chief Executive Officer, covering matters which are material to the balance sheet. Additionally, management agrees to inform us of facts that may affect the balance sheet of which it may have become aware during the period between the date of the appraisal report and the date on which the balance sheet is published. The results of our audit tests, the responses to our inquiries and the written representations of management comprise the evidential matter upon which we intend to rely in forming our opinion on the appraisal report.

10

Management has the primary responsibility for the prevention and detection of fraud and errors. In this context, an effective internal control structure reduces the possibility that fraud and errors could occur or, at a minimum, contributes to their being detected, either by management or by the independent auditor.

11

Consequently, although we cannot guarantee their detection, we will plan and perform our work to obtain reasonable assurance of detecting errors or fraud that would have a material effect on the balance sheet. Audits are based on the concept of selective testing of the data underlying the balance sheet. Audits are, therefore, subject to the limitation that errors, fraud and illegal acts having a direct and material impact on the balance sheet, if they exist, may not be detected. In addition, our consideration of existing control systems will not be sufficient to allow us to provide assurance regarding the reliability and effectiveness of the internal controls related to transactions, records and financial reporting.

12

Our audit will not include a detailed audit of transactions to the extent that would be necessary to disclose errors or fraud that did not cause a material misstatement of the balance sheet. However, we will communicate to you any such matters that come to our attention. In this context, the concept of materiality is considered in relation to the balance sheet taken as a whole and not in relation to an absolute or isolated effect.

13

Auditing standards require that we read the annual management report and/or other documents that contain the balance sheet based on which we issue our appraisal report. The purpose of this procedure is to consider whether this other information is consistent with information appearing in the audited balance sheet. Notwithstanding, in conformity with auditing standards, our opinion on the balance sheet does not cover the annual management report or other documents that accompany the balance sheet and, therefore, we will not express an audit opinion or another type of conclusion or assurance with regard to such information.

14

If you intend to publish or reproduce, in printed form or electronically (e.g. on an internet website), our report together with the balance sheet or otherwise make reference to PwCAI in a document that contains other information, management agrees to provide PwCAI with the draft of such document to read, review and approve before the document is distributed to third parties (regulatory agencies, stock exchanges etc.). We emphasize that our appraisal report must be always fully reproduced together with the complete financial statements, including the accompanying notes.

15

If you wish to include our appraisal report on the Company’s equity in a securities offering document or in some other form of document, you agree that you will obtain our prior permission or consent. Likewise, no reference to PwCAI may be included in such documents without our prior consent. Any agreement to perform work in connection with these documents will be a separate engagement and subject to a separate contract.

16	Eucalipto Holding S.A. agrees to provide us the respective documents in electronic format with which we are associated.

17

Eucalipto Holding S.A. agrees to provide, on a timely basis, a copy of reports, notices or orders issued by the regulatory entities to which the Company is subject and which are, directly or indirectly, related to its balance sheet and, therefore, may be of interest to the independent auditor. Eucalipto Holding S.A. also agrees, in cases not prohibited by law, to immediately inform PwCAI of the receipt of any official communication, official letter, written notice, assessment notice, court order or request (“communications” or “notices”) from the authorities requiring the presentation of information and/or clarifications about frauds or alleged frauds. Eucalipto Holding S.A. also agrees to provide PwCAI with a copy of the statements, answers, considerations and other communications sent to such authorities in response to the communications received.

18

Our audit will be performed with the main objective of issuing an appraisal report on the Company’s equity, prepared in connection with the business combination of Suzano Papel e Celulose S.A. and Fibria Celulose S.A., and will not be planned or performed to meet specific transaction requirements or expectations of any third party. Therefore, items of possible interest to a third party will not be specifically addressed, and matters may exist that would be assessed differently by a third party, possibly in connection with a specific transaction.

19

We are at the disposal of the Statutory Audit Board, if established, to clarify or provide information and investigate specific facts within our professional competence, when requested by the Board in accordance with the law and observing the terms and the scope defined herein. If the Statutory Audit Board requires our presence at its meetings, we should be formally communicated in advance.

20

Furthermore, we will attend the Stockholders’ Meeting approving the appraisal report on the Company’s equity in case we are requested to clarify and provide information on matters within our professional competence. In this case, we should be formally and directly notified in advance regarding the place, date and time of the stockholders’ meeting.

21

The working papers and audit files created by us during our audit work, including electronic documents and files, are the exclusive property of PwCAI, according to the standards governing our professional activities.

22

By signing this engagement letter, Eucalipto Holding S.A. agrees to indemnify PwCAI for any costs it may incur in connection with third-party claims arising from the audit work performed at the request of Eucalipto Holding S.A. other than those resulting from our illegal activity or non-compliance with professional standards.

23

PwCAI will be liable for any losses or damages to Eucalipto Holding S.A., whether contractual or non-contractual, as a result of proven acts or omissions by PwCAI through its representatives, up to the total fees agreed herein. Such limitation will not apply if the losses arise from malicious acts or fraud, as duly evidenced in a legal proceeding.

24

PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers, each of which is a separate and independent legal entity. Within the context of this network, information obtained or not from its clients, to the extent it is needed for the execution of any service contracted with PwCAI, may be shared by PricewaterhouseCoopers firms, while maintaining its confidentiality. Therefore, by agreeing with the terms of this engagement letter, you are also agreeing that the various PricewaterhouseCoopers firms may share information among them, including information related to the Company. This information may be processed and used in PwCAI applications that may be hosted or operated by third parties who have committed to confidentiality and security in accordance with PwCAI’s policies.

25

Notwithstanding the contents of the previous paragraph, in the course of providing the audit services, PwCAI may, at its discretion, draw on resources of other entities and companies comprising the global network of PricewaterhouseCoopers (“Other PricewaterhouseCoopers Firm(s)”). However, the responsibility for the preparation and issuance of the appraisal report related to this engagement letter is and will continue to be exclusively that of PwCAI, and you agree, pursuant to the terms herein stated, not to file any claim (due to contractual, civil or other provisions) against any Other PricewaterhouseCoopers Firm(s) or against their respective partners, employees and nominees in relation to the audit services which are the object of this engagement letter. Any professionals of Other PricewaterhouseCoopers Firm(s) involved in the rendering of the services provided for in this engagement letter will act only on behalf of PwCAI. PwCAI assumes full and exclusive responsibility for the actions of the professionals of Other PricewaterhouseCoopers Firm(s) involved in the execution of the services detailed herein, in accordance with the provisions of paragraph 23.

26

As you are aware, various standards as well as provisions related to money laundering prevention are in effect, including Laws 9,613/98 and 12,683/12. These laws require auditors, accounting advisors and consultants to report certain circumstances to the Council for Financial Activities Control (COAF), as described in those laws and in the regulations approved by COAF and/or other regulatory agencies of our professional activities. Therefore, you acknowledge that you are aware of the provisions of those laws, as well as of PwCAI’s reporting obligations under those laws. You also acknowledge that if PwCAI is required to report any circumstances under these laws, such communication is not and will not be deemed a breach of our professional and/or contractual obligation to preserve client confidentiality.

27

During our engagement, we may develop software, including spreadsheets, documents, databases and other electronic tools to support our work. In some cases, these tools, data and documents may be provided to Eucalipto Holding S.A. upon formal request. As these tools were developed specifically for our purposes and without consideration of any purpose for which Eucalipto Holding S.A. might use them, they are made available on an “as is” basis for the exclusive use of Eucalipto Holding S.A. and should not be distributed to or shared with any third party. Furthermore, we can provide no representations or warranties as to the sufficiency or appropriateness of the software tools for any purpose for which Eucalipto Holding S.A. may use them. Any software tools developed specifically for Eucalipto Holding S.A. will be covered by a separate engagement letter.

28

Our working papers and information included in them, as well as the information transmitted and/or received from you, may, at our sole discretion, be stored in an electronic virtual environment, at an external provider with recognized technical capacity, so that these documents and information may be better protected from the risks of destruction, loss and unauthorized access. Additionally, we inform that, to facilitate communication, we may from time to time correspond with you electronically (e-mail), which may be intercepted, corrupted, lost, destroyed, delivered late or incompletely, or otherwise be adversely altered by third parties, notwithstanding our measures to protect the violation of our electronic communication systems.

29

Our fee estimates are based on the time required by the professionals assigned to the engagement. Individual hourly rates vary according to the degree of responsibility involved and experience and skill required.

30

We estimate that our fee for this audit engagement will be R$ 20,000.00 after deducting taxes, charges and other contributions that may be due on the services contracted, plus out-of-pocket expenses. This estimate takes into account the agreed-upon level of preparation and assistance from the Company personnel; we will advise management should this not be provided or should any other circumstances arise which may cause actual time to exceed the estimate.

31	Our fees will be billed in a single invoice falling due July 25, 2018. Invoices are due and payable upon receipt.

32	Our fees take the following into consideration:

(a)

Support from company personnel for prior preparation of analyses (requests for analyses) and account reconciliations, which are necessary for the monthly closing of accounts and to prepare the balance sheet, and critical for the audit, as well as the identification and separation of documents on file, and the supply of information in response to our inquiries.

We emphasize that the correct, full and timely completion of requests for analyses (to be prepared in advance) is critical for the assignment to be completed efficiently and within the proposed budgeted hours. Our process of requesting our clients to prepare these analyses and schedules is actually advantageous and cost-effective to the client, since our time is exclusively dedicated to the review of information and data relating to the accounts, rather than their compilation.

(b)

Fees for additional consultations involving our specialized departments or services will be charged separately, and the fees will be discussed with and approved by you prior to the issuance of the related invoices.

(c)

Eucalipto Holding S.A. agrees to indemnify PwCAI for any reasonable out-of-pocket expenses incurred in the provision of the services determined herein, including reasonable expenses with travel, transportation, meals and lodging, as long as the respective supporting documents are provided. PwCAI shall submit the related debit note with a maturity of 15 (fifteen) days after its submission, together with the required original receipts. We establish herein that Eucalipto Holding S.A. shall approve in advance and in writing any individual expenses exceeding R$ 5,000.00.

(d)

The fees shall be subject to revision by the parties whenever there is a contractual imbalance because of changes in the economic and financial environment of the country, changes in the scope of the contracted services or variances in the actual hours incurred in relation to the budget originally proposed, which will be formalized in writing through an addendum executed by both parties.

(e)

Our fees do not include certain taxes, charges and other contributions on fees for services, as required by legislation as of the billing date. Such taxes, charges and contributions will be added to each of the services to be billed.

33

Eucalipto Holding S.A. will make the relevant payment up to the maturity date. In the event of late or non-payment, Eucalipto Holding S.A., by law, will be considered to be in default, and the outstanding balance will accrue a fine of 2% (two per cent) plus interest on arrears of 1% (one per cent) per month plus monetary adjustment on a “pro rata die” basis, based on the General Market Price Index (IGP-M) published by the Getulio Vargas Foundation (FGV). A delay in payment over 30 days as from the maturity date will further allow PwCAI, at its own discretion and without prejudice to the possibility of termination of the current contract, to interrupt the provision of the services until the payment is settled, through express communication to Eucalipto Holding S.A., and such situation will not give rise to any claim by Eucalipto Holding S.A. regarding the due dates for the contracted services, which will be postponed for as many days as the payment delay mentioned herein.

34	Any additional services that you may request and that we agree to provide will be the subject of separate written arrangements.

35

It is our desire to provide you at all times with a high quality service to meet your needs. If, at any time, you would like to discuss with us how our services to you can be improved or if you are dissatisfied with any aspects of our services, please raise the matter immediately with the partner responsible for that aspect of our services to you. If, for any reason, you would prefer to discuss these matters with someone other than that partner, please contact Francisco Fagundes, who is the lead audit partner of our office in São Paulo, at +55 11 3674-2631. In this way, we are able to ensure that your concerns will be dealt with carefully and promptly.

36	Please note that PwCAI maintains a client satisfaction monitoring program, which includes interviews and written surveys of selected clients each year.

37

The contract formed by this letter, when accepted by you, shall be governed by, and construed in accordance with, the laws of Brazil and it is hereby irrevocably agreed and accepted that the courts of São Paulo shall have exclusive jurisdiction to settle any claim, litigation or dispute, including, without limitation, claims for compensation or counterclaims which may arise out of, or in connection with, such contract. Each party irrevocably waives any claim for an action that has been brought in an inappropriate forum or in courts that do not have the appropriate jurisdiction.

38

Please acknowledge receipt of this letter and your agreement to the terms of our engagement as set out herein by signing the enclosed copy of the letter in the space provided and returning it to us. If your “in agreement” cannot be provided in the next 30 days, we reserve the right to review the terms, provisions, and other conditions described herein.

39	Please do not hesitate to contact us if you require any further information or wish to discuss the terms of our engagement further before replying.

Yours faithfully,

PricewaterhouseCoopers	Tadeu Cendón Ferreira
Auditores Independentes	Contador CRC 1SP188352/O-5
CRC 2SP000160/O-5

Agreed:

Eucalipto Holding S.A.	Date

APPENDIX IV – AMENDMENT TO THE BYLAWS

(Article 11 of CVM Instruction 481/09)

1. Copy of Bylaws containing the proposed amendments duly highlighted.

BYLAWS

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Clause 1 -

SUZANO PAPEL E CELULOSE S.A. (“Company”) is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole

Paragraph -

With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, managers and Fiscal Council members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 -	The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 -	The Company shall have indeterminate duration.

Clause 4 -	The objects of the Company are:

a) manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing industry;

b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

c) provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

d) transportation, by itself or by third parties;

e) holding interest as a partner or shareholder in any other company or project;

f) operation of port terminals; and

g) generation and sale of electricity.

CHAPTER II

CAPITAL STOCK AND SHARES

Clause 5 -

The fully subscribed capital of the Company is twenty billion, nine hundred eighty-seven million, seventeen thousand, nine hundred nineteen reais and thirty-three centavos (R$20,987,017,919.33)~~six billion, two hundred and forty-one million, seven hundred and fifty-three thousand, thirty-two reais and sixteen centavos (R$6,241,753,032.16)~~, divided into one billion, three hundred sixty million, eight hundred twenty-six thousand, one hundred forty-five (1,360,826,145)~~one billion, one hundred and five million, eight hundred twenty-six thousand, one hundred and forty-five (1,105,826,145)~~ registered, book-entry common shares with no par value.[1]

§ One -

The registered capital may be increased without any amendment to the Bylaws, by decision of the Board of Directors, upon additional issue of up to ~~up to the limit of~~ seven hundred and eighty million, one hundred and nineteen thousand, seven hundred and twelve (780,119,712) common shares, all exclusively book-entry shares.

§ Two -	The Company may not issue preferred shares.

§ Three -

In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four -	The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or

1 Capital amount and number of common shares of the Company, subject to the adjustments mentioned in Clauses 1.1 and 2.1 of the Merger Agreement.

§ Five -

In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 -

Any shareholder who, for any reason, does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 -

The Shareholders Meeting shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole

Paragraph -

The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 -

The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9 -	The following are the Company’s management bodies:

a)	the Board of Directors: and

b)	the Executive Officers.

Clause 10 -	The Board of Directors is a committee decision body, and representation of the Company is a private right of the Chief Executive Officers and Executive Officers.

§ One -

The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two -

The investiture of the Directors and Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three -	The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 -

The Ordinary General Meeting of Shareholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

SECTION I

The Board of Directors

Clause 12 -

The Board of Directors is formed by five (5) to ten (10) members, residents or not of Brazil, elected by the Shareholders’ Meeting, who appoint from among them the Chairman and up to two (2) Vice Chairmen.

§ One -

Out of the members of the Board of Directors, at least twenty per cent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law n° 6,404/76 (“Corporations Law”).

§ Two -	When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 -

The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of 2 (two) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first call is at least 2/3 (two-thirds) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One -

Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two -

Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three -	Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four -

The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and also any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five -

The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 -	The following shall be the attributes of the Board of Directors:

a)	to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

b)

once the Management Committee and the People’s Committee (if created by the Board of Directors) are heard, to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;

c)

to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;

d)	once the Management Committee is heard, to state an opinion on the management report and accounts of the Executive Officers

e)	once the Audit and Risk Management Committee is heard, to choose, and to dismiss, the independent auditors, subject to the right of veto provided for by law;

f)	once the Audit and Risk Management Committee is heard, to approve the accounting criteria and practices;

g)

once the Management Committee is heard, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

h)

once the Management Committee is heard, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;

i)	to monitor and evaluate the economic and financial performance of the Company;

j)	to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Shareholders;

k)

to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of the Corporations Law;

l)

subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

m)

once the Management Committee is heard, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

n)	to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

o)	once the People’s Committee (if created by the Board of Directors) is heard, to appoint the Investor Relations Officer;

p)

once the Management Committee is heard, to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

p.1)	to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred to in sub-clause “m” of this Clause;

p.2)	to give a real guarantee of any nature, or to give a chattel mortgage;

p.3)	to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

p.4)	to sign any other contracts in accordance with defined limits of authority in relation to amounts;

p.5)	to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;

p.6)

to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

q)	to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

r)	to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 16 below;

(s)

once the People’s Committee (if created by the Board of Directors) is heard, nominate people to drive sectors or areas of the Company, as Officers, who shall report to an Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Executive Directors elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)

once the Management Committee is heard, to manifest in favor or against any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)

once the Audit and Risk Management Committee is heard, define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.

Clause 15 -

The Committees of the Board of Directors, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the Committees shall have an exclusive opinionative character, being that the members of the Committees shall not have any deliberative power or responsibility for the resolutions.

§ One -

Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a corporation. The Board of Directors may dismiss or replace the members of the Committees at any time. The recommendations of the Committees shall be made by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two -

The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three -	The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 16 -	Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

a)

The Management Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives~~,~~. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses “b”, “d”, “g’, “h”, “m”, “p” and “t” of Clause 14, with the exception of sub-Clause “h”, of these Bylaws.

b)

The Sustainability and Strategy Committee: The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence.

c)

The Audit and Risk Management Committee: shall have its attributions indicated by the Board of Directors, including, among others, to give advice to the Board of Directors in compliance with its responsibilities in relation to (i) analysis of the financial statements, development of internal controls; (ii) the analysis and monitoring of the Company’s indebtedness; (iii) analysis of credit transactions and/or liquidation of relevant debt of the Company, as well as the derivative transactions; (iv) identification and measurement of relevant risks associated to the Company, its activities and businesses; and (v) control, inspection and coordination of the work of the Company’s internal and external audits, and also permanently to make efforts for compliance with the Code of Conduct and of the mitigation plans. Such Committee shall previously opine when the decision of the Board of Directors is about the matters set forth in items “e’, “f” and “u” of Clause 14 of the Bylaws.

Clause 17 -

The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

a)	to represent the Board of Directors in dealings with other parties;

b)	to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Executive Officers;

c)	to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

d)	to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 18 -

If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One -

If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Ordinary Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of Article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two -

The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE EXECUTIVE OFFICERS

Clause 19 -

The Executive Officers shall be the Chief Executive Officer and between 4 (four) and 9 (nine) Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One -	The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two -	The members of the Executive Officers are not permitted to give personal guarantees.

Clause 20 -	In the temporary absence:

a)	of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b)

of any other Executive Officers, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Executive Officer shall take part in all the routine activities and shall have all the duties of the said Executive Officer, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One -

In the event of a seat on the Executive Board becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two -

Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 21 -

The Executive Officers shall meet on convocation by the Chief Executive Officer, or by 2 (two) Executive Officers, with up to 2 (two) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One -	The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two -

Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three -

The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 22 -	The following shall be attributions of the Executive Officers:

a)	to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

b)	to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

c)	to produce monthly interim financial statements and deliver them to the Board of Directors;

d)	to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e)	to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

f)

to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g)

to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h)

to inform the Management Committee in writing with a minimum of 5 (five) days’ notice, whenever any General meetings of Shareholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such shareholders meeting or meetings;

i)	to open and/or close branch offices or warehouses throughout the whole of Brazil;

j)	to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

k)	to seek continuous improvement in the organizational climate and results.

Clause 23 -

In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its Executive Officers.

§ One -

The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two -	No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three -	The Company may, subject to the terms of this Clause, be represented by a single Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

a)

in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b)

representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c)

representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

d)	representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four -

Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 24 -	The following are attributions of the Chief Executive Officer:

a)

without prejudice to the terms of Clause 23 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b)	to represent the Company in its public and private relationships at high level;

c)	to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors; e

d)	to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e)

to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f)	to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g)

to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

h)	to propose to the Board of Directors:

h.1)	setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2)	decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3)

acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

h.4)	formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole

Paragraph -	Service of process on the Company shall be valid only when served on the Chief Executive Officer and one other Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 25 -	The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

§ One -

The investiture of the members of the Fiscal Council shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two -	In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 -

The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Shareholders a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

a)

a minimum of 5% (five percent) for the Legal Reserve, until it reaches 20% (twenty percent) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed 30% (thirty percent) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

b)	the amounts allocated to Contingency Reserves, if constituted;

c)

the amount necessary for the payment of a mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) 10% (ten per cent) of the Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause;

d)

the balance, if any, shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One -

As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two -

Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three -	For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in item “c” of Clause 26, “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the Generation of Operational Cash of the Fiscal Year, expressed in national currency;

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value less estimated realized and unrealized costs of sale of the biological assets realized and unrealized.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four -	Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in item “c” of this clause.

§ Five -

The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 -

On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 -	Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a)	declare a semi-annual dividend, on account of the annual dividend;

b)

raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

c)	declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half-yearly financial statements, on account of the annual dividend.

Clause 29 -

The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (Comissão de Valores Mobiliários). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 -

Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One -	For the purposes of these Bylaws:

(a) “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b) “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c) “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d) “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e) “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons;

§ Two -

The OPA Shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three -	The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a) Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b) 145% (one hundred and forty five per cent) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of 24 (twenty four) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System—SELIC (or the index that replaces it) up to the time of payment.

§ Four -	The execution of the OPA mentioned in the caput of this article shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five -	The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six -

In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this clause, as provided in article 120 of the Corporations Law.

§ Seven -

Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives (a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight -

The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine -

For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in item “c” of Paragraph One of this clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten -

If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven -	The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29th, 2017 and to its Successors (defined below).

§ Twelve -

For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29th, 2017.

CHAPTER VIII

SALE OF CONTROL

Clause 31 -

The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One -	For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two -

For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three -

For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four -

For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 -	The tender offer referred to in the previous clause shall be:

(a) when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b) in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 -

Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a) execute the tender offer referred to in Clause 31 of these Bylaws; and

(b) pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 -

The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER IX

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 -

The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One -

The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two -

The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three -	The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER X

WITHDRAW FROM NOVO MERCADO

Clause 36 -

The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to art. 7, sole paragraph, and (ii) communicated to B3 in writing with at least 30 (thirty) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 -

In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within 120 (one hundred and twenty) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 -

In the event there is no Controlling Shareholder, in case the Company withdraws from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of 120 (one hundred and twenty) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the clause above.

§ One -

The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two -

In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 -

The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One -	The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two -

In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three -

In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four -

In case the shareholders meeting referred to in Paragraph Three above decides that the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 -

It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Clause 41 -

Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Fiscal Council; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One -	In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two -

The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three -	In the event that the Person does not comply with the obligations imposed by this clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER XI

LIQUIDATION

Clause 42 -

The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XII

ARBITRATION PROCEEDING

Clause 43 -

The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

****

APPENDIX V – BYLAWS COMPARISON TABLE

(Article 11 of CVM Instruction 481/09)

Report detailing the origin and justification of changes proposed and analyzing their legal and economic effects

ARTICLES OF CURRENT BYLAWS	PROPOSED AMENDMENTS TO THE BYLAWS	ORIGIN, JUSTIFICATION AND ANALYSIS OF THE EFFECTS OF CHANGES
Clause 5 The fully subscribed capital of the Company is six billion, two hundred and forty-one million, seven hundred and fifty-three thousand, thirty-two reais and sixteen centavos (R$6,241,753,032.16), divided into one billion, one hundred and five million, eight hundred twenty-six thousand, one hundred and forty-five (1,105,826,145) registered, book-entry common shares with no par value.	Clause 5 The fully subscribed capital of the Company is twenty billion, nine hundred eighty-seven million, seventeen thousand, nine hundred nineteen reais and thirty-three centavos (R$20,987,017,919.33) divided into one billion, three hundred sixty million, eight hundred twenty-six thousand, one hundred forty-five (1,360,826,145) registered, book-entry common shares with no par value.[3]	Amount of capital adjusted as a result of the Operation, if any. No legal or economic effects are expected other than those mentioned above.

Article 5, Paragraph 1 The registered capital may be increased without any amendment to the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen thousand, seven hundred and twelve (780,119,712) common shares, all exclusively book-entry shares.	Clause 5, § Three The registered capital may be increased without any amendment to the Bylaws, by decision of the Board of Directors, upon additional issue of up to seven hundred and eighty million, one hundred and nineteen thousand, seven hundred and twelve (780,119,712) common shares, all exclusively book-entry shares.	Wording adjustment to clarify that the “additional issue of up to” 780,119,712 common shares is authorized, replacing the expression “up to the limit of.”

[3]	Capital amount and number of common shares of the Company subject to adjustments mentioned in Clauses 1.1 and 2.1 of the Merger Agreement.

Article 12 The Board of Directors is formed of five (5) to nine (9) members, residents or not of Brazil, elected by the Shareholders’ Meeting, who appoint from among them the Chairman and up to two (2) Vice chairmen.	Article 12 The Board of Directors is formed of five (5) to ten (10) members, residents or not of Brazil, elected by the Shareholders’ Meeting, who appoint from among them the Chairman and up to two (2) Vice Chairmen.	Increase in the maximum number of directors, from nine (9) to ten (10).

EXHIBIT 4

Exhibit 4

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

PROXY STATEMENT FOR THE

EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON SEPTEMBER 13, 2018

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In order to facilitate and encourage shareholder participation, we have prepared this Proxy Statement for the Shareholders Meeting (“Proxy Statement”) of Suzano Papel e Celulose S.A. (“Suzano” or “Company”).

This document, which contains all the necessary information and instructions for shareholder participation in the meeting, as well as instructions for exercising their voting rights at the Extraordinary Shareholders Meeting of the Company to be held on September 13, 2018 (“Shareholders Meeting”), is aligned with the principles and practices of good corporate governance adopted by the Company.

The Shareholders Meeting will be attended by the Executive Officers of Suzano, at least one representative from the Audit Board and one representative from PricewaterhouseCoopers Auditores Independentes, who will provide all clarifications on the items on the Meeting agenda.

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the Shareholders Meeting.

We look forward to meeting you!

Sincerely,

David Feffer	Walter Schalka
Chairman of the Board	Chief Executive Officer

1

GUIDELINES FOR PARTICIPATION

Date, Time and Venue

The Shareholders Meeting of the Company will be held on September 13, 2018, at 9:30 a.m., at the registered office of the Company located at Avenida Professor Magalhães Neto, nº 1752, Bairro Pituba, CEP 41810-012, in the city of Salvador, state of Bahia.

We recommend that you arrive at the venue at least thirty (30) minutes prior to the scheduled time.

Who can participate in the Shareholders Meeting

All the holders of registered common shares issued by Suzano, by themselves or through their duly appointed legal representatives or proxies, can attend the Shareholders Meeting.

Quorum for holding the meeting

To hold the Shareholders Meeting on first call, shareholders holding at least 2/3 of the capital must be present, in view of the proposed amendment of the Bylaws on account of the implementation of the Operation in accordance with the Merger Agreement.

How to participate in the Shareholders Meeting

Shareholders of the Company can participate in the Shareholders Meeting in three ways: (i) in person; (ii) through a proxy duly appointed in accordance with paragraph 1, article 126 of Federal Law 6,404/1976; or (iii) through absentee vote, in accordance with CVM Instruction 481/09, as amended (“ICVM 481/09”).

Required Documentation

(i) Participation in Person

To attend the Shareholders Meeting in person, shareholders must bring proof of their ownership of shares of the Company issued up to four (4) business days prior to the date of the Shareholders Meeting by the stock transfer agent or custody agent, and the following documents, as applicable.

If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

2

(a) Individuals: official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy instrument.

(b) Legal Entities: valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers.

(c) Investment Funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(ii) Participation via Proxy:

Proxies must have been constituted less than one (1) year ago and must be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution.

In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, as per a decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Without prejudice to paragraph 2, article 5 of ICVM 481/2009 and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

3

(iii) Absentee Ballot

In accordance with article 21-A and subsequent articles of ICVM 481/09, shareholders of the Company may cast their vote in shareholders meetings through absentee ballot, to be formalized through an electronic document called “Absentee Ballot” (“Ballot”), a template of which available in Appendix I and on the website of the Company (www.suzano.com.br/ri) in the CVM Files section, on the General Shareholders’ Meetings 2018 page.

Absentee voting, using the Ballot, is possible in three ways: (i) by transmitting the instructions for completing the Ballot to their custody agents, if the shares are deposited with a depositary bank; (ii) by transmitting the instructions for completing the Ballot to the financial institution engaged by the Company as its stock transfer agent, if the shares are not deposited with a depositary bank; or (iii) directly to the Company, by post or e-mail, to the addresses provided below. Voting instructions must be received by the custody agent, stock transfer agent or the Company at least seven (7) days prior to the date of the Shareholders Meeting, i.e. by September 6, 2018, except as established otherwise by their custodian or stock transfer agents. If the Ballot is sent directly to the Company, it should be duly initialed, signed and authenticated, and sent with the other documents indicated in items (i) and (ii) above.

Additional Clarifications

For further information, Suzano’s Investor Relations Department is available at the telephone (+55 11) 3503-9414 or e-mail ri@suzano.com.br.

4

MEETING AGENDA

In accordance with the Call Notice, attached hereto as Appendix II, published in the state register Diário Oficial do Estado da Bahia, the newspapers Correio da Bahia and Valor Econômico, and on the websites of Suzano and the Securities and Exchange Commission of Brazil (http://ri.suzano.com.br/ and www.cvm.gov.br) as of August 9, 2018, the following matters will be submitted to the Shareholders at the Shareholders Meeting:

(i) to ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF)under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription;

(ii) to examine, discuss and approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”);

(iii) to ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

(iv) to approve the Valuation Report of Holding;

(v) to approve the proposed Operation as per the terms of the Merger Agreement;

(vi) to approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement; and

5

(vii) to approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

Approval of the matters in items (i) and (vii) above will be effective only upon fulfillment or verification of the conditions precedent set forth in the Merger Agreement. The events and stages of the Operation established in the Merger Agreement, including those on the Meeting agenda, are interdependent and each stage is effective individually only if all others are effective as well. Accordingly, if the Shareholders Meeting approves any of the matters in items (i) to (vii), but rejects other matters in those items, the approved items shall not produce any effect.

The Management Proposal and all other documents related to the matters to be voted on at the Meeting are available at the Investor Relations website of Suzano (www.suzano.com.br/ri) and on the websites of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br) and the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br), as well as at the registered office of the Company (at the address indicated in the section “Guidelines for Participation” above).

6

APPENDIX I – Absentee Ballot Template

ABSENTEE BALLOT

EXTRAORDINARY SHAREHOLDERS MEETING OF SUZANO PAPEL E

CELULOSE S.A. of Sep. 13, 2018

Name of Shareholder

CNPJ or CPF of Shareholder

E-mail

Instructions for completing the form

Please observe the following instructions: (i) all the fields must be correctly completed. If any field is blank or crossed-out, it will be disregarded; (ii) all the pages must be initialed; and (iii) the final page must be signed by the voting shareholder or by their representatives, in case of legal entities.

Failure to complete any voting field does not render the ballot void, but only the respective item. The vote will be counted only with regard to voting fields completed correctly. Signatures must be authenticated.

Instructions for delivery, including the option of submission directly to the company or providing instructions for completion by the stock transfer agent or custody agent

Shareholders who choose to exercise their absentee ballot directly at the Company must submit the following documents: (i) for individuals: certified copy of identity document with photograph [Brazilian (RG) or foreign identity card (RNE), driver’s license (CNH), passport or officially recognized professional association membership document]; (ii) for legal entities: certified copy of the articles of organization or bylaws, as applicable, corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a certified copy of an identity document with photograph of such representatives (RG, RNE, CNH, passport or officially recognized professional association membership document); and (iii) for investment funds: consolidated regulations, bylaws or articles or organization, as applicable, of the administrator or manager, corporate documents attesting to the powers of representation, and certified copy of identity document with photograph of its representative (RG, RNE, CNH, passport or officially recognized professional association membership document).

7

Alternatively, shareholders may send their voting instructions to their custody agent or stock transfer agent if their shares are held at the central depositary of the stock exchange, in which case they must observe the rules and procedures established by the custody agent and applicable regulations.

Absentee ballots will be received until September 6, 2018.

Postal address and e-mail for submitting the absentee ballot, if shareholders wish to send it directly to the Company

Shareholders can submit the original ballot and certified copies of the documents in person or by post to Avenida Brigadeiro Faria Lima, 1355, 8° andar, CEP 01452-919, São Paulo – SP, c/o Legal Department, or send the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and brunahd@suzano.com.br, in which case they must also submit the original ballot to the above address.

Absentee ballots will be received until September 6, 2018.

Institutions engaged by the Company to provide stock transfer services, including name, address, e-mail, telephone number and contact information

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3º andar Itaim Bibi, São Paulo, SP CEP 04538-132 Tel: +55 11 3003-9285 (state capitals and metropolitan regions) Tel: 0800 7209285 (other locations)

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions/Matters related to the Extraordinary Shareholders Meeting

Simple Resolution

1. To ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription.

☐  Approve    ☐  Reject    ☐  Abstain

Simple Resolution

2. To approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events and bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”).

☐  Approve    ☐  Reject     ☐  Abstain

8

Simple Resolution

3. To ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

4. To approve the Valuation Report of Holding.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

5. To approve the proposed Operation as per the terms of the Merger Agreement.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

6. To approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement.

☐  Approve    ☐  Reject     ☐  Abstain

Simple Resolution

7. To approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

☐  Approve    ☐  Reject     ☐  Abstain

9

Simple Matter

8. If this Extraordinary Shareholders Meeting is held on second call, can the voting instructions in this Ballot be considered for that Meeting as well?

☐  Yes    ☐  No    ☐  Abstain

Date:

Signature:

Shareholder’s Name:

Phone:

10

APPENDIX II – Call Notice

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNJP/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Federal law 6,404/1976, to the Extraordinary Shareholders Meeting to be held on September 13, 2018, at 9:30 a.m., at the registered office of the Company located at Av. Professor Magalhães Neto, nº 1752, Bairro Pituba, in the city of Salvador, state of Bahia, CEP 41810-012, to deliberate on the following agenda:

(viii) to ratify the Company’s investment in Eucalipto Holding S.A., a privately held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 29.339.648/0001-79, with registered office at Avenida Brigadeiro Faria Lima, nº 1355, 8º andar, sala 2, Bairro Pinheiros, CEP 01452-919, in the city and state of São Paulo, (“Holding”), through subscription to new shares in the amount established in the Merger Agreement, with payment in cash at the time of subscription;

(ix) to examine, discuss and approve the Merger Agreement signed on July, 26, 2018 (“Merger Agreement”) between the managements of the Company, Holding and Fibria Celulose S.A., a publicly held company, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no. 60.643.228/0001-21, with registered office at Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the city and state of São Paulo, (“Fibria”), which establishes the terms and conditions of the corporate restructuring, whose acts and events are bound and interdependent among themselves, by which the shares issued by Fibria will be merged with Holding, and Holding will be merged with the Company, which will consequently own all the shares of Fibria, with the consequent combination of the operations and shareholder bases of the Company and Fibria (“Operation”);

11

(x) to ratify the engagement of PricewaterhouseCoopers Auditores Independentes, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under no 61.562.112/0001-20, as the specialized firm responsible for preparing the valuation report of the net book value of Holding, for the purposes of the merger of Holding with the Company (“Valuation Report of Holding”);

(xi) to approve the Valuation Report of Holding;

(xii) to approve the proposed Operation as per the terms of the Merger Agreement;

(xiii) to approve the increase in the capital of Suzano as a result of the merger of Holding, to be subscribed to and paid up by the managers of Holding, in favor of its shareholders, with the cancelation of the shares issued by Holding and held by the Company. The capital increase will be carried out through the issue of the Final Number of Suzano Shares per Common Share of Holding, as objectively determined by item 2 and subsequent items of the Merger Agreement; and

(xiv) to approve the amendment and restatement of the bylaws of the Company to alter Article 5, as a result of the resolution taken as per item (vi) above, the subscribed capital of the Company and the number of shares comprising it, as well as to adjust the wording of Paragraph One of said article regarding the authorized capital, and to amend article 12 of the bylaws of the Company regarding the maximum number of members of the Board of Directors, in accordance with the Management Proposal of the Company.

Approval of the matters in items (i) to (vii) above will be effective only upon fulfillment or verification of the conditions precedent set forth in the Merger Agreement. The events and stages of the Operation established in the Merger Agreement, including those on the Meeting agenda, are interdependent and each stage is effective individually only if all others are effective as well. Accordingly, if the Meeting approves any of the matters in items (i) to (vii), but rejects other matters in those items, the approved items shall not produce any effect.

The Management Proposal, including the following documents, is available to Shareholders on the Company’s Investor Relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br): (i) Absentee Ballot; (ii) Merger Agreement and its appendices; (iii) the main terms of the Operation, as required by article 20-A of CVM Instruction 481/09; (iv) the Valuation Report of Holding; (v) information required under Appendix 21 of CVM Instruction 481/09; and (vi) information required by article 11 of CVM Instruction 481/09, as well as the Proxy Statement of the Meeting.

12

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1, article 126 of Federal Law 6,404/1976. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (a) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (c) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

Without prejudice to paragraph 2, article 5 of CVM Instruction 481/2009 (as amended) and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

13

The Company informs that it has implemented an absentee voting system, pursuant to CVM Instruction 481/2009 (as amended), enabling its Shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by September 6, 2018 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, Shareholders must observe the rules in CVM Instruction 481/2009 (as amended) and the procedures described in the absentee ballots made available by the Company.

São Paulo, August 9, 2018.

David Feffer

Chairman of the Board of Directors

14

EXHIBIT 5

Earnings Conference Call 2Q18 Exhibit 5

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. NO OFFER OR SOLICITATION This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed business combination transaction with Fibria Celulose S.A. (“Fibria”), Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED BUSINESS COMBINATION TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 and all other documents filed by Suzano with the SEC in connection with the proposed business combination transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br. Disclaimer

Quarter affected by the truck drivers’ strike and exchange variation Adjusted EBITDA²: R$ 1,573 MM +36% vs. 2Q17 +3% vs. 1Q18 Operational Cash Generation¹: R$ 1,279 MM +40% vs. 2Q17 +1% vs. 1Q18 ¹ Operating Cash Generation = Adjusted EBITDA less Sustaining CAPEX. | ² Adjusted for non-recurring factors. | ³Net Debt / Last twelve months Adjusted EBITDA (in R$). 4 HIGHLIGHTS Impact of exchange variation on hedge operations: (R$ 2,550 MM) Leverage³: 1.7x -1.0x vs. 2Q17 0.0x vs. 1Q18 Production loss due to strike: ~105k ton Pulp: -80k ton Paper: -25k ton

5 ¹ Excludes other businesses from 1Q18 onward, i.e. consumer goods. | ² LTM: last twelve months ending on 06/30/2018. | ³ Impact referring to the Management’s Long-Term Incentive : (i) 1Q18: -R$ 33/ton in EBITDA and -0,1 p.p. in ROIC ; (ii) 2Q18: -R$ 120/ton in EBITDA and -0,6 p.p. in ROIC; (iii) LTM 2Q18: -R$ 34/ton in EBITDA and -0,8 p.p. in ROIC and (iv) LTM 1Q18: -0,1 p.p. in ROIC. Paper Operational stability supports the evolution of results Paper Sales (‘000 ton) Paper Production (‘000 ton) Paper Adjusted EBITDA (R$/ton) Paper ROIC (%)

6 Pulp Results supported by exchange variation and volume affected by truck drivers’ strike FX (BRL/USD) R$3.32 R$3.21 R$3.24 R$3.61 R$3.19 Pulp Production (‘000 ton) Pulp Adjusted EBITDA (R$/ton) Pulp ROIC (%) ¹ LTM: last twelve months ending on 06/30/2018. Pulp Sales (‘000 ton)

Pulp Production cash cost affected by lower volume produced and raw material prices Price increase of chemicals inputs (indexed to the U.S. dollar) Reduction of approximately 80,000 tons of market pulp in 2Q18 Lower dilution of fixed costs Obs.: In line with market practice and for comparison purposes, the methodology for calculating the cash cost has been changed from 1Q18 onward and currently does not consider the depletion of wood from third-party suppliers. 7 Quarterly Pulp Cash Cost (excluding downtimes – R$/ton) LTM Pulp Cash Cost (excluding downtimes – R$/ton)

8 Steady capital discipline ¹ The 2nd tranche of the acquisition price will be paid in 2018 (50%) and 2019 (50%). 6M18 Maintenance 0.6 0.3 Acquisition of Facepa 1.3 Total Structural Competitiveness & Adjacent Business 0.3 0.2 Acquisition of land and forests¹ Capex (R$ billion) 2017 1.1 - 1.8 0.7 - 2018e 1.2 0.3 2.8 0.6 0.7

Leverage¹ (in times) Amortization Schedule (R$ million) Net Debt: R$ 9.9 billion (US$ 2.6 billion) 9 ¹ Leverage measured by net debt over Adjusted EBITDA of the last twelve months. Average Cost of Debt (in US$): 4.6% p.a. based on market swap curve Average Debt Maturity: 90 months Continuous improvement of financial metrics

10 Regulatory Approval SEC filings Shareholder meetings Closing Fibria Business Combination Transaction Timeline Agreement between Suzano and Fibria Antitrust Unrestricted authorization issued by the Federal Trade Commission (US antitrust) Antitrust clearance processes in progress: CADE (Brazil), SAMR (China), European Commission (Europe) and Turkey Available Sources of Financing Issuance of Debentures (R$ 4.7 billion) Issuance of Export Credit Notes (R$ 770.6 million) Bridge Loan commitment reduction from US$ 6.9 billion to US$ 4.4 billion Corporate Approval of the Protocol of Justification and Incorporation (i.e., the Merger Agreement) by the Boards of Directors of Suzano and Fibria Suzano’s Shareholders' Meeting convened for Sep 13, 2018 Integration planning in progress Approval of all antitrust Closing: D+45 Securities Filings SEC Registration of Suzano Shares and declaration of effectiveness NYSE ADR listing SOX Compliance starting on January 1, 2019

03/15/2018 Cash Payment (R$) Hedged Amount (R$) % Hedged in Reais Hedged Amount (US$) Exchange rate of Hedge (R$/US$) Exposure (US$) Exchange rate (R$/US$) 29,027 - - - - 8,837 3.29 06/30/2018 SENSITIVITY at each R$ 0.10/US$ variation ~US$ 277 million ~US$ 54 million Hedge Operations Instruments of protection reduce exchange exposure 29,571 21,756 74% 6,050 3.5961 2,027 3.86 (in millions) 07/31/2018 ~US$ 41 million 29,731 24,132 81% 6,650 3.6289 1,491 3.75 11

12 (on 06/30/2018) US$ 9,180 (R$ 2,550) (average exchange rate of R$3.5961/US$, considering swaps) Derivatives Results Impact of the hedge on the cash payment in the Fibria business combination transaction

13 (R$ million - on 06/30/2018) ¹ Cash Installment: payment of R$ 52.50 to Fibria’s shareholders for each common share issued by Fibria, which will be subject to adjustment in accordance to the variation of the CDI rate from 03/15/2018 to the date of consummation of the Transaction. | ² Commitment: US$2.3 billion with exchange of 06/30/2018 (R$3.8558/US$). | ³ Availability of cash due to Export Credit Note issuance on 07/31/2018. | 4 Bridge Loan: US$4.4 billion (R$ 3.8558/US$). Cash Installment ¹ on 03/15/2018 CDI adjustment until 06/30/2018 Cash Installment on 06/30/2018 Mark to Market of hedge and cash effect on 06/30/2018 1st Tranche² (6-year term loan) 6th Debenture Potential disbursement of Bridge Loan Subtotal Companies Cash International Capital Markets: Bonds US$ Export Financing: EPP R$ Capital Markets: Debentures R$ Export Financing: NCE Alternatives to Bridge Loan: Export Credit Note³ Bridge Loan4 (events post 06/30/2018) Fibria Business Combination Transaction Financing obtained through Bridge Loan

Investor Relations www.suzano.com.br/ir ri@suzano.com.br